Form 20-F
period 2003-06-30
NDS GROUP PLC
filed 2003-12-04
CIK 1098074

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended: 30 June 2003
                     ---------------------------------------
                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-30364

                                  NDS Group plc
             (Exact name of Registrant as specified in its charter)

England and Wales (Jurisdiction of incorporation or organization)

          One London Road, Staines, Middlesex TW18 4EX, United Kingdom
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.
  Title of each class                 Name of each exchange on which registered

                                    None
                                    ----

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

                     Series A ordinary shares of $0.01 each
                     --------------------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      None
                                      ----

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                11,983,681 Series A ordinary shares of $0.01 each 42,001,000 Series B ordinary shares of $0.01 each
                   42,000,002 deferred shares of (pound)1 each


Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 |X| Yes |_| No

Indicate by check mark which financial statement item the registrant has elected to follow.

                            |_| Item 17 |X| Item 18


                                TABLE OF CONTENTS



                                                                                                            Page

                  Introduction......................................................................         1
                  Special Note Regarding Forward-Looking Statements.................................         1

PART I
Item 1            Identity of Directors, Senior Management and Advisers.............................         2
Item 2            Offer Statistics and Expected Timetable...........................................         2
Item 3            Key Information...................................................................         2
Item 4            Information on the Company........................................................         8
Item 5            Operating and Financial Review and Prospects......................................         18
Item 6            Directors, Senior Management and Employees........................................         29
Item 7            Major Shareholders and Related Party Transactions.................................         35
Item 8            Financial Information.............................................................         36
Item 9            The Offer and Listing.............................................................         37
Item 10           Additional Information............................................................         38
Item 11           Quantitative and Qualitative Disclosures About Market Risk........................         43
Item 12           Description of Securities Other Than Equity Securities............................         43

PART II
Item 13           Defaults, Dividend Arrearages and Delinquencies...................................         44
Item 14           Material Modifications to the Rights of Security Holders and Use of Proceeds......         44
Item 15           Controls and Procedures...........................................................         44
Item 16           [RESERVED]                                                                                 44
Item 16A          Audit Committee Financial Expert..................................................         44
Item 16B          Code of Ethics....................................................................         44
Item 16C          Principal Accountant Fees and Services............................................         44
Item 16D          Exemptions from the Listing Standards for Audit Committees........................         44

PART III
Item 17           Financial Statements..............................................................         44
Item 18           Financial Statements..............................................................         45
Item 19           Exhibits..........................................................................         45

                  Signatures........................................................................         46

INTRODUCTION

As used in this Annual Report on Form 20-F, references to the "Company" are to NDS Group plc. References to "NDS", "the Group", "NDS Group" and the first person plural are to NDS Group plc and its subsidiaries and associated undertaking.

Unless otherwise indicated, the financial information contained in this Annual Report on Form 20-F has been prepared on the basis of accounting principles generally accepted in the United Kingdom ("UK GAAP"). UK GAAP differs in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). The principal differences between UK GAAP and US GAAP are explained in Note 31 to our consolidated financial statements: "Summary of differences between UK and US GAAP".

References to a year are, unless otherwise indicated, references to the Company's fiscal year ending 30 June of such year. In this Annual Report on Form 20-F, financial and statistical information is, unless otherwise indicated, stated on the basis of such fiscal year.

References to "pounds", "sterling", "pounds sterling" or "(pound)" refer to the legal currency of the United Kingdom of Great Britain and Northern Ireland ("UK"), which is the currency in which our consolidated financial statements are denominated. References herein to "$" or "US$" are to US dollars, the currency of the United States of America ("US") and references to "(euro)" are to euros, the currency of certain countries of the European Union.

NDS, VideoGuard, Value@TV, Provider, Synamedia, XTV, Streamserver, Streamshaper and OpenBet are either trademarks or registered trademarks of NDS Group plc and subsidiaries in one or more countries worldwide. This Annual Report on Form 20-F also includes trade names and trademarks of companies other than NDS.


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains certain forward-looking statements, including statements about our business, operations and financial condition and various statements contained in Item 3: "Key Information - Risk Factors", Item 4: "Information on the Company" and Item 5: "Operating and Financial Review and Prospects". Our actual results could differ materially from such forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "could", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of such terms or other comparable terminology.

You are cautioned that any such forward-looking statements are not guarantees of future performance and include risks and uncertainties. We cannot guarantee future results, levels of activity, performance or achievements.

                                     PART I

          ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.


                 ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


                             ITEM 3. KEY INFORMATION

Selected financial data

The selected financial data presented below for each year in the three-year period ended 30 June 2003 and as at 30 June 2003 and 2002, have been derived from our consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F, and should be read in conjunction with those financial statements and related notes. The selected financial data presented below for the years ended 30 June 2000 and 1999 and as at 30 June 2001, 2000 and 1999 have been derived from our audited consolidated financial statements and the notes thereto for those years.

The financial statements from which the selected financial data were extracted the years ended and as at 30 June 2003 and 2002 were audited by Ernst & Young LLP. The financial statements from which the selected financial data were extracted for the year ended and as at 30 June 2001 and earlier dates were audited by Arthur Andersen.

The consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. See Note 31 to our consolidated financial statements for a discussion of the principal differences between UK GAAP and US GAAP.

Profit and loss account information in accordance with UK GAAP

                                                                            Year Ended 30 June
                                                                            ------------------
                                                       1999            2000           2001            2002           2003
                                                (pound)'000     (pound)'000    (pound)'000     (pound)'000    (pound)'000
                                                -----------     -----------    -----------     -----------    -----------
Turnover--Continuing operations                     127,574         160,214         215,628        240,788         237,237
        --Discontinued operations                    88,348               -               -              -               -
                                             -------------------------------------------------------------------------------
                                                    215,922         160,214         215,628        240,788         237,237
Cost of sales                                      (101,020)        (61,958)        (76,676)       (83,107)        (94,467)
                                             -------------------------------------------------------------------------------
Gross profit                                        114,902          98,256         138,952        157,681         142,770
Administrative expenses
  - trading expenses                                (95,753)        (72,415)        (95,182)      (103,810)        (92,091)
                                             -------------------------------------------------------------------------------
                                                     19,149          25,841          43,770         53,871          50,679
Administrative expenses
  - amortisation of intangible fixed assets          (2,276)         (1,536)         (4,590)        (7,350)         (9,602)
  - exceptional expenses                                  -               -               -         (3,826)         (4,274)
                                             -------------------------------------------------------------------------------
Operating profit (loss)                              16,873          24,305          39,180         42,695          36,803
----------------------------------------------------------------------------------------------------------------------------
Arising from:
           Continuing operations                     18,734          24,305          39,180         42,695          36,803
           Discontinued operations                   (1,861)              -               -              -               -
----------------------------------------------------------------------------------------------------------------------------

Share of associate's operating profit (loss)              -               -               5             21            (220)
Loss on disposal of associate                             -               -               -              -             (60)
Profit on sale of discontinued operations                 -           5,192               -              -               -
Net interest income (expense)                       (13,205)         (3,389)          2,098          2,513           2,887
                                             -------------------------------------------------------------------------------
Profit on ordinary activities before taxation         3,668          26,108          41,283         45,229          39,410
Taxation                                             (1,194)         (6,498)        (12,154)       (14,551)        (13,472)
                                             -------------------------------------------------------------------------------
Profit on ordinary activities after taxation          2,474          19,610          29,129         30,678          25,938
Minority interests                                     (356)           (218)              -              -             102
                                             -------------------------------------------------------------------------------
Profit for the year attributable to members
of the parent company                                 2,118          19,392          29,129         30,678          26,040
                                             ===============================================================================


In these selected data, "discontinued operations" refers to the digital broadcasting business that we transferred on 1 July 1999 to Ordinto Investments, a subsidiary of The News Corporation Limited ("News Corporation"), the controlling shareholder of NDS Group plc. The consideration for goodwill amounted to (pound)20 million. Other net assets were sold for their book value. The transaction yielded a profit to NDS of (pound)5,192,000, which is a permanent difference for tax purposes. Ordinto Investments sold the business to Tandberg Television ASA, an unrelated entity, on 14 October 1999.

Earnings and dividends per share in accordance with UK GAAP

                                                                           Year Ended 30 June
                                                                           ------------------
                                                       1999            2000           2001           2002            2003
                                                       ----            ----           ----           ----            ----
Basic earnings (loss) per share                        5.0p           40.1p           55.1p          57.5p           48.4p
Diluted earnings (loss) per share                      5.0p           38.7p           52.8p          56.1p           48.0p
                                             -------------------------------------------------------------------------------

Weighted average number of shares in issue       42,001,000      48,309,178      52,824,956     53,347,593      53,856,141
Diluted weighted average number of shares        42,001,000      50,044,537      55,197,631     54,659,952      54,267,114
                                             -------------------------------------------------------------------------------

No dividends have been paid or declared in any of the past five fiscal years.

Profit and loss account information in accordance with US GAAP

                                                                           Year Ended 30 June
                                                                           ------------------
                                                       1999            2000           2001            2002           2003
                                                (pound)'000     (pound)'000    (pound)'000     (pound)'000    (pound)'000
                                                -----------     -----------    -----------     -----------    -----------
Revenues                                            137,024         163,364         206,592        234,727         256,809
                                             -------------------------------------------------------------------------------
Net income                                            4,344           6,814          18,635         28,650          35,458
                                             -------------------------------------------------------------------------------

Earnings per share in accordance with US GAAP
                                                                           Year Ended 30 June
                                                                           ------------------
                                                      1999            2000            2001           2002            2003
                                                      ----            ----            ----           ----            ----
Basic earnings per share                              10.3p           14.1p           35.3p          53.7p           65.8p
Diluted earnings per share                            10.3p           13.6p           33.8p          52.4p           65.6p

Continuing earnings per share - basic                 14.2p            3.4p           35.3p          53.7p           65.8p
Continuing earnings per share - diluted               14.2p            3.3p           33.8p          52.4p           65.6p
Discontinued earnings (loss) per share (1)            (3.9p)          10.7p            -              -               -
                                             -------------------------------------------------------------------------------

Weighted average number of shares in issue       42,001,000      48,309,178      52,824,956     53,347,953      53,856,141
Diluted weighted average number of shares        42,001,000      49,963,410      55,165,120     54,640,510      54,070,452
                                             -------------------------------------------------------------------------------

(1) Earnings per share for the year ended 30 June 2000 in respect of the discontinued operations represents the profit per share recognised on the disposal of the discontinued operations.



Balance sheet information in accordance with UK GAAP
                                                                             As at 30 June
                                                       1999            2000           2001            2002           2003
                                                (pound)'000     (pound)'000    (pound)'000     (pound)'000    (pound)'000
                                                -----------     -----------    -----------     -----------    -----------
Total assets                                        182,163         124,096         230,436        284,490         248,271
Long-term liabilities                              (133,540)         (1,474)         (1,684)        (1,445)         (1,533)
Total other liabilities                            (132,757)        (70,005)       (102,886)      (119,237)        (60,409)
Minority interests                                   (1,753)              -               -              -             (58)
                                             -------------------------------------------------------------------------------
Net assets (liabilities)                            (85,887)         52,617         125,866        163,808         186,271
                                             -------------------------------------------------------------------------------

Equity shareholders' funds                         (127,887)         10,617          83,866        121,808         144,271
Non-equity shareholders' funds                       42,000          42,000          42,000         42,000          42,000
                                             -------------------------------------------------------------------------------
                                                    (85,887)         52,617         125,866        163,808         186,271
                                             -------------------------------------------------------------------------------

Balance sheet information in accordance with US GAAP

                                                                             As at 30 June
                                                                             -------------
                                                       1999            2000           2001            2002           2003
                                                (pound)'000     (pound)'000    (pound)'000     (pound)'000    (pound)'000
                                                -----------     -----------    -----------     -----------    -----------
Total assets - continuing operations                111,367         129,614         212,711        259,157         233,970
Total assets - discontinued operations               75,836               -               -
                                             -------------------------------------------------------------------------------
Total assets                                        187,203         129,614         212,711        259,157         233,970

Long-term liabilities                              (133,540)         (1,474)         (1,684)        (1,445)         (1,533)
Total other liabilities                            (140,248)        (77,371)       (115,036)      (130,274)        (70,855)
Minority interests                                        -               -               -              -             (58)
                                             -------------------------------------------------------------------------------
Net assets (liabilities)                            (86,585)         50,769          95,991        127,438         161,524
                                             -------------------------------------------------------------------------------

Net assets of discontinued operations                65,415               -               -              -               -
                                             -------------------------------------------------------------------------------


Equity share capital
                                                                             As at 30 June
                                                       1999            2000           2001            2002           2003
                                                     Number          Number         Number          Number         Number
                                                  of shares       of shares      of shares       of shares      of shares
                                                -----------     -----------    -----------     -----------    -----------
Equity shares outstanding (number)
Ordinary shares of $0.01 each                    42,001,000               -               -              -               -
Series A ordinary shares of $0.01 each                    -      10,539,126      11,243,400     11,677,033      11,983,681
Series B ordinary shares of $0.01 each                    -      42,001,000      42,001,000     42,001,000      42,001,000
                                             -------------------------------------------------------------------------------

                                                    Nominal         Nominal        Nominal         Nominal        Nominal
                                                      Value           Value          Value           Value          Value
                                                (pound)'000     (pound)'000    (pound)'000     (pound)'000    (pound)'000
Equity shares outstanding (nominal value)
Ordinary shares of $0.01 each                           264               -               -              -               -
Series A ordinary shares of $0.01 each                    -              65              70             73              75
Series B ordinary shares of $0.01 each                    -             264             264            264             264
                                             -------------------------------------------------------------------------------
                                                        264             329             334            337             339
                                             -------------------------------------------------------------------------------


Exchange rates

Our reporting currency is pounds sterling. The following tables set out, for the periods and dates indicated, information concerning the noon buying rates in New York City for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes for pounds sterling expressed in US dollars per (pound)1.00.

As at 28 November 2003, the noon buying rate was US$1.7219 per (pound)1.00.

The highest and lowest rates for each of the previous six months were:

Month                                          High             Low
-----                                          ----             ---

June 2003                                      1.6840           1.6278
July 2003                                      1.6718           1.5867
August 2003                                    1.6170           1.5728
September 2003                                 1.6642           1.5732
October 2003                                   1.7025           1.6598
November                                       1.7219           1.6693

The average exchange rates (calculated by averaging the exchange rates on the last day of each month during the period) for each of the last five fiscal years were:

Year Ended 30 June                             Average
------------------                             -------

1999                                           1.6417
2000                                           1.5919
2001                                           1.4479
2002                                           1.4477
2003                                           1.5915


Risk factors

Holders of our securities are exposing themselves to certain risks. Our business, operating results and financial condition could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks. You should also refer to the other information set out in this Annual Report on Form 20-F, including our consolidated financial statements.

Our business will suffer if we do not respond to commercial and technological changes affecting the broadcasting industry.

Our business and the market in which we operate is characterised by rapid commercial and technological change, evolving industry standards and frequent product enhancements. Many digital broadcasters are seeking more sophisticated software which will afford them greater flexibility in delivering programming material such as news, films and sports events to viewers. They are also seeking to offer additional services such as electronic programme guides ("EPGs"), games, gaming and other interactive applications, personal video recorder ("PVR") functionality and other services.

Our continued success will depend, in part, upon our ability to develop and market products and services that respond to technological changes and evolving industry standards in a timely and cost-effective manner. If the market in which we operate develops more slowly than we anticipate, or if we should fail to develop and introduce products and services that are compatible with industry standards, satisfy customer requirements and compete effectively with products and services offered by our competitors, our business, operating results and financial condition could be materially adversely affected.

Our operating results and growth could decline if our customers' subscriber bases do not continue to increase.

A significant portion of our revenues is derived from the sale of smart cards to our customers and ongoing support and maintenance fees paid by our customers. These fees are frequently based upon the number of our customers' subscribers. We also receive royalties for each set-top box manufactured which incorporates our technology. Therefore, a significant portion of our revenues is dependent upon our customers' subscriber numbers and the growth in those numbers. If our customers' subscriber numbers do not continue to increase, we are unlikely to be able to generate substantial revenue growth or sustain our current revenue levels and as a consequence our business, operating results and financial condition could be materially adversely affected.

Our business could be harmed if the security provided by our conditional access systems and products is compromised.

In common with all providers of conditional access systems, we face risks relating to the failure of those systems to protect broadcasters and content providers from signal theft. An important component of our conditional access systems is the smart cards we provide for the broadcasters' individual subscribers. Unauthorised viewing and use of content may be accomplished by counterfeiting the smart card or otherwise thwarting its security features. Any significant increase in the incidence of signal theft could require the replacement of a broadcaster's smart cards sooner than otherwise planned. In those cases where we have accepted specific responsibilities for maintaining the security of a broadcaster's conditional access system, significant costs could be imposed on us if a security breach requires an accelerated replacement of smart cards. To the extent that signal theft may result in the cessation of all, or some portion of the per-subscriber fees paid to us by a broadcaster while the security breach is being remedied or, in the event of termination by the broadcaster of our agreement if the breach is not satisfactorily remedied, the resultant loss of revenues could have a material adverse effect on our business, operating results and financial condition. A significant increase in the level of signal theft, whether or not resulting from a failure of our conditional access systems, could also injure the reputation of our conditional access systems among our customers and potential customers and as a consequence, our business, operating results and financial condition could be materially adversely affected.

Our business could be harmed if a defect in our software or technology interferes with, or causes any failure in, our customers' systems.

Our software and technology are integrated into the broadcast infrastructure of our customers. Accordingly, a defect, error or performance problem with our software or technology could interfere with, or cause a critical component of, one or more of our customers' systems to fail for a period of time. This could result in claims for substantial damages against us, regardless of whether we are responsible for such failure. Any claim brought against us could be expensive to defend and require the expenditure of a significant amount of resources, regardless of whether we prevail. Although we have not experienced any such material interference or failure in the past, any future problem could cause severe customer service and public relations problems for our customers and as a consequence, our business, operating results and financial condition could be materially adversely affected.

Intense competition could reduce our market share and harm our financial performance.

We compete both to attract new customers and to retain our existing customers. Such competition may cause us to lose market share and may result in reduced profit margins. It may also hinder our ability to develop our business in areas such as PVRs and interactive television services. In addition, some of the companies that currently operate in the software business, but which have not historically been active competitors of ours may, in the future, through acquisitions or the development of their own resources, seek to enter and obtain significant market share in our current or planned business areas. Increased competition from existing competitors or new entrants into our business areas could result in price reductions, reduced margins or loss of market share, any of which could materially and adversely affect our business, operating results and financial condition.

We derive a significant portion of our revenues from a limited number of large customers. Our revenues could decline significantly if any of these customers significantly reduces its purchases of our technology or services, or terminates its relationship with us. In particular, our contract with DIRECTV in the US expired in August 2003.

Our growth has depended historically on large digital satellite broadcasters introducing, marketing and promoting products and services that utilise our technology. We currently derive, and we expect to continue to derive, a significant portion of our revenues from a limited number of large customers. Our two largest customers have been DIRECTV Operations, Inc. ("DIRECTV") in the US and British Sky Broadcasting Group plc ("BSkyB") in the UK. In 2003, these two customers accounted for approximately 68% of our total revenues. We expect that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues, although the particular customers may vary from period to period. If a large customer purchases significantly less of our products or services, defers or cancels orders, or terminates its relationship with us, our revenues could decline significantly and as a result, our business, operating results and financial condition could be materially adversely affected.

In particular, our contract to provide the conditional access system for DIRECTV in the US expired in August 2003. In fiscal 2003, DIRECTV was our largest customer, accounting for approximately 41% of our total revenues. Following the expiry of this contract, we are only entitled to receive limited payments for the continued use of our technology pursuant to termination clauses in the contract. Accordingly, we expect our revenues and profits in 2004 to be lower than in 2003.

The nature of our business is such that our operating results may fluctuate from period to period.

Our operating results have varied in the past from quarter to quarter and from year to year and are likely to vary from period to period in the future. Historically, our revenues have reflected a small number of relatively large orders for our technology and services, which generally have long sales and order cycles. Our accounting policies typically relate the timing of recognition of revenue from those orders to delivery or customer acceptance. Additionally, our customers replace their subscribers' smart cards from time to time, either to upgrade the features of the smart cards or for security purposes. Again, the timing of the delivery of those smart cards dictates when we can recognise the associated revenue. As a result, we believe that period-to-period comparisons of our operating results may not be a good indication of our future performance. Our actual results may differ from analyst expectations, which could adversely affect the price of our securities.

Failure to protect the intellectual property rights upon which we depend could harm our business.

We rely primarily on a combination of patent, trademark and copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property rights and the obligations we have to third parties from whom we license intellectual property rights. However, we may not be able to detect unauthorised use of, or take appropriate steps to enforce, our intellectual property rights and this could have a material adverse effect on our business, operating results and financial condition.

Defending against intellectual property infringement claims could harm our business.

We may increasingly be subject to the risk of infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. It may be alleged that products that we have developed or technology that we have licensed from third parties, infringes the rights of others. Intellectual property claims could be time consuming to defend, result in costly litigation, divert management's attention and resources and cause product shipment delays. Such claims could also require us to seek to enter into royalty or licence agreements, redesign our products or potentially cease using aspects of technology, which could have a material adverse effect on our business, operating results and financial condition.

Any significant disruption in our processing of smart cards could adversely affect our business.

We process all of our smart cards at two facilities, one located in England and the other in California. A significant disruption in the processing of smart cards at either facility could result in delays in the delivery of smart cards to our customers. The sale of smart cards which we have processed is a material portion of our business. Although our plants are designed to provide sufficient capacity to meet expected demand if one plant is inoperable for a period of time, any significant disruption to our smart card processing facilities could result in the loss of revenues, customers and future sales.

We may not be able to process sufficient quantities of smart cards because we obtain certain components from, and depend upon, a limited number of suppliers.

We currently obtain the chips used in our smart cards from a limited number of suppliers. In the event of a disruption of supply, including a shortage of manufacturing capacity, we may not be able to develop an alternative source in a timely manner or at favourable prices. Such failure could harm our ability to deliver smart cards to our customers or could negatively affect our operating margins. This could have a material adverse effect on our business, operating results and financial condition.

Political, regulatory and economic risks associated with our international customers could harm our business.

Our customers are located throughout the world, and we derived approximately 17% of our revenues during 2003 from sources outside of the UK, Europe and the US. Inherent risks of doing business in international markets include changes in legal and regulatory requirements, export restrictions, exchange controls, tariffs and other trade barriers, longer payment cycles, political disruption, wars, acts of terrorism and civil unrest. We may incur substantial expense as a result of the imposition of new restrictions or changes in the existing legal and regulatory environments in the territories where we conduct our business or due to political and economic instability in these territories.

Fluctuations in foreign exchange rates could harm our financial condition.

A risk inherent in our international operations is the exposure to fluctuations in currency exchange rates. Our reporting currency and the functional currency of our principal operating subsidiary is sterling. However, certain of our customer contracts denominate prices in US dollars and also the functional currency of our operating subsidiaries in the US and Israel is the US dollar. In 2003, approximately 59% of our revenues and 44% of our operating costs were denominated in US dollars and approximately 4% of our revenues and 13% of our operating costs were denominated in other currencies (mainly euros). As a result, we are exposed to fluctuations in exchange rates which may have a material adverse effect on our business, operating results and financial condition.

Additionally, although most of our contracts with customers in Latin America and the Asia-Pacific region are denominated in US dollars, those customers are affected by fluctuations in their local currencies and by exchange control regulations which may restrict their ability to remit payments to us.

We are subject to certain risks relating to our operations in Israel.

Our conditional access systems' research and development facilities are located in Israel and we have three conditional access customers in Israel. We are therefore directly influenced by the political, economic and security conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade or the movement of people within Israel or between Israel and other countries, could significantly harm our business, operating results and financial condition. Additionally, certain of our employees are currently required to perform annual reserve duty in the Israeli Defense Force and are subject to being called for active military duty at any time. We have, in the past, operated effectively under these requirements. We cannot predict the effect of these obligations on us in the future.

We are controlled by, and are dependent upon our relationship with, News Corporation.

We are controlled by News Corporation, an Australian corporation which is a diversified international media company. As at the date hereof, News Corporation beneficially owns approximately 77.7% of our total issued and outstanding share capital. Because News Corporation beneficially owns 100% of our Series B ordinary shares, which have ten votes per share (as opposed to our Series A ordinary shares which have one vote per share), it controls approximately 97.2% of our voting power. By reason of such ownership, News Corporation is able to elect our entire board of directors and to control the votes on all other matters submitted to a vote of our shareholders. Three of our five current directors are directors of News Corporation. Additionally, Dr. Abe Peled, our President and Chief Executive, is a member of News Corporation's executive committee and from time to time is involved in matters pertaining to News Corporation's wider business interests.

Broadcasters in which News Corporation has an interest currently account for, and are expected to continue to account for, a significant portion of our revenues. Such broadcasters include BSkyB, currently one of our largest customers in terms of revenues, as well as STAR TV in Asia, the Sky Latin America platforms (comprising Sky Brasil, Sky Mexico, Sky Chile and Sky Colombia) and Sky Italia. During 2003, approximately 33% of our revenues were derived directly and indirectly from News Corporation-related broadcasters. The proportion of our revenues derived from affiliates of News Corporation is likely to increase following the proposed acquisition by News Corporation of a 34% equity interest in the parent company of DIRECTV and DIRECTV Latin America.

Although we believe the terms of the arrangements with News Corporation entities are no less favourable to us than those that we could obtain from unrelated third parties, we cannot assure you that this is the case.

In addition, because a number of major broadcasters around the world are owned or controlled by entities that compete with News Corporation or entities in which News Corporation has an interest, our ability to attract customers in which News Corporation does not have an interest may be affected by their perception of our relationship with News Corporation.

Your rights as shareholders differ from the rights of shareholders under US law.

NDS Group plc is a public limited company organised under the laws of England and Wales. The rights of holders of ordinary shares and, indirectly, many of the rights of holders of our American Depositary Shares ("ADSs") are governed by English law and by our Memorandum and Articles of Association. These rights differ from the rights of shareholders in typical US companies. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring derivative actions. Under English law generally, only NDS can be the proper plaintiff in proceedings in respect of wrongful acts committed against us. In addition, it may be difficult for you to enforce liabilities predicated upon US securities laws.

Our share price could be affected by shares becoming available for sale in the future or by the dilutive effect of the issue of new shares.

If investors or News Corporation sell substantial amounts of our ADSs or ordinary shares in the public market, the market price of our ADSs could fall. The negative effect of such sales on the market price of our ADSs could be more pronounced given the relatively small number of our shares in ADS form relative to the total number of shares outstanding. In addition, such sales could create the perception to the public of difficulties or problems with our technologies and services. These sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate if we require additional financing.

Interests of existing shareholders may also be diluted due to the existence of options over shares granted to certain employees. Additionally, at our Annual General Meeting held on 3 November 2003, shareholders authorised the directors, pursuant to section 80 of the Companies Act 1985, to allot relevant securities up to a maximum amount of US$406,680 (a maximum of 40,668,000 shares of $0.01 nominal value) for a period expiring on 2 November 2008. At the same time, the directors were empowered, pursuant to section 95 of the Companies Act 1985, to allot equity securities for cash without first being required to offer them to existing shareholders. It is the directors' intention to seek annual renewal of these authorities.



                       ITEM 4. INFORMATION ON THE COMPANY

History and development of the Company

NDS Group plc is a public limited company incorporated and operating under the laws of England and Wales. The Company was incorporated in September 1985 and reorganised as a public limited company in October 1996. Our principal executive offices and our registered office are located at One London Road, Staines, Middlesex TW18 4EX, United Kingdom. Our main telephone number is +44 208 476 8000.

Our business is the supply of digital technology and services enabling and supporting digital pay television platforms. Our technologies include conditional access and microprocessor security, broadcast stream management, set-top box middleware, EPGs, PVR systems and interactive applications, which are supplied to pay-TV platform operators and their content providers. We operate through a number of subsidiaries under the brand "NDS". We also trade under the names of two acquired businesses, "Orbis" and "Visionik".

In December 2000 we acquired Orbis Technology Limited ("Orbis"). Orbis is a company incorporated in the UK, whose principal activity is the supply of technology to the on-line betting and gaming industry and which is involved in the opportunities presented by interactive television for betting. Under the terms of the acquisition agreement, the consideration payable to the vendors was dependent upon the revenues and profitability of Orbis in the two years ended 31 March 2002 and certain other factors. Following final determination of the revenues and profitability of Orbis in the two years ended 31 March 2002, the fair value of the final total consideration payable was (pound)66.4 million. This was satisfied by a mixture of cash and the issuance of new Series A ordinary shares.

In December 2001, we formed ADSR Limited ("ADSR"), a company in which we held a 40% equity stake. Through a mixture of equity and loan finance provided by NDS, ADSR set up a specialist laboratory facility in the UK and incurred capital expenditure of approximately (pound)2.6 million. During 2003, we terminated our relationship with ADSR, purchased the laboratory facility referred to above, obtained full repayment of the loan financing we had provided and sold our shares for a nominal sum. We now use this laboratory facility for our own research and development activities and we also sell services which make use of the facility.

In May 2002, we entered into a series of agreements which gave us an economic interest amounting to control of Visionik A/S ("Visionik"). Visionik is a company incorporated in Denmark whose principal activity is the provision of interactive television applications, particularly games which can be played on a television. The consideration payable to the vendors of Visionik is dependent on the revenues and profitability of the business of Visionik in the two years ending 31 May 2004. Following the first anniversary of the acquisition, we revised our estimate of the total consideration payable as set out in Note 9b to our consolidated financial statements.

On 13 September 2003, we entered into a series of agreements with subsidiaries of Thomson S.A (collectively, "Thomson") whereby we agreed to acquire the MediaHighway middleware business and license certain related patents for a total consideration of (euro)60 million in cash. The transaction is subject to regulatory approvals and certain other conditions and is expected to close by the end of calendar 2003 or early in calendar 2004. We will fund the acquisition from our existing cash reserves. The MediaHighway technology includes "middleware" used in set-top boxes. The word "middleware" is an industry term which refers to software, similar to the operating system of a PC (such as Microsoft Windows), that is designed to be used in a set-top box and that enables the launch and operation of interactive applications. The MediaHighway middleware complements our NDS Core middleware. The acquisition will involve the addition of approximately 300 employees, based in Paris, France.

In 2003 we invested a total of (pound)6.1 million in capital expenditure to ensure that our employees have the necessary facilities and up-to-date equipment to develop, maintain and enhance our technologies and internal processes and provide full support for our customers. This capital expenditure included the acquisition of fixed assets from ADSR referred to above. Capital expenditure, other than by way of a business combination, amounted to (pound)7.7 million in 2002 and (pound)11.6 million in 2001.

Our growth and capital expenditure have been financed by cash generated from operations. As at 30 June 2003 and as at the date hereof, we had no net debt.


Business overview

Our business is the supply of digital technology and services enabling and supporting digital pay television platforms. Our technologies include conditional access and microprocessor security, broadcast stream management, set-top box middleware, EPGs, PVR systems and interactive applications, which are supplied to pay-TV platform operators and their content providers. We consider that we operate in a single market and we manage our business as a single segment. An analysis and discussion of our various revenue streams (as determined under UK GAAP) is given in Item 5: "Operating and financial review and prospects". A geographic analysis of the sources of our revenues (as determined under UK GAAP) for each of the last three fiscal years is given in
Note 2b to our consolidated financial statements.

Our technologies and services are designed to enable a broadcast or broadband platform operator or a content provider to deliver content securely to its subscribers and to ensure payment for that content. In this discussion, we identify three main categories of users of our technologies:

o the platform operator or broadcaster who will typically operate the infrastructure;
o the content provider or channel, who will purchase transmission capacity from the platform operator; and
o the subscriber or viewer of digital television who will usually be a customer of the platform operator, but may also be a customer of one or more channel operators.

In this context, our customers will be platform operators and the content providers. We have no commercial relationship with the subscribers. Our main platform customers, with their country or region of operation are:



Platform                             Country or Region           Platform                          Country or Region

Europe and the Middle East                                       Asia-Pacific
Auna                                 Spain                       BB Cable Corporation              Japan
BSkyB                                UK                          CCTV                              China
Madritel                             Spain                       China Cable Network               China
Matav                                Israel                      China Network Systems             Taiwan
Sky Italia                           Italy                       Chongqing Cable TV                China
Tevel                                Israel                      FoxTel                            Australia
Versatel                             Russia                      Galaxy                            Hong Kong
Viasat                               Scandinavia                 Guizhou Cable TV                  China
Yes                                  Israel                      Hathway                           India
                                                                 Indovision                        Indonesia
USA & Latin America                                              Sichuan Cable Network             China
Cablevision                          USA                         Sky TV                            New Zealand
DIRECTV                              USA                         SkyLife                           Korea
DIRECTV Latin America                Latin America               STAR                              Asia
Sky Brasil                           Brazil                      Telstra                           Australia
Sky Chile                            Chile
Sky Colombia                         Colombia
Sky Mexico                           Mexico

Many of the broadcast platforms are also content providers. However, the platforms also sell capacity to other content providers. These content providers or channels are an additional market for our interactive applications. Whilst these customers do not comprise a separate business segment, we consider that they provide a complementary route to market for some of our technologies and services. Having developed applications for a channel on one platform, we are able to transfer them to another platform and thereby provide the customer with some economies of scale. In addition to the broadcasters noted above, our content provider customers include Bloomberg, Teletext, Discovery Channel, QVC, MTV, Music Choice Europe, Channel 4 Television and Nickelodeon, amongst others.

Set-top box manufacturers and suppliers of other elements of a broadcast infrastructure are another category of customers. We work with companies in this category to integrate those aspects of our technologies which reside in devices which they supply. In some instances we receive payment from these customers; in other instances both parties work together for no immediate payment, but receive income as and when the device is sold. We consider that it is important for us and for platform operators that our technology is integrated into many different set-top boxes, chips incorporated in set-top boxes and other broadcast equipment. This is because the platform operator and the subscriber have greater choice and security of supply and because it aids price competition; ultimately it should lower the costs of the platform operator and the subscriber.

Conditional access systems are an essential component of a pay-TV platform. Our conditional access systems enable our customers to manage and control the distribution of entertainment and information over a variety of broadcast and broadband media (cable, satellite, terrestrial, phone-line, internet, etc.), to protect content (which is a valuable asset to them) from unauthorised viewing and to enable them to charge their subscribers for that content. Our conditional access technologies include software that is installed at the broadcasters' facilities ("the head-end") as well as technologies and smart cards in the set-top boxes of our customers' subscribers. Our conditional access technology is integrated with the operating system and middleware of the set-top box (which may itself be integrated into a television set). The middleware may be provided by us or by a third party. The combination of conditional access technologies and set-top box middleware enables applications to be run on the set-top box in a controlled and secure manner, allowing our customers to provide applications and secure interactive services to their subscribers. These applications include EPGs, betting and gaming, interactive advertising and TV commerce, PVR functionality and other facilities for the subscriber to engage more fully with the content. Our technologies also include broadcast stream management software that performs various functions necessary for managing and operating a digital television broadcasting platform. We complement our technologies with a wide range of services, including consulting, broadcast system design and integration, support and maintenance and, in some cases, on-site operation and management of systems we have supplied to our customers.

We compete in a number of business areas and no single company competes with us in all our product lines. Competition is intense and in addition to price and commercial terms, we consider the key differentiators to be:

o    the security that our technology offers to a platform operator;
o the quality and ease of use of our systems and the availability of applications such as EPGs and interactive services;
o the availability of set-top boxes offered by manufacturers with whom our technology is integrated;
o    the availability and cost of chips incorporated into our smart cards;
o the complexity of the system and the degree of adaptation and integration required;
o the degree of compliance with the various international, national and regional standards that relate to broadcast technology;
o the ability of our conditional access technology to work alongside that of a competitor's in a process known as "simulcrypt"; and
o the ability to integrate our technology with broadcast equipment and related systems.

We have our own sales force operating in the various regions of the world. They are supported by regional marketing activity designed to promote awareness of our company and our technologies and services in each region. We may bid jointly for projects to implement a new platform with broadcast equipment manufacturers, system integrators and consumer electronics manufacturers.


Technologies and services

We offer technologies and services in four main areas:

o    conditional access systems and services;
o    middleware and EPGs;
o    interactive infrastructure, applications and services; and
o    head-end and network infrastructure software and services.

Our customers may purchase technologies and services from us in one or more of these main areas. We consider that these technologies and services comprise a single business segment from which we derive a number of different revenue streams. A discussion of these revenue streams and a quantitative commentary on our business is given under Item 5: "Operating and Financial Review and Prospects".

Conditional access systems and services

Our main conditional access systems are sold under the name "VideoGuard". The VideoGuard family of systems is compatible with all internationally accepted digital television transmission standards. Most of the major consumer electronics brands have integrated VideoGuard technology in their set-top boxes. Our VideoGuard conditional access systems include:

o software components that are installed on dedicated server systems at the platform operator's head-end and which are responsible for interfacing with the platform operator's subscriber management system, back-office and billing systems and play-out and transmission management systems;
o technologies that are integrated in the set-top box, and which permit the decryption of the broadcast signals and support various functions essential to the EPG, interactive applications and PVR functionality; and
o a removable smart card which is inserted into each set-top box and contains an embedded computer chip that, if authorised, generates code words used by the set-top box to decrypt the broadcast signal, and which also maintains information used to identify the subscriber.

The four basic components of a conditional access system that are located at the platform operator's head-end are: the entitlement management message generator; the entitlement control message generator; the security server; and the return path manager. A subscriber management system maintains a database of information regarding the broadcast content that each subscriber is authorised to view based on his subscription package. The entitlement management generator processes information regarding subscribers' viewing entitlements from the subscriber management system. Systems in the platform operator's head-end also generate information that describes the content (e.g., programmes) currently being transmitted. The entitlement control message generator processes this information. The security server at the platform operator's head-end generates the codes which are used by the transmission equipment to encrypt the content. The encrypted content and the descriptive and subscriber entitlement information are combined into a single transmission stream using technology commonly referred to as "multiplexing". This transmission stream is then transmitted to subscribers.

In the subscriber's home, the conditional access software in the subscriber's set-top box passes the encrypted programme material from the transmission stream to the sub-system in the set-top box responsible for decrypting. In parallel the conditional access software in the subscriber's set-top box passes the programme and subscriber entitlement information to the smart card. The information is processed by the smart card which records any updates to the subscriber's viewing entitlement. The EPG software application in the set-top box processes the programme information contained in the transmission stream and provides an on-screen listing of content and functions available to the subscriber. When a subscriber selects content or a service via the EPG, the programme information is checked against the subscriber's viewing entitlements. If the subscriber is entitled to view the content, the smart card generates the codes necessary to decrypt it and permit the subscriber to view it.

If the subscriber decides to watch a pay-per-view event, the smart card generates the viewing entitlement and the purchase is securely recorded on the smart card. Periodically, the set-top box is triggered to call the conditional access system at the platform operator's head-end using the subscriber's telephone line, cable or broadband connection (the "return path"). The set-top box downloads the stored pay-per-view purchase information to the return path manager component of the conditional access system at the head-end which passes the information to the subscriber management system in order to charge the subscriber.

A key element of our conditional access technology is the smart card. Smart cards allow broadcasters to separate the implementation of conditional access services from the set-top box. This separation allows platform operators to introduce new features and services without requiring replacement of all of the subscribers' set-top boxes. New smart cards can be issued, or new security software can be downloaded to existing smart cards. The smart card also enables the platform operator securely to address a particular set-top box (or a sub-set of a population of set-top boxes) to allow the download of new applications or functionality in a controlled and targeted manner.

VideoGuard's standard features include "over-the-air" subscription entitlements, support for multiple service providers and the ability for the platform operator to establish a database of its subscribers' individual profiles and viewing preferences. VideoGuard also offers numerous programme packaging features which allow content providers to: group programming material in a number of different subscription services targeted to the viewing preferences of specific groups of subscribers; build a hierarchical structure of different subscription packages; offer video-on-demand events; and offer various modes of pay-per-view operation. Together, our software in the set-top box and in the smart card can be used to authenticate interactive transactions originated by the consumer. If the set-top box is a PVR, our software is also used to enable the secure decryption of stored content.

Implementations of VideoGuard range from multi-million subscriber digital satellite broadcast platforms down to small regional broadcasters with a few thousand subscribers. VideoGuard is customisable and scaleable to a particular customer's requirements. It can be and has been applied to cable television and broadband internet platforms. Further variants of VideoGuard exist including one where all of the software is securely embedded within the set-top box (dispensing with the separate smart card) and, at the other extreme, variants where more of the set-top box functionality is combined with that of the smart card and contained in a detachable point of deployment module or "pod".

Our conditional access technology can be customised to work alongside that of a competitor in a manner known as "simulcrypt". A single broadcast stream may contain the necessary information to be decrypted by two or more different conditional access systems. For example, in the case of Sky Italia, this capability has allowed two broadcast platforms to merge in a controlled manner without disabling a legacy population of set-top boxes. In the case of ViaSat, a pay-TV platform operating in Scandinavia, simulcrypt has allowed us to supply a conditional access system, replacing an incumbent system supplied by a competitor. Simulcrypt also offers a route for US cable operators to break away from the current duopoly of supply that persists in the US. We consider that the current duopoly works against the interests of both platform operators and consumers by forcing the use of proprietary technologies and restricting the ability for competition to emerge in the supply of set-top boxes, with the consequential effect on set-top box prices and overall business cost.

The security of our customers' content is a primary concern both for the protection of their revenue streams and for our reputation as a provider of conditional access systems. We maintain a pro-active security policy designed to increase the length of time the current version of a platform operator's smart card remains in service and thereby continue to protect our customer's revenue streams. There have been in the past, and we expect that there will continue to be, instances of unauthorised viewing or smart card piracy affecting conditional access systems generally. A number of individuals and organisations are engaged in the business of selling, or attempting to sell, unauthorised viewing devices, including counterfeit smart cards. Other unauthorised devices have the ability to upgrade the access permitted by genuine smart cards or to reactivate genuine smart cards that have previously been disabled by the platform operator.

We refine and update our technologies on a continuing basis in order to protect against and counteract unauthorised viewing. Our strategy relating to the prevention of unauthorised viewing relies upon a number of elements:

o Smart cards are designed and manufactured under strict security conditions, based on proprietary designs and their supply is continually monitored and controlled;
o We have undertaken extensive efforts to prevent the reverse engineering of our smart cards. We incorporate custom proprietary chips in our smart cards and incorporate terms in our contracts with chip manufacturers to prevent them from selling our proprietary designs to third parties;
o In conjunction with the platform operator, we periodically implement electronic over-the-air countermeasures, consisting of signals transmitted in the broadcast stream that alter authorised smart cards in a manner which then renders counterfeit smart cards obsolete;
o From time to time, we supply the platform operator with a new generation of smart cards for distribution to their subscribers in order to upgrade security or to provide support for enhanced functionality. We use these periodic replacements as an opportunity to implement more sophisticated security technologies in the new generation of smart cards;
o We monitor signal theft activity, and work with platform operators and law enforcement agencies to detect and prosecute instances of unauthorised viewing and signal theft; and
o Because we use a unique smart card chip design for each of our large customers, a security failure affecting one of our large customers should not affect the security of another customer.

We do not manufacture smart cards. We have them made to our design by third party manufacturers with whom we work very closely. In order to maintain flexibility in the smart card procurement process and to improve our ability to meet customer requirements, we have contracted with multiple suppliers for some smart card components. We generally negotiate with multiple sources and contract with a sole source supplier to provide a particular generation of smart card chip for each platform for the lifetime of the smart card generation, which may be as long as several years. We believe that a long-term contract with a sole supplier for each smart card generation provides a higher level of system security than other available alternatives. The process for manufacturing chips is complex and our ability to obtain supplies of particular chips when we need them is dependent on the manufacturer having available capacity in its plant when we need it. The price and availability of manufacturing capacity is also dependent on worldwide demand for specialist computer chips generally. We also hold stocks of smart cards and components as a buffer against demand exceeding supply. This inventory may be held at our risk or we may, where possible, negotiate contract terms with our customers to reduce the risk of our holding stock in excess of firm orders placed by our customers.

All of our smart cards are tested, programmed and despatched from two facilities, one in the UK and one in the US, which together are capable of processing up to 40 million cards per year. In 2003, we distributed approximately 26 million smart cards.

We negotiate individual agreements with each of our conditional access customers. We receive revenues from our conditional access systems and services by some combination of:

o fees for signal and network security, typically on a per authorised smart card basis;
o licence fees for the use of our technologies and fees for the ongoing maintenance, support and enhancement of the head-end components;
o fees for the design and adaptation of our systems to meet a customer's specific requirements;
o charges for the supply of smart cards for new subscribers, typically on a per-unit basis;
o    fees for the supply of replacement smart cards;
o integration fees from set-top box manufacturers to incorporate our technologies in their products; and
o royalties from set-top box manufacturers or platform operators, based upon the number of set-top boxes manufactured, sold or activated.

We consider our main conditional access competitors to be NagraVision, a division of Kudelski SA; MediaGuard, currently a division of Canal+ Technologies SA, owned by Thomson and to be acquired (subject to regulatory approvals) by Kudelski SA; Motorola, Inc.; Scientific-Atlanta, Inc.; Irdeto BV; and Viaccess, a division of France Telecom.


Middleware and EPGs

Middleware is a specific type of software contained in digital set-top boxes. Middleware receives information and entire applications from the broadcast stream, and interacts with the subscriber by means of services such as the remote control devices, and in certain cases, from non-broadcast streams such as the analog telephone network or DSL broadband networks by means of a built-in modem. The middleware then initiates the execution of interactive TV applications and provides the application with the user input and information that it has obtained. Middleware therefore is the software that enables access to interactive TV services through the digital set-top box. It creates the opportunity for a platform operator to enhance the subscriber's experience by providing an audio and video environment capable of supplying shopping, e-mail, games, banking and other interactive services.

We supply certain platform operators with NDS Core middleware. It was first deployed in 1997 on the Sky Latin America platforms and subsequently on other platforms and has been significantly enhanced over the years. Amongst other improvements, it now offers functionality to support advanced graphics and complex character sets such as Chinese, Hebrew, Russian and Korean. It also supports application development tools to ease the production of new applications by ourselves or by third parties.

We generate revenue from the supply of NDS Core from integration fees and by charging a royalty on each set-top box manufactured on which it is deployed. As at 30 September 2003, approximately 3.9 million set-top boxes were in use with NDS Core.

The deployment of NDS Core on a particular platform is not dependent on that platform using NDS conditional access technology, or vice versa. NDS Core's principal competitor products are OpenTV (developed by OpenTV Corp.), MediaHighway (developed by Canal+ Technologies SA and currently owned by Thomson), Microsoft's TV Foundation and Scientific Atlanta's PowerTV. Each of these middleware products has different functionality and requires significantly different amounts of processing and memory capacity in the set-top box. On 13 September 2003, we agreed with Thomson to acquire the MediaHighway middleware business and to license certain related patents. We anticipate that the acquisition of MediaHighway will enable us to offer customers a full range of middleware systems supporting their changing needs.

EPGs

An EPG is an on-screen guide to the content and services available to subscribers to a particular platform. It is an essential component of any multi-channel platform operator's system and provides the subscriber with a logical, fast and easy-to-use means of selecting and changing channels. The EPG is a software application which processes the programme information contained in the transmission stream and provides an on-screen listing of programmes and services available to the subscriber as well as information about programmes. The subscriber navigates around the EPG by using the remote control unit to view programme schedule information, change channels, store favourite channels, adjust set-top box settings and, in some applications, purchase current and future pay-per-view events. We have implemented EPGs on both NDS Core and OpenTV. We have also integrated our PVR functionality with our EPGs.


Interactive infrastructure, applications and services

The ability of subscribers to interact with content creates opportunities for broadcasters to generate additional revenues by offering services designed to strengthen the relationship between the subscriber and the platform and content. A broadcast infrastructure that enables interactive services may aid the platform operator to win subscribers from rival platform operators who have a less sophisticated infrastructure (e.g., from cable to satellite). Interactive applications include voting applications, shopping applications and the mass customisation of content based upon subscribers' preferences. Such applications require functions to be executed both at the platform operator's head-end and in the subscriber's set-top box. The more sophisticated applications may depend on the ability to conduct secure transactions between the subscriber and the platform operator via the return path (e.g., a telephone line). Other applications cause the modem in the set-top box to call a premium rate phone number, the revenue from which may be shared between the platform operator, the content provider, the application developer and others. We have developed capabilities for applications to be downloaded into set-top boxes "over the air" quickly and securely. We generate revenues from interactive applications from a combination of one-time licence fees, royalties, on-going per subscriber fees, on-going support and maintenance fees and revenue sharing arrangements.

Most of our competitors in the interactive application market deliver only some components of a complete system solution. Companies such as TiVo, Inc. compete with us only in the area of PVR devices. Companies such as Open TV Corp. and numerous software-authoring companies only compete with us in certain aspects of interactive television technologies and applications.

Our interactive-TV product offerings include:

Value@TV

Value@TV is our suite of software and technologies used to develop interactive applications on various middleware systems. Value@TV allows subscribers to execute transactions off-line because transaction information is stored on the subscriber's smart card for later transmission to the broadcaster over the return path. Applications using this technology are operated by individual channels, but utilise the conditional access technology within the broadcast platform's infrastructure.

Examples include:

o Sports applications, which allow subscribers to watch a sporting event while selecting from multiple camera angles, watching replays on demand and downloading statistics about that sporting event in graphic or text forms. The same technology can be used for many different sports. These applications have been developed for use on the BSkyB, Sky Latin America and certain Chinese platforms.
o Shopping applications, such as those deployed by QVC: The Shopping Channel UK on the BSkyB platform, allow subscribers to purchase an item by browsing its interactive directory via the remote control or by selecting from a directory of products published on the QVC web site. We are developing a similar application for QVC for deployment on the UK cable networks (which do not use VideoGuard). Similarly, Teletext has a service on the BSkyB platform using our technology which enables subscribers to access travel and holiday details using their remote control interactive button.
o Music Choice Europe uses an application developed by us which enables listeners to navigate through multiple channels. It is currently used on the BSkyB platform and also on a platform in Spain which does not use VideoGuard.
o    Nickelodeon and MTV have both used our technology for voting applications.

Games

We have expertise in developing games applications following our acquisition of Visionik. Our games have been implemented on various middleware products and are used by platform operators such as DIRECTV Latin America, BSkyB and Cablevision. The games range from amusements for children to more sophisticated games for adults. We believe that games provide content providers and platform operators possibilities for adding value to traditional programming by generating new revenue streams, driving subscriber retention and acting as a showcase for the introduction of interactive TV services.

XTV

We have developed a PVR technology called XTV which extends the television viewing experience by integrating mass-storage devices such as hard drives in set-top boxes. XTV uses "meta-data" (data about data) embedded in the broadcast stream to provide services and functionality that are not readily available in other products that focus only in managing the hard disk that is integrated in the set-top box or digital TV. Meta-data allows broadcasters and operators to enhance their content offerings by offering their subscribers advanced features such as locating highlights of a programme, advanced content directories and automatic intelligent recording. The XTV software in the set-top box uses a viewer profile to search for programmes of special interest to the subscriber. It automatically scans the EPG and selects programmes or other content that are subsequently recorded on the hard disk. Stored content can then be viewed by the subscriber at his convenience. The technology also enables the viewer to "pause live TV". The XTV-enabled set-top boxes and head-end systems are tightly integrated with our conditional access technologies, ensuring that the content in the subscriber's set-top box is stored in encrypted form so that viewing, copying or distribution can be controlled by the platform operator or content owner.

We have worked with several set-top box manufacturers to develop XTV-enabled set-top boxes for BSkyB. These boxes and the service are being marketed by BSkyB under the brand "Sky+" and we are now working with other manufacturers to support BSkyB's development plans. We are also working on the implementation of XTV on NDS Core for deployment on other platforms such as FoxTel in Australia and the Sky Latin America platforms in Brazil and Mexico.

OpenBet

Our OpenBet software was developed by Orbis and is used by licensed bookmakers and gaming organisations as a platform for internet and television-based bookmaking and gaming operations. Although such bookmaking and gaming operations are highly restricted in the US, their use is permitted in several jurisdictions including the UK. OpenBet allows a single operator to create multiple betting sites (e.g., retail locations, internet, TV) all powered by the same OpenBet server. It has two main elements: the OpenBet gambling engine and the OpenBet game framework. The OpenBet gambling engine is the core of the system. It contains all the central features required by any gambling site, including customer accounts, registration and identity validation, electronic payment, event management, liability management and monitoring, multi-currency and multi-lingual functions, regulatory compliance, administration and reports. The OpenBet game framework allows operators to develop their own games. Different types of games can be hosted by the OpenBet game framework, such as sports betting, casino games, lottery games and fantasy competitions. We are expanding the OpenBet product group to include our own casino-type games and person-to-person betting.

OpenBet was initially designed for use via the internet and is used by many of the major bookmakers in the UK and some companies in the Asia-Pacific region. It is the system that is used by several bookmakers and gaming companies that operate specialist channels or applications on the BSkyB platform.

Fancy a Flutter

In May 2003 we launched "Fancy a Flutter", a dedicated interactive games and fixed odds betting channel offered on the BSkyB platform, featuring bingo-style and other numbers games. Fancy a Flutter operates through a newly formed subsidiary which is 80% owned by us, with the remaining 20% owned by Rank plc. The channel offers a mixture of pay-to-play and play-for-fun interactive games developed by our Visionik business and supported by our VideoGuard, Value@TV and OpenBet technologies. Rank plc supports Fancy a Flutter with its gaming licence, use of the "Rank" and "Mecca" brands, as well as marketing and customer service expertise.


Head-end management systems, software and services

We provide a range of software, systems and services which assist broadcasters in their adoption and implementation of digital broadcasting platforms. We also provide ongoing support and maintenance services. We charge one-time fees for our software and systems, that vary depending on the scale and complexity of the implementation. We provide design, customisation and integration services for either a fixed price fee or on a time and materials basis. Our technologies in this business area include, among others:

Streamserver

Streamserver is the central system that co-ordinates the information flow and exchange between the various systems at the head-end, including the subscriber management systems, the programming play-out systems and the conditional access systems. It also manages the multiplexes. Streamserver incorporates unique proprietary technology that continuously allocates bandwidth among the various television channels of a multiplex in order to maximise the efficiency of use of transmission capacity. It is an integral part of the broadcast infrastructure of all our large conditional access customers.

Synamedia

Synamedia is our architecture for broadband which incorporates our technologies for personalisation, meta-data, content protection, encryption and rights management. It provides a broadband platform operator with the ability to offer services such as video-on-demand, multi-cast TV, video streaming, content guides, interactive applications, secure commerce and PVR-type functionality. The subscriber to a Synamedia platform will typically be using a PC, rather than a set-top box, and the connection to the network operator will typically be via a high-speed phone line. We have worked closely with companies such as Alcatel to integrate Synamedia with other network components. Our Synamedia technology has been successfully deployed in Japan with BB Cable and we are currently working on a project for the deployment of a system for the Cyprus telecoms company, CYTA.


System design, integration and other services

We provide system design, integration and maintenance and support services to digital broadcasters. Our experience in implementing large and complex systems has enabled us to sell services to assist companies in planning and designing new platforms. System integration involves both the selection of appropriate vendors and the integration of various components, including those of third party manufacturers, into a single operational broadcast system. Once our customers' systems are operational we offer them after-sale services including ongoing support and maintenance. We also offer consulting services, including business consulting and technical assistance, as well as security design for interactive and other advanced services.

In broadcast system integration we compete with other TV platform suppliers such as Motorola, Inc., Scientific-Atlanta, Inc., Thomson and Philips Electronics.


Intellectual property

Since the technology on which our business is dependent is critical to our success, we need to protect our intellectual property rights, both in our proprietary technology and in technology which is licensed to us. We rely on a combination of patent, copyright and trademark laws, trade secrets, licences, confidentiality agreements and contractual provisions to protect our proprietary rights. We generally enter into confidentiality and non-disclosure agreements with our employees, customers and suppliers.

We are the exclusive worldwide licencee of various patents, patent applications and patentable inventions from Yeda Research & Development Company Limited in Israel in the area of digital identification and signature schemes, which have been invented by Professor Adi Shamir ("the Shamir Patents"). We pay a royalty to Yeda Research & Development Company based on a percentage of relevant revenues arising from our conditional access technologies. We are also a non-exclusive licencee of intellectual property rights owned by various third parties. These rights have been acquired by the payment of a fixed sum or royalty.

We have developed core competencies in advanced technologies that are incorporated in a number of our systems. These proprietary technologies address specific needs of our customers and help us establish and maintain a competitive advantage.

We work on the development of high security encryption algorithms. These are mathematical procedures implemented in software that are used to accomplish a specific function such as encrypting or decrypting data, messages or video signals by means of secret keys and code words. Our security research team has developed a number of proprietary high-security encryption algorithms. These algorithms are used in our conditional access systems. The proprietary nature of our algorithms and the lack of any publicly available specifications or documentation regarding their operation make them more secure.

Our chip design team has developed a number of proprietary improvements to the security and functionality of chips that we integrate into our smart cards. Such improvements include, for example, functions that hinder the unauthorised duplication of our smart cards or the introduction of counterfeit smart cards in a set-top box.

We have developed a number of techniques that allow us to send specially disguised and encoded messages that disable or alter the operating characteristics of our smart cards. These technologies allow our customers to disable the smart cards of delinquent subscribers. In addition, they allow our customers to combat signal theft more effectively, by randomly altering the operating characteristics of all valid smart cards in a way which makes counterfeit smart cards incompatible with the signals transmitted by our customers.

We have developed sophisticated protocols for transmitting authorisation, entitlement and other control messages to smart cards. These protocols allow control messages to be compressed in a way which consumes only a small fraction of the broadcaster's bandwidth, allowing the broadcaster to transmit more programmes and channels to its subscribers without having to compromise its ability to control each individual subscriber's viewing entitlements.

Regulation

We are not an operator of conditional access systems. However, our technology is used by broadcasters and operators of conditional access systems. Our customers may therefore be subject to regulation in the jurisdictions in which they offer their services. These regulations, which differ from jurisdiction to jurisdiction, and future changes in such regulations, may affect our ability to sell our conditional access technologies and services.

We do not operate as a bookmaker. However, our OpenBet software is a betting and gaming application. Our customers are therefore subject to regulation in the jurisdictions in which they offer their services. This may involve the independent certification of our software. In many jurisdictions, betting and gaming regulations are being reviewed, specifically to address betting and gaming on the internet and via interactive television applications. It is possible that our customers will become subject to new regulations in this area. Additionally, Fancy a Flutter makes use of betting licences held by Rank plc and by BSkyB and so is potentially indirectly subject to changes in regulations affecting betting and gaming in the UK. The current regulations, which differ from jurisdiction to jurisdiction, and any future changes in such regulations, may affect our ability to sell our technologies and services related to betting and gaming.


Organisational structure

NDS Group plc operates through a number of subsidiaries. There is a common management structure across the Group, which ensures that the various subsidiary companies operate in a co-ordinated and complementary manner. A list of the Company's significant subsidiaries is attached as Exhibit 8 to this Annual Report. We manage our business as a single operating unit or segment.


Property, plants and equipment

We operate from a number of locations principally located in the UK, Israel and the US. All of our facilities are leased. A list of our main facilities is set out below.

                                                                                          Approximate
    Location                       Principal Use                                          Size (sq ft)

    Staines, UK                    Executive and administrative offices                       42,000
    Maidenhead, UK                 Smart card processing and distribution                     15,000
    Chandlers Ford, UK             Software development and system integration                29,000
    Chiswick, UK                   Development of betting applications                        15,000
    Jerusalem, Israel              Research and development, conditional access system       100,000
                                   support
    Newport Beach, CA, US          Executive offices of NDS Americas                          16,000
    Lake Forest, CA, US            Smart card processing and distribution                     29,000

In addition, we have leased premises in Hong Kong; Copenhagen, Denmark; Beijing, China; Bangalore, India; and Sydney, Australia.

During the year ended 30 June 2003, we incurred capital expenditure of (pound)1.0 million related to fixtures, fittings and other improvements to leasehold premises.

Our premises in Jerusalem, Israel are in a number of separate buildings. We have entered into a lease to occupy a single building in the same area of Jerusalem which is currently under construction. We expect to take possession of the premises by the end of calendar 2004 and we have agreed to terminate our current leases thereafter. The lease will be for approximately 163,000 square feet. We will incur some capital expenditure during calendar 2004 in fitting out the new premises and have budgeted approximately (pound)1 million of such expenditure in fiscal 2004.

We also have identified some surplus property leases which we have either sub-let or are attempting to dispose of. As a consequence of this review we have recorded a liability as at 30 June 2003 of (pound)2.3 million in respect of future rental costs on properties which we will probably be unable to sub-let and certain other costs relating to termination of contracts. Additionally, we have contingent liabilities in respect of premises leased to us and currently assigned or sub-let to third parties. Should the current tenants default on payment of rents, or terminate their leases, then we may be liable to make payments to the landlords. The maximum amount of this contingent liability (over and above what is provided for) is approximately (pound)3 million.

Apart from office accommodation and equipment, we own laboratory, design, development and test equipment that is necessary in order to conduct our research and development activities and provide our customers with products and services. During 2003 we spent approximately (pound)5.3 million on such capital items. The nature of the equipment is such that it has a relatively short estimated useful life (typically three to five years) and we expect to incur capital expenditure in the future so that our facilities remain up-to-date.

We have received grants from the government of the State of Israel towards the cost of certain capital expenditure. If the conditions of the grants are not complied with, we may be required to refund the grants, in whole or in part, with interest from the date of receipt. The major conditions relating to a grant concern the maintenance of adequate non-distributable reserves and retention of the associated assets for a set period of time. The cumulative amount received and receivable to 30 June 2003 amounted to approximately (pound)6.3 million. It is not anticipated that any repayment will be required. The plant and equipment of NDS Technologies Israel Limited, with a net book value of approximately (pound)6.4 million as at 30 June 2003, is the subject of a floating charge to secure compliance with the terms of the grants.



              ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements, including the related notes, that appear elsewhere in this Annual Report on Form 20-F. Our consolidated financial statements have been prepared in accordance with UK GAAP, which differs in some respects from US GAAP. Note 31 to our consolidated financial statements explains the principal differences and provides reconciliations of profits and shareholders' equity determined under UK GAAP to those that would be reported under US GAAP.

The following discussion contains forward-looking statements relating to future events and the future financial performance of NDS, each of which involves risks and uncertainties. Future events and actual results could differ materially from those described in the forward-looking statements.

Our business is described in Item 4: "Information on the Company". We earn revenues from customers in the UK, Europe and the Middle East, the US, Latin America and the Asia-Pacific region. Our operations are located principally in the UK, Israel, India and the US. We also have sales and customer support facilities in other countries where our customers and potential customers are located. We have research and development centres in the UK, Israel, India, Denmark and China.

We consider that we operate as a single segment and our business is managed as such. There are no separate divisions or profit centres. To assist in assessing the financial performance of our business, we have identified a number of revenue streams and cost categories. Elements within each line item are measured according to our accounting policies which are set out in Note 1 to our consolidated financial statements.


Revenues

We have identified four principal revenue streams of our business: conditional access revenues; integration, development and support fees; licence fees and royalties; and revenues from new technologies. These revenues are derived as follows:

Conditional access revenues

Conditional access revenues from a particular platform operator are generally related to the number of subscribers to that platform. Contracts with customers typically provide for the long-term supply of smart cards and the provision of conditional access services to preserve the security of the platform. The volume of smart cards supplied depends on demand by consumers for set-top boxes, which enable the subscriber to receive a broadcaster's programmes and services. The nature and extent of the security services vary by customer and are reflected in the fees paid, which are typically determined by the number of smart cards in use and authorised by the platform operator. Thus, a significant proportion of the growth in conditional access revenues is driven by the growth in the underlying subscriber bases of our broadcaster customers.

Conditional access revenues consist of sales of smart cards and the receipt of subscriber fees. Smart cards are sold to the broadcaster at an agreed unit price for distribution to, and use by, their subscribers. In some circumstances, we receive fees from broadcasters for the maintenance of the security of conditional access systems for a specified duration which is typically between 18 and 40 months. Fees are received over the duration of the agreed service period and are related to the number of subscribers to the platform. The extent of services provided to maintain the security of the conditional access systems varies between customers and, on occasion, may include the supply of smart cards for no extra charge to the broadcasters at a future date in order to replace a population of smart cards to maintain their security. In other cases, a broadcaster may purchase separately new cards for all its customers at an agreed price which may be discounted to reflect the size of an order and the fact that the development of the replacement cards has been purchased separately.

Integration, development and support revenues

Integration, development and support consists of activities such as software development and adaptation; design, implementation and project management of broadcasting systems; and ongoing support and maintenance of software and broadcast systems. Our ability to earn integration, development and support fees is dependent on our ability to obtain new customers and to dedicate sufficient employee resources to accept a new contract. Such revenues are determined by contractual negotiation and depend on the amount of time required to manage the integration, customise or develop the software and also on the level of support and assistance required by the customer.

Contracts for development, integration and installation work are undertaken for customers on the basis of time and materials and according to fixed price terms, or a combination of the two. The duration of such contracts has varied from a few weeks to approximately two years. Contracts for the initial supply of a system are typically followed by separate contracts for system enhancements and additional features. Support and maintenance contracts typically involve negotiation of a fixed periodic fee over the term of the contract.

Licence fees and royalties

We derive licence fees and royalties from licensing technology to broadcasters for use in their head-end and to set-top box manufacturers. Licence revenues are dependent upon our ability to obtain new customers for proprietary technology and upon the ongoing needs of customers to expand their services or upgrade their systems to more sophisticated technology. Royalty income is typically receivable on the basis of the number of units manufactured or deployed by a licensee. Royalties are generally a function of the number of set-top boxes manufactured, which in turn is dependent upon the ability of the broadcaster or service provider to generate new subscribers.

New technologies

We have developed, and are marketing, new technologies which offer the platform operator or content provider the opportunity to increase the revenue per subscriber through enhancing the viewing experience and delivering more than just video. Examples include games and gaming, interactive applications, Synamedia, and the use of our technologies to manage and control the secure distribution of digital content via broadband networks. Revenues under this category are in the form of development fees, licence fees, royalties per subscriber or user and revenue-share arrangements. These are typically earned on the successful deployment of technology to a customer or on the manufacture of the set-top box or device containing the technology. In some instances, an ongoing fee is payable for support and maintenance which is dependent upon the number of subscribers having access to, or making use of, the enhanced functionality.

This revenue stream also includes revenues derived from Visionik, which we acquired on 31 May 2002. Visionik develops and sells games for use on interactive television and these have been sold in the UK, Europe and Latin America.

Revenue from new technologies includes revenues derived from Orbis. Orbis's main product is its OpenBet software, which enables bookmakers to offer their services over the internet and via interactive digital television. As well as controlling the user interface, it also manages the back-office functions and has multi-currency and multi-lingual capabilities. OpenBet is used by many of the UK's leading bookmakers and some companies in the Asia-Pacific region.

During the year we launched Fancy a Flutter, a dedicated interactive games and betting channel on the BSkyB platform in the UK, featuring bingo-style and other numbers games. Fancy a Flutter operates through a newly formed subsidiary which is 80% owned by NDS, with the remaining 20% owned by Rank plc. The channel offers a mixture of pay-to-play and play-for-fun interactive games delivered securely using our VideoGuard and Value@TV technologies, games developed by our Visionik business and betting control systems developed by our Orbis business. Rank supports Fancy a Flutter with its gaming licence, use of the "Rank" and "Mecca" brands and marketing and customer service expertise.

The new technologies' revenue stream depends upon us developing and selling applications for use by platform operators and content providers, and the take-up by subscribers of new services, applications and functions.

Expenses

Expenses consist of cost of goods sold, sales and marketing expenses, research and development costs and general and administration expenses. The largest element of our total operating expenses is personnel costs.

Cost of goods sold

Cost of goods sold primarily consists of the physical and processing costs of smart cards, personnel costs incurred in the provision of services and royalties paid to owners of certain intellectual property rights which we have incorporated within our technologies.

The cost of smart cards includes the costs of the integrated circuits manufactured by third party suppliers, the micro-module which houses the computer chips and the plastic body of the smart cards. We do not manufacture smart cards, but our engineers design their embedded computer chips, arrange for their manufacture and assembly by third party suppliers and then program the smart cards with proprietary software. Component costs are dependent upon the costs of raw materials, including the cost of computer chips, plastic and assembly, and the volume of smart cards purchased and processed in any period.

Cost of goods sold also includes an appropriate provision towards the cost of replacing smart cards where we have agreed to assume this liability and the obligation is reflected in the fees charged to the customer. The amount provided to replace a card population in any period is matched with revenues earned over the life of the card to be replaced.

Personnel costs included in cost of goods sold are largely determined by the time spent by relevant employees in fulfilling customer contracts. Costs include an allocation of direct overhead.

Royalty costs are payable under licensing agreements with third parties for the use of intellectual property rights incorporated in our technologies. Such royalties are typically a function of relevant revenues. Where we have purchased rights to use technologies developed by third parties (other than as part of a business acquisition), this cost category includes the amortisation of the purchase price.

Sales and marketing

Sales and marketing costs mainly consist of personnel and related costs of our sales and marketing staff in the UK, Europe and the Middle East, the US and the Asia-Pacific region. Marketing costs also include advertising, exhibitions, marketing communications and demonstration activities.

Research and development

Research and development costs consist mainly of salary and related costs attributable to employees in Israel, the UK, Denmark, China and India who are developing our technology. Costs include consumables and the depreciation of equipment used in development and test activities and the benefit of grants which we have received from the government of the State of Israel. All research and development costs are written off in the period in which they are incurred.

General and administration

General and administration costs consist primarily of personnel, facilities, infrastructure, legal and administration costs. A separate element of general and administration costs is foreign exchange gains and losses. As an international business, NDS transacts with customers and suppliers in a number of currencies and is therefore exposed to gains and losses arising on the translation of monetary assets and liabilities denominated in currencies other than pounds sterling.

Amortisation of intangible fixed assets

Our assets include goodwill and other intangible assets arising on the acquisition of the businesses which together comprise NDS as it is now structured. This includes goodwill and other intangible assets recognised as part of the acquisitions of Orbis and Visionik.


Critical accounting policies

Our discussion and analysis of our financial condition and financial performance are based upon our consolidated financial statements, which have been prepared in accordance with UK GAAP. Our reported financial results are dependent, amongst other things, on our choice of accounting policies, the application of those policies, and on the use of estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of reported revenues and expenses for the fiscal period. Judgements involved in making estimates can significantly affect our reported profits, assets and liabilities.

Our accounting policies are set out in detail in Note 1 to our consolidated financial statements. The policies and estimation techniques which we consider are most critical relate to the valuation of assets (principally intangible fixed assets, accounts receivable and inventory) and the recognition or de-recognition of liabilities (principally revenue recognition and provisions). The following accounting policies require significant management judgements and estimates.

Intangible fixed assets

We have significant intangible assets, primarily intellectual property rights and goodwill arising in connection with business combinations. We account for business combinations under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets acquired, based on their respective estimated fair market values. Goodwill is recorded as the difference between the cost of acquiring an entity and the estimated fair market values assigned to its tangible and identifiable intangible net assets at the date of acquisition. Determining the fair market value of assets acquired and liabilities assumed requires management's judgement and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market multiples. Intangible assets are amortised over their expected useful lives and the remaining useful life is re-assessed from time to time. If we identify a permanent diminution in value of intangible fixed assets we record an impairment provision. The judgements made in determining the estimated fair market value assigned to each class of intangible assets acquired as well as their useful lives and any potential impairment can significantly impact on our reported operating profits.

Liabilities to customers

The technologies and services we supply to our customers are technically complicated and are frequently covered by long-term contracts. In assessing the amounts of revenue recognised in any period, we must make estimates about such matters as the future costs we will incur to complete our contractual obligations and, if these costs exceed estimated future revenues, make a provision for the estimated loss. Where we have obligations to supply smart cards in the future as part of our support and maintenance obligations, we are required to estimate future costs and revenues associated with this activity and accrue a provision for a proportion of the cost of our card changeover obligations. These estimates include an assessment of the likely timing of the card changeover, the number of smart cards to be supplied and the costs of those smart cards. The judgements made in determining the value of our liabilities to customers can significantly impact our reported operating profits.

Stocks

Stocks are valued at the lower of costs and net realisable value. The judgements made in estimating net realisable value include making estimates about the volume of cards which we will supply to our customers and an assessment of any imbalance between future estimated card supply and our stock and our purchase commitments which we make to the manufacturers of our smart cards. These judgements can significantly impact our reported operating profits.

Recoverability of trade debtors

In the last two fiscal years a number of our customers have experienced some financial difficulties which have, and which are likely to continue to have, an impact on our assessment of the recoverability of trade debtors and any associated bad debt provisions. These judgements can significantly impact our reported operating profits.

Litigation and intellectual property claims

Certain of our customers and others have from time to time made allegations and claims in law against us. The existence of these matters require us to make estimates of the likely outcome of the actions or potential claims and to make a provision for any liabilities where it is probable that we will make a settlement or be subject to an adverse court ruling. The judgements made in assessing the amount, if any, of provisions required can significantly impact our reported operating profits.

Pension costs

Pension costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, benefits earned, interest cost, expected return on plan assets, mortality rates and other factors. In respect of our defined benefit pension obligations, we recognise pension costs at the required levels of contributions made or actuarially determined. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions can significantly impact our reported operating profits.


New accounting pronouncements

UK law has mandated the use of International Financial Reporting Standards ("IFRS") for listed companies reporting within the European Union for financial periods ending on or after 31 December 2005. NDS Group plc will be subject to this requirement, commencing with the financial statements for the year ending 30 June 2006. IFRS differ in many respects from UK GAAP and there is a prescribed methodology for first-time adoption. Not all the standards that will be applicable on first-time adoption have yet been published in final form. We have made an initial study of the key differences between UK GAAP and IFRS and continue to monitor the evolving standards as they are published. We are not able to ascertain at this time what the effect adoption of IFRS will have on our reported financial results or financial position.

Aside from matters relating to IFRS, there have been no new UK accounting pronouncements which will have a material impact on our reported profits, net assets and cash flows. Information about new accounting pronouncements under US GAAP is provided in Note 31 to our consolidated financial statements.

Results of operations

The results of our operations for the three years in the period ended 30 June 2003 are presented and analysed below according to the revenue streams and cost categories identified above. The measurement of revenues and costs is in accordance with our accounting policies under UK GAAP as described in detail in
Note 1 to our consolidated financial statements.

                                                           Year ended            Year ended            Year ended
                                                              30 June               30 June               30 June
                                                                 2003                  2002                  2001
                                                          (pound)'000            (pound)'000           (pound)'000
Revenues
Conditional access                                            144,789                125,068               122,862
Integration, development & support                             33,234                 43,737                38,282
Licence fees & royalties                                       22,254                 30,615                31,870
New technologies                                               32,451                 33,338                15,069
Other revenue                                                   4,509                  8,030                 7,545
                                                      ------------------     ------------------    ------------------
Total revenues                                                237,237                240,788               215,628
                                                      ------------------     ------------------    ------------------
Cost of sales
Smart card & changeover provisions                            (63,309)               (49,160)              (41,983)
Operations & support                                          (21,124)               (23,300)              (23,681)
Royalties                                                      (4,638)                (4,397)               (5,258)
Other                                                          (5,396)                (6,250)               (5,754)
                                                      ------------------     ------------------    ------------------
Total cost of sales                                           (94,467)               (83,107)              (76,676)
                                                      ------------------     ------------------    ------------------
Gross profit                                                  142,770                157,681               138,952
                                                      ------------------     ------------------    ------------------
Gross profit %                                                 60.2%                  65.5%                 64.4%
Operating expenses, excluding amortisation of
intangible fixed assets and exceptional items
Sales & marketing expenses                                    (14,208)               (15,876)              (14,417)
Research & development                                        (61,294)               (68,738)              (65,164)
General & administration                                      (17,719)               (17,793)              (17,289)
Foreign exchange gains (losses)                                 1,130                 (1,403)                1,688
                                                      ------------------     ------------------    ------------------
Total                                                         (92,091)              (103,810)              (95,182)
                                                      ------------------     ------------------    ------------------
Operating income, before amortisation of intangible
fixed assets and exceptional items                             50,679                 53,871                43,770
Operating income %                                             21.4%                  22.4%                 20.3%

Amortisation of intangibles                                    (9,602)                (7,350)               (4,590)
Exceptional costs                                              (4,274)                (3,826)                    -
                                                      ------------------     ------------------    ------------------
Operating profit                                               36,803                 42,695                39,180

Share of associate's operating profit (loss)                     (280)                    21                     5
Net interest income                                             2,887                  2,513                 2,098
                                                      ------------------     ------------------    ------------------
Profit on ordinary activities before tax                       39,410                 45,229                41,283

Taxation                                                      (13,472)               (14,551)              (12,154)
                                                      ------------------     ------------------    ------------------
                                                               25,938                 30,678                29,129

Equity minority interests                                         102                      -                     -

                                                      ------------------     ------------------    ------------------
Net profit                                                     26,040                 30,678                29,129
                                                      ------------------     ------------------    ------------------

Commentary on year ended 30 June 2003 compared to year ended 30 June 2002

Revenues

Revenues decreased by 1% to (pound)237.2 million in 2003 from (pound)240.8 million in 2002.

Conditional access revenues are driven by the number of subscribers to a broadcaster's services and the demand for smart cards. This latter element is driven by growth in the number of subscribers to a broadcaster's services and by the occurrence or otherwise of smart card changeovers. Prices charged for card changeovers may be lower than for "regular" sales as the customer may benefit from volume discounts. Conditional access revenues increased by 16% to (pound)144.8 million in 2003 from (pound)125.1 million in 2002. The bulk of the increase is attributable to DIRECTV. During the period commencing in February 2002 and finishing in May 2003, we supplied 20 million smart cards to DIRECTV as part of a planned card changeover programme. 14.1 million units were shipped in 2003 versus 5.9 million units in 2002. Demand for smart cards from customers in Europe and Latin America was at similar levels to 2002, but shipments to customers in Latin America were much lower in 2003. We recognised income on a total of 19.3 million units in 2003, compared to 14.7 million in 2002. A further
6.7 million units were supplied to BSkyB as part of their planned card changeover. BSkyB paid for these replacement cards as part of its monthly per-subscriber fee and therefore these units had no direct impact on reported revenues in the period. As at 30 June 2003, 34.4 million smart cards supplied by NDS were in use by our customers' subscribers, compared to 29.6 million at 30 June 2002. This represents a net increase of 4.8 million subscribers or 16% over the year.

Integration, development and support revenues declined by 24% to (pound)33.2 million in 2003 from (pound)43.7 million in 2002. The occurrence or otherwise of integration and development revenues depends on the number and nature of new systems and enhancements thereto delivered to customers and for which our revenue recognition criteria are met. Therefore this revenue stream may fluctuate from period to period depending on the number and size of development and integration contracts which meet our revenue recognition criteria during the year. Support revenues primarily depend on the number and value of long-term contracts entered into with our customers. During 2003, we delivered new systems to customers in Taiwan and China, but these projects were smaller than those completed in 2002, which included a major system for SkyLife in Korea. Income was also earned in the year from enhancements to major systems installed in previous periods, as well as from long-term ongoing support and maintenance contracts. We continue to earn revenues from integrating our technology with many different manufacturers of set-top boxes and components for use in consumer devices. During 2003 we earned revenues from several manufacturers who have brought out new set-top box models, particularly for use in the Asia-Pacific market. The number of support and maintenance contracts increased as more broadcasters purchased these services. However gross revenues have declined during 2003 because several customers now purchase support for hardware directly from the supplier, rather than via NDS.

Licence fees and royalty income declined by 27% to (pound)22.3 million in 2003 from (pound)30.6 million in 2002. Licence fee income is driven by delivered systems and in some cases by a platform reaching certain subscriber thresholds. Licence fee income declined as a consequence of the low number of larger new systems supplied in 2003 compared to 2002. Royalty income is a function of the number of set-top boxes manufactured or activated. The demand for set-top boxes is itself driven by the underlying growth in customers' subscriber bases. We also benefit when subscribers replace or upgrade their set-top boxes. During the first half of 2003, we experienced a marked decline in set-top box royalties, which we attribute to manufacturers and distributors drawing down their inventories (on which we had been paid royalties in previous periods). This decline reversed in the second half of 2003. An increasing proportion of royalty income is derived from NDS Core and our EPGs.

Revenues from new technologies declined by 2% to (pound)32.5 million in 2003 compared to (pound)33.3 million in 2002. Several new licence agreements were signed during the year for our OpenBet software. These agreements are expected to generate additional income in future years as many include long-term commitments to purchase further product enhancements. During 2003, we delivered our Synamedia system for use over broadband networks to BB Cable in Japan. We recognised revenue from new technologies derived from interactive applications supplied to platforms such as DIRECTV Latin America and Sky Latin America and channels such as Bloomberg, QVC, MTV, Music Choice, Nickelodeon and Discovery. We continue to earn fees for the authentication and authorisation of interactive services on the BSkyB and other platforms, which are driven by underlying subscriber numbers. Revenues in this caption in 2002 included initial amounts received in respect of our XTV PVR technology which is being used by BSkyB and which is being marketed under the brand "Sky+", and additional but lower revenues were recognised in 2003.

Other revenues include income earned from managing the personalisation, fulfilment and distribution of smart cards for certain customers and hardware supplied to customers as part of an overall system. Revenue from smart card fulfilment services was higher because of the high volumes of smart cards supplied to BSkyB as part of its card changeover. Hardware supplied to customers was lower in 2003 because we supplied fewer large systems.

Overall, revenues were also adversely affected in 2003 compared to 2002 because of the weaker US dollar compared to sterling. Approximately 61% of our revenues were denominated in US dollars.

Cost of sales and gross margin

Cost of goods sold increased to (pound)94.5 million in 2003 from (pound)83.1 million in 2002. Gross profit as a percentage of revenues declined to 60.2% in 2003 from 65.5% in 2002. The biggest cost increase was in smart card material costs, due to the high volumes of cards supplied during the year. Because of lower prices charged to DIRECTV, reflecting a volume discount because of the size of the order, gross margins from card sales were lower. Lower costs of operations and support, which are largely a function of staff costs, reflect the lower level of system deliveries in 2003. The higher charge for royalties (which includes the amortisation of the cost of purchasing intellectual property rights from third parties other than by way of a business acquisition as well as royalties payable to owners of patents licensed to NDS) is primarily due to revenue mix, as our conditional access revenues attract higher royalty payments. Other cost of sales is lower because of fewer purchases of hardware for supply to customers as part of a system delivery. Other cost of sales includes a bad debt expense of (pound)1.6 million in 2003 and (pound)1.8 million in 2002. The charge in 2003 relates to two customers who defaulted on agreed payment plans and from whom we are attempting to recover monies due; the charge in 2002 related to three customers who entered bankruptcy.

Operating expenses

Sales and marketing expenses declined by 11% to (pound)14.2 million in 2003 from (pound)15.9 million in 2002. As a percentage of revenues, sales and marketing costs have decreased from 6.6% to 6.0%. The decline is as a result of a more targeted approach to marketing, concentrating on key trade shows and audiences, combined with some redeployment of employees within our business. The weaker US dollar reduced sterling-reported costs of our US sales and marketing activities, where we increased headcount and activity.

Research and development expenditure decreased by 11% to (pound)61.3 million in 2003 from (pound)68.7 million in 2002. Average full-time headcount in research and development activities actually increased from 841 to 879. Most of the growth was in relatively low-cost regions, particularly in India. The main reason for the decline in research and development expenditure in 2003 was the weaker US dollar, which reduced the sterling-reported costs of our Israeli operations. In US dollar terms, the costs of our Israeli operations declined by about 10%, mainly through reduced use of contractors and lower discretionary expenditure, including travel, which is a consequence of the lower level of project deliveries in the year. As a percentage of revenue, research and development has decreased from 28.5% to 25.8% of total revenues.

Conditional access technology remains the core of our business and we continue to invest heavily to ensure that our products remain robust and current. Piracy is a continuous threat to our customers' revenues and it remains our key objective to exploit the best of new developments in areas such as algorithm development, secure chip design and electronic counter measures to protect against piracy. We have assigned a large group of employees to improve the ease-of-use of our systems, and to adapt them for deployment in the US cable market. We have continued to invest heavily in the development of XTV and our NDS Core set-top box operating system, as well as other tools required by broadcasters and content providers to exploit the interactive capabilities of digital television. We have also invested in joint projects with set-top box manufacturers to accelerate the commercial availability of XTV-enabled decoders and decoders specifically designed for use in the cable market. We are working with a number of companies to develop products incorporating Synamedia technologies for use in broadband applications. We are also examining ways in which our conditional access expertise might be applied to digital rights management and digital storage media.

General and administration costs (which exclude charges for the amortisation of intangible fixed assets acquired as part of a business combination, foreign exchange gains and losses, and exceptional costs) decreased marginally to (pound)17.7 million in 2003 from (pound)17.8 million in 2002.

During 2003 we recorded foreign exchange gains of (pound)1.1 million compared to losses of (pound)1.4 million in 2002. Foreign exchange gains and losses in the profit and loss account arise from revaluing our monetary assets and liabilities into the functional currency of each of our subsidiaries and from movements in exchange rates between issuance or receipt of invoices and subsequent payment. The movement in the year is due to the volatility in US dollar-sterling and euro-sterling exchange rates through the year. We estimate that foreign exchange gains reported in the profit and loss account, combined with the reduction in reported revenues and costs referred to above, have had a broadly neutral effect on reported operating profit and a negative affect on reported net assets (the latter showing in the accounts as a movement in reserves). Historically, we have not entered into free-standing derivative contracts to hedge foreign exchange exposure from trading transactions because of the uncertainty in timing of actual receipts and payments. We expect to review this policy from time to time as circumstances change.

Operating income before amortisation of intangible fixed assets and exceptional costs

Management regards operating income before amortisation of intangible fixed assets and exceptional costs as a key measurement of performance. The factors outlined above have resulted in a decrease in this measure of profitability of 6% to (pound)50.7 million in 2003 from (pound)53.9 million in 2002. As a percentage of revenues, this measure has decreased from 22.4% in 2002 to 21.4% in 2003.

Amortisation of intangible fixed assets

Charges for the amortisation of intangible fixed assets acquired as part of a business combination rose from (pound)7.4 million in 2002 to (pound)9.6 million in 2003. This is due to the acquisition of certain intellectual property rights as part of the Visionik acquisition in May 2002 and the consequence of increasing (in March 2002) the amount of goodwill arising on the Orbis acquisition. In June 2003, we refined our estimate of the goodwill arising from the Visionik acquisition. This reduced the estimated cost of goodwill by approximately (pound)3.2 million, with a corresponding reduction in liabilities to the vendors. Further adjustments to goodwill may be required if the revenues and profitability of the underlying business of Visionik for the year ending 31 May 2004 exceed certain thresholds. Further details are given in Note 9 to our consolidated financial statements.

Exceptional costs

During the year, we have incurred exceptional costs of (pound)4.3 million. Of this, (pound)3.8 million relates to the litigation which is discussed more fully in Note 26c to our consolidated financial statements. A further charge of (pound)0.5 million has been recorded to write-off our investment in a venture capital fund specialising in technologies complementary to ours. Following discussions with the fund manager we concluded that there was little prospect of realising any value from this investment.

Operating profit

The factors outlined above have resulted in a decrease in operating profit to (pound)36.8 million in 2003 from (pound)42.7 million in 2002.

Non-operating items

In 2003 we earned net interest income of (pound)2.9 million on cash balances compared to (pound)2.5 million in 2002. Our cash balances have increased in the year but this has been offset by reductions in interest rates.

During 2003 we terminated our relationship with ADSR in which we had a 40% equity interest. As part of the termination we received a rebate of certain fees paid to ADSR, we purchased certain of its fixed assets and obtained full repayment of loan financing provided to ADSR. We then sold our shares for a nominal sum. These transactions resulted in a net charge of (pound)0.3 million.

Taxation

The effective tax rate increased to 34.2% of profit before tax in 2003 from 32.2% of profit before tax in 2002. The increase in the effective tax rate is due to the increase in the proportion of non-deductible charges for the amortisation of goodwill and the generation of certain losses for which no effective relief is available as a result of the write-off of fixed asset investments and the disposal of our investment in ADSR.

Net profit

As a result of the factors outlined above, net profit attributable to the ordinary shareholders of NDS Group plc declined 15% from (pound)30.7 million to (pound)26.0 million.


Commentary on year ended 30 June 2002 compared to year ended 30 June 2001

Revenues

Revenues increased by 12% to (pound)240.8 million in 2002 from (pound)215.6 million in 2001.

Conditional access revenues were driven by the number of subscribers to a broadcaster's services and the demand for smart cards. Conditional access revenues increased by 2% to (pound)125.1 million in 2002 from (pound)122.9 million in 2001. Weaker demand for smart cards from customers in Europe and Latin America was offset by initial sales to SkyLife in Korea and the start of a planned card changeover for DIRECTV. In 2001, we undertook planned card changeovers for customers in Latin America and these were completed in 2002. In 2001, we also benefited from the completion of the transition of BSkyB's analog subscribers to its digital system, which involved the purchase by BSkyB of a new smart card for each subscriber that migrated to the digital platform. We shipped a total of 14.7 million smart cards in 2002, compared to a total of 15.5 million in 2001. As at 30 June 2002, our customers had approximately 29.6 million subscribers compared to 24.5 million at 30 June 2001, an increase of 5.1 million or 21% in the year. The change in total conditional access revenues, therefore, reflected a combination of a decline in smart card sales, which was compounded by lower prices charged to DIRECTV reflecting the size of the order, and rising subscriber fees, which are typically a function of a broadcaster's customer base.

Integration, development and support revenues increased by 14% to (pound)43.8 million in 2002 from (pound)38.3 million in 2001. Income was earned in the year from developments and enhancements to major systems installed in previous periods, as well as from long-term ongoing support and maintenance contracts. We also earned revenues from integrating our technology with that of many different manufacturers of set-top boxes and components for use in consumer devices. Revenues were recognised on new systems completed in the year for customers such as SkyLife in Korea and CCTV in China. We also delivered enhancements to customers such as DIRECTV, BSkyB, and various customers in the Asia-Pacific region. These factors resulted in an increase in revenues from integration, development and support in 2002 compared to 2001.

Licence fees and royalty income declined by 4% from (pound)31.9 million in 2001 to (pound)30.6 million in 2002. The negative effect of the lower subscriber growth experienced in 2002 compared to 2001 was to some extent offset by increased royalty income received because consumers replaced or upgraded their set-top boxes. The overall small decline in licence fees and royalty income included the consequence of recognition in 2001 of a final payment from Microsoft for a licence to use and develop our set-top box middleware.

Revenues from new technologies more than doubled from (pound)15.1 million in 2001 to (pound)33.3 million in 2002. 2001 included only seven months contribution from Orbis. Several new licence agreements were signed during the year for our OpenBet software, including agreements with Ladbrokes, Rank, and Wagerworks. Revenues in this caption also included initial amounts received in respect of the development of our XTV PVR technology for BSkyB. We recognised revenue from new technologies derived from interactive applications supplied to platforms such as DIRECTV Latin America, and Sky Latin America and channels such as MTV, Music Choice, Nickelodeon, Discovery and QVC. We continued to earn fees for the authentication and authorisation of interactive services on the BSkyB platform, which were driven by underlying subscriber numbers.

Other revenues included income earned from managing the personalisation, fulfilment and distribution of smart cards for certain customers and hardware supplied to customers as part of an overall system.

Cost of sales and gross margin

Cost of goods sold increased to (pound)83.1 million in 2002 from (pound)76.7 million in 2001, an increase of 8%. Overall this was a result of higher revenues; gross profit as a percentage of revenues improved from 64.4% in 2001 to 65.5% in 2002. Gross margins have improved as a result of economies of scale and through higher revenues from new technologies, some of which were generated for no incremental cost. We also benefited from the full year effect of a reduction during 2001 in the royalty payable to owners of patents licensed to NDS. Margins from sales of smart cards were lower, mainly as a result of lower prices charged to DIRECTV reflecting the size of the order. Costs of operations and support, which are largely a function of staff costs, showed a small reduction in 2002 as a result of redeployment of staff and cost control.

Operating expenses

Sales and marketing expenses increased by 10% to (pound)15.9 million in 2002 from (pound)14.4 million in 2001. As a percentage of revenues, sales and marketing costs decreased marginally from 6.7% to 6.6%. The full year effect of headcount increases, which we put in place during 2001 to deal with the increasing depth and breadth of our product offerings, were partially offset by our decision during 2002 to scale back our presence at trade exhibitions and reduce other marketing activities.

Research and development expenditure increased by 5% to (pound)68.7 million in 2002 from (pound)65.2 million in 2001. Part of the increase was due to the full-year effect of the Orbis acquisition. We made targeted increases of staff in some areas, especially related to set-top box technologies and expanded headcount in lower-cost regions, such as China and India. As a percentage of revenue, research and development decreased from 30.2% to 28.5% of total revenues.

General and administration costs (which exclude charges for the amortisation of intangible fixed assets, foreign exchange gains and losses, and exceptional costs) increased by 3% to (pound)17.8 million in 2002 from (pound)17.3 million in 2001. As a percentage of revenue, these costs fell slightly from 8.0% in 2001 to 7.4% in 2002. Underlying costs increased as a result of the full year effect of our move to a new headquarters facility in the UK in 2001 and from moving, during 2002, from two sites in the Southampton, UK area to a single new facility in the same area.

During 2002 we incurred foreign exchange losses of (pound)1.4 million, compared to a gain in 2001 of (pound)1.7 million. Although the average exchange rates for 2002 were very similar to those for 2001, the US dollar devalued against sterling during the year, and especially in the fourth quarter. Therefore, although currency movements did not have a significant effect on reported revenues or operating costs, they had a material effect on the reported value of our net assets as at 30 June 2002.

Operating income before amortisation of intangible fixed assets and exceptional costs

The factors outlined above resulted in an increase in operating income before amortisation of intangible fixed assets and exceptional costs of 23% to (pound)53.9 million in 2002 from (pound)43.8 million in 2001. As a percentage of revenues, this measure of profitability increased from 20.3% in 2001 to 22.4% in 2002.

Amortisation of intangible fixed assets

Charges for the amortisation of intangible fixed assets acquired as part of a business combination rose from (pound)4.6 million in 2001 to (pound)7.4 million in 2002. This was due to the effects of the acquisitions of Orbis in December 2001 and of Visionik in May 2002. The Orbis acquisition involved payments to the vendors which were dependent on the revenues and profitability of the business for the two years ended 31 March 2002. The final determined amounts were higher than the estimates used at the time the 30 June 2001 accounts were prepared and goodwill was revised upwards during 2002 by some (pound)8 million. Hence the amortisation charge in the year covered 12 months of 2002 as against seven months of 2001, as well as reflecting an increase in the gross cost to be amortised over the remaining estimated useful life of the goodwill. On 31 May 2002 we completed a series of transactions which resulted in the acquisition of Visionik. 2002 included one month's charge for the amortisation of our initial estimate of the fair value of the intangible assets acquired as part of the Visionik business combination. Further details are given in Note 9 to our consolidated financial statements.

Exceptional costs

During the year, we incurred exceptional costs of some (pound)3.8 million. Of this, (pound)1.6 million related to the litigation initiated by Canal+ Technologies S.A, which is discussed more fully in Note 26c to our consolidated financial statements. The remaining exceptional charge of (pound)2.2 million was recorded following a review of our operating locations worldwide and our needs for the future. As a result of the review, three office buildings were vacated. The provision included an estimate of future lease payments on properties which we will probably be unable to sub-let and certain other costs relating to termination of contracts.

Operating profit

The factors outlined above have resulted in an increase in operating profit of 9% to (pound)42.7 million in 2002 from (pound)39.2 million in 2001.

Non-operating items

In 2002 we earned net interest income of (pound)2.5 million on cash balances compared to (pound)2.1 million in 2001. Our cash balances increased in the year and the debt instruments issued as part of the Orbis acquisition were repaid, but this was offset by reductions in interest rates.

During 2002, profits from our 40% share in ADSR amounted to (pound)21,000, compared to (pound)5,000 in 2001.

Taxation

The effective tax rate increased to 32.0% of profit before tax in 2002 from 29.4% of profit before tax in 2001, due to the increase in non-deductible charges for the amortisation of goodwill.

Net profit

As a result of the factors outlined above, net profit attributable to the ordinary shareholders of NDS Group plc increased 5% to (pound)30.7 million from (pound)29.1 million.


Differences between UK GAAP and US GAAP

The financial information discussed in the preceding section has been prepared in accordance with UK GAAP, which differs in some respects from US GAAP. An explanation and reconciliations of the differences in net income between UK GAAP and US GAAP is given in Note 31 to our consolidated financial statements.


Liquidity and capital resources

Total cash increased by (pound)23.0 million in the year ended 30 June 2003 from (pound)98.5 million to (pound)121.5 million. Our only debt relates to a residual amount of (pound)0.4 million payable in respect of the Visionik acquisition and (pound)0.4 million of loan finance provided by the minority shareholder in Fancy a Flutter Limited.

Cash inflow from operating activities was (pound)44.8 million or 122% of operating profit in 2003 compared to (pound)67.9 million or 159% of operating profit in 2002. Operating profit and non-cash operating costs were (pound)4.2 million lower in 2003 than in 2002 for the reasons explained above.

Changes in working capital absorbed (pound)10.0 million in 2003, but generated (pound)8.9 million in 2002. In 2002 we increased our smart card stock levels because of the DIRECTV card order and the planned BSkyB card changeover. The provision for the costs of the BSkyB card changeover had also increased in accordance with our UK GAAP accounting policy. Customer deposits and deferred income increased during 2002 and were very high at that year end as a result of advance payments received from DIRECTV and other customers. During 2003, we substantially completed the BSkyB card changeover, completed the DIRECTV card order and recognised revenue on a number of projects that were in progress at 30 June 2002. As a result, during 2003, inventory balances fell by (pound)29.4 million, provisions decreased by (pound)14.5 million and customer deposits and deferred income fell by (pound)23.2 million. These three items resulted in a net working capital requirement of (pound)8.3 million. As a result of timing of purchases and recognition of liabilities, net payment operating liabilities other than customer deposits absorbed a further (pound)13.2 million. Trade debtors (net of valuation reserves) were markedly lower at 30 June 2003 than at 30 June 2002, which had the effect of releasing (pound)11.5 million of working capital. The lower trade debtors balance was as a result of: the timing of billings to customers; an increase in valuation reservesto cover credit notes which we expected to issue shortly after year end; an increase in valuation reserves to cover amounts invoiced but for which payment was uncertain; and improved debtor health (being the proportion of our total trade debtors which are not past due as measured by reference to the agreed payment terms), which increased over the year from 80% to 86%.

Interest payments in 2003 were (pound)0.5 million lower than in 2002, reflecting the repayment of our Series A Loan Notes in June 2002. Interest receipts in 2003 were (pound)0.2 million lower than in 2002 reflecting lower interest rates on cash balances. Capital expenditure was lower in 2003 than 2002, because the prior year included the cost of fitting out new premises. Tax payments in 2003 were proportionately higher than the tax charge because of the final transitional arrangements of a scheme in the UK to accelerate tax payments for larger corporations. During 2003, we paid approximately (pound)4.9 million of the total (pound)5.3 million expected consideration due in respect of the Visionik acquisition.

As at 30 June 2003, approximately (pound)26.5 million of our cash was held in US dollars, with most of the remainder being held in sterling. It has been our policy to place cash in excess of our immediate requirements on deposit with banks, typically with a term of between one day and three months. We have not invested in marketable securities. As at 30 June 2003, (pound)88.1 million was held on short-term deposit, with the remaining (pound)33.4 million being in immediately available funds. This latter amount is higher than normal due to a large receipt immediately prior to the year end.

We hold most of our cash balances in sterling. To the extent receipts in other currencies exceed our foreseeable requirements for payments in the other currency, we convert such amounts into sterling on the spot market. Historically, we have not entered into free-standing derivative instruments to hedge our currency cash flow exposures arising from trading transactions, but we review the situation from time to time and may make use of such derivatives in the future.

As at 30 June 2003, and as of the date hereof, we have an unused facility to borrow up to (pound)30 million from a subsidiary of News Corporation. No amounts have been drawn under this facility during 2003 or up until the date hereof.

Cash accumulated is being held with the intention of using it for the future development of our business. The expected acquisition of the MediaHighway business for (euro)60 million will be financed out of our accumulated cash balances. We entered into a forward contract to purchase (euro)60 million based on the sterling-euro exchange rate in early November 2003 to mitigate against fluctuations in the exchange rate prior to the expected closing date. There are currently no plans to pay any dividends to shareholders, although we regularly review this policy. We expect that we have sufficient working capital resources for our present requirements.


Research and development, patents and licences, etc.

Expenditure on research and development in the three years ended 30 June 2003 is shown in Note 3a to our consolidated financial statements; the numbers of staff involved are disclosed in Note 6b to our consolidated financial statements. Software engineers and equipment are the biggest components of research and development expenditure. Most of our research and development activities are conducted either in our conditional access research and development facilities in Israel, or in our software development facilities in the UK, Beijing, China, Bangalore, India and Copenhagen, Denmark. The majority of our research and development activities are centred on enhancing and expanding the scope and functionality of our existing technologies.

Where we license our patents and other forms of intellectual property to third parties we receive revenue. This may be by way of a licence fee or royalty, or the value of the intellectual property rights may be reflected in the overall package of fees negotiated for our technologies and services, or some combination thereof. We believe that we have the necessary licences for the use of third party software incorporated into our technologies. Revenues and costs associated with licensed rights are discussed above.


Trend information

A significant portion of our revenues is derived from our sale of smart cards, fees paid by our customers based upon the number of their subscribers and royalties paid to us for each set-top box incorporating our technology which is manufactured or deployed. This portion of our revenues is largely dependent upon our customers' subscriber numbers, the growth in our customers' subscriber numbers and the number of smart cards required in any period by our customers. A majority of the existing large digital satellite broadcasters have already entered into arrangements relating to conditional access software and services, and few new large systems are being planned. If we are unsuccessful in obtaining new digital broadcasting customers, we are unlikely to be able to generate or sustain substantial revenue growth and our operating results will be seriously harmed. Similarly, if our digital broadcasting customers' subscriber numbers do not continue to increase, or if the number of smart cards required in any period by our customers decreases substantially, we are unlikely to be able to generate or sustain substantial revenue growth and our operating results will be seriously harmed.

Part of our approach to maintaining the security of a particular platform is to replace the population of smart cards from time to time. When this happens it significantly changes the number of smart cards shipped from period to period, with the associated effects on revenues, costs and inventory balances. In each of the last three fiscal years we have undertaken a card changeover which has had a favourable effect on revenues. No such card changeovers are currently expected in fiscal 2004.

The largest element of our operating costs are employee costs and property costs incurred to provide the facilities in which our employees work. The number of employees has risen to reflect the increase in the number of platform customers and the increase in the complexity of our technologies. We are currently recruiting additional employees, especially in our research and development activities and therefore we expect our employee costs to rise in 2004.

Our contract to provide the conditional access system for DIRECTV in the US expired in August 2003. In fiscal 2003, DIRECTV was our largest customer, accounting for approximately 41% of our total revenues. Following the expiry of this contract, we are only entitled to receive limited payments for the continued use of our technology pursuant to termination clauses in the contract. We have re-assigned employees who were working on the DIRECTV contract to other projects, including research and development activities. We expect our revenues and profits in 2004 to be lower than in 2003 as a consequence of this event.

We are involved in a number of ongoing litigation matters, which are discussed more fully under Item 8: "Financial Information - Litigation". We may incur costs in the future in defending actions initiated against us and in pursuing matters initiated by us. This may have a materially adverse affect on our operating results.

On 13 September 2003, we entered into a series of agreements with Thomson whereby we agreed to acquire the MediaHighway middleware business and licence certain related patents for a total consideration of (euro)60 million in cash which we will fund from our cash reserves. The transaction is subject to regulatory approvals and certain other conditions and is expected to close by the end of calendar 2003 or early in calendar 2004. We currently expect the acquired business to have a negative impact on operating profits in fiscal 2004 and fiscal 2005.


Off-balance sheet arrangements

Other than leases in respect of properties (which are quantified in Note 26b to our consolidated financial statements) as at 30 June 2003 and as at the date hereof, we do not have any off-balance sheet arrangements.


Tabular disclosure of contractual obligations

Not applicable.



               ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management

As of the date hereof, our directors are as follows:

Name                        Date of birth         Position                                 Position held since

Dr. Abe Peled               21 September 1945     Executive Director, President and        July 1995
                                                  Chief Executive Officer
David DeVoe                 5 January 1947        Non-Executive Director                   October 1996
Lachlan Murdoch             8 September 1971      Non-Executive Director                   February 2002
Arthur Siskind              11 October 1938       Non-Executive Director                   October 1996
Peter Powers                9 April 1944          Non-Executive Director                   January 2000

David DeVoe, Arthur Siskind and Lachlan Murdoch are directors of News Corporation, which beneficially owns approximately 77.7% of our total issued and outstanding share capital and controls approximately 97.2% of the voting power of the Company.

The sole executive officer of NDS (in addition to Dr. Peled) is Rick Medlock, Chief Financial Officer, whose date of birth is 1 April 1960 and who has held the position since July 1996.

The persons named above together comprise the body which exercises administrative, supervisory and management responsibility for our affairs. Set out below is further information with respect to these persons.

Abe Peled joined NDS as a director, President and Chief Executive Officer in July 1995. Prior to his employment with us, Dr. Peled served as Senior Vice President for business development for Elron Electronic Industries, based in Haifa. Dr. Peled was employed by IBM in the US from 1974 to 1993, at which time he served as Research Division Vice President, Systems and Software, with responsibility for all research and advanced development worldwide. Dr. Peled received his BSc and MSc degrees in Electrical Engineering from the Technion-Israel Institute of Technology and his M.A. and Ph.D. degrees in Electrical Engineering from Princeton University. Dr. Peled also serves on News Corporation's Executive Committee and advises News Corporation with respect to various technology matters.

David DeVoe has been a non-executive director of NDS since October 1996 and is a member of the Audit and Remuneration Committees. Mr. DeVoe has also been an Executive Director of News Corporation since 1990, Senior Executive Vice President since 1996 and Chief Financial Officer and Finance Director since 1990. Mr. DeVoe served as an Executive Vice President of News Corporation from 1990 until 1996. He has been a director of News America Incorporated since 1991, Senior Executive Vice President since 1998 and Executive Vice President from 1991 to 1998. Mr. DeVoe has been a director of Fox Entertainment Group, Inc. since 1991, and Senior Executive Vice President and Chief Financial Officer since 1998. Mr DeVoe has been a director of STAR Group Limited since 1993. Mr. DeVoe has been a director of BSkyB since 1994 and a director of Gemstar-TV Guide International, Inc. since 2001.

Lachlan Murdoch has been a director of NDS since February 2002. Mr. Murdoch has been an Executive Director of News Corporation since 1996 and Deputy Chief Operating Officer since 2000. Mr. Murdoch served as a Senior Executive Vice President of News Corporation from 1999 to 2000. Mr. Murdoch has been a director of News Limited since 1995, Chairman since 1997 and served as Chief Executive from 1997 to 2000, Managing Director from 1996 to 1997 and Deputy Chief Executive from 1995 to 1996. He has been a director of News America Incorporated since 1999. Mr. Murdoch has been the Chairman of Queensland Press Limited since 1996 and a director since 1994. Mr. Murdoch has been Deputy Chairman of STAR Group Limited since 1995. Mr. Murdoch has been a director of FOXTEL Management since 1998 and a director of Gemstar-TV Guide International, Inc. since 2001. Mr. Murdoch is the son of Mr. K. Rupert Murdoch, Chairman and Chief Executive of News Corporation, and the brother of Mr. James Murdoch.

Arthur Siskind has been a non-executive director of NDS since October 1996. Mr. Siskind has also been an Executive Director of News Corporation since 1991. He has been a Senior Executive Vice President of News Corporation since 1996 and Group General Counsel since 1991. Mr Siskind served as Executive Vice President of News Corporation from 1991 until 1996. Mr Siskind has been a director of News America Incorporated since 1991, a Senior Executive Vice President since 1998 and served as Executive Vice President from 1991 to 1998. Mr. Siskind has been a director, Senior Executive Vice President and General Counsel of Fox Entertainment Group, Inc. since 1998. Mr. Siskind has been a director of STAR Group Limited since 1993 and a director of BSkyB since 1992. Mr. Siskind has been a Member of the Bar of the State of New York since 1962.

Peter Powers has been a non-executive director of NDS since January 2000. He is chairman of the Remuneration and Audit Committees. Mr. Powers is President and Chief Executive Officer of Powers Global Strategies LLC and former First Deputy Mayor of the City of New York. He has recently served as the Chair of the New York City Public Initiatives Corporation, and is a member of the board of trustees of Manhattan College, and of the board of directors of the New York City Partnership and Chamber of Commerce, as well as the Central Park Conservancy and City Center. He also has served as an outside member of the board of directors of various publicly and privately held companies, serving on audit, independent evaluation and investigatory committees.

Rick Medlock was appointed Chief Financial Officer and Company Secretary of NDS in 1996. Mr. Medlock served as Finance Director of Creative Group Holdings Ltd. from April 1994 until its sale in December 1994 to Policy Management Systems Corporation ("PMSC"), at which time Mr. Medlock was appointed Chief Financial Officer, Europe of PMSC. He is currently a non-executive director of Mondiale Publishing Limited and Logistics Technology Group Limited, as well as a fellow of the Institute of Chartered Accountants in England and Wales. Mr. Medlock received an M.A. in Economics from the University of Cambridge in 1983.

In addition to the persons named above, Julian Brodsky and James Murdoch served as non-executive directors during the year ended 30 June 2003 but resigned prior to the date of this Annual Report on Form 20-F. Julian Brodsky retired at our Annual General Meeting held on 3 November 2003. James Murdoch resigned on 4 November 2003, following his appointment as Chief Executive Officer of BSkyB.


Compensation

The Company's policy on senior executive's remuneration for the current and future fiscal years is that the overall remuneration package should be sufficiently competitive to attract, retain and motivate high quality executives capable of achieving the Group's objectives and thereby enhancing shareholder value. The remuneration of the individuals identified above in respect of the year ended 30 June 2003 was as follows:

                                                                            Expense          Pension
                              Salary or fees   Benefits         Bonus       allowance        contributions    Total
                                 (pound)       (pound)         (pound)      (pound)                          (pound)

 Abe Peled                       475,000        114,811        300,000       40,000           42,500         972,311
 David DeVoe                           -              -              -            -                                -
 James Murdoch                         -              -              -            -                                -
 Lachlan Murdoch                       -              -              -            -                                -
 Arthur Siskind                        -              -              -            -                                -
 Julian Brodsky                   32,188              -              -            -                           32,188
 Peter Powers                     34,412              -              -            -                           34,412
 Rick Medlock                    180,000         20,135        120,000            -           14,088         334,223
                         ---------------- -------------- -------------- ------------ ----------------- --------------
                                 721,600        134,946        420,000       40,000           56,588       1,373,134
                         ---------------- -------------- -------------- ------------ ----------------- --------------

Benefits comprise the provision of a company car and health insurance and, in respect of Abe Peled only, the provision of accommodation in London. Pension contributions are amounts paid by NDS in respect of a money purchase pension scheme. Fees paid in respect of Julian Brodsky and Peter Powers were paid, at their request, to entities connected with them, rather than to the individuals personally.


Interests in options

David DeVoe, Arthur Siskind, James Murdoch and Lachlan Murdoch have no interest in options over shares in the Company. Interests of the other directors and officers in options over Series A ordinary shares of US$0.01 each are set out below. All options have been granted under the employee share options schemes described in Note 19c to our consolidated financial statements. There are no performance criteria associated with vesting.

a)  Abe Peled

Exercise              Held at         Exercised         Granted         Cancelled           Held at           Vested as at
price            30 June 2002     during fiscal   during fiscal     during fiscal      30 June 2003       24 November 2004
                                           2003            2003              2003            and at
                                                                                        24 November
                                                                                               2003
$8.14                  132,500                -                -                -           132,500              132,500
$8.14                   88,000                -                -                -            88,000               88,000
$9.85                   88,000                -                -                -            88,000               88,000
$20.00                 200,000                -                -                -           200,000              200,000
$60.00                  40,000                -                -          (40,000)                -                    -
$21.90                  56,000                -                -                -            56,000               28,000
$6.50                        -                -           40,000                -            40,000               10,000
               ---------------- ---------------- ---------------- ----------------- ----------------    -------------------
                       604,500                -           40,000          (40,000)          604,500              546,500
               ---------------- ---------------- ---------------- ----------------- ----------------    -------------------

These options expire between 21 May 2007 and 21 November 2012. In addition to the above, on 5 November 2003, Abe Peled was granted a further 60,000 options over Series A ordinary shares at an exercise price of $17.12.


b)  Julian Brodsky

Exercise              Held at         Exercised         Granted         Cancelled           Held at
price            30 June 2002     during fiscal   during fiscal     during fiscal      30 June 2003
                                           2003            2003              2003

$20.00                   5,000                -                -                -             5,000
$60.00                   5,000                -                -           (5,000)                -
$21.90                   5,000                -                -                -             5,000
$6.50                        -                -            5,000                -             5,000
               ---------------- ---------------- ---------------- ----------------- ----------------
                        15,000                -            5,000           (5,000)           15,000
               ---------------- ---------------- ---------------- ----------------- ----------------

Following Julian Brodsky's retirement as a director on 3 November 2003, options which were vested as at that date were forfeited. He retains the following options which were vested as at 3 November 2003; all these options expire on 2 November 2005:

Exercise              Held at      Forfeited on         Held and
price            30 June 2003        3 November        vested at
                                           2003      24 November
                                                            2003

$20.00                   5,000           (1,250)           3,750
$21.90                   5,000           (2,500)           2,500
$6.50                    5,000           (5,000)               -
               ---------------- ---------------- ----------------
                        15,000           (8,750)           6,250
               ---------------- ---------------- ----------------



c)  Peter Powers

Exercise              Held at         Exercised         Granted         Cancelled           Held at           Vested as at
price            30 June 2002     during fiscal   during fiscal     during fiscal      30 June 2003       24 November 2004
                                           2003            2003              2003            and at
                                                                                        24 November
                                                                                               2003

$20.00                   5,000                -                -                -             5,000                 3,750
$60.00                   5,000                -                -           (5,000)                -                     -
$21.90                   5,000                -                -                -             5,000                 2,500
$6.50                        -                -            5,000                -             5,000                 1,250
               ---------------- ---------------- ---------------- ----------------- ---------------- --- ------------------
                        15,000                -            5,000           (5,000)           15,000                 7,500
               ---------------- ---------------- ---------------- ----------------- ---------------- --- ------------------

These options expire between 24 January 2010 and 21 November 2012. In addition to the above, on 5 November 2003, Peter Powers was granted a further 5,000 options over Series A ordinary shares at an exercise price of $17.12.

d)  Rick Medlock

Exercise              Held at         Exercised         Granted         Cancelled           Held at           Vested as at
price            30 June 2002     during fiscal   during fiscal     during fiscal      30 June 2003       24 November 2004
                                           2003            2003              2003            and at
                                                                                        24 November
                                                                                               2003

$8.14                   19,000                -                -                -            19,000                19,000
$8.14                   30,500                -                -                -            30,500                30,500
$9.85                   30,500                -                -                -            30,500                30,500
$20.00                  60,000                -                -                -            60,000                60,000
$34.50                     397                -                -             (397)                -                     -
$60.00                  16,000                -                -          (16,000)                -                     -
$21.90                  21,100                -                -                -            21,100                10,550
$8.096                       -                -            1,799                -             1,799                     -
$6.50                        -                -           16,000                -            16,000                 4,000
               ---------------- ---------------- ---------------- ----------------- ---------------- --- ------------------
                       177,497                -           17,799          (16,397)          178,899               154,550
               ---------------- ---------------- ---------------- ----------------- ---------------- --- ------------------

These options expire between 21 May 2007 and 21 November 2012. In addition to the above, on 5 November 2003, Rick Medlock was granted a further 20,000 options over Series A ordinary shares at an exercise price of $17.12.

During the year ended 30 June 2001, Julian Brodsky and Peter Powers were each granted 5,000 options at an exercise price which was below their intrinsic value on the date of grant. The value of the discount is charged to the profit and loss account over the vesting period of the options as share-based compensation and the charge for 2003 in respect of each of these Directors was (pound)19,912, which is in addition to the amounts of remuneration disclosed above. Save for this item, all other options issued since our initial public offering have been granted at the closing price quoted on Nasdaq on the last trading day preceding the grant. Options granted prior to our initial public offering were granted based on the directors' estimate of the market value of the Company, having taken independent advice. Options which were cancelled during fiscal 2003 were returned voluntarily by the holders for no consideration.


Board practices

Board of directors

Our business is managed by our board of directors. Our Articles of Association provide that the number of our directors is not subject to a maximum, but shall not be less than two. Directors may be appointed by our shareholders by ordinary resolution. In addition, the board of directors or the holder of a majority of the voting rights exercisable, on a poll, at general meetings may appoint directors. A director so appointed by the board of directors retires from office at the next annual general meeting, but is then eligible for reappointment.

A director holding the office of chairman or chief executive or appointed by the holders of a majority of the voting rights and any director appointed by the board of directors since the previous annual general meeting are not subject to retirement by rotation. At each annual general meeting, generally one-third of those directors subject to retirement by rotation are obliged to retire by rotation, based principally upon the length of time in office, and are eligible for re-election. Any director may be removed from office in a general meeting, or by the holder of a majority of the voting rights, or by all the other directors.

No person is disqualified from being appointed or reappointed as a director and no director is required to vacate his office by reason of attaining the age of 70 or any other age. A director is not required to own any of our shares. The quorum for meetings of the board is two directors, unless otherwise decided by the board.

A director may hold any other office of NDS (except that of auditor) and no contract, arrangement or transaction involving NDS in which a director is in any way interested (directly or indirectly) shall be avoided, provided that such director has disclosed such interest in accordance with the UK Companies Act 1985. Subject to such disclosure, a director may vote or be counted in the quorum with respect to any resolution of the board or of a committee concerning any contract, arrangement, transaction or proposal to which we are, or will be, a party in which he is interested, except a resolution concerning his own appointment.

During the year ended 30 June 2003, our board of directors comprised seven directors, five of whom were appointed by News Corporation and are not subject to retirement by rotation. The two other directors, Julian Brodsky and Peter Powers, were subject to retirement by rotation. Accordingly, Julian Brodsky retired by rotation at our Annual General Meeting held on 3 November 2003, but did not offer himself for re-election. Currently we have five directors and only one, Peter Powers, satisfies the rules of Nasdaq pertaining to independent directors. We are currently undertaking a search for one or more suitable candidates as further independent non-executive directors.

Based on its current beneficial share ownership, News Corporation, through its subsidiary NDS HoldCo, Inc., has the power to appoint and remove any director.

Apart from Abe Peled, none of the directors has a service contract with the Company. Dr. Peled was employed by the Company pursuant to a service agreement dated 1 December 1999 for an original term of three years. On 30 November 2002, the contract was automatically extended for a further year and will be extended for further one-year periods unless either party gives 12 months' written notice not to extend. As of the date hereof, no such notice has been received or given. On termination, one year's salary is payable to Dr. Peled if the Company terminates the contract for reasons other than cause or death. Dr. Peled's remuneration package consists of a basic salary, benefits and discretionary bonuses. He is also eligible to participate in the Group's share option schemes. There are no specific performance criteria attaching to the remuneration package.

Audit Committee

During fiscal 2003, the members of the Audit Committee were Julian Brodsky (chairman), Peter Powers and David DeVoe. Following Julian Brodsky's retirement as a director on 3 November 2003, Peter Powers was appointed as chairman.

The Audit Committee, which operates under a charter approved by the Board of Directors, is expected to meet not less than twice a year. Its purpose is to: consider and recommend the appointment of auditors; approve the audit fee; pre-approve fees for non-audit services to be supplied by the auditors; consider any questions of resignation or dismissal of the auditors; discuss with the auditors the nature and scope of the audit; review the quarterly and annual financial statements before submission to the Board of Directors; discuss problems and reservations, if any, arising from interim and final audits and any other matters the auditors may wish to discuss; review the auditors' management letter and management response; consider internal controls; review the work of the internal audit team; and, if requested by the Board of Directors, review potential conflicts of interest.

Remuneration Committee

During fiscal 2003, the members of the Remuneration Committee were Peter Powers (chairman), Julian Brodsky and David DeVoe; Julian Brodsky ceased to be a member on his retirement as a director on 3 November 2003. The committee has the authority to review and approve on behalf of the Company the entire individual remuneration package for each executive director and senior executive, including approval of: any service contract; any benefit, pension or incentive scheme entitlement; any other fees and expenses; and any compensation payable on the termination of a service contract. It also exercises all the powers and discretions vested in the Board in respect of the Group's share option schemes. The committee is authorised to obtain outside legal advice or other independent professional advice, as well as information about remuneration practices in our industry.


Employees

An analysis of the average number of employees for each of the last three fiscal years by category of activity and geographic location is as follows:

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2003        30 June 2002         30 June 2001
                                                                        number              number               number

    Category of activity
    Operations                                                            253                 228                  221
    Sales and marketing                                                   133                  92                   74
    Research and development                                              879                 841                  692
    General and administration                                             63                  65                   63
                                                               ----------------    ----------------     ----------------
                                                                        1,328               1,226                1,050
                                                               ----------------    ----------------     ----------------

    Geographic location
    UK                                                                    524                 495                  401
    Israel                                                                546                 546                  520
    US                                                                     75                  81                   84
    Asia-Pacific                                                           74                  56                   41
    Europe                                                                 42                   3                    -
    India                                                                  67                  45                    4
                                                               ----------------    ----------------     ----------------
                                                                        1,328               1,226                1,050
                                                               ----------------    ----------------     ----------------

The growth in the number of employees is due to the growth in the number and complexity of customer contracts and the need to provide an appropriate infrastructure to support the growth of our business. Employee numbers also increased as a result of the acquisition of Orbis and Visionik. We use temporary labour from time to time to provide short-term increases in capacity as and when required. During the year ended 30 June 2003 we employed an average of 111 full time equivalent temporary staff. None of our employees is subject to any collective bargaining agreement. We believe that relations with our employees are satisfactory.


Share ownership

The only director or senior executive who owns shares in the company is Rick Medlock, who owns 5,100 Series A ordinary shares of $0.01 each.

We operate various share options schemes under which options are granted to employees and directors at the discretion of the Remuneration Committee. A description of our share option schemes is provided in Note 19c to our consolidated financial statements. Details of options held by directors and the senior executive are given above.



As of 24 November 2003, the number of options outstanding was as follows:

Grant Date                  Expiry Date                      Exercise Price        Number                   Number
                                                                                   outstanding              Vested

22 May 1997                 21 May 2007                          $8.140             537,041                 537,041
6 April 1998                5 April 2008                         $8.140             422,303                 422,303
25 March 1999               24 March 2009                        $9.850             504,071                 504,071
5 May 1999                  4 May 2009                           $9.850               4,000                   4,000
23 November 1999            22 November 2009                    $20.000             766,369                 766,369
25 January 2000             24 January 2010                     $43.000              11,500                   8,625
28 April 2000               27 April 2010                       $56.875              13,344                  10,007
25 September 2000           24 September 2010                   $20.000               8,750                   7,500
5 December 2000             4 December 2010                     $60.000              23,403                  11,701
1 May 2001                  30 October 2004                     $34.500               2,926                       -
4 October 2001              3 October 2011                      $21.900             908,925                 454,462
13 March 2002               12 March 2012                       $16.950              23,600                   5,900
3 June 2002                 2 June 2012                         $11.400               5,000                   1,250
1 September 2002            31 August 2004                       $8.096             190,316                       -
1 September 2002            31 August 2004                       $8.600              17,278                       -
1 September 2002            28 February 2006                     $8.096             255,833                       -
21 November 2002            20 November 2012                     $6.500             237,073                  57,393
9 January 2003              8 January 2013                       $7.530             153,700                       -
10 February 2003            9 February 2013                      $7.490               8,000                       -
5 November 2003             4 November 2013                     $17.120             854,563                       -

                                                                           --------------------    --------------------
                                                                                  4,947,995               2,790,622
                                                                           --------------------    --------------------



            ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

As at 28 November 2003, our outstanding voting securities consisted of 12,069,295 Series A ordinary shares of $0.01 each (having one vote per share) and 42,001,000 Series B ordinary shares of $0.01 each (having ten votes per share). All of the Series B ordinary shares are held by NDS HoldCo, Inc., which is a Delaware corporation and an indirect subsidiary of News Corporation, a company incorporated in South Australia. As a consequence of its ownership of the Series B ordinary shares, News Corporation is entitled to approximately 97.2% of the aggregate voting power of NDS. News Corporation is a diversified international media company and NDS HoldCo, Inc. is an intermediate holding company.

Approximately 30% of the voting stock of News Corporation is owned by (1) Mr. K. Rupert Murdoch, (2) Cruden Investments Pty. Limited ("Cruden"), a private Australian investment company owned by Mr. K. Rupert Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. K. Rupert Murdoch, members of his family and certain charities, and (3) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of shares of News Corporation owned by such persons and entities, and Mr.
K. Rupert Murdoch's position as Chairman and Chief Executive of News Corporation, Mr. K. Rupert Murdoch may be deemed to control the operations of News Corporation.

As at 28 November 2003, 12,019,320 of the 12,069,295 Series A ordinary shares in issue (being approximately 99.6% of the class) were held by The Bank of New York as custodian in respect of ADSs they have issued. The remaining 49,975 Series A ordinary shares can be converted into ADSs at any time on the demand of the shareholder. We are informed by The Bank of New York that as at 31 October 2003, there were 8 holders of record in the US. Apart from News Corporation, no person with a beneficial interest in our share capital informed us that they owned 5% or more of the class as at 31 October 2003.

As far as is known to us, there are no arrangements the operation of which may at a subsequent date result in a change of control of the Company.

Related party transactions

Except for the matter referred to below, there have been no transactions between the Company or its subsidiaries and any director or officer (or parties connected with them) acting in a personal capacity, other than in respect of their remuneration and options as set out in Item 6: "Directors, Senior Management and Employees".

We have a contract with Logistics Technology Group Limited ("LIS"), a company of which Rick Medlock is a non-executive director. Under this contract, NDS will manage LIS's offshore development activities in India and we expect to earn revenues of (pound)350,000 over two years commencing during fiscal 2004.

We conduct business transactions with entities which are subsidiaries or affiliates of News Corporation on normal commercial terms. These entities are considered to be related parties. Agreements covering these arrangements were entered into in the context of a parent-subsidiary relationship and therefore are not the result of arm's-length negotiations between independent parties. Accordingly, there can be no assurance that each of the agreements, or the transactions provided for therein, or any amendments thereof will be effected on terms at least as favourable to NDS as could have been obtained from unaffiliated third parties.

These transactions are of two main types, which are the provision by NDS of integrated broadcast systems and the receipt by NDS of administrative services from News Corporation. Information about such related party transactions is given in Note 28 to our consolidated financial statements.



                          ITEM 8. FINANCIAL INFORMATION

The financial statements filed as part of this Annual Report on Form 20-F are listed in Item 18 and begin on page F-1.

The financial statements for the two years ended 30 June 2003 were audited by Ernst & Young LLP and their audit opinion is included within this Annual Report on Form 20-F. Information and other items in this Annual Report on Form 20-F for periods ending 30 June 2001 and earlier have been extracted or derived from financial statements on which Arthur Andersen issued an unqualified opinion. A copy of Arthur Andersen's report to the shareholders of NDS Group plc dated 4 September 2001 is reproduced on page F-3 of this Annual Report on Form 20-F. Arthur Andersen's report was included in our Annual Report on Form 20-F for the year ended 30 June 2001 which was filed with the US Securities and Exchange Commission (the "SEC") on 17 December 2001. Arthur Andersen ceased trading on 31 August 2002 and hence it is not possible to obtain a re-signed opinion.


Export sales

Export sales, being sales to customers located outside the UK, are a significant proportion of our total sales. For the year ended 30 June 2003, export sales amounted to (pound)162.3 million (or 68.4% of our total sales); year ended 30 June 2002: (pound)168.1 million (or 70.2% of our total sales); year ended 30 June 2001: (pound)153.5 million (or 71.2% of our total sales).


Litigation

In March 2002, Groupe Canal+S.A., Canal+ Technologies S.A. and Canal+ Technologies Inc., subsidiaries of Vivendi (collectively, "Canal+"), filed a lawsuit against NDS Group plc and NDS Americas Inc. (a subsidiary company) in the United States District Court for the Northern District of California, alleging acts of improper conduct, including unfair competition and copyright infringement, in connection with the conditional access systems operated by Canal+. In October 2002, Canal+ and NDS agreed to a stay of all proceedings pending regulatory approval of the News Corporation's acquisition of Telepiu S.p.A. The action was dismissed with prejudice on May 14, 2003, after consummation of the acquisition. In September 2002, EchoStar Communications Corporation and several affiliates (collectively, "Echostar") asked the court's permission to intervene in the action, asserting that they have claims similar to those asserted by Canal+. Additionally, in October 2002, MEASAT Broadcast Network Systems Sendirian Berhad, a Malaysian satellite broadcaster, requested permission to intervene in the action, and in December 2002, Sogecable S.A., owner of Canal Satelite Digital, a Spanish satellite broadcaster and a customer of Canal+ Technologies ("Sogecable"), similarly requested permission to intervene. Upon dismissal of the action, the motions to intervene became moot.

In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. and certain of its affiliates in the United States District Court for the Central District of California. At DIRECTV's request, the action was filed under seal. On 21 October 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer. In late April 2003, the parties agreed to stay proceedings pending efforts to resolve the disputes through mediation. In August 2003, the parties agreed to stay the litigation between them until the closing of News Corporation's acquisition of a 34% interest in Hughes Electronics Corporation ("Hughes"), the parent company of DIRECTV. Upon the closing of the acquisition of the Hughes interest, the litigation and all claims and counterclaims alleged therein will be dismissed with prejudice.

On 2 October 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney's office in San Diego, California, seeking documents apparently in connection with an investigation related to claims made in early 2002 by Canal+ Technologies SA (these claims having been dismissed) and the EchoStar claims referred to below. NDS is co-operating with the investigation. NDS was advised by the U.S. Attorney's Office in San Diego that it is not currently considered either a target or a subject in the investigation. Lead responsibility for the investigation has recently been transferred to the U.S. Attorney's Office for the Central District of California.

On 6 June 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (collectively, "Echostar") filed an action against NDS in the United States District Court for the Central District of California. Echostar filed an amended complaint on 8 October 2003. The amended complaint purports to allege claims for violation of the Digital Millennium Copyright Act, the Communications Act of 1934, the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California's Unfair Competition statute and the federal Racketeer Influenced and Corrupt Organizations ("RICO") statute. The complaint also purports to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. NDS filed a motion to dismiss the amended complaint on 7 November 2003, which is scheduled to be heard on 22 December 2003.

On 25 July 2003, Sogecable, S.A. and its subsidiary Canalsatellite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies SA (together, "Sogecable"), filed an action against NDS in the United States District Court for the Central District of California. Sogecable filed an amended complaint on 9 October 2003. The amended complaint purports to allege claims for violation of the Digital Millennium Copyright Act and the federal RICO statute. The complaint also purports to allege claims for interference with contract and prospective business advantage. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. NDS filed a motion to dismiss the amended complaint on 7 November 2003, which is scheduled to be heard on 22 December 2003.


Dividends

It has been our policy to retain profits for the future development of the business and accordingly no dividends have been paid or are proposed. We intend to keep this policy under review and will consider whether it is appropriate to pay dividends in the future.


Changes in financial condition

There has been no significant change in our financial condition since 30 June 2003.



                          ITEM 9. THE OFFER AND LISTING

Listing details

ADSs, each representing one of our Series A ordinary shares, have been traded on Nasdaq since our initial public offering on 22 November 1999. Prior to that date, there was no public trading market in our securities. The principal trading market for our ADSs is Nasdaq. The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by The Bank of New York as depositary under a Deposit Agreement dated 26 November 1999 among the Company, The Bank of New York and the owners and beneficial owners of ADRs.

Our ADSs have also been listed on Nasdaq Europe in Belgium. The volume of ADSs traded on Nasdaq Europe has been negligible. Nasdaq has announced that it will close and we are in the process of de-listing our ADSs from Nasdaq Europe; we have been informed by Nasdaq Equrope that the last day our ADSs were listed on that exchange was 28 November 2003. With effect from 13 November 2003, our ADSs are listed on the First Market - Continuous of the Euronext Brussels exchange in Belgium.

The high and low closing prices for our ADSs as reported on Nasdaq for each period since their listing were:


                                                                     High Price                    Low Price
Period                                                               per ADS                       per ADS
------                                                               ----------                    ---------

Most recent fiscal years (since listing)
22 November 1999 to 30 June 2000                                     $102.000                      $28.000
1 July 2000 to 30 June 2001                                           $82.250                      $33.100
1 July 2001 to 30 June 2002                                           $37.350                       $8.450
1 July 2002 to 30 June 2003                                           $16.700                       $5.000

Most recent quarter and two most recent fiscal years
1 July 2001 to 30 September 2001                                      $37.350                      $18.650
1 October 2001 to 31 December 2001                                    $28.100                      $19.320
1 January 2002 to 31 March 2002                                       $25.650                      $14.000
1 April 2002 to 30 June 2002                                          $14.500                       $8.450
1 July 2002 to 30 September 2002                                      $11.900                       $6.710
1 October 2002 to 31 December 2002                                     $8.750                       $5.000
1 January 2003 to 31 March 2003                                        $8.500                       $6.420
1 April 2003 to 30 June 2003                                          $16.700                       $5.000
1 July 2003 to 30 September 2003                                      $18.310                      $13.751

Most recent six months
June 2003                                                             $16.369                      $13.900
July 2003                                                             $15.510                      $13.751
August 2003                                                           $16.000                      $14.500
September 2003                                                        $18.310                      $14.500
October 2003                                                          $20.600                      $17.510
November 2003                                                         $20.700                      $17.120



                         ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

General information

Clause 4 of our Memorandum of Association defines our objects as being to carry on business as a general commercial company and states that the clause shall be interpreted in the widest and most general manner. We are registered under the Companies Act 1985 of Great Britain at Companies House for England and Wales under number 1950497.

Directors

Directors' interests, age qualification, share qualification and retirement of directors by rotation

For information relating to directors' interests, age qualification, share qualification and retirement of directors by rotation, please refer to the information given under Item 6: "Directors, Senior Management and Employees - Board Practices".

Remuneration

For information relating to remuneration of directors, please refer to the information contained in the registration statement on Form F-1 (File No. 333-11086) declared effective by the SEC on 22 November 1999 ("Form F-1"), under the caption "Management - Compensation of Directors and Officers" which is incorporated herein by reference.

Borrowing Powers

The directors can exercise all of the borrowing powers of the Company.

Our shares - rights, preferences and restrictions

Dividends, voting rights, rights to share in any surplus in the event of liquidation, actions necessary to change the rights of holders of shares, general meetings, limitations on the right to own securities and changes in capital

For information relating to dividend rights, voting rights, rights to share in any surplus in the event of liquidation, actions necessary to change the rights of holders of shares, general meetings, limitations on the right to own securities and changes in capital, please refer to the information contained in Form F-1, under the caption "Description of Share Capital" which is incorporated herein by reference.

Redemption and sinking fund

Our Articles of Association do not provide for redemption of any of the shares currently on issue (that is, the Series A ordinary shares or the Series B ordinary shares) and it does not provide for any sinking fund.

Liability for further capital calls

Members are not liable for any capital calls except in relation to money unpaid on that member's shares.

Provisions discriminating against the owning of a substantial number of shares

Except where a shareholder fails to disclose their holding as requested by the Company there are no provisions in the Articles of Association that discriminate against an existing or prospective member as a result of that member owning a substantial number of shares. The board has power to suspend certain rights in respect of the shares held for so long as the shareholder remains in default of its failure to give the information required by statute.

Changes in control of the Company

Automatic conversion of our Series B ordinary shares into Series A ordinary shares will occur if any sale, transfer or disposal results in the cessation of the ultimate beneficial ownership of the Series B ordinary shares being retained by entities controlled by News Corporation.

Disclosure of substantial shareholdings

Under the Companies Act 1985 of Great Britain, any person who acquires (alone or, in certain circumstances, with others) a material interest in the voting share capital of the Company in excess of 3%, or a non-material interest in excess of 10%, is obliged to disclose prescribed particulars to the Company in respect of those shares. An obligation of disclosure also arises where such person's notifiable interests subsequently fall below the notifiable percentage, or where, above that level, the percentage of the Company's voting share capital in which he is interested (expressed in whole numbers) increases or decreases. In addition, the Company may require persons who it believes to be, or to have been within the previous three years, interested in its voting shares to disclose prescribed particulars of those interests.


Material contracts

Material contracts entered into by the Group, other than in the ordinary course of business, in the past two years are as follows:

Acquisition of Visionik

During the year ended 30 June 2002, we entered into a series of agreements with Visionik and its principal direct and indirect shareholders. These agreements culminated in NDS acquiring an economic interest amounting to control over Visionik from 31 May 2002. Visionik is a company incorporated in Denmark whose principal activity is the provision of interactive television applications.

Under these agreements, NDS acquired all of the intellectual property rights of Visionik and subscribed for new shares equivalent to approximately 51% of the enlarged equity capital of Visionik but having approximately 91% of the voting power. The agreements provide for payment of specified dividends to the minority shareholders and an obligation on NDS to procure the redemption of the minority shareholders for a price calculated by reference to the revenues and profitability of the business of Visionik for the two years ending 31 May 2004. The consideration is all payable in cash. Further information is given in Note 9c to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

MediaHighway

On 13 September 2003, we entered into a series of agreements with Thomson whereby we agreed to acquire the MediaHighway middleware business and license certain related patents for a total consideration of (euro)60 million in cash. The transaction is subject to regulatory approvals and certain other conditions and is expected to close by the end of calendar 2003 or early in calendar 2004.

Exchange controls

There are currently no UK foreign exchange control restrictions on the acquisition of, or payment of dividends on, our ordinary shares or ADSs, although from time to time UK government sanctions may restrict our ability to sell securities, pay dividends or make other distributions to the governments of certain countries, persons associated with those governments or residents of those countries.

There are no restrictions under our Memorandum and Articles of Association that limit the right of non-UK residents or citizens to hold our securities, including our ordinary shares and ADSs.


Taxation

The following discussion summarises certain UK and US tax consequences of the acquisition, ownership and disposition of shares and shares represented by ADSs by a US Holder. For the purposes of this discussion, A US Holder is a beneficial owner of ADSs who is (i) an individual who is a citizen or resident of the US for US income tax purposes, (ii) a corporation or partnership organised under the laws of the US or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to US federal income taxation regardless of its source, or (iv) a trust, if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust. However, in the case of a partnership, estate or trust, this discussion applies only to the extent that such entity's income is taxed to the entity or its partners or beneficiaries on a net income basis under US tax law.

This summary is based (i) upon current UK law, United Kingdom Inland Revenue ("UK Inland Revenue") practice, (ii) upon the US Internal Revenue Code, Treasury Regulations, case law and Internal Revenue Service rulings, all of which are subject to change, possibly with retro-active effect, (iii) upon the UK-US Income Tax Convention currently in effect (the "Treaty"'), and (iv) in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

The summary of UK tax consequences relates to the material aspects of the UK taxation position of US Holders and does not address the UK tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes, (ii) whose holding of ordinary shares or ADSs is effectively connected with a permanent establishment in the UK through which such US Holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or (iii) that is a corporation which alone or together with one or more associated companies, controls directly or indirectly, 10% or more of our voting stock.

The summary of US tax consequences may not completely or accurately describe tax consequences to all US Holders. For example, special rules may apply to US expatriates, insurance companies, tax-exempt organisations, banks and other financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market, and persons holding their ordinary shares or ADSs as part of a straddle, hedging or conversion transaction, among others.

The discussion set out below is only a general summary and does not purport to be a technical analysis nor a description of all possible tax consequences. Tax consequences to each US Holder will depend upon the particular facts and circumstances of such holder. Accordingly, each person should consult with his own professional advisor with respect to the tax consequences of his ownership and disposition of shares or ADSs. This summary does not discuss any tax rules other than UK tax and US federal income tax rules. The UK and US tax authorities and courts are not bound by this summary and may disagree with its conclusions.

US Holders of ADSs will be treated as owners of the shares underlying the ADSs. Accordingly, except as noted, the tax consequences discussed below apply equally to US Holders of ADSs and shares.

Taxation of dividends

Under current UK tax legislation, no tax is withheld from dividend payments by the Company and generally no UK tax is payable by eligible US Holders on dividends declared on the shares. US Holders who are not resident or ordinarily resident for tax purposes in the UK with no other source of UK income are not required to file a UK income tax return.

For US federal income tax purposes, the gross amount of a dividend (including any withholding tax) will be included in a US Holder's gross income as dividend income when payment is actually or constructively received by the US Holder in the case of ordinary shares or the Depositary in the case of ADSs, to the extent they are paid out of the Company's current or accumulated earnings and profits as calculated for US federal income tax purposes (subject to the discussion below under "- US passive foreign investment company rules"). Such dividends will not give rise to any US dividends received deduction. Dividends will generally constitute foreign source "passive" income for foreign tax credit purposes. For recent changes to the US federal income tax rate applicable to dividend income, see below under "-US tax rate changes").

Also for US federal income tax purposes, the amount of any dividend paid in non-US currency will be equal to the US dollar value of such currency on the date the dividend is included in income, regardless of whether the payment is in fact converted into US dollars. A US Holder will generally be required to recognise US source ordinary income or loss when such US Holder sells or disposes of non-US currency. A US Holder may also be required to recognise foreign currency gain or loss upon receipt of a refund under the Treaty of tax withheld in excess of the Treaty rate. The US Holder will have a tax basis in this non-US currency equal to the US dollar value of the currency on the date the dividend is included in the US Holder's income. This foreign currency gain or loss will generally be US source ordinary income or loss.

To the extent that any distribution paid exceeds the Company's current and accumulated earnings and profits as calculated for US federal income tax purposes, the distribution will be treated as follows:

o first, as a tax-free return of capital, which will cause a reduction in the adjusted tax basis of the US Holder's Shares or ADSs. This adjustment will increase the amount of gain, or decrease the amount of loss, that such US Holder will recognise on a later disposition of those Shares or ADSs; and
o second, the balance of the dividend in excess of the adjusted tax basis in a US Holder's Shares or ADSs will be taxed as capital gain recognised on a sale or exchange.

Any non-US withholding tax with respect to a dividend may be used as a credit against a US Holder's US federal income tax liability, subject to specific conditions and limitations.

Taxation of capital gains

A Holder who is not resident and not ordinarily resident for tax purposes in the UK will not normally be liable for UK tax on chargeable gains realised on the disposal of his ordinary shares or ADSs unless at the time of the disposal such Holder carries on a trade, profession or vocation in the UK through a branch or agency and such ordinary shares or ADSs are used or held or have been acquired for use by or for the purposes of such trade, profession or vocation or branch or agency. The surrender of ADSs in exchange for Shares will not be a taxable event for the purposes of UK corporation tax or UK capital gains tax. Accordingly, US Holders will not recognise any gain or loss for such purposes upon such surrender.

In general, for US federal income tax purposes, a US Holder will recognise capital gain or loss if such US Holder sells or exchanges ordinary shares or ADSs, provided that such Shares or ADSs are capital assets in the hands of such US Holder (subject to the discussion below under "- US passive foreign investment company rules"). Any gain or loss will generally be US source gain or loss. For an individual, any capital gain will generally be subject to US federal income tax at preferential rates if the individual has held the ordinary shares or ADSs for more than one year.

US tax rate changes

Under recently enacted legislation, which is generally effective for tax years beginning after 31 December 2002 through tax years beginning on or before 31 December 2008, dividend income received by an individual from a corporation organised in the US or from a "qualified foreign corporation" is eligible for taxation at the lower rates imposed on long-term capital gains recognised by individuals. A non-US corporation is a "qualified foreign corporation" if (i) it is eligible for benefits under a comprehensive US income tax treaty determined to be satisfactory to the United States Department of the Treasury, or (ii) its stock with respect to which the dividend is paid is readily tradable on an established securities market in the US, The United States Department of the Treasury and Internal Revenue Service have determined that the Treaty is satisfactory for this purpose. In addition, the Conference Report with respect to this legislation states that a share of a non-US corporation's stock is treated as readily tradable on an established securities market in the US is an ADS (which would include an NDS ADS) backed by such share is so traded.

US passive foreign investment company rules

The Company believes that it will not be treated as a passive foreign investment company ("PFIC"') for US federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is factual and cannot be made until the close of the applicable taxable year. The Company will be a PFIC for any taxable year in which either:

o    75% or more of its gross income is passive income; or
o its assets that produce passive income or that are held for the production of passive income amount to at least 50% of the value of its total assets on average.

For purposes of this test, the Company will be treated as directly owning its proportionate share of the assets, and directly receiving its proportionate share of the gross income, of each corporation in which it owns, directly or indirectly, at least 25% of the value of the shares of such corporation.

If the Company were to become a PFIC, the tax applicable to distributions on ordinary shares or ADSs and any gains a US Holder recognises on disposition of ordinary shares or ADSs may be less favourable to such US Holder. Accordingly, each person should consult with his own professional advisor regarding the PFIC rules.

US controlled foreign corporation rules for 10% shareholders The Company is a controlled foreign corporation ("CFC") for US federal income taxes. In general, a foreign corporation will constitute a CFC if more than 50% of its shares, measured by reference to combined voting power or value, is held, directly or indirectly, by "US Shareholders". A US Shareholder, for this purpose, is any US Holder that directly or indirectly possesses 10% or more of the combined voting power of all classes of shares of a corporation.

As long as the Company is a CFC, each US Shareholder possessing 10% of the combined voting power of the Company is treated, subject to certain exceptions, as receiving a dividend at the end of our taxable year in an amount equal to that person's pro-rata share of "subpart F income" and certain US-source income of the Company (or any foreign affiliate that is a CFC), whether or not such income is actually distributed. Among other items, and subject to certain exceptions, "subpart F income" includes dividends, interest, rents, royalties, annuities, gains from the sale of shares and securities, certain gains from commodities transactions, certain types of insurance income and income from certain transactions with related parties.

If a US Shareholder possessing 10% of the combined voting power of the Company sells or exchanges any of the ordinary shares or ADSs, any gain recognised is treated as ordinary dividend income (and not capital gain) to the extent that such US Shareholder's pro-rata share of the earnings and profits of the Company accumulated after 31 December 1962 and during the period(s) the ordinary shares or ADSs were held by such US Shareholder while the Company was a CFC.

UK Inheritance Tax

(a) Ordinary shares and ADSs will be assets situated in the UK for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holding such assets may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax. Such a charge may arise even if the Holder is neither domiciled in the UK nor deemed to be domiciled there for UK inheritance tax purposes under special rules relating to long residence or previous domicile. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift. Special rules apply to gifts where the donor reserves or retains some benefit. Special inheritance tax rules also apply to ordinary shares and ADSs held by close companies or by trustees of settlements bringing them within the charge to inheritance tax.

(b) An individual who is domiciled in the US for the purposes of the UK/United States Estate and Gift Tax Convention (the "Estate Tax Treaty") and who is not a national of the UK for the purposes of the Estate Tax Treaty will generally not be subject to UK inheritance tax in respect of the ordinary shares or ADSs on the individual's death or on a gift of the ordinary shares or ADSs during the individual's lifetime, provided that any applicable US federal gift or estate tax liability is paid, unless the ordinary shares or ADSs are part of the business property of a permanent establishment of an enterprise of the individual in the UK or pertain to a fixed base in the UK of the individual used for the performance of independent personal services. Where the ordinary shares or ADSs have been placed in trust by a settlor who, at the time of settlement, was domiciled in the US for the purposes of the Estate Tax Treaty and not a national of the UK for the purposes of the Estate Tax Treaty, the ordinary shares or ADSs will generally not be subject to UK inheritance tax (provided that the ordinary shares or ADSs are not part of the business property of a permanent establishment in the UK and do not pertain to a fixed base in the UK as mentioned above). In the exceptional case where the ordinary shares or ADSs are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the UK to be credited against tax paid in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set out in the Estate Tax Treaty.

UK Stamp Duty/Stamp Duty Reserve Tax

(a) Any conveyance or transfer on sale of the ordinary shares will usually be subject to stamp duty on the instrument of transfer, generally at a rate of 0.5% of the amount or value of the consideration rounded up (if necessary) to the nearest multiple of (pound)5. A charge to stamp duty reserve tax ("SDRT") at the rate of 0.5% of the amount or value of the consideration will arise in relation to an agreement to transfer such ordinary shares. However, where within 6 years of the date of the agreement (or, if the agreement is conditional, the date on which it becomes unconditional) an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, any liability to stamp duty reserve tax will be cancelled and any such tax which has been paid will be repaid.

(b) Stamp duty or SDRT charges at the rate of 1.5% of the amount or value of the consideration, or in some circumstances, the value of the ordinary shares, may arise on a transfer or issue of ordinary shares to the Custodian of the Depositary or to certain persons providing a clearance system (or their nominees or agents) and will be payable by the Depositary or such other persons.

(c) In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary or the Custodian of the Depositary on any deposit of ordinary shares will be charged by the Depositary to the Holder of the ADS or any deposited security represented by the ADS.

(d) No UK stamp duty will be payable on the acquisition or transfer of an ADS or beneficial ownership of an ADS, provided that the ADS and any separate instrument of transfer or written agreement to transfer remains at all times outside the UK, and provided further that any instrument of transfer or written agreement to transfer is not executed in the UK An agreement to transfer ADSs will not give rise to a liability to SDRT.

(e) Any transfer for value of the underlying ordinary shares represented by ADSs (which will exclude a transfer from the Custodian of the Depositary or the Depositary to an ADS holder on a cancellation of the ADSs), may give rise to a liability to UK stamp duty. The amount of UK stamp duty payable is generally calculated at the rate of 0.5% of the amount or value of the consideration for the transfer of the ordinary shares rounded up (if necessary) to the nearest multiple of (pound)5. However, on a transfer from the Custodian of the Depositary to a US Holder or registered Holder of an ADS upon cancellation of the ADS, only a fixed UK stamp duty of (pound)5 per instrument of transfer will be payable.

(f) It should be noted that certain categories of person are not liable to stamp duty or SDRT or may, although not primarily liable for SDRT, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

US information reporting and backup withholding

Dividend payments on the ordinary shares or ADSs and proceeds from the sale, exchange or other disposition of the ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible US backup withholding at a rate of 28%. US federal backup withholding generally is imposed on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any US persons required to establish their exempt status generally must file Internal Revenue Service Form W-9: "Request for Taxpayer Identification Number and Certification".

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder's US federal income tax liability. A US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.


Documents on display

Certain documents referred to in this Annual Report can be inspected at our registered office at One London Road, Staines, Middlesex TW18 4EX, United Kingdom.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. Where required, we have filed documents on the SEC's Electronic Data Gathering and Retrieval ("EDGAR") system.


       ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The only significant market risk to which we are exposed is to changes in foreign exchange rates. We operate in international markets and have operational presence in several countries. Accordingly, a significant proportion of our costs and revenues are denominated in currencies other sterling, principally US dollars and euros. Historically, we have not entered into free-standing derivative contracts to hedge foreign exchange exposure from trading transactions. We expect to review this policy from time to time as circumstances change.

Further qualitative information is given in Note 29 to our consolidated financial statements.


         ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

            ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.


       ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                              AND USE OF PROCEEDS.

Not applicable.


                        ITEM 15. CONTROLS AND PROCEDURES.

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 20-F and, based on this evaluation, have concluded that the disclosure controls and procedures are effective.

There has been no change in our internal control over financial reporting that occurred during our fiscal year ended 30 June 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.


                   ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.


                            ITEM 16B. CODE OF ETHICS

Not applicable.


                 ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICE

Not applicable.


      ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable


                                    PART III
                          ITEM 17. FINANCIAL STATEMENTS

We have elected to respond to Item 18 in lieu of responding to this Item.

                          ITEM 18. FINANCIAL STATEMENTS

Our financial statements are filed as part of this Annual Report and begin on page F-1.


Index to consolidated financial statements

                                                                                                                  Page
Reports of Independent Auditors:
       Ernst & Young LLP.......................................................................................   F-1

       Somekh Chaikin..........................................................................................   F-2

       Arthur Andersen.........................................................................................   F-3

Audited Financial Statements
       Consolidated Profit and Loss Accounts for the years ended 30 June 2003, 2002 and 2001...................   F-4

       Consolidated Statements of Total Recognised Gains and Losses for the years ended 30 June 2003, 2002 and
       2001....................................................................................................   F-5

       Consolidated Balance Sheets as at 30 June 2003 and 2002.................................................   F-6

       Consolidated Statements of Cash Flows for the years ended 30 June 2003, 2002 and 2001...................   F-7

       Notes to the Consolidated Financial Statements..........................................................   F-8


                                ITEM 19. EXHIBITS

Index to exhibits

                                                                                                         Exhibit number in
                                                                                             Page    document incorporated by
                                                                                                             reference

1          Memorandum and Articles of Association(1)......................................                          3.1

2.1        Specimen Series A ordinary share certificate(1)................................                          4.1

2.2        Form of American Depositary Receipt(1).........................................                          4.3

4.1        Master Intercompany Agreement(1)...............................................                         10.1

4.2        Group Relief Agreement(1)......................................................                         10.2

4.3        Deposit agreement(1)...........................................................                          4.2

8          Subsidiaries...................................................................    E-1

12.1       Certification by the Chief Executive Officer pursuant to SEC Rule 13a-14(a) /
           15d-14(a), as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002
                                                                                              E-2

12.2       Certification by the Chief Financial Officer pursuant to SEC Rule 13a-14(a) /
           15d-14(a), as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002
                                                                                              E-3

13.1       Certification of the Chief Executive Officer pursuant to U.S.C section 1350,
           as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002...........    E-4

13.2       Certification of the Chief Financial Officer pursuant to U.S.C section 1350,
           as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002...........    E-5


(1) Incorporated by reference to the Registration Statement filed by NDS Group plc with the Securities and Exchange Commission on Form F-1 (File No. 333-11086) and declared effective on 22 November 1999.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

                                                   NDS Group plc





                                                  By /s/ CRK Medlock
                                                     ---------------------------
                                                         CRK Medlock
                                                         Chief Financial Officer


                                                  Date: 3 December 2003

                         Report of Independent Auditors

To: The Board of Directors
NDS Group plc

We have audited the accompanying consolidated balance sheets of NDS Group plc as of 30 June 2003 and 2002, and the related consolidated profit and loss accounts and consolidated statements of total recognised gains and losses, and cash flows for each of the two years in the period ended 30 June 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of NDS Technologies Israel Limited, a wholly-owned subsidiary, which statements reflect total assets of (pound)35 million and (pound)32 million as of 30 June 2003 and 2002, respectively, and total cost of sales of (pound)35 million and (pound)40 million and total administrative expenses - trading expenses of (pound)11 million and (pound)13 million for years ended 30 June 2003 and 2002, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for NDS Technologies Israel Limited, is based solely on the report of the other auditors.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NDS Group plc at 30 June 2003 and 2002, and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended 30 June 2003, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 31 of Notes to the Consolidated Financial Statements).


                                ERNST & YOUNG LLP

London, England
3 December 2003

                         Report of Independent Auditors

Auditor's Report to the Shareholders of
NDS Technologies Israel Limited

We have audited the balance sheets of NDS Technologies Israel Limited ("the Company") as at 30 June 2003 and 2002, and the related statements of income, changes in shareholder's equity and cash flows for each of the years then ended (not separately included herein). These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at 30 June 2003 and 2002 and the results of its operations, changes in shareholder's equity and cash flows for each of the years then ended in conformity with generally accepted accounting principles in Israel.

As explained in Note 1B1, the above mentioned financial statements are stated in US dollar values adjusted for the changes in the US dollar / New Israeli Shekels exchange rate, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

Somekh Chaikin
Certified Public Accountants (Isr.)

Jerusalem, Israel
8 August 2003

                         Report of Independent Auditors

The following report was issued by Arthur Andersen on 4 September 2001 to the shareholders of NDS Group plc and included in our Annual Report on Form 20-F in respect of the year ended 30 June 2001 which was filed with the US Securities and Exchange Commission on 17 December 2001. Arthur Andersen ceased trading on 31 August 2002 and hence it is not possible to obtain a re-signed opinion.


To the Shareholders of NDS Group plc:

We have audited the accompanying consolidated balance sheets of NDS Group plc as of 30 June 2001 and 2000 and the related consolidated profit and loss accounts and cash flow statements for each of the three years in the period ended 30 June 2001, all expressed in pounds sterling and prepared on the basis set out in Note 1 to the consolidated financial statements. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above give a true and fair view of the state of affairs of NDS Group plc at 30 June 2001 and 30 June 2000 and the consolidated results of its operations and cash flows for each of the three years in the period ended 30 June 2001, in conformity with generally accepted accounting principles in the UK.

Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in the United Kingdom, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a reconciliation of consolidated profit for the financial year and total shareholders' funds to United States generally accepted accounting principles is set out in Note 29.




Arthur Andersen

London, England

4 September 2001


                                  NDS Group plc

                      Consolidated Profit and Loss Accounts

                                                         Notes         Year ended          Year ended          Year ended
                                                                     30 June 2003        30 June 2002        30 June 2001
                                                                      (pound)'000         (pound)'000         (pound)'000

Turnover                                                   2            237,237              240,788            215,628

Cost of sales                                                           (94,467)             (83,107)           (76,676)
                                                                  ----------------     ---------------     ---------------
Gross profit                                                            142,770              157,681            138,952

Administrative expenses - trading expenses                 3            (92,091)            (103,810)           (95,182)
                                                                  ----------------     ---------------     ---------------
                                                                         50,679               53,871             43,770
Administrative expenses - amortisation of intangible
fixed assets                                             3, 10           (9,602)              (7,350)            (4,590)
Exceptional administrative expenses                        3             (4,274)              (3,826)                 -
                                                                  ----------------     ---------------     ---------------
Operating profit                                                         36,803               42,695             39,180

Share of associate's operating (loss) profit, net of
goodwill amortisation                                      4               (220)                  21                  5
Loss on disposal of associate                              4                (60)                   -                  -
                                                                  ----------------     ---------------     ---------------
Profit on ordinary activities before interest                            36,523               42,716             39,185

Net interest income                                        5              2,887                2,513              2,098
                                                                  ----------------     ---------------     ---------------
Profit on ordinary activities before taxation              6             39,410               45,229             41,283

Taxation                                                   7            (13,472)             (14,551)           (12,154)
                                                                  ----------------     ---------------     ---------------
Profit on ordinary activities after taxation                             25,938               30,678             29,129

Equity minority interests                                  18               102                    -                  -
                                                                  ----------------     ---------------     ---------------
Profit for the year attributable to members of the
parent company                                                           26,040               30,678             29,129
                                                                  ----------------     ---------------     ---------------


Earnings per share                                         8

Basic earnings per share                                                   48.4p                57.5p               55.1p
Diluted earnings per share                                                 48.0p                56.1p               52.8p

Adjusted basic earnings per share                                          71.0p                76.2p               63.8p
Adjusted diluted earnings per share                                        70.5p                74.3p               61.1p
                                                                  ----------------     ---------------     ---------------

The statement of movement in reserves and the reconciliation of movements in shareholders' funds are provided in Notes 20 and 21, respectively.

A summary of the significant adjustments to profit attributable to shareholders (net income) that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set out in Note 31.

The accompanying notes form an integral part of these consolidated profit and loss accounts.



                                  NDS Group plc

          Consolidated Statements of Total Recognised Gains and Losses

                                                                       Year ended          Year ended          Year ended
                                                                     30 June 2003        30 June 2002        30 June 2001
                                                                      (pound)'000         (pound)'000         (pound)'000

Profit for the year, excluding share of profits of
associate                                                                 26,185               30,605              29,121
Share of associate's profit (loss) for the year                             (145)                  73                   8
                                                                  ----------------     ---------------     ---------------
Consolidated profit for the year                                          26,040               30,678              29,129
Gain (loss) on foreign exchange translation                               (3,617)              (2,338)              1,397
                                                                  ----------------     ---------------     ---------------
Total recognised gains relating to the year                               22,423               28,340              30,526
                                                                  ----------------     ---------------     ---------------



The statement of comprehensive income required under United States generally accepted accounting principles is set out in Note 31.

The accompanying notes form an integral part of these consolidated statements of total recognised gains and losses.


                                  NDS Group plc

                           Consolidated Balance Sheets

                                                             Notes           30 June 2003          30 June 2002
                                                                              (pound)'000           (pound)'000
Fixed assets
Investments                                                    9                       -                 2,337
Intangible fixed assets                                        10                 64,049                76,492
Tangible fixed assets                                          11                 14,697                17,694
                                                                        ------------------    ------------------
                                                                                  78,746                96,523
                                                                        ------------------    ------------------

Current assets
Investments                                                    9                       -                   500
Stocks                                                         12                  7,617                37,065
Deferred tax asset                                             7                   4,273                 3,951
Debtors                                                        13                 36,115                47,949
Cash                                                           14                121,520                98,502
                                                                        ------------------    ------------------
                                                                                 169,525               187,967
Creditors
Amounts falling due within one year                            15                (54,081)              (95,546)

                                                                        ------------------    ------------------
Net current assets                                                               115,444                92,421
                                                                        ------------------    ------------------

Total assets less current liabilities                                            194,190               188,944

Creditors
Amounts falling due after one year                             16                 (1,533)               (1,445)

Provision for liabilities and charges                          17                 (6,328)              (23,691)
                                                                        ------------------    ------------------
                                                                                 186,329               163,808
Equity minority interests                                                            (58)                    -

                                                                        ------------------    ------------------
Net assets                                                                       186,271               163,808
                                                                        ------------------    ------------------


Equity capital and reserves
Equity share capital                                           19                    339                   337
Share premium                                                  20                127,777               127,777
Merger reserve                                                 20                 49,816                35,485
Shares to be issued                                            20                      -                14,333
Profit and loss account                                        20               (166,926)             (189,389)
Capital contribution                                           20                133,265               133,265
                                                                        ------------------    ------------------
Total equity shareholders' funds                                                 144,271               121,808

Non-equity share capital                                       19                 42,000                42,000

                                                                        ------------------    ------------------
Total shareholders' funds                                                        186,271               163,808
                                                                        ------------------    ------------------



A summary of the significant adjustments to shareholders' funds that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set out in Note 31.

The accompanying notes form an integral part of these consolidated balance sheets.

                                  NDS Group plc

                      Consolidated Statements of Cash Flows

                                                          Notes        Year ended          Year ended          Year ended
                                                                     30 June 2003        30 June 2002        30 June 2001
                                                                      (pound)'000         (pound)'000         (pound)'000

Net cash inflow from operating activities                   22            44,797               67,916              53,967

Returns on investments and servicing of finance             23             2,922                2,565               2,098
Taxation                                                    23           (14,591)             (13,075)             (9,170)
Capital expenditure and financial investment                23            (5,175)              (6,417)            (11,187)
Acquisitions and disposals                                  23             1,671               (6,561)            (13,852)

                                                                  ----------------     ---------------     ---------------
Cash inflow before management of liquid resources and
financing                                                                 29,624               44,428              21,856

Management of liquid resources                                           (25,637)             (62,482)                  -
Financing                                                   23               526                  525               7,344

                                                                  ----------------     ---------------     ---------------
Increase (decrease) in cash                                 24             4,513              (17,529)             29,200
                                                                  ----------------     ---------------     ---------------


The significant differences between the statements of cash flows above and those required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom are set out in Note 31.

The accompanying notes form an integral part of these consolidated statements of cash flows.

                                  NDS Group plc

                 Notes to the Consolidated Financial Statements

1.   Accounting policies and principal activity

     NDS Group plc (the "Company") is incorporated in Great Britain. The Company, together with its subsidiaries ("NDS" or the "Group"), is engaged in the business of providing conditional access, broadcast control, interactive software, systems and other services to pay-TV broadcasters and content providers.

     The principal accounting policies, all of which have been applied consistently throughout the year and the preceding periods, are summarised below.

a)   Basis of accounting

     The financial statements have been prepared under the historical cost convention and in accordance with applicable UK financial reporting and accounting standards.

     These financial statements do not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain (the "Act"). Statutory accounts for each of the three years in the period ended 30 June 2003 have been delivered to the Registrar of Companies in England and Wales. The auditors' reports on those accounts were unqualified and did not contain a statement under section 237(2) or 237(3) of the Act.

b)   Basis of consolidation

     The financial statements consolidate the accounts of the Company and all its subsidiary undertakings, drawn up to 30 June each year. All intercompany transactions and balances have been eliminated on consolidation. The results and cash flows of subsidiaries or businesses acquired or sold are consolidated for the periods from or to the date on which control passed to or from the Group. Entities, other than subsidiary undertakings, in which the Group has a participating interest and over whose operating and financial policies NDS exercises a significant influence are treated as associates and accounted for using the equity method.

     The Company has taken advantage of section 131 of the Companies Act 1985 to apply merger relief in respect of shares issued in connection with the acquisition of the share capital of Orbis Technology Limited ("Orbis"). The difference between the fair value and the nominal value of shares issued has been credited to a merger reserve.

     The Company's ultimate controlling party is The News Corporation Limited, which taken together with its subsidiary and associated undertakings is referred to herein as "The News Corporation Group".

c)   Goodwill

     Goodwill arising on the acquisition of subsidiary undertakings or businesses represents the excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired. Goodwill is capitalised and amortised on a straight-line basis over its useful economic life. Provision is made for any impairment. The useful life of goodwill is considered by the Directors on a case by case basis. The Directors' estimates of the periods over which benefits will accrue to the Group in respect of goodwill have ranged from 7 to 20 years.

     During the year adjustments have been made to the value of goodwill arising, and the consideration paid, in respect of the acquisition of Visionik A/S ("Visionik") which occurred on 31 May 2002. Details of the adjustments are given in Note 9b.

d)   Intellectual property rights

     Intellectual property rights purchased by the Group are included at cost as intangible fixed assets and depreciated on a straight-line basis over their useful economic lives. Provision is made for any impairment. The useful lives of these assets is considered by the Directors on a case by case basis and on the case of assets acquired to date by the Group, they have estimated the period over which benefits will accrue to the Group to be three years.

e)   Fixed asset investments

     Fixed asset investments are stated at cost less any provision for impairment. Income from investments is included in the profit and loss account only if received, or declared and receivable.

f)   Associates

     In the consolidated financial statements, investments in associates are accounted for using the equity method. The consolidated profit and loss account includes the Group's share of associates' profits less losses while the Group's share of the net assets of the associates is shown in the consolidated balance sheet. Goodwill arising on the acquisition of associates is accounted for in accordance with the policy set out above. Any unamortised balance of goodwill is included in the carrying value of the investment in associates.

g)   Research and development

     Research and development expenditure is written off to the profit and loss account as incurred.

h)   Tangible fixed assets and depreciation

     Tangible fixed assets are stated at cost net of depreciation and any provision for impairment. They are depreciated on a straight-line basis over their expected useful economic lives or anticipated length of use by NDS. The useful lives are as follows:

     Leasehold improvements: Over lesser of useful life or period of lease. Equipment and furniture: two to five years.

i)   Stocks and work-in-progress

     Stocks and work-in-progress are valued at the lower of cost (calculated on a first in, first out basis) and net realisable value. Cost represents purchase price and, in respect of manufactured or processed items, includes an appropriate proportion of production overheads. Net realisable value is based on estimated selling price, less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow-moving or defective items where appropriate. Where stock is to be used to satisfy a liability incurred under subscriber fee arrangements (see Note 1m under subscriber fees), the stock is held at cost and the liability is measured by reference to that cost.

     Contract work-in-progress represents the cost of bought-in goods and services and the direct labour cost of work undertaken for customer contracts, where such costs can be clearly related to development and integration work for which the associated revenue has not been recognised.

j)   Debtors

     Debtors are recognised at the amounts due to NDS, net of any provision for doubtful debts.

k)   Foreign currency

     The reporting currency and functional currency of NDS Group plc is UK pounds sterling. The functional currency of each of the subsidiaries of NDS Group plc is the local currency of the country in which each subsidiary is located, except in the case of the subsidiaries operating in Israel, where the functional currency is the US dollar.

     Normal trading activities denominated in foreign currencies are recorded in the functional currency of the relevant company at actual exchange rates as at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end with any resulting gain or loss being recorded in the profit and loss account.

     The results and cash flows of overseas operations are translated into sterling at the average rates of exchange during the period and their balance sheets at the rates prevailing at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through reserves.

l)   Taxation

     Corporation tax and its overseas equivalents is provided on the taxable profits for the year at the rate prevailing during the year.

     Full provision is made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition for tax purposes, measured using tax rates that have been enacted or substantially enacted. Deferred tax assets and liabilities are not discounted to reflect the time value of money. The recoverability of deferred tax assets is considered and a provision is made if it is considered more likely than not that the asset will not be recoverable. No deferred tax is recorded in respect of tax that would be payable on the remittance by way of dividend of the past earnings of overseas subsidiaries until such time as the remittance becomes binding on the subsidiary.

m)   Turnover

     Turnover represents amounts receivable by the Group for goods and services provided in the ordinary course of business, net of trade discounts, value added tax and other sales-related taxes.

     NDS derives revenues from the provision of conditional access, broadcast control, interactive software, systems and other services to pay-TV broadcasters and content providers. Conditional access systems enable such customers to manage and control the distribution of programmes and information and to protect such content from signal theft. Other software and systems provide broadcasters and content providers with additional functionality and enable them to offer additional services. The Group's systems include software that is installed at the broadcasters' facilities as well as software and smart cards in set-top boxes, digital televisions and PCs. The Group's business gives rise to a number of revenue streams for which accounting policies are applied as follows:

     Smart cards

     Smart cards are sold to the broadcaster for distribution to and use by their subscribers. The revenues derived from these sales are recognised upon delivery of the cards in accordance with the customers' instructions. Appropriate provision is made for warranty and similar arrangements agreed with customers.

     Subscriber fees

     For some contracts, NDS receives fees from broadcasters for the maintenance of security of conditional access systems for a specified duration which is typically between 18 and 40 months. Fees are received over the duration of the agreed service period and are related to the number of subscribers that the broadcasters have. These revenues are recognised in the period in which the security services are performed. The extent of services provided to maintain the security of the conditional access systems will vary between customers and, on occasion, may include the supply of smart cards for no extra charge to the broadcasters at a future date in order to replace a population of smart cards to maintain their security. This is an integral part of the wider security maintenance activities and the subscriber fees continue to be recognised as the services are performed.

     Costs associated with such arrangements include, therefore, the production of replacement smart cards to be provided. In these circumstances, a provision is made in the financial statements, which relates the total anticipated costs of providing replacement smart cards to the subscriber fees recognised to date. The proportion of revenues recognised to date as compared with total security fees expected over the duration of the maintenance agreement is applied to the total anticipated costs in order to calculate the provision required as at each balance sheet date. Movement in the provision is included within the profit and loss account as part of cost of sales. Amounts provided for as at each balance sheet date are included in provisions for liabilities and charges. The provision is utilised by the supply of smart cards from stock. The liability is not extinguished until the necessary cards have been supplied. Accordingly, it is appropriate to recognise separate assets and liabilities until that event occurs.

     Development, integration and installation contracts

     Contracts for development, integration and installation work are undertaken for customers on the basis of time and materials or according to fixed price terms, or a combination of the two. The duration of such contracts has varied from a few weeks to approximately two years. Turnover for contracts negotiated on a time and materials basis is recognised as costs are incurred. Where there is uncertainty as to the scope of work or the fee payable, revenue is deferred until any uncertainties are resolved. For fixed price contracts involving significant adaptation of software, turnover and profit are recognised according to the proportion of the estimated contract value completed, ascertained by reference to percentage of technical completion, having regard to any customer acceptance provisions in the contract. Where a contract has not sufficiently progressed for the outcome to be seen with reasonable certainty, but no loss is expected, then revenue is deferred until any uncertainties are resolved. All losses are recognised as soon as incurred or reasonably foreseen. Total contract turnover and profitability to date are reviewed periodically and the cumulative effects of changes are recognised in the period in which they are identified. Revenue from the supply of hardware and other items procured from third party suppliers, which are an integral part of an overall system, is recognised once customer acceptance is achieved, where this is a critical element of the contractual arrangements with the customer.

     Licence fees and royalties

     Licence fee income is recognised when the software is delivered to the customer unless the supply is closely linked to customisation, integration and installation work, in which case revenue recognition is deferred until customer acceptance has occurred.

     Royalty income is typically receivable on the basis of the number of units manufactured or deployed by a licensee. Such income is recognised when it is fixed or determinable.

     Support and maintenance

     Support and maintenance income is recognised over the term of the contract.

     Contingent income

     Revenue which is dependent on the number of subscribers or is contingent upon the occurrence of specified events is recognised when the amount has become fixed or determinable.

n)   Pension costs

     NDS makes contributions for the benefit of employees to defined contribution schemes. The amount charged to the profit and loss account in respect of pension costs is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown either as accruals or as prepayments in the balance sheet.

     Certain current and former US employees are members of a defined benefit pension scheme operated for the benefit of certain US employees of subsidiaries of The News Corporation Limited. As such it is a multi-employer defined benefit scheme and the amounts charged to the profit and loss account in respect of pension costs is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown either as accruals or as prepayments in the balance sheet.

     NDS also has certain liabilities to a small number of current and former employees who are members of a UK defined benefit pension scheme. The amount charged to the profit and loss account in respect of this scheme is the estimated regular cost of providing the benefits accrued in the year, adjusted to reflect variations from that cost. The regular cost is calculated so that it represents a substantially level percentage of current and future payroll. Variations from regular cost are charged or credited to the profit and loss account as a constant percentage of payroll over the estimated average remaining working life of scheme members. The scheme is funded, with the assets of the scheme held separately from those of the Group, in a separate trustee administered fund. Differences between amounts charged to the profit and loss account and amounts funded are shown as either provisions or prepayments in the balance sheet.

     NDS has adopted the transitional provisions of FRS17: "Retirement benefits". The disclosure required by this standard is provided in Note 27.

o)   Government grants

     NDS receives grants towards the cost of certain capital expenditure. Such grants are treated as deferred income and released to the profit and loss account over the expected useful lives of the assets concerned.

p)   National Insurance on share options and similar items

     UK law levies Employer's National Insurance contributions on the gains made by employees upon exercise of options issued under certain unapproved share option schemes. The charge applies to options granted after 5 April 1999. Similarly, a charge to Employer's National Insurance arises when vested assets held by an employee benefit trust are distributed. Provision is made over the vesting period, based on the prevailing National Insurance rate and the market value of the underlying assets as at the balance sheet date.

q)   Leases

     Amounts payable under operating leases, net of any incentives, are charged on a straight-line basis over the lease or licence term.

r)   Licence agreements

     NDS has the right to use certain intellectual property under various licence agreements. Royalties payable under these licence agreements are typically calculated as a percentage of relevant revenues and are charged in the profit and loss account to match with the recognition of those revenues.

s)   Use of estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2.   Segment information

a)   Business segment

     NDS has a single business segment, being the provision of conditional access, broadcast control, interactive software, systems and other services to pay-TV broadcasters and content providers. The segment has associated with it a number of revenue streams. The accounting policies of the segment are those described in Note 1. All revenues, costs, cash flows, assets and liabilities relate to the continuing operations of the Group.

b)   Geographical destination

     Turnover may be analysed by geographical destination as follows:

                                                                  Year ended          Year ended          Year ended
                                                                30 June 2003        30 June 2002        30 June 2001
                                                                 (pound)'000         (pound)'000         (pound)'000

    UK                                                               74,892              71,654              62,139
    Europe and the Middle East                                       17,463              20,981              16,393
    USA                                                             110,584              98,793              70,267
    Latin America                                                    14,538              24,521              57,191
    Asia-Pacific                                                     19,760              24,839               9,638
                                                             ----------------    ----------------    ----------------
                                                                    237,237             240,788             215,628
                                                             ----------------    ----------------    ----------------

c)   Geographical origin

     The Group's principal operations are situated in the UK, the US and Israel. Operations in other jurisdictions are immaterial and have been aggregated within the UK operations. Israel operations have no third party turnover and recharge their costs to the UK.

    Turnover
                                                                  Year ended           Year ended          Year ended
                                                                30 June 2003         30 June 2002        30 June 2001
                                                                 (pound)'000          (pound)'000         (pound)'000

    UK                                                              157,474              182,719             154,412
    USA                                                              79,763               58,069              61,216
    Israel                                                                -                    -                   -
                                                             ----------------     ----------------    ----------------
                                                                    237,237              240,788             215,628
                                                             ----------------     ----------------    ----------------

    Profit (loss) on ordinary activities before taxation
                                                                  Year ended           Year ended          Year ended
                                                                30 June 2003         30 June 2002        30 June 2001
                                                                 (pound)'000          (pound)'000         (pound)'000

    UK                                                               36,404               43,632              41,383
    USA                                                               3,006                1,597                (100)
    Israel                                                                -                    -                   -
                                                             ----------------     ----------------    ----------------
                                                                     39,410               45,229              41,283
                                                             ----------------     ----------------    ----------------

    Capital expenditure, depreciation and amortisation
                                                                  Year ended           Year ended          Year ended
                                                                30 June 2003         30 June 2002        30 June 2001
                                                                 (pound)'000          (pound)'000         (pound)'000
    Capital expenditure
    Fixed assets acquired as part of a business
    combination and adjustments thereto
    UK                                                               (3,189)              16,757              55,849
    USA                                                                   -                    -                   -
    Israel                                                                -                    -                   -
                                                             ----------------     ----------------    ----------------
                                                                     (3,189)              16,757              55,849
                                                             ----------------     ----------------    ----------------
    Other capital expenditure
    UK                                                                4,445                3,761               4,939
    USA                                                                 228                  405               1,660
    Israel                                                            1,929                3,570               4,439
                                                             ----------------     ----------------    ----------------
                                                                      6,602                7,736              11,038



                                                                  Year ended           Year ended          Year ended
                                                                30 June 2003         30 June 2002        30 June 2001
                                                                 (pound)'000          (pound)'000         (pound)'000

    Total capital expenditure
    UK                                                                1,256               20,518              60,788
    USA                                                                 228                  405               1,660
    Israel                                                            1,929                3,570               4,439
                                                             ----------------     ----------------    ----------------
                                                                      3,413               24,493              66,887
                                                             ----------------     ----------------    ----------------
    Depreciation and amortisation
    UK                                                               13,459               11,586               7,505
    USA                                                                 853                1,188               1,145
    Israel                                                            3,504                4,030               4,473
                                                             ----------------     ----------------    ----------------
                                                                     17,816               16,804              13,123
                                                             ----------------     ----------------    ----------------

    Assets
                                                             30 June 2003           30 June 2002          30 June 2001
                                                              (pound)'000            (pound)'000           (pound)'000

    Intangible fixed assets
    UK                                                            64,049                 76,492                67,127
    USA                                                                -                      -                     -
    Israel                                                             -                      -                     -
                                                        ------------------     ------------------ -- ------------------
                                                                  64,049                 76,492                67,127
                                                        ------------------     ------------------ -- ------------------
    Other fixed assets
    UK                                                             7,409                  9,858                 9,693
    USA                                                              845                  1,560                 2,834
    Israel                                                         6,443                  8,613                10,010
                                                        ------------------     ------------------ -- ------------------
                                                                  14,697                 20,031                22,537
                                                        ------------------     ------------------ -- ------------------
    Total fixed assets
    UK                                                            71,458                 86,350                76,820
    USA                                                              845                  1,560                 2,834
    Israel                                                         6,443                  8,613                10,010
                                                        ------------------     ------------------ -- ------------------
                                                                  78,746                 96,523                89,664
                                                        ------------------     ------------------ -- ------------------
    Other net assets (liabilities)
    UK                                                            81,210                 49,049                26,059
    USA                                                            3,834                    739                (2,079)
    Israel                                                        22,481                 17,497                12,222
                                                        ------------------     ------------------ -- ------------------
                                                                 107,525                 67,285                36,202
                                                        ------------------     ------------------ -- ------------------
    Net assets
    UK                                                           152,668                135,399               102,879
    USA                                                            4,679                  2,299                   755
    Israel                                                        28,924                 26,110                22,232
                                                        ------------------     ------------------ -- ------------------
                                                                 186,271                163,808               125,866
                                                        ------------------     ------------------ -- ------------------

d)   Principal customers

     Substantial revenues are derived from businesses in which The News Corporation Group has an equity interest. Turnover from related parties is disclosed in Note 28a. There is one principal third party customer (defined as a customer accounting for greater than 10% of total turnover), DIRECTV, Inc. which generated turnover of (pound)89.4 million (2002: (pound)69.4 million; 2001: (pound)57.4 million).

e)   Acquisitions

     The revenues and expenses contributed by Visionik in the year ended 30 June 2002 (the year of acquisition) were not material. Its revenues and costs in periods prior to the acquisition were immaterial in the context of the Group's financial statements. In the year ended 30 June 2001 (the year of acquisition), Orbis contributed revenues of (pound)5,772,000, cost of sales of (pound)372,000 and administrative expenses of (pound)5,209,000.

3.   Administrative expenses

a)   Trading expenses
     Trading expenses comprise:

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2003        30 June 2002         30 June 2001
                                                                   (pound)'000         (pound)'000          (pound)'000

    Sales and marketing                                                14,208              15,876               14,417
    Research and development                                           61,294              68,738               65,164
    General and administration                                         17,719              17,793               17,289
    Foreign exchange losses (gains)                                    (1,130)              1,403               (1,688)
                                                               ----------------    ----------------     ----------------
                                                                       92,091             103,810               95,182
                                                               ----------------    ----------------     ----------------

b)  Amortisation of intangible fixed assets
    Amortisation of intangible fixed assets comprise:

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2003        30 June 2002         30 June 2001
                                                                   (pound)'000         (pound)'000          (pound)'000

    Amortisation of goodwill                                            7,845               7,109                4,590
    Amortisation of intellectual property rights                        1,891                 241                    -
                                                               ----------------    ----------------     ----------------
                                                                        9,736               7,350                4,590
    Less amounts charged in cost of sales                                (134)                  -                    -
                                                               ----------------    ----------------     ----------------
    Amortisation of intangible fixed assets acquired as
    part of a business combination                                      9,602               7,350                4,590
                                                               ----------------    ----------------     ----------------

c)  Exceptional costs
    Exceptional costs comprise:

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2003        30 June 2002         30 June 2001
                                                                   (pound)'000         (pound)'000          (pound)'000

    Legal costs                                                         3,809               1,558                    -
    Onerous leases and related costs                                        -               2,268                    -
    Write-off of fixed asset investments                                  465                   -                    -
                                                               ----------------    ----------------     ----------------
                                                                        4,274               3,826                    -
                                                               ----------------    ----------------     ----------------

     Legal costs
     See Note 26c.

     Onerous leases

     As part of a review of NDS worldwide operations carried out in 2002, it was decided to close and dispose of a number of premises. The costs of closure included an estimate of rental and related payments which NDS is obliged to pay until the end of the relevant lease periods (net of an estimate of amounts recoverable from third parties), the write-off of leasehold improvements and surplus property and other payments to terminate contracts.

     Write-off of fixed assets investments

     NDS held an investment in a venture capital fund. Following discussions with the fund manager, it became apparent that there was little prospect of realising value in the foreseeable future. Accordingly the investment has been written off.



d)  Total administrative expenses
    Total administrative expenses may be summarised as:
                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2003        30 June 2002         30 June 2001
                                                                   (pound)'000         (pound)'000          (pound)'000

    Sales and marketing                                                14,208              15,876               14,417
    Research and development                                           61,294              68,738               65,164
    General and administration                                         30,465              30,372               20,191
                                                               ----------------    ----------------     ----------------
    Total administrative expenses                                     105,967             114,986               99,772
                                                               ----------------    ----------------     ----------------


4.  Associate

a)  Share of associate's operating profit
                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2003        30 June 2002         30 June 2001
                                                                   (pound)'000         (pound)'000          (pound)'000

    Share of operating profit (loss)                                     (220)                141                   11
    Amortisation of goodwill                                                -                (120)                  (6)
                                                               ----------------    ----------------     ----------------
                                                                         (220)                 21                    5
                                                               ----------------    ----------------     ----------------

b)   Loss on disposal of associate

     A subsidiary of the Company owned 40% of the share capital of ADSR Limited ("ADSR"), a company incorporated in Great Britain whose business was the provision of services connected with electronic chip design and security. The Directors considered that NDS exercised significant influence over, but not control of, the management of ADSR and accordingly regarded ADSR as an associated undertaking. During the year ended 30 June 2003, the arrangements with ADSR were terminated. NDS purchased certain specialist equipment and facilities from ADSR and received repayment of loan finance advanced to ADSR. The shares were then sold for a nominal sum, realising a loss of (pound)60,000.


5. Net interest income

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2003        30 June 2002         30 June 2001
                                                                   (pound)'000         (pound)'000          (pound)'000

    Net interest receivable from (payable to) The News
    Corporation Group (see Note 28b)                                        -                   -                1,839
    Interest payable on Series A Loan Notes                                 -                (529)                (429)
    Other interest receivable                                           2,930               3,047                  705
    Other interest payable                                                (43)                 (7)                 (18)
                                                               ----------------    ----------------     ----------------
                                                                        2,887               2,511                2,097
    Share of associate's interest income                                    -                   2                    1
                                                               ----------------    ----------------     ----------------
                                                                        2,887               2,513                2,098
                                                               ----------------    ----------------
                                                                                                        ----------------

    Total interest receivable                                           2,930               3,049                2,545
    Total interest payable                                                (43)               (536)                (447)
                                                               ----------------    ----------------     ----------------
                                                                        2,887               2,513                2,098
                                                               ----------------    ----------------     ----------------

    The Series A Loan Notes ("the Notes") were issued by the Company in connection with the acquisition of Orbis. Interest was payable on the Notes on 15 December and 15 June each year. The Notes bore interest at a rate of
    52.5 basis points below the quoted London Interbank rate for each six-month period, which the Directors considered to be a market rate for similar types of debt. The Notes were repaid in full on 15 June 2002. The effective annual rate of interest applied during the year ended 30 June 2002 was 3.797% (2001: 5.133%).

6.   Profit on ordinary activities before taxation

a)   Elements of operating expenses

     The profit on ordinary activities before taxation is stated after charging (crediting):

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2003        30 June 2002         30 June 2001
                                                                   (pound)'000         (pound)'000          (pound)'000


    Depreciation of tangible fixed assets                               8,080               9,454                8,533
    Amortisation of goodwill                                            7,845               7,109                4,590
    Amortisation of intellectual property rights                        1,891                 241                    -
    Primary auditors' remuneration:
             - Audit services                                             200                 186                  164
             - Non-audit services                                           4                   -                  270
    Secondary auditors' remuneration:
             - Audit services                                              19                  29                   31
             - Non-audit services                                          32                  39                   39
    Release of deferred capital government grants                        (644)               (879)                (485)
    Operating lease costs                                               6,882               6,547                4,767
                                                               ----------------    ----------------     ----------------

     Ernst & Young LLP have been the primary auditors since 23 April 2002; prior to that date, the primary auditors were Arthur Andersen. In the year ended 30 June 2002, audit fees of (pound)81,000 and non-audit fees of (pound)178,000 (mainly related to taxation matters) were paid to Arthur Andersen and charged to the profit and loss account for services provided up to the date of their resignation as auditors. In the year ended 30 June 2002, additional fees of (pound)48,000 were paid to Arthur Andersen in connection with the acquisition of Visionik (2001: (pound)90,000, incurred in connection with the acquisition of Orbis) and have been included as part of the cost of the investment.

b)   Staff costs

     The average monthly number of employees (including directors) was as follows:

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2003        30 June 2002         30 June 2001
                                                                        number              number               number

    Operations                                                            253                 228                  221
    Sales and marketing                                                   133                  92                   74
    Research and development                                              879                 841                  692
    General and administration                                             63                  65                   63
                                                               ----------------    ----------------     ----------------
                                                                        1,328               1,226                1,050
                                                               ----------------    ----------------     ----------------

    Their aggregate remuneration comprised:

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2003        30 June 2002         30 June 2001
                                                                   (pound)'000         (pound)'000          (pound)'000

    Wages, salaries and benefits                                       66,594              70,505               60,460
    Social security costs                                               2,687               1,830                1,798
    Other pension costs                                                 1,560               1,829                1,052
    Share-based compensation                                              361                 398                  230
                                                               ----------------    ----------------     ----------------
                                                                       71,202              74,562               63,540
                                                               ----------------    ----------------     ----------------


c)  Pension costs
    Pension costs comprise:
                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2003        30 June 2002         30 June 2001
                                                                   (pound)'000         (pound)'000          (pound)'000

    Defined contribution schemes                                        1,261               1,069                  789
    US multi-employer defined benefit scheme                              149                 129                  133
    UK defined benefit scheme                                             150                 631                  130
                                                               ----------------    ----------------     ----------------
                                                                        1,560               1,829                1,052
                                                               ----------------    ----------------     ----------------

     Most UK and US employees are eligible for membership of defined contribution schemes operated by The News Corporation Group. There were no pension contributions to the defined contribution schemes which were unpaid or prepaid as at 30 June 2003 or 30 June 2002.

     Approximately 100 US employees of the Group are members of News America Incorporated Employees' Pension and Retirement Plan which is operated for the benefit of certain US employees of subsidiaries of The News Corporation Limited. As such, and so far as it relates to NDS, it is a multi-employer defined benefit scheme. As at 31 December 2001, plans assets exceeded plan liabilities by approximately $100 million. It is not practical to determine the assets and liabilities of this scheme relating to the obligations of NDS to current and former employees. Accordingly, the amounts recorded in the profit and loss account are the contributions payable in the year. No contributions to this scheme were unpaid or prepaid as at 30 June 2003 or 30 June 2002.

     Further information about the UK defined benefit pension scheme is given in
     Note 27.


7.   Taxation

a)   Analysis of tax charge

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2003        30 June 2002         30 June 2001
                                                                   (pound)'000         (pound)'000          (pound)'000

    Current tax
    UK Corporation tax on profits for the year                         12,595              13,882               10,087
    Adjustments in respect of prior periods                               200                 435                 (357)
    Double tax relief                                                  (2,227)             (3,000)              (2,472)
                                                               ----------------    ----------------     ----------------
    UK current tax charge                                              10,568              11,317                7,258
    Overseas taxation on profits for the year                           3,437               4,234                3,986
    Adjustments to overseas taxation in respect of prior
    periods                                                              (121)                  -                    -
                                                               ----------------    ----------------     ----------------
    Group current tax charge                                           13,884              15,551               11,244
    Share of associate's tax charge (credit)                              (75)                 68                    4
                                                               ----------------    ----------------     ----------------
    Total current tax charge                                           13,809              15,619               11,248
                                                               ----------------    ----------------     ----------------

    Deferred tax
    Origination and reversal of timing differences                       (695)               (134)                 549
    Adjustments in respect of prior periods                               358                (934)                 357
                                                               ----------------    ----------------     ----------------
    Group deferred tax charge (credit)                                   (337)             (1,068)                 906
                                                               ----------------    ----------------     ----------------

    Total tax charge                                                   13,472              14,551               12,154
                                                               ----------------    ----------------     ----------------

b)   Factors affecting tax charge

     NDS is subject to taxation on the profits of its overseas subsidiaries. Substantially all such profits arise on transactions with UK Group companies. It is also subject to taxation on certain remittances from overseas customers, for which UK double taxation relief is substantially available. The tax rate differs from the statutory UK tax rate of 30% as a consequence of different overseas tax rates. Additionally, there are material differences between profits recognised in the financial statements of group companies and profits calculated for tax purposes. Certain charges, primarily goodwill amortisation, are disallowable for tax purposes and certain transactions involving employee share options give rise to deductible benefits for subsidiary undertakings. Other charges are recognised for tax purposes in periods different from those in which they are recognised in the financial statements. These latter timing differences give rise to deferred tax assets, the potential benefit of which is recognised unless the asset is not expected to be recovered.


    A reconciliation of the tax charge is as follows:

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2003        30 June 2002         30 June 2001
                                                                   (pound)'000         (pound)'000          (pound)'000

     Profit on ordinary activities before taxation                     39,410              45,229               41,283
     UK statutory tax rate                                              30.0%               30.0%                30.0%
                                                               ----------------    ----------------     ----------------
     Prima facie tax charge                                            11,823              13,569               12,385

     Effect of different tax rates on profits earned
     outside of the UK                                                 (1,300)               (966)                (856)
     Permanent differences:
     - Non-deductible goodwill                                          2,353               2,133                1,378
     - Other permanent differences                                       (258)                256                 (753)
     Losses for which no effective relief is available                    417                   -                    -
     Tax under- (over-) provided in prior years                           437                (441)                   -
                                                               ----------------    ----------------     ----------------
     Total tax charge                                                  13,472              14,551               12,154
                                                               ----------------    ----------------     ----------------

     Effective tax rate                                                 34.2%               32.2%                29.4%
                                                               ----------------    ----------------     ----------------

     Total tax charge, as above                                        13,472              14,551               12,154
     Add back:
     - Tax effect of timing differences                                   337               1,068                 (906)
     - Share of associate's tax credit (charge)                            75                 (68)                  (4)
                                                               ----------------    ----------------     ----------------
     Group current tax charge                                          13,884              15,551               11,244
                                                               ----------------    ----------------     ----------------


     As a consequence of the factors noted above, the future tax charge may differ from the statutory UK tax rate of 30%.

c)   Deferred tax
     Deferred tax assets relate to:

                                                                             30 June 2003          30 June 2002
                                                                              (pound)'000           (pound)'000

     Short-term timing differences on accrued expenses                             2,972                 2,946
     Long-term timing differences on fixed assets                                  1,301                 1,005
                                                                        ------------------    ------------------
                                                                                   4,273                 3,951
                                                                        ------------------    ------------------

     There were no provisions against the recoverability of deferred tax assets as at 30 June 2003 or 30 June 2002.

     The movement in deferred tax balances during the two years ended 30 June 2003 is as follows:

                                                                               Year ended            Year ended
                                                                             30 June 2003          30 June 2002
                                                                              (pound)'000           (pound)'000

    Beginning of year                                                              3,951                 2,899
    Origination and reversal of timing differences:
    - Fixed asset timing differences                                                 318                   329
    - Timing differences relating to accrued expenses                                377                  (195)
    - Transfer to current tax                                                       (358)                  934
    Foreign exchange movements                                                       (15)                  (16)
                                                                        ------------------    ------------------
    End of year                                                                    4,273                 3,951
                                                                        ------------------    ------------------

     The Group has losses arising from capital transactions in the UK and trading transactions in certain overseas territories with a potential tax benefit of (pound)417,000 (2002: (pound) nil). No deferred tax asset has been recognised in respect of these items because it cannot be foreseen with reasonable certainty that future profits will be generated against which these losses could be used.

8.  Earnings per share

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2003        30 June 2002         30 June 2001

    Basic earnings per share                                              48.4p               57.5p                55.1p
    Diluted earnings per share                                            48.0p               56.1p                52.8p

    Adjusted basic earnings per share                                     71.0p               76.2p                63.8p
    Adjusted diluted earnings per share                                   70.5p               74.3p                61.1p
                                                               ----------------    ----------------     ----------------


     Basic earnings per share is calculated as the profit attributable to equity shareholders divided by the weighted average number of shares in issue. Equity shareholders' interests may be diluted due to the existence of share options granted to employees (see Note 19c) and, in 2002 and 2001 by shares to be issued in connection with the acquisition of Orbis (see Note 9b). The dilutive effect of potential shares has been calculated in the manner prescribed by FRS 14: "Earnings per share".

     In addition to earnings per share calculated on the basis of net profit for the year, figures are also presented for earnings per share adjusted to eliminate the distortions caused by amortisation of intangible fixed assets acquired as part of a business combination and exceptional items, net of tax. A reconciliation of the profits used in the calculations is as follows:

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2003        30 June 2002         30 June 2001
                                                                   (pound)'000         (pound)'000          (pound)'000

    Net profit                                                         26,040              30,678               29,129
    Adjust for:
    - Amortisation of intangible fixed assets acquired a
    part of a business combination                                      9,602               7,350                4,590
    - Exceptional costs                                                 4,274               3,826                    -
    Tax effect of these items                                          (1,670)             (1,220)                   -
                                                               ----------------    ----------------     ----------------
                                                                       38,246              40,634               33,719
                                                               ----------------    ----------------     ----------------

    The weighted average numbers of shares used in the calculations are as follows:

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2003        30 June 2002         30 June 2001

    Weighted average number of shares in issue                     53,856,141          53,347,593           52,824,956

    Diluted weighted average number of shares                      54,267,114          54,659,952           55,197,631
                                                               ----------------    ----------------     ----------------




9.  Investments

a)  Group investments
                                                                             30 June 2003          30 June 2002
                                                                              (pound)'000           (pound)'000

    Fixed asset investments
    Associated undertaking                                                             -                   205
    Loans                                                                              -                 1,667
    Other investments                                                                  -                   465
                                                                        ------------------    ------------------
                                                                                       -                 2,337
                                                                        ------------------    ------------------

    Current asset investments
    Other investments                                                                  -                   500
                                                                        ------------------    ------------------

     Associated undertaking

     The investment in the associated undertaking is discussed in Note 4. The movement in the investment in the two years ended 30 June 2003 was:

                                                                            Year ended            Year ended
                                                                          30 June 2003          30 June 2002
                                                                           (pound)'000           (pound)'000

    Share of net assets
    Beginning of year                                                               205                   132
    Share of retained profit (loss) for the year                                   (145)                   73
    Disposal                                                                        (60)                    -
                                                                        ------------------    ------------------
    End of year                                                                       -                   205
                                                                        ------------------    ------------------

    Goodwill
    Beginning of year                                                                 -                   120
    Amortised during the year                                                         -                  (120)
                                                                        ------------------    ------------------
    End of year                                                                       -                     -
                                                                        ------------------    ------------------

    Net book value
    Beginning of year                                                               205                   252
                                                                        ------------------    ------------------
    End of year                                                                       -                   205
                                                                        ------------------    ------------------


     Loans

     NDS provided loan finance to ADSR to fund an initial programme of capital expenditure. The loan was interest free and was repaid during the year ended 30 June 2003. It was secured by way of a charge over the assets of ADSR. The movement in the loan in the two years ended 30 June 2003 was as follows:

                                                                            Year ended            Year ended
                                                                          30 June 2003          30 June 2002
                                                                           (pound)'000           (pound)'000

    Beginning of year                                                             1,667                   622
    Advances                                                                          -                 1,878
    Repayments                                                                   (1,667)                 (833)
                                                                        ------------------    ------------------
    End of year                                                                       -                 1,667
                                                                        ------------------    ------------------

    Other investments
                                                                               Year ended            Year ended
                                                                             30 June 2003          30 June 2002
                                                                              (pound)'000           (pound)'000
    Fixed asset investments
    Beginning of year                                                                465                   965
    Amounts written off                                                             (465)                    -
    Transfers to current assets                                                        -                  (500)
                                                                        ------------------    ------------------
    End of year                                                                        -                   465
                                                                        ------------------    ------------------

    Current asset investments
    Beginning of year                                                                  -                     -
    Transfers from fixed assets                                                      500                   500
    Disposals                                                                       (500)
                                                                        ------------------    ------------------
    End of year                                                                        -                   500
                                                                        ------------------    ------------------

     Other fixed asset investments of (pound)465,000 at 30 June 2002 comprised the cost of unlisted equity interests in a venture capital fund specialising in technology complementary to that developed by NDS. The investment was written off during the year (see Note 3c).

     Other current asset investments of (pound)500,000 at 30 June 2002 were sold during the year for their carrying value.

b)   Acquisition of Visionik

     During the year ended 30 June 2002, NDS entered into a series of agreements with Visionik A/S ("Visionik"), and its principal direct and indirect shareholders. These agreements culminated in NDS acquiring an economic interest amounting to control over Visionik from 31 May 2002. Visionik is a company incorporated in Denmark whose principal activity is the provision of interactive television applications.

     Under these agreements, NDS acquired all the intellectual property rights of Visionik and subscribed for new shares equivalent to approximately 51% of the enlarged equity capital of Visionik but having approximately 91% of the voting power. The agreements provide for payment of specified dividends to the minority shareholders and an obligation on NDS to procure the redemption of the minority shareholders for a price calculated by reference to the revenues and profitability of the business of Visionik for the two years ending 31 May 2004. The Directors consider that the substance of these agreements means that NDS acquired full ownership and control of Visionik with effect from 31 May 2002. Accordingly no minority interest is shown in these consolidated financial statements and a liability has been recognised for the expected fair value of the total amount to be paid.

     Following determination of the revenues and profitability of Visionik for the year ended 31 May 2003 and consideration of the budgets for the period ending 31 May 2004, the Directors concluded that it was unlikely that further amounts would become payable. Accordingly, the estimated fair value of the goodwill acquired was adjusted during the year ended 30 June 2003. A further adjustment to goodwill may be required if the revenues and profitability of Visionik for the year ending 31 May 2004 exceed certain thresholds, as this would trigger additional payments to the vendors.

     The Directors have undertaken an impairment review and a re-appraisal of the fair values of the assets acquired as at 30 June 2003 and, except for the adjustment to goodwill referred to above, have concluded that no further adjustments are required.

                                                                                           (pound)'000

    Goodwill, as estimated at 30 June 2002                                                     3,218
    Adjustment to goodwill made during the year ended 30 June 2003                            (3,189)

                                                                                   -------------------
    Estimate of goodwill as at 30 June 2003                                                       29
                                                                                   -------------------

     The contribution of Visionik to the revenues, costs and cash flows in the year ended 30 June 2002 is not material. The revenues, profits and assets of Visionik for the period prior to acquisition equate to less than 10% of the equivalent quantities of the pre-existing and enlarged NDS.

c)   Acquisition of Orbis

     On 1 December 2000 the Company acquired the entire share capital of Orbis Technology Limited ("Orbis"), a company incorporated in Great Britain whose principal activity is the provision of software and services for use as betting applications. The consideration payable was dependent on the revenues and profitability of Orbis in the two years ending 31 March 2002 and certain other factors and is payable in instalments. The amounts recognised as at 30 June 2001 were an estimate of the amounts expected to be paid, as adjusted after determining the actual revenues and profitability for the year ended 31 March 2001. Following determination of the revenues and profitability of Orbis for the year ended 31 March 2002, the Directors undertook an impairment review and a re-appraisal of the fair values of the assets acquired and consideration given. Accordingly, the following adjustment to the fair value of the goodwill acquired was made during the year ended 30 June 2002.

                                                                                           (pound)'000

    Goodwill, as originally estimated                                                         55,242
    Adjustment to goodwill                                                                     8,225
                                                                                    ------------------
    Total goodwill arising                                                                    63,467
                                                                                    ------------------

     The adjustment to goodwill was all payable by the issue of new Series A ordinary shares and its fair value was determined by reference to the quoted price of those shares as at the date of the original acquisition.

10.   Intangible fixed assets

     The movement in intangible fixed assets in the year ended 30 June 2003 was as follows:

                                                                           Intellectual
                                                       Goodwill            property rights            Total
                                                      (pound)'000          (pound)'000              (pound)'000

    Cost
    Beginning of year                                   94,234                   5,272                99,506
    Purchases                                                -                     482                   482
    Adjustment to Visionik acquisition                  (3,189)                      -                (3,189)
                                              -------------------     ------------------    ------------------
    End of year                                         91,045                   5,754                96,799
                                              -------------------     ------------------    ------------------

    Accumulated amortisation
    Beginning of year                                   22,773                     241                23,014
    Charge for the year                                  7,845                   1,891                 9,736
                                              -------------------     ------------------    ------------------
    End of year                                         30,618                   2,132                32,750
                                              -------------------     ------------------    ------------------

    Net book value
    Beginning of year                                   71,461                   5,031                76,492
                                              -------------------     ------------------    ------------------
    End of year                                         60,427                   3,622                64,049
                                              -------------------     ------------------    ------------------

     The movement in intangible fixed assets in the year ended 30 June 2002 was as follows:

                                                                          Intellectual
                                                      Goodwill            property rights          Total
                                                      (pound)'000         (pound)'000              (pound)'000
    Cost
    Beginning of year                                   82,791                       -                82,791
    Acquisition of Visionik                              3,218                   5,272                 8,490
    Adjustment to Orbis acquisition                      8,225                       -                 8,225
                                              -------------------     ------------------    ------------------
    End of year                                         94,234                   5,272                99,506
                                              -------------------     ------------------    ------------------

    Accumulated amortisation
    Beginning of year                                   15,664                       -                15,664
    Charge for the year                                  7,109                     241                 7,350
                                              -------------------     ------------------    ------------------
    End of year                                         22,773                     241                23,014
                                              -------------------     ------------------    ------------------

    Net book value
    Beginning of year                                   67,127                       -                67,127
                                              -------------------     ------------------    ------------------
    End of year                                         71,461                   5,031                76,492
                                              -------------------     ------------------    ------------------


11.  Tangible fixed assets

     The movement in tangible fixed assets in the year ended 30 June 2003 was as follows:

                                                 Leasehold              Equipment &
                                                 improvements           furniture              Total
                                                 (pound)'000            (pound)'000            (pound)'000
      Cost
      Beginning of year                               9,406                 47,516                56,922
      Additions                                         970                  5,150                 6,120
      Disposals                                         (5)                   (551)                 (556)
      Foreign exchange adjustment                      (489)                (2,796)               (3,285)
                                             --------------------    -------------------   -------------------
      End of year                                     9,882                 49,319                59,201
                                             --------------------    -------------------   -------------------

      Depreciation
      Beginning of year                               5,242                 33,986                39,228
      Charge for the year                             1,560                  6,520                 8,080
      Disposals                                          (5)                  (485)                 (490)
      Foreign exchange adjustment                      (397)                (1,917)               (2,314)
                                             --------------------    -------------------   -------------------
      End of year                                     6,400                 38,104                44,504
                                             --------------------    -------------------   -------------------

      Net Book Value
      Beginning of year                               4,164                 13,530                17,694
                                             --------------------    -------------------   -------------------
      End of year                                     3,482                 11,215                14,697
                                             --------------------    -------------------   -------------------

     The movement in tangible fixed assets in the year ended 30 June 2002 was as follows:

                                                 Leasehold               Equipment &
                                                 improvements            furniture              Total
                                                 (pound)'000             (pound)'000            (pound)'000
      Cost
      Beginning of year                               9,547                 49,379                58,926
      Acquisition of Visionik                             -                     42                    42
      Additions                                       1,754                  5,982                 7,736
      Disposals                                      (1,372)                (5,058)               (6,430)
      Foreign exchange adjustment                      (523)                (2,829)               (3,352)
                                             --------------------    -------------------   -------------------
      End of year                                     9,406                 47,516                56,922
                                             --------------------    -------------------   -------------------

      Depreciation
      Beginning of year                               4,575                 33,653                38,228
      Charge for the year                             2,130                  7,324                 9,454
      Disposals                                      (1,107)                (4,953)               (6,060)
      Foreign exchange adjustment                      (356)                (2,038)               (2,394)
                                             --------------------    -------------------   -------------------
      End of year                                     5,242                 33,986                39,228
                                             --------------------    -------------------   -------------------

      Net Book Value
      Beginning of year                               4,972                 15,726                20,698
                                             --------------------    -------------------   -------------------
      End of year                                     4,164                 13,530                17,694
                                             --------------------    -------------------   -------------------

12.  Stocks

                                                                             30 June 2003          30 June 2002
                                                                              (pound)'000           (pound)'000

    Smart cards and their components                                               6,308                32,870
    Contract work-in-progress                                                      1,309                 4,195
                                                                        ------------------    ------------------
                                                                                   7,617                37,065
                                                                        ------------------    ------------------

     Smart cards and their components are considered to be in the state of work-in-progress. There is no material difference between the balance sheet value of stock and its replacement cost.


13.  Debtors

     Amounts falling due within one year:

                                                                             30 June 2003          30 June 2002
                                                                              (pound)'000           (pound)'000

    Trade debtors                                                                 13,639                22,268
    Accrued income                                                                 4,322                 2,868
    Due from The News Corporation Group                                           13,126                17,380
    Corporate tax recoverable                                                        984                   540
    VAT                                                                              473                   171
    Other debtors                                                                    326                 1,654
    Prepaid expenses                                                               3,245                 3,068
                                                                        ------------------    ------------------
                                                                                  36,115                47,949
                                                                        ------------------    ------------------

     Trade debtors are stated net of a provision for doubtful debts of(pound)5,561,000 (2002: 4,648,000).

     Amounts due from The News Corporation Group arising out of trading transactions with related parties are non-interest bearing and are due under normal settlement terms.


14.  Cash

                                                                             30 June 2003          30 June 2002
                                                                              (pound)'000           (pound)'000

    Restricted cash deposits                                                           -                 5,034
    Short-term deposits                                                           88,103                62,482
    Freely available cash at bank and in hand                                     33,417                30,986
                                                                        ------------------    ------------------
                                                                                 121,520                98,502
                                                                        ------------------    ------------------

     Restricted cash deposits as at 30 June 2002 were amounts held in escrow to support amounts payable in respect of the acquisition of Visionik.

     Short-term deposits have maturities between 1 and 77 days.


15.  Creditors - Amounts falling due within one year

                                                                             30 June 2003          30 June 2002
                                                                              (pound)'000           (pound)'000

    Amounts due in respect of the acquisition of Visionik                            390                 5,159
    Trade creditors                                                                6,357                10,065
    Due to The News Corporation Group                                              1,579                 9,328
    Due to associated undertaking                                                      -                   140
    Corporate tax payable                                                          7,745                 7,946
    Payroll taxes and social security                                              1,604                 1,713
    VAT                                                                            1,950                   940
    Other creditors                                                                3,091                 2,911
    Customer deposits and deferred income                                         14,137                37,255
    Accrued expenses                                                              16,644                19,367
    Deferred government grants                                                       584                   722
                                                                        ------------------    ------------------
                                                                                  54,081                95,546
                                                                        ------------------    ------------------

16.  Creditors - Amounts falling due after one year

                                                                             30 June 2003          30 June 2002
                                                                              (pound)'000           (pound)'000

    Loan finance                                                                     366                     -
    Deferred government grants                                                     1,167                 1,445
                                                                        ------------------    ------------------
                                                                                   1,533                 1,445
                                                                        ------------------    ------------------

     Loan finance has been provided by the minority shareholder of a subsidiary company. The loan finance is interest free and is repayable in 24 monthly instalments commencing 15 May 2005.


17.  Provision for liabilities and charges

     The movement in provisions for liabilities and charges during the two years ended 30 June 2003 was as follows:

                                                                                         Employee
                                                         Contingent      Changeover      benefits      Onerous
                                                         consideration   provision       and taxes     leases      Total
                                                         (pound)'000     (pound)'000     (pound)'000   (pound)'000 (pound)'000

    As at 1 July 2001                                             -         12,571             835            -    13,406
    Acquisition of Visionik                                   2,895              -               -            -     2,895
    Charged (credited) to profit and loss account                 -          4,329           1,287        2,268     7,884
    Used                                                          -              -             (36)        (354)     (390)
    Foreign exchange movement                                     -              -             (93)         (11)     (104)
                                                    ----------------------------------------------------------------------
    As at 30 June 2002                                        2,895         16,900           1,993        1,903    23,691
    Adjustment to goodwill arising on acquisition
    of Visionik                                              (2,895)             -               -            -    (2,895)
    Charged (credited) to profit and loss account                 -          3,810            (604)       1,831     5,037
    Used                                                          -        (17,790)           (217)      (1,409)  (19,416)
    Foreign exchange movements                                    -              -             (79)         (10)      (89)
                                                    ----------------------------------------------------------------------
    As at 30 June 2003                                            -          2,920           1,093        2,315     6,328
                                                    ----------------------------------------------------------------------

     The contingent consideration is in respect of the acquisition of Visionik is explained in Note 9b. The basis for the estimate of the changeover provision is set out in Note 1m under the discussion of subscriber fees. The provision is expected to be utilised within the next four years. The provision for employee benefits and taxes relates to severance pay (see
     Note 26d), National Insurance (see Note 1p and Note 26g) and a UK defined benefit pension scheme (see Note 27). The provision for onerous leases is in respect of the matter referred to in Note 3c and is expected to be utilised over the next three years.


18.  Minority interests

     The movement in equity minority interests in a subsidiary undertaking is as follows:

                                                                             30 June 2003          30 June 2002
                                                                              (pound)'000           (pound)'000

     Beginning of year                                                                 -                     -
     Equity capital contributed by minority shareholder                              160                     -
     Share of losses attributable to minority shareholder                           (102)                    -
                                                                        ------------------    ------------------
     End of year                                                                      58                     -
                                                                        ------------------    ------------------

19.  Share capital and reserves

a)   Called-up equity share capital of the Company

                                                               30 June 2003         30 June 2002        30 June 2001
                                                                    US$'000              US$'000             US$'000
    Authorised:
    48,000,000 Series A ordinary shares of $0.01 each
                                                                        480                 480                  480
    52,000,000 Series B ordinary shares of $0.01 each
                                                                        520                 520                  520
                                                            ----------------    -----------------    ----------------
                                                                      1,000               1,000                1,000
                                                            ----------------    -----------------    ----------------


                                                                (pound)'000         (pound)'000          (pound)'000
    Allotted, issued and fully paid:
    11,983,681 (2002: 11,677,033; 2001: 11,243,400)
    Series A ordinary shares of $0.01 each                               75                  73                   70
    42,001,000 Series B ordinary shares of $0.01 each
                                                                        264                 264                  264
                                                            ----------------    -----------------    ----------------
                                                                        339                 337                  334
                                                            ----------------    -----------------    ----------------

     The two classes of ordinary shares entitle the holder to the same rights except that the Series A and Series B ordinary shares are entitled to one vote and ten votes per share respectively. The Series B ordinary shares may be converted by the shareholder into Series A ordinary shares, at the instigation of the shareholder at any time. Automatic conversion will occur if any sale, transfer or other disposal results in the cessation of the ultimate beneficial ownership of the Series B ordinary shares being retained by entities controlled by The News Corporation Group.

     During the year ended 30 June 2001, 295,470 Series A ordinary shares were issued on the exercise of options for net cash proceeds of (pound)1,670,000 and 408,804 Series A ordinary shares were issued in connection with the acquisition of Orbis at a fair value of (pound)18,487,000, being the fair value of the shares as at the date of acquisition. During the year ended 30 June 2002, 69,878 Series A ordinary shares were issued on the exercise of options for net cash proceeds of (pound)525,000. A further 363,755 Series A ordinary shares were issued in connection with the acquisition of Orbis at a fair value of (pound)17,000,000, being the fair value of the shares as at the date of acquisition. During the year ended 30 June 2002, 306,648 Series A ordinary shares with a fair value of (pound)14,333,000 were issued as the final instalment due in respect of the acquisition of Orbis.

b)   Non-equity share capital

                                                           30 June 2003           30 June 2002          30 June 2001
                                                           (pound)'000            (pound)'000           (pound)'000
    Authorised, issued and fully paid:
    42,000,002 Deferred Shares of(pound)1 each                42,000                 42,000                42,000
                                                      ------------------     ------------------    ------------------

     The Deferred Shares do not entitle the holders thereof to receive notice of, or attend or vote at, meetings of shareholders of the Company, or to receive dividends. Upon liquidation of the Company, the Deferred Shares entitle the holders to repayment of the capital paid up on those shares, but only after each holder of ordinary shares has received (i) the amount paid up on his shares and (ii) an additional sum of $1 million per share.

c)   Share options

     The Company has three executive share option schemes: The NDS 1997 Executive Share Option Scheme ("the 1997 scheme"), The NDS 1999 Executive Share Option Scheme ("the 1999 unapproved scheme") and The NDS UK Approved Share Option Scheme ("the 1999 approved scheme"). The provisions of each scheme are substantially the same, except that the 1999 approved scheme is approved by the UK Inland Revenue for the purposes of granting UK employees options over shares in the Company which are free from income tax in the hands of the employee under certain circumstances. Following the creation of the 1999 unapproved scheme, no further options will be granted under the 1997 scheme.

     The schemes provide for the grant of options to purchase Series A ordinary shares in NDS Group plc with a maximum term of 10 years. Options granted under the schemes vest over a four-year period. The schemes authorise options to be granted subject to a maximum of 10% of the ordinary shares of the Company in issue at the date of grant. Options granted prior to the Initial Public Offering were granted at the Directors' estimate of the market value of the Company, as supported by independent advice. Vested options became exercisable following the Initial Public Offering of the Series A ordinary shares on 22 November 1999. With the exception of the matter referred to below, all options granted on, and subsequent to, the Initial Public Offering have been granted at an exercise price equal to the quoted closing price of the Series A ordinary shares on the NASDAQ Exchange on the last trading day before the date of grant. On 5 September 2000, options over 10,000 shares were granted at an exercise price of $20 per share. The intrinsic value of these options as at the date of grant was (pound)362,000 (determined using the exchange rate as of the date of grant). This amount is being charged to the profit and loss account over the vesting period of the options and compensation cost of (pound)40,000 (2002: (pound)78,000; 2001: (pound)230,000) has been recorded in the year. No charge for compensation cost arises in respect of any other options granted under these schemes.

     In addition, NDS operates employee share ownership schemes in UK, Israel and USA. These enable employees to enter into a fixed-term savings contract with independent financial institutions linked to an option to subscribe for Series A ordinary shares in the Company. The option price is set at a discount of between 15% and 20% of the quoted closing price of the Series A ordinary shares on the NASDAQ Exchange on the last trading day before the announcement of the schemes. The UK scheme is approved as an SAYE scheme by the UK Inland Revenue; the schemes available to Israeli and US employees have equivalent terms. Accordingly, no charge for compensation costs arises in respect of options granted under these schemes.

     The option prices have been determined in US dollars because that is the denomination of the market in which the shares are most easily traded. The exchange rate as at 30 June 2003 was (pound)1=US$1.6638.

    The number and weighted average exercise prices of options are as follows:

                                                                          Number            Weighted average
                                                                                            exercise price

    Options outstanding, 1 July 2000                                     3,185,700                 $16.030
    Granted                                                                949,529                 $56.193
    Forfeited                                                              (86,816)                $25.394
    Exercised                                                             (295,470)                 $8.718
                                                                  ------------------
    Options outstanding, 30 June 2001                                    3,752,943                 $26.550
    Granted                                                              1,021,638                 $21.734
    Forfeited                                                             (199,135)                $37.308
    Exercised                                                              (69,878)                $10.660
                                                                  ------------------
    Options outstanding, 30 June 2002                                    4,505,568                 $25.229
    Granted                                                                960,927                  $7.601
    Cancelled                                                             (951,815)                $56.919
    Forfeited                                                             (306,771                 $24.833
    Exercised                                                                    -                   -
                                                                  ------------------
    Options outstanding, 30 June 2003                                    4,207,909                 $14.064
                                                                  ------------------

    Options vested, 30 June 2002                                         2,205,173                 $17.753
                                                                  ------------------
    Options vested, 30 June 2003                                         2,389,932                 $13.192
                                                                  ------------------



    Options outstanding as at 30 June 2003 expire as follows:

    Expiry date                                                             Number            Exercise price

    31 August 2004                                                         190,316                $8.096
    31 August 2004                                                          17,278                $8.600
    30 October 2004                                                          2,926               $34.500
    28 February 2006                                                       255,833                $8.096
    21 May 2007                                                            581,261                $8.140
    5 April 2008                                                           447,441                $8.140
    24 March 2009                                                          517,827                $9.850
    4 May 2009                                                               4,000                $9.850
    22 November 2009                                                       771,369               $20.000
    24 January 2010                                                         11,500               $43.000
    24 January 2010                                                         10,000               $20.000
    27 April 2010                                                           13,344               $56.875
    4 December 2010                                                         23,403               $60.000
    3 October 2011                                                         924,315               $21.900
    12 March 2012                                                           23,600               $16.950
    2 June 2012                                                              5,000               $11.400
    20 November 2012                                                       246,796                $6.500
    8 January 2013                                                         153,700                $7.530
    9 February 2013                                                          8,000                $7.490

                                                                  ------------------
                                                                         4,207,909
                                                                  ------------------


20.  Reserves

     Movements in the Group's reserves for the three years in the period ended 30 June 2003 are as follows:

                                       Share    Merger      Shares to           Capital   Profit and
                                      premium     reserve    be issued     contribution  loss account       Total
                                  (pound)'000 (pound)'000   (pound)'000     (pound)'000  (pound)'000  (pound)'000

    As at 1 July 2000                 120,726           -             -         133,265     (243,703)        10,288
    Profit for the financial year           -           -             -               -       29,129         29,129
    Issue of shares for cash            6,323           -             -               -       (4,656)         1,667
    Acquisition of Orbis               18,485           -        22,336               -            -         40,821
    Share options                           -           -             -               -          230            230
    Foreign exchange movement               -           -             -               -        1,397          1,397
                                  -----------------------------------------------------------------------------------
    As at 30 June 2001,               145,534           -        22,336         133,265     (217,603)        83,532
     as originally reported
    Prior year adjustment             (18,485)     18,485             -               -            -              -
                                  -----------------------------------------------------------------------------------
    As at 30 June 2001,               127,049      18,485        22,336         133,265     (217,603)        83,532
     as restated
    Profit for the financial year           -           -             -               -       30,678         30,678
    Issue of shares for cash              728           -             -               -         (204)           524
    Acquisition of Orbis                    -      17,000        (8,003)              -            -          8,997
    Share options                           -           -             -               -           78             78
    Foreign exchange movement               -           -             -               -       (2,338)        (2,338)
                                  -----------------------------------------------------------------------------------
    As at 30 June 2002                127,777      35,485        14,333         133,265     (189,389)       121,471
    Profit for the financial year           -           -             -                       26,040         26,040
    Acquisition of Orbis                    -      14,331       (14,333)              -            -             (2)
    Share options                           -           -             -               -           40             40
    Foreign exchange movement               -           -             -               -       (3,617)        (3,617)
                                  -----------------------------------------------------------------------------------
    As at 30 June 2003                127,777      49,816             -         133,265     (166,926)       143,932
                                  -----------------------------------------------------------------------------------

     The prior year adjustment represents the effect of applying merger relief under Section 131 of the Companies Act 1985. The prior year adjustment gives rise to no net cumulative adjustment to reserves. There is no impact on the profit and loss accounts.


21.  Reconciliation of movements in shareholders' funds

     A reconciliation of movements in shareholders' funds for the three years in the period ended 30 June 2003 is as follows:

                                                                    Year ended             Year ended            Year ended
                                                                  30 June 2003           30 June 2002          30 June 2001
                                                                   (pound)'000            (pound)'000           (pound)'000

     Profit for the financial year                                     26,040                 30,678                29,129
     Other recognised gains and losses relating to the year
                                                                       (3,617)                (2,338)                1,397
                                                             ------------------     ----------------------------------------
                                                                       22,423                 28,340                30,526
     Issue of shares for cash                                               -                    525                 1,670
     Acquisition of Orbis                                                   -                  8,999                40,823
     Share options                                                         40                     78                   230
                                                             ------------------     ----------------------------------------
                                                                       22,463                 37,942                73,249
    Opening shareholders' funds                                       163,808                125,866                52,617
                                                             ------------------     ----------------------------------------
    Closing shareholders' funds                                       186,271                163,808               125,866
                                                             ------------------     ----------------------------------------


22.  Reconciliation of operating profit to operating cash flows

     A reconciliation of operating profit to net cash flow from operating activities is as follows:

                                                                    Year ended             Year ended            Year ended
                                                                  30 June 2003           30 June 2002          30 June 2001
                                                                   (pound)'000            (pound)'000           (pound)'000

     Operating profit                                                  36,803                 42,695                39,180
     Depreciation                                                       8,080                  9,454                 8,533
     Amortisation of intangible fixed assets                            9,736                  7,350                 4,590
     Write-off of investment                                              465                      -                     -
     Share-based compensation                                             361                    398                   230
     Release of deferred capital government grants                       (644)                  (879)                 (485)
     Decrease (increase) in stocks                                     29,448                (14,592)              (10,680)
     Decrease in debtors                                               11,480                    478                 1,181
     Increase (decrease) in creditors                                 (36,464)                15,622                 6,195
     Increase (decrease) in provisions                                (14,468)                 7,390                 5,223
                                                             ------------------     ----------------------------------------
     Net cash inflow from operating activities                         44,797                 67,916                53,967
                                                             ------------------     ----------------------------------------


23.  Analysis of cash flows

a)  Returns on investments and servicing of finance
                                                                    Year ended             Year ended            Year ended
                                                                  30 June 2003           30 June 2002          30 June 2001
                                                                   (pound)'000            (pound)'000           (pound)'000

    Interest received                                                   2,930                  3,122                 2,517
    Interest paid                                                          (8)                  (557)                 (419)
                                                             ------------------     ----------------------------------------
    Net cash inflow                                                     2,922                  2,565                 2,098
                                                             ------------------     ----------------------------------------



b)  Taxation
                                                                    Year ended             Year ended            Year ended
                                                                  30 June 2003           30 June 2002          30 June 2001
                                                                   (pound)'000            (pound)'000           (pound)'000

    UK tax paid                                                       (10,889)                (9,317)               (5,034)
    Overseas tax paid                                                  (3,702)                (3,758)               (4,136)
                                                             ------------------     ----------------------------------------
    Net cash outflow                                                  (14,591)               (13,075)               (9,170)
                                                             ------------------     ----------------------------------------

c)  Capital expenditure and financial investment
                                                                    Year ended             Year ended            Year ended
                                                                  30 June 2003           30 June 2002          30 June 2001
                                                                   (pound)'000            (pound)'000           (pound)'000

    Purchase of tangible fixed assets                                  (6,120)                (7,736)              (11,645)
    Purchase of intangible fixed assets                                  (482)                     -                     -
    Proceeds from sale of tangible fixed assets                            66                     39                   250
    Capital grants received                                               861                  1,280                   482
    Purchase of investments                                                 -                      -                  (274)
    Proceeds from sale of investments                                     500                      -                     -
                                                             ------------------     ----------------------------------------
    Net cash outflow                                                   (5,175)                (6,417)              (11,187)
                                                             ------------------     ----------------------------------------

d)  Acquisitions and disposals
                                                                    Year ended             Year ended            Year ended
                                                                  30 June 2003           30 June 2002          30 June 2001
                                                                   (pound)'000            (pound)'000           (pound)'000

    Cash payments in connection with acquisitions                      (4,856)                  (300)               (2,969)
    Cash balances acquired with acquisitions                                -                    123                 4,392
    Restricted cash taken off (placed on) deposit in
    connection with acquisitions                                        4,860                 (5,339)              (14,403)
    Investment in associated undertaking                                    -                      -                  (250)
    Loans repaid by (advanced to) associated undertaking                1,667                 (1,045)                 (622)
                                                             ------------------     ----------------------------------------
    Net cash inflow (outflow)                                           1,671                 (6,561)              (13,852)
                                                             ------------------     ----------------------------------------

     In the year ended 30 June 2002, the contribution of Visionik to the Group's consolidated cash flows was not material. In the year ended 30 June 2001, Orbis contributed (pound)106,000 to the Group's net operating cash flows, contributed (pound)110,000 in respect of net returns on investment and servicing of finance, paid (pound)413,000 in respect of taxation and utilised (pound)631,000 for capital expenditure.

e)   Management of liquid resources

     During the year ended 30 June 2003, a net amount of (pound)25,637,000 cash was placed on short-term deposit with banks (2002: (pound)62,482,000; 2001:
     (pound)nil). Notice periods for withdrawal are between 1 and 77 days.

f)   Financing

                                                                    Year ended             Year ended            Year ended
                                                                  30 June 2003           30 June 2002          30 June 2001
                                                                   (pound)'000            (pound)'000           (pound)'000

    Proceeds from issue of shares                                           -                    525                 1,670
    Equity capital contributed by minority interests                      160                      -                     -
    Loan finance provided by minority interests                           366                      -                     -
    Restricted cash taken off deposit                                       -                 14,403                     -
    Repayment of Series A Loan Notes                                        -                (14,403)                    -
    Cash inflow in respect of financing transactions
     with The News Corporation Group                                        -                      -                 5,674
                                                             ------------------     ----------------------------------------
    Net cash inflow (outflow)                                             526                    525                 7,344
                                                             ------------------     ----------------------------------------

g)   Exceptional items

     Cash outflows associated with the exceptional costs referred to in Note 3c amount to (pound)4,552,000 (2002: (pound)54,000; 2001: (pound)nil).


24.  Analysis and reconciliation of net funds

a)   Analysis of movements in net funds

     Year ended 30 June 2003

                                                                         Foreign             Other
                                             1 July                      exchange            non-cash     30 June
                                             2002        Cash flow       movements           changes      2003
                                            (pound)'000  (pound)'000    (pound)'000          (pound)'000  (pound)'000

    Available cash                            30,986        4,153          (2,082)               -        33,417
    Short-term deposits                       62,482       25,637             (16)               -        88,103
    Restricted cash                            5,034       (4,860)           (174)               -             -
                                         ------------ ------------- ---------------- --------------- -------------
    Net cash                                  98,502       25,290          (2,272)               -       121,520
    Loan finance                                   -         (366)              -                -          (366)
    Due in respect of Visionik
    acquisition                               (5,159)       4,856            (350)             263          (390)
                                         ------------ ------------- ---------------- --------------- -------------
   Net funds                                  93,343       29,780          (2,622)             263       120,764
                                         ------------ ------------- ---------------- --------------- -------------

    Year ended 30 June 2002

                                                                         Foreign             Other
                                             1 July                      exchange            non-cash     30 June
                                             2002        Cash flow       movements           changes      2002
                                            (pound)'000  (pound)'000    (pound)'000          (pound)'000  (pound)'000

    Available cash                            50,934      (17,529)         (2,419)               -        30,986
    Short-term deposits                            -       62,482               -                -        62,482
    Restricted cash                           14,403       (9,064)           (305)                         5,034
                                         ------------ ------------- ---------------- --------------- -------------
    Net cash                                  65,337       35,889          (2,724)               -        98,502
    Series A Loan Notes                      (14,403)      14,403               -                -             -
    Due in respect of Visionik
    acquisition                                    -            -             162           (5,321)       (5,159)
                                         ------------ ------------- ---------------- --------------- -------------
    Net funds                                 50,934       50,292          (2,562)          (5,321)       93,343
                                         ------------ ------------- ---------------- --------------- -------------

    Year ended 30 June 2001


                                                                         Foreign             Other
                                             1 July                      exchange            non-cash     30 June
                                             2002        Cash flow       movements           changes      2001
                                            (pound)'000  (pound)'000    (pound)'000          (pound)'000  (pound)'000

    Available cash                            21,734       29,200               -                -        50,934
    Restricted cash                                -       14,403               -                -        14,403
                                         ------------ ------------- ---------------- --------------- -------------
    Net cash                                  21,734       43,603               -                -        65,337
    Due from The News Corporation
    Group in respect of financing
    transactions                               5,674       (5,674)              -                -             -
    Series A Loan Notes                            -            -               -          (14,403)      (14,403)
                                         ------------ ------------- ---------------- --------------- -------------
    Net funds                                 27,408       37,929               -          (14,403)       50,934
                                         ------------ ------------- ---------------- --------------- -------------



b)  Reconciliation of net funds
                                                                      Year ended            Year ended             Year ended
                                                                    30 June 2003          30 June 2002           30 June 2001
                                                                     (pound)'000           (pound)'000            (pound)'000

    Increase (decrease) in cash in year                                   4,513               (17,529)                29,200
    Cash placed on short-term deposit                                    25,637                62,482                      -
    Cash placed on (withdrawn from) restricted deposit                   (4,860)               (9,064)                14,403
    Loan finance received                                                  (366)                    -                      -
    Paid in respect of Visionik acquisition                               4,856                     -                      -
    Repayment of Series A Loan Notes                                          -                14,403                      -
    Cash inflow (outflow) in respect of financing
    transactions with The News Corporation Group                              -                     -                 (5,674)
                                                               ------------------    -----------------------------------------
    Change in net cash resulting from cash flows                         29,780                50,292                 37,929
    Non-cash transactions                                                   263                (5,321)               (14,403)
    Foreign currency translation differences                             (2,622)               (2,562)                     -
                                                               ------------------    -----------------------------------------
    Movement in net funds in year                                        27,421                42,409                 23,526
    Net funds, beginning of year                                         90,343                50,934                 27,408
                                                               ------------------    -----------------------------------------
    Net funds, end of year                                              120,764                93,343                 50,934
                                                               ------------------    -----------------------------------------


25.  Non-cash transactions

     Adjustments to the consideration payable in respect of the acquisition of Visionik and the issue of shares in respect of the Orbis acquisition are non-cash transactions.


26.  Commitments and contingencies

a)   Financial commitments

     Capital expenditure contracted for but not provided in the financial statements amounted to (pound)0.1 million (2002: (pound)0.9 million; 2001:
     (pound)1.9 million).

b)   Lease commitments

     The Company and certain subsidiary undertakings occupy buildings held on short-term leases. The annual rentals paid on these leases during the year ended 30 June 2003 were (pound)6,882,000 (2002: (pound)6,547,000; 2001:
     (pound)4,767,000). The rents payable under these leases are subject to renegotiation at various intervals specified in the leases. Certain of the leases are held by companies within The News Corporation Group. NDS has entered into indemnity agreements whereby it will be liable for all amounts due relating to the leases. Minimum annual commitments under operating leases are as follows:

                                                                    30 June 2003          30 June 2002
                                                                     (pound)'000           (pound)'000
    Expiry date of lease:
             - Within one year                                              351                    48
             - In two to five years inclusive                             2,945                 2,910
             - Over five years                                            2,701                 2,135
                                                               ------------------    ------------------
                                                                          5,997                 5,093
                                                               ------------------    ------------------

    The future minimum rental commitments as of 30 June 2003 fall due in the following periods:

    Year ending 30 June                                              (pound)'000

    2004                                                                  5,997
    2005                                                                  6,260
    2006                                                                  5,501
    2007                                                                  4,685
    2008                                                                  4,432
    Thereafter                                                           31,100
                                                               ------------------
                                                                         57,975
                                                               ------------------

     An element of these amounts is included within the provision for onerous leases shown in Note 17. The Company and certain subsidiary undertakings have contingent liabilities in respect of premises previously leased to NDS and currently assigned or sub-let to third parties. Should the current tenants default on payment or terminate their leases then NDS may be liable to make payments to the landlords. The maximum amount of this contingent liability (over and above what is provided for) as at 30 June 2003 was (pound)3.0 million.


c)   Litigation

     In March 2002, Groupe Canal+S.A., Canal+ Technologies S.A. and Canal+ Technologies Inc., subsidiaries of Vivendi (collectively, "Canal+"), filed a lawsuit against NDS Group plc and NDS Americas Inc. (a subsidiary company) in the United States District Court for the Northern District of California, alleging acts of improper conduct, including unfair competition and copyright infringement, in connection with the conditional access systems operated by Canal+. In October 2002, Canal+ and NDS agreed to a stay of all proceedings pending regulatory approval of the The News Corporation Group's acquisition of Telepiu S.p.A. The action was dismissed with prejudice on May 14, 2003, after consummation of the acquisition. In September 2002, EchoStar Communications Corporation and several affiliates (collectively, "Echostar") asked the court's permission to intervene in the action, asserting that they have claims similar to those asserted by Canal+. Additionally, in October 2002, MEASAT Broadcast Network Systems Sendirian Berhad, a Malaysian satellite broadcaster, requested permission to intervene in the action, and in December 2002, Sogecable S.A., owner of Canal Satelite Digital, a Spanish satellite broadcaster and a customer of Canal+ Technologies ("Sogecable"), similarly requested permission to intervene. Upon dismissal of the action, the motions to intervene became moot.

     In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. and certain of its affiliates in the United States District Court for the Central District of California. At DIRECTV's request, the action was filed under seal. On 21 October 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer. In late April 2003, the parties agreed to stay proceedings pending efforts to resolve the disputes through mediation. In August 2003, the parties agreed to stay the litigation between them until the closing of The News Corporation Group's acquisition of a 34% interest in Hughes Electronics Corporation ("Hughes"), the parent company of DIRECTV. Upon the closing of the acquisition of the Hughes interest, the litigation and all claims and counterclaims alleged therein will be dismissed with prejudice.

     On 2 October 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney's office in San Diego, California, seeking documents apparently in connection with an investigation related to the claims by Canal+ referred to above and the EchoStar claims referred to below. NDS is co-operating with the investigation. NDS was advised by the U.S. Attorney's Office in San Diego that it is not currently considered either a target or a subject in the investigation. Lead responsibility for the investigation has recently been transferred to the U.S. Attorney's Office for the Central District of California.

     On 6 June 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (collectively, "Echostar") filed an action against NDS in the United States District Court for the Central District of California. Echostar filed an amended complaint on 8 October 2003. The amended complaint purports to allege claims for violation of the Digital Millennium Copyright Act, the Communications Act of 1934, the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California's Unfair Competition statute and the federal Racketeer Influenced and Corrupt Organizations ("RICO") statute. The complaint also purports to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. NDS filed a motion to dismiss the amended complaint on 7 November 2003, which is scheduled to be heard on 22 December 2003.

     On 25 July 2003, Sogecable, S.A. and its subsidiary Canalsatellite Digital, S.L. (together, "Sogecable"), Spanish satellite broadcasters and customers of Canal+, filed an action against NDS in the United States District Court for the Central District of California. Sogecable filed an amended complaint on 9 October 2003. The amended complaint purports to allege claims for violation of the Digital Millennium Copyright Act and the federal RICO statute. The complaint also purports to allege claims for interference with contract and prospective business advantage. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. NDS filed a motion to dismiss the amended complaint on 7 November 2003, which is scheduled to be heard on 22 December 2003.

     The costs of dealing with these matters have been expensed as incurred and shown as an exceptional item. Any further costs incurred will be recorded in financial statements for future periods.

d)   Severance pay

     In certain countries in which NDS operates, it is required to make severance payments to dismissed employees and employees leaving employment in certain other circumstances, on the basis of the latest monthly salary for each year of service. This liability is provided for by payments of premiums to insurance companies under approved plans. Provision is made in the financial statements for amounts payable to employees of NDS Technologies Israel Limited, an Israeli subsidiary undertaking, that are not funded by insurance policies.



     The gross liability and the amount funded by insurance policies are:

                                                                             30 June 2003          30 June 2002
                                                                              (pound)'000           (pound)'000

    Gross severance pay                                                            9,985                 9,117
    Amounts funded by insurance policies                                          (9,348)               (7,708)
                                                                        ------------------    ------------------
    Net provision                                                                    637                 1,409
                                                                        ------------------    ------------------

     Because the gross liability reflects the contracts of employment, it is denominated in US dollars, whereas the amount funded by insurance policies is regulated by the Israeli Government and is denominated in Israeli shekels. Accordingly, the net provision is subject to fluctuations depending on the relative values of the US dollar and Israeli shekel. The net provision above is included within the provision for employee benefits and taxes in Note 17.

e)   Government grants

     A subsidiary company has received government grants towards the cost of certain capital expenditure. If the conditions of the grants are not complied with, the grants may be required to be refunded, in whole or in part, with interest from the date of receipt. The major conditions relating to a grant concern the maintenance of adequate non-distributable reserves and retention of the associated assets for a set period of time. The cumulative amount received and receivable to 30 June 2003 amounted to approximately (pound)6.3 million. It is not anticipated that any repayment will be required. The fixed assets of the subsidiary company, with a net book value of approximately (pound)6.4 million as at 30 June 2003, are the subject of a floating charge to secure compliance with the terms of the grants.

f)   Intellectual property rights

     The nature of the Group's business is such that it is subject to claims by third parties alleging infringements of various intellectual property rights. NDS vigorously defends such claims. Where a liability arising from these claims is probable, provision is made based on management's best estimate. It is not considered that any resulting liability in excess of amounts provided for in these financial statements would materially affect the financial position of NDS.

g)   National Insurance on share options

     The Company has granted options to certain UK employees under unapproved share option schemes. UK law levies Employer's National Insurance contributions on the gains made by employees upon exercise of options issued under certain unapproved share option schemes. The charge applies to options granted after 5 April 1999. Provision is made over the vesting period of relevant options based on the prevailing National Insurance rate and the difference between the market value of the underlying shares at the balance sheet date (being $15.490 per share) and the option exercise price. A similar liability to National Insurance arises on undistributed, fully vested assets held by an employee benefits trust, which will crystallise when the assets are distributed. The amount provided as at 30 June 2003 and included within provision for employee benefits and taxes in Note 17 was (pound)128,000 (2002: (pound)84,000; 2001: (pound)514,000). The provision is expected to be utilised over the life of the options as set out in Note 18c. The provision would not have been materially different if all relevant options extant at 30 June 2003 had been capable of being exercised on that date. This liability would increase by approximately (pound)13,000, had the stock price been 10% higher than that prevailing on 30 June 2003.

h)   Guarantees

     NDS has entered into various warranties and guarantees to support performance bonds issued to customers to which it has supplied technology. The nature of these commitments has been considered in determining the revenues and costs recognised in these financial statements.

     The Company and certain subsidiaries have entered into cross-guarantees with HSBC Bank plc providing mutual guarantees with other companies within The News Corporation Group for amounts owed to the bank. The terms and maximum amount of the guarantee are not defined; no amounts were outstanding as at 30 June 2003.

i)   Minority shareholder

     The minority shareholder has a call option to purchase shares from NDS such that the Group's investment in Fancy a Flutter Limited would be reduced to 50%. The option may be exercised during the period from 16 May 2004 to 15 June 2004, in which case the price will be (pound)1,350,000. Alternatively it may be exercised during the period 15 April 2005 to 15 May 2005, in which case the price will be (pound)3,500,000.

27.  UK defined benefit pension obligations

     NDS has certain liabilities to a small number of current and former employees who are members of a UK defined benefit pension scheme. The most recent actuarial valuation was carried out as at 1 December 2001. This showed an excess of liabilities over assets of approximately (pound)1.1 million, which equates to a funding level of 79%, as measured in the manner prescribed by UK Government regulations. Under the Group's current accounting policy, the charge for the year in respect of the defined benefit scheme was (pound)150,000 (2002: (pound)631,000; 2001:
     (pound)130,000). No contributions were unpaid or prepaid as at 30 June 2003 or 30 June 2002.

     As at 30 June 2001, the scheme was a multi-employer plan and the previous actuarial valuation and contribution rates were such that there was no material difference between the contributions paid by NDS and the cumulative costs charged to the profit and loss account. The scheme was split during the year ended 30 June 2002 and as a result of the latest actuarial valuation the amount charged to the profit and loss account currently exceeds the contribution rate. As at 30 June 2003, provisions for employee benefits and taxes in Note 17 includes an amount of (pound)327,000 (2001: (pound)500,000) in respect of the difference between cash payments and cumulative costs charged to the profit and loss account. The scheme is closed and the age profile of the active membership is rising significantly and therefore the current service cost is likely to increase over the coming years. The trustees of the scheme, the actuaries and the Directors have agreed to make additional lump sum payments into the scheme.

     The actuarial valuation has been updated to 30 June 2003 using the following assumptions:

                                                                                    As at                 As at
                                                                             30 June 2003          30 June 2002

    Rate of increase in salaries                                                    4.5%                  4.7%
    Rate of increase in pensions in payment                                         3.2%                  3.2%
    Discount rate                                                                   5.3%                  5.8%
    Inflation assumption                                                            2.5%                  2.7%
                                                                        ------------------    ------------------

     The assets in the scheme and the expected rate of return were as follows:

                                        Long-term rate of                          Long-term rate of
                                        return expected at    Value at             return expected     Value at
                                        30 June 2003          30 June 2003         at 30 June 2002     30 June 2002

                                                             (pound)'000                              (pound)'000
    Equities                                   6.50%               2,435                7.00%                3,259
    Bonds                                      4.90%               1,571                5.40%                  741
    Other                                      4.00%                  28                4.00%                  191
                                                         -------------------                      -------------------
    Total market value of assets                                   4,034                                     4,191
    Present value of liabilities                                  (8,309)                                   (7,144)
                                                         -------------------                      -------------------
    Deficit in the scheme                                         (4,275)                                   (2,953)
    Related deferred tax asset                                     1,283                                       886
                                                         -------------------                      -------------------
    Net pension liability                                         (2,992)                                   (2,067)
                                                         -------------------                      -------------------

     The amounts have not been recognised in these financial statements because NDS has elected to provide only the disclosures required by FRS 17 until its full adoption becomes mandatory. Had FRS 17 been adopted, the effect would have been as follows:

                                                                                  Year ended             Year ended
                                                                                30 June 2003           30 June 2002
                                                                                 (pound)'000            (pound)'000
    Analysis of amount charged to operating profit
    Current service cost                                                               90                      111
    Past service cost                                                                   -                        -
                                                                         --------------------     ------------------
    Total operating charge                                                             90                      111
                                                                         --------------------     ------------------

    Analysis of amount charged to other finance income
    Expected return on pension scheme assets                                          285                      305
    Interest on pension scheme liabilities                                           (416)                    (382)
                                                                         --------------------     ------------------
    Net finance cost                                                                 (131)                     (77)
                                                                         --------------------     ------------------


                                                                                  Year ended             Year ended
                                                                                30 June 2003           30 June 2002
                                                                                 (pound)'000            (pound)'000
    Analysis of amount recognised in statement of total recognised gains and losses
    Actual return less expected return on pension scheme assets                      (712)                  (1,110)
    Experience gains arising on the scheme liabilities                                 50                      599
    Changes in assumptions underlying the present value of the scheme
    liabilities                                                                      (747)                    (684)
                                                                         --------------------     ------------------
    Actuarial loss recognised in statement of total recognised gains
    and losses                                                                     (1,409)                  (1,195)
                                                                         --------------------     ------------------

    Movement in deficit during the year
    Deficit in scheme, beginning of year                                           (2,953)                  (1,701)
    Movement in year:
             Current service cost                                                     (90)                    (111)
             Contributions                                                            308                      131
             Past service costs                                                         -                        -
             Other finance charges                                                   (131)                     (77)
             Actuarial loss                                                        (1,409)                  (1,195)
                                                                         --------------------     ------------------
    Deficit in scheme, end of year                                                 (4,275)                  (2,953)
                                                                         --------------------     ------------------



                                                                                   As at                  As at
                                                                               30 June 2003           30 June 2002
                                                                               (pound)'000            (pound)'000
    Balance sheet presentation
    Net assets as reported                                                        186,271                  163,808
    Effect of SSAP 24, net of tax                                                     229                      350
                                                                         --------------------     ------------------
    Net assets excluding pension deficit                                          186,500                  164,158
    Pension deficit                                                                (2,992)                  (2,067)
                                                                         --------------------     ------------------
    Net assets including pension deficit                                          183,508                  162,091
                                                                         --------------------     ------------------

    Reserves note
    Profit and loss reserve as reported                                          (166,926)                (189,389)
    Effect of SSAP 24, net of tax                                                     229                      350
                                                                         --------------------     ------------------
    Profit and loss reserve excluding pension deficit                            (166,697)                (189,039)
    Pension reserve                                                                (2,992)                  (2,067)
                                                                         --------------------     ------------------
    Profit and loss reserve                                                      (169,689)                (191,106)
                                                                         --------------------     ------------------


28.  Related party transactions

     NDS conducts business transactions with The News Corporation Group on normal commercial terms. These entities are considered to be related parties. Agreements covering these arrangements were entered into in the context of a parent-subsidiary relationship and therefore are not the result of arm's-length negotiations between independent parties. There can be no assurance therefore, that each of the agreements, or the transactions provided for therein, or any amendments thereof will be effected on terms at least as favourable to NDS as could have been obtained from unaffiliated third parties.

     These transactions are of two main types, which are the provision by NDS of integrated broadcast systems and the receipt by NDS of administrative services from The News Corporation Group.

a)   Provision of integrated broadcast systems

     Integrated broadcast systems are supplied to both associated undertakings and a subsidiary undertaking of The News Corporation Limited. The principal related undertakings supplied by NDS are BSkyB, Sky Brasil, Innova, DTH TechCo, Sky Columbia, Sky Chile, Sky Argentina, Sky Italia and STAR TV. For the year ended 30 June 2003, turnover included (pound)79 million (2002:
     (pound)87 million; 2001: (pound)91 million) from such related parties. As at 30 June 2003, (pound)13 million (2002: (pound)17 million) was receivable from such related parties for goods and services supplied. Amounts receivable are stated net of valuation reserves of (pound) nil (2002:
     (pound)0.6 million).

b)   Administration and finance services

     The News Corporation Group provided services under a Master Intercompany Agreement which provides, among other things, for arrangements governing the relationship between NDS and The News Corporation Group. The consideration for each of the services and other arrangements set forth in the Master Intercompany Agreement is mutually agreed and based upon allocated costs. All such consideration and any material arrangements are subject to the approval of the Audit Committee of NDS Group plc. The services covered by the Master Intercompany Agreement include cash management and financing, services of Group employees, facility arrangements, employee matters, including pensions and certain other services. Amounts charged in respect of these services amounted to (pound)124,000 (2002: (pound)119,000; 2001: (pound)105,000, together with a refund of amounts previously charged of (pound)339,000, resulting in a net credit for the year of (pound)234,000).

     As at 30 June 2003, (pound)1.6 million, (2002: (pound)9.3 million) was owed to The News Corporation Group in respect of administrative services and operating costs paid on behalf of NDS.

     NDS has a short-term loan facility of (pound)30 million from a subsidiary of The News Corporation Limited, which is considered to be adequate for the Group's needs. The facility has no expiry date and no amounts were drawn down as at 30 June 2003 or 30 June 2002.

     The Company and certain subsidiaries have entered into cross-guarantees with HSBC Bank plc providing mutual guarantees with other companies within The News Corporation Group for amounts owed to the bank. The terms and maximum amount of the guarantee are not defined; no amounts were outstanding as at 30 June 2003.


c)   UK Corporation Tax

     NDS Group plc entered into a Group Relief Agreement, with a UK subsidiary of The News Corporation Limited, which provides for the mutual surrender of losses and other allowances by group relief. Subject to the terms of the agreement, the party accepting such surrender shall pay or cause to be paid to the surrendering party an amount equal to the amount of tax such accepting party would have paid but for such surrender. The Group tax charge includes such amounts and part of the corporate tax liability included in these financial statements may be settled by payments to The News Corporation Group, rather than the Inland Revenue.


29.  Derivatives and financial instruments

a)   Qualitative discussion on financial risks

     NDS is exposed to financial risk factors in the normal course of business. The disclosures in this note deal with financial assets and financial liabilities as defined in FRS 13: "Derivatives and other financial instruments: Disclosures". For this purpose non-equity shares issued by the Company are dealt with in the disclosures in the same way as the Group's financial liabilities but separately disclosed. Certain financial assets such as investments in subsidiary and associated companies are also excluded from the scope of these disclosures. As permitted by FRS 13, short-term debtors and creditors have been excluded from the disclosures, other than the currency disclosures. The principal factors identified by the Directors are as follows:

     Foreign exchange

     NDS operates in international markets and has operational presence in several countries. Accordingly it has substantial transactions which are denominated in US dollars as well as its functional currency of pounds sterling. The Directors view these two currencies as being the two main currencies of international trade and will enter into contracts denominated in either currency. All material contracts with customers in Latin America and the Asia-Pacific region are denominated in US dollars. From time to time, commercial pressures have resulted in contracts being entered into in other currencies, mainly euros.

     Gains or losses arising on the realisation or revaluation of monetary assets and liabilities are included within administrative expenses, as explained more fully in Note 1k. Movements in foreign exchange rates generated foreign exchange gains of (pound)1.1 million (2002: losses of (pound)1.4 million) recognised in the profit and loss account. Differences arising on the retranslation of the opening net assets and results of overseas operations resulted in losses of (pound)3.6 million (2002: losses of (pound)2.3 million) being recognised as a movement in consolidated reserves.

     Inflation

     Inflation has not had any significant impact on the results of operations during either of the two years ended 30 June 2003.

     Credit risk

     NDS is exposed to the risk that a customer may default on payment of amounts due under contracts. A substantial proportion of revenues is derived from large corporations with substantial assets, but many customers are in the early stages of their business cycle when they are investing heavily to build their businesses which increases credit risk. Additionally, a number of customers are located in countries subject to exchange control regulations, which may restrict their ability to settle debts on a timely basis. The Directors' policy is to reduce credit risk by close monitoring of trade receivables and, if necessary, requiring payment of at least part of amounts due under contracts in advance. Potential customers who are in early stages of development are investigated before orders are accepted to ensure that their business plans appear reasonable and that their investors are credible. During the year a bad debt expense of (pound)1.6 million has been recorded, primarily as a result of customer defaulting on an agreed payment plan.

     Interest rate risk

     NDS has entered into no fixed rate borrowings. As at 30 June 2003, NDS had cash of (pound)121.5 million. Cash in excess of immediate requirements is placed on short-term deposit, earning variable-rate interest. Accordingly NDS is not currently exposed to fixed interest rate risk.

     Investment risk

     NDS holds no equity investments, other than in its subsidiaries. Accordingly it is not exposed to investment risk.

b)   Liquidity and interest rate risks
     As at 30 June 2003 the NDS Group had no net debt.

     The News Corporation Group operates collective sterling overdraft facilities with its bankers which allows individual companies in that group to become overdrawn subject to an agreed limit not being exceeded in aggregate. Interest is paid by NDS on sterling overdrafts and is received on sterling cash balances. Such interest is paid to or received from The News Corporation Group.

     NDS has a short-term loan facility of (pound)30 million from a subsidiary of The News Corporation Limited, which is considered to be adequate for the Group's needs. The facility has no expiry date.

     As at 30 June 2003, the NDS Group had free cash balances of (pound)121.5 million. The average interest rate applied to cash balances during the year was 2.5%.

     The Company has non-equity capital in the form of deferred shares with a book value of (pound)42 million as set out in Note 19b. Given the terms of the deferred shares, their fair value is assumed to be zero.

c)   Currency risks

     NDS has not entered into any free-standing derivative contracts during either of the two years ended 30 June 2003 to mitigate against currency risk. All monetary assets and liabilities as at 30 June 2003 have been stated in sterling at their re-valued amounts using year end exchange rates.

     The table below analyses the net monetary assets or liabilities as at 30 June 2003 that are denominated in currencies that are not the functional currency of the operating unit concerned:


    Net foreign currency assets (liabilities)                    Functional currency of operating unit
                                                             ----------------------------------------------
                                                                          Sterling               US dollar              Total
                                                                       (pound)'000             (pound)'000        (pound)'000

    Sterling                                                                    -                  15,133             15,133
    US dollar                                                              18,662                       -             18,662
    Israeli shekel                                                              -                   9,710              9,710
    Australian dollar                                                        (321)                      -               (321)
    Euro                                                                    3,103                       -              3,103
    Other                                                                    (385)                    (19)              (404)
                                                             ----------------------    --------------------    ---------------
                                                                           21,059                  24,824             45,883
                                                             ----------------------    --------------------    ---------------

     The table below analyses the net monetary assets or liabilities as at 30 June 2002 that are denominated in currencies that are not the functional currency of the operating unit concerned:


    Net foreign currency assets (liabilities)                    Functional currency of operating unit
                                                             ----------------------------------------------
                                                                          Sterling               US dollar                Total
                                                                       (pound)'000             (pound)'000          (pound)'000

    Sterling                                                                    -                  11,886               11,886
    US dollar                                                               5,227                       -                5,227
    Israeli shekel                                                              -                   1,682                1,682
    Australian dollar                                                         551                       -                  551
    Euro                                                                   (3,885)                      3               (3,882)
    Other                                                                    (434)                      -                 (434)
                                                             ----------------------    --------------------    -----------------
                                                                            1,459                  13,571               15,030
                                                             ----------------------    --------------------    -----------------

d)   Fair values of financial assets and liabilities

     The Group has received loan finance from the minority shareholder in Fancy a Flutter Limited. The loan finance is interest free and is repayable in 24 monthly instalments commencing 15 May 2005. Its nominal value as at 30 June 2003 was (pound)366,000 and its estimated fair value was (pound)308,000.

     In addition to the above, the Group's financial assets and liabilities comprise cash and short-term deposits, debtors, creditors and provisions, for which the fair value is equal to the book value.


30.  Controlling party

     Throughout the period covered by these financial statements, NDS Group plc has been under the control of The News Corporation Limited, a company registered in Australia. As at 30 June 2003, The News Corporation Limited owned approximately 77.80% of the Company's equity share capital and 100% of the Company's non-equity share capital; its interest in the overall voting capacity of the Company's equity was approximately 97.23%. The News Corporation Limited's interest in the Company's shares is held by its wholly owned subsidiary, NDS HoldCo, Inc. a US corporation.

     The accounts of the smallest group into which the accounts of the Company are consolidated are contained herein. The largest group into which they are consolidated is that headed by The News Corporation Limited. Copies of those accounts are available from The News Corporation Limited, 2 Holt Street, Sydney, New South Wales 2010, Australia.

31.  Summary of differences between UK and US GAAP

     The accounting policies under which the consolidated financial statements of the Group are prepared conform to accounting principles generally accepted in the United Kingdom (``UK GAAP''). These differ from generally accepted accounting principles in the United States (``US GAAP'') as regards the Group in the following significant respects.

a)   Recognition of subscriber fees

     Under UK GAAP, subscriber fees are recognised as the services are performed. When the services include an obligation to supply smart cards in the future at no extra charge to the broadcaster, a changeover provision is made in the financial statements which reflects the amount of the total anticipated costs relating to the subscriber fees recognised to date.

     Under US GAAP, the costs of supplying smart cards are recognised upon shipment of the smart cards to the broadcaster or its subscribers. A portion of the subscriber fee revenue is deferred, equivalent to the estimated fair value of the cards, which has been calculated based on the revenue that NDS would expect to earn in supplying an equivalent volume of cards in a standalone arrangement, and no changeover provision is recorded. This revenue is recognised upon eventual shipment of the smart cards to the broadcaster or its subscribers. During 2003, the Group shipped significant volumes of smart cards at no extra cost to fulfil its obligations to a customer and accordingly, revenue which had been deferred in previous years was recognised.

     In 2003, this had the effect on the income statement of increasing revenue by (pound)19,572,000 (2002: reducing revenue by (pound)6,061,000; 2001:
     reducing revenue by (pound)8,359,000) and of increasing cost of sales by (pound)13,980,000 (2002: reducing cost of sales by (pound)4,329,000; 2001:
     reducing cost of sales by (pound)5,971,000). On the balance sheet, this resulted in an increase in deferred revenue of (pound)4,088,000 (2002:
     (pound)23,660,000) and a reduction in provisions of (pound)2,920,000 (2002:
     (pound)16,900,000).

b)   Amortisation of goodwill

     In June 2001, the Financial Accounting Standards Board issued SFAS 142:
     "Goodwill and Other Intangible Assets". SFAS 142 eliminates the requirement to amortise goodwill and identifiable intangible assets that have indefinite useful lives. However, it requires that such assets be tested for impairment at least annually using guidance specifically provided in the statement. SFAS 142 was adopted by NDS on 1 July 2002. Consequently, under US GAAP, goodwill is no longer amortised from this date. The Directors concluded that no transitional impairment charge is required as at 1 July 2002 and that no impairment charge is required as at 30 June 2003. After the adoption of SFAS 142 the aggregate amount of goodwill is presented as a single line item.

     In the profit and loss account for the year ended 30 June 2003, this has the effect of reducing goodwill amortisation by (pound)7,845,000; in the balance sheet as at 30 June 2003, the effect of presenting goodwill as a single line item is to decrease the cost of goodwill by (pound)22,773,000 and accumulated amortisation by (pound)30,618,000.

c)   Purchase accounting

     (i) Orbis

     Under the agreement for the acquisition of Orbis, NDS was required to make additional payments in the form of Series A ordinary shares, with the number of shares being determined by the revenues and profitability of Orbis for the two years ended 31 March 2002. Payment was contingent on certain employees and former shareholders of the acquired company remaining in employment up to a specified date.

     Under UK GAAP, NDS has accounted for an allocation of the additional share payments as part of staff costs; the amount was determined by estimating the value to the Company of the employment lock-in clauses for former shareholders and amortising that amount over the relevant period. The remaining value of the additional share payments was accounted for as contingent consideration and, at 30 June 2001, the best estimate of the amount likely to be payable in respect of such consideration was accrued and included in goodwill arising as at the date of acquisition. In the year ended 30 June 2002, these amounts were adjusted for actual amounts payable. The fair value of consideration payable in shares was determined by reference to the market price of Series A ordinary shares at the time the transaction was completed. To the extent that shares had not been issued as at 30 June 2002, the estimated fair value of such shares was shown as a separate element of shareholders' funds. All remaining shares due as a result of this acquisition were issued during the year ended 30 June 2003.

     Under US GAAP, the contractual terms relating to the additional share payments cause all, rather than just part, of the additional share payments to be treated as compensation cost for post-acquisition services, which is accrued over the relevant service period. To the extent that the cumulative compensation cost incurred as at the balance sheet date differs from the estimated fair value of the shares issued, the difference is accounted for within stockholders' equity. Where the number of shares to be issued was determinable as at the acquisition date, the fair value of those shares was determined by reference to the market price at the time of the acquisition. Where the number of shares was not determinable as at the acquisition date, the fair value of those shares was determined by reference to the market price when the contingencies were resolved. To the extent that compensation cost payable in shares was accrued in advance of the contingencies being resolved, the fair value of those shares was estimated by reference to the market price as at the balance sheet date.

     This has the effect of increasing compensation costs in the profit and loss account by (pound)1,601,000 (2002: (pound)3,794,000; 2001:
     (pound)7,371,000) and reducing cost of goodwill by (pound)31,999,000 and decreasing prepaid compensation on the balance sheet by (pound)134,000. In the prior year his had the additional effect of reducing amortisation of goodwill by (pound)3,025,000 (2001: (pound)1,662,000), reducing the cost of goodwill by (pound)36,721,000, reducing accumulated amortisation by (pound)4,688,000 and reducing prepaid compensation by (pound)454,000.

     At acquisition, a further difference in goodwill arose in respect of en element of licence fee income which was recognised as a pre-acquisition item under UK GAAP and a post-acquisition item under US GAAP. The effect in the 2001 profit and loss account is to reduce revenues by (pound)677,000.

     (ii) Visionik

     Under the agreement for the acquisition of Visionik, NDS may be required to make additional cash payments should the revenues and profitability of the business for the two years ending 31 May 2004 exceed certain thresholds.

     Under UK GAAP, where the consideration paid for an acquisition includes a contingent payment, the best estimate of the amount likely to be payable in respect of such consideration is accrued within provisions for liabilities and charges and included within goodwill from date of acquisition. That estimate is revised each period until the final amount due (if any) becomes determinable. Thus the fair value of the consideration payable for Visionik includes an estimate of contingent amounts, which will be amended as the amounts become determinable.

     Under US GAAP, contingent consideration is only recognised when the contingencies are resolved.

     This has no effect in 2003. The effect in 2002 was to reduce the cost of goodwill and provisions for contingent consideration by (pound)2,895,000, to reduce amortisation of goodwill by (pound)34,000 and to decrease accumulated amortisation by (pound)34,000.

d)   Stock-based compensation

     Certain share options were issued to employees prior to 22 November 1999, the date of the Company's Initial Public Offering and from which an open market existed in the Company's shares. The options were granted at an estimate of the market value as at the date of grant. Under UK GAAP, no compensation cost arises. Additionally, no compensation cost arises in respect of options issued to an employee share purchase plan, notwithstanding the fact that the options were issued at a discount to market value, because the terms of the schemes satisfy the criteria for exemption from recording a compensation cost under UK GAAP. Further, options granted within six months of the cancellation of options with less favourable terms do not give rise to a charge for compensation cost under UK GAAP.

     Under US GAAP, NDS has elected to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 ("APB 25"). Under APB 25, the measurement date is the date of the Initial Public Offering and a compensation cost is charged to the profit and loss account equal to the difference between the exercise price and the market price of the shares as set by the Initial Public Offering. The compensation cost is charged over the vesting period of the options. Similarly, options granted under employee share ownership schemes fail to meet the US GAAP definition of non-compensatory plans and a compensation cost is charged to the profit and loss account equal to the difference between the option price and the market price of the shares on the date the option was granted. The compensation cost is charged over the term of the associated savings contract. Further, variable accounting is required for certain options granted during 2003 which were deemed to be a re-pricing of subsequently cancelled unrelated options.

     These items have the effect of decreasing net income in the year ended 30 June 2003 by (pound)527,000 (2002: increase of (pound)86,000; 2001:
     decrease of (pound)1,470,000). The item has no effect on shareholders' equity.

e)   National Insurance on share options

     Under UK GAAP, the liability to pay UK employers' National Insurance on gains made by employees on the exercise of certain share options granted after 1 April 1999 is accrued over the vesting period and is based on the market price of the Company's shares at the balance sheet date.

     Under US GAAP, the recognition point for liabilities for UK employers' National Insurance is when the relevant options are exercised.

     The effect is to increase operating income by (pound)44,000 (2002: decrease of (pound)430,000; 2001: increase of (pound)16,000) and to reduce the provision in the balance sheet to nil from (pound)128,000 (2002:
     (pound)84,000).

f)   Fair valuation of currency derivatives

     NDS has entered into certain contracts denominated in US dollars with customers and suppliers located in Europe and the Middle East, Latin America and the Asia-Pacific region.

     Under UK GAAP, no exchange gain or loss is recorded on these contracts until they have been invoiced.

     Under US GAAP, the fact that these contracts are denominated in US dollars cause them to be regarded as containing embedded foreign currency derivatives. In line with SFAS 133, an embedded foreign currency derivative should be bifurcated from the host contract and recorded in the financial statements at fair value as at the balance sheet date with any gain or loss being recorded as an element of net income. Once invoiced, gains and losses on these contracts are recorded in line with SFAS 52 and so no further GAAP difference results.

     The adjustment for the year ended 30 June 2003 decreases operating income by (pound)338,000 (2002: decrease of (pound)215,000; 2001: increase of (pound)167,000), with an increase in current liabilities of (pound)386,000 (2002: increase of (pound)48,000).

g)   Pension costs

     Under UK GAAP, provision is made for the cost of retirement benefits payable by the Group's defined benefit pension scheme as assessed by external professional actuaries and is charged to the profit and loss account so as to spread the cost over the period during which the employer derives benefit from the employee's services.

     Under US GAAP, the projected benefit obligation (pension liability) is matched against the fair value of the pension plan's assets and adjusted to reflect any unrecognised obligations or assets in determining the pension cost or credit for the year. Recognition of an additional minimum liability is required if an unfunded accumulated benefit obligation exists (i.e. the accumulated benefit obligation exceeds the fair value of plan assets), and an asset is recognised. The excess of any additional liability over any unrecognised prior service cost is reported as a separate component within other comprehensive income, net of tax benefits from timing differences. Prior to the year ended 30 June 2002, the defined benefit pension scheme referred to in Note 26 was a multi-employer plan and there was no material difference between the amounts recorded under UK GAAP and those that would be recorded under US GAAP. During the year ended 30 June 2002, the scheme was split and is no longer regarded as a multi-employer plan.

     The effect of these differences is to decrease operating income by (pound)12,000 (2002: increase of (pound)480,000; 2001: (pound)nil), and to generate other comprehensive losses of (pound)152,000 (2002: other comprehensive income of (pound)455,000; 2001: (pound)nil). Current assets increase by (pound)443,000 (2002: (pound)435,000) and provisions decrease by (pound)328,000 (2002: (pound)500,000).

h)   Taxation

    (i) Methodology

     NDS has claimed certain tax deductions arising out of the exercise of employee share options. Under UK GAAP, such benefits have been taken within the overall tax charge shown in the profit and loss account. US GAAP requires that if the employer's tax deduction exceeds the financial reporting expense, then the incremental tax benefit is reflected as an increase in paid-in capital and a reduction of income taxes payable. If the tax deduction is less than the financial reporting deduction, the tax effect is recorded as a reduction of paid-in capital to the extent of previous, similar capital increases from other awards; otherwise, it is charged to income tax expense.

     This results in a reduction in the tax charged to the profit and loss account of (pound) nil (2002: reduction of (pound)50,000; 2001: reduction of (pound)1,298,000).

     (ii) Consequential adjustments

     As a consequence of the adjustments under a), d), e), f) and g) above, additional temporary differences arise which have the effect of increasing the tax charged in the profit and loss account by (pound)1,585,000 (2002: decrease of (pound)568,000; 2001: decrease of (pound)865,000), generating an additional other comprehensive loss of 91,000 (2002: (pound) nil; 2001:
     (pound)nil) and increasing the deferred tax asset by (pound)196,000 (2002:
     1,872,000).

i)   Severance pay

     Under UK GAAP, the provision for severance pay referred to in Note 26d is shown net of the amount funded by insurance policies. Under US GAAP, the liability and asset should be shown gross. The effect is to increase other debtors due after one year and provisions by (pound)9,348,000 (2002:
     (pound)7,708,000). There is no affect on net income or shareholders' equity.

Net income under US GAAP
     The following is a summary of the adjustments to profit attributable to shareholders (net income) which would be required if US GAAP were to be applied instead of the UK GAAP:


                                                                        Year ended            Year ended             Year ended
                                                                      30 June 2003          30 June 2002           30 June 2001
                                                                       (pound)'000           (pound)'000            (pound)'000

    Profit for the year in accordance with UK GAAP                         26,040                30,678                 29,129
    Adjustments:
        a) Recognition of subscriber fees                                   5,592                (1,732)                (2,388)
        b) Non-amortisation of goodwill                                     7,845                     -                      -
        c) Purchase accounting
            (i) Orbis                                                      (1,601)                 (769)                (6,386)
            (ii) Visionik                                                       -                    34                      -
        d) Stock-based compensation                                          (527)                   86                 (1,470)
        e) National insurance on share options                                 44                  (430)                    16
        f) Fair valuation of currency derivatives                            (338)                 (215)                   167
        g) Pension costs                                                      (12)                  480                      -
        h) Deferred taxation
            (i)On above adjustments                                        (1,585)                  568                    865
            (ii)      Methodology                                               -                   (50)                (1,298)
                                                                 ------------------    -----------------------------------------
    Net income as adjusted to accord with US GAAP                          35,458                28,650                 18,635
                                                                 ------------------    -----------------------------------------
Net income per share



                                                                        Year ended            Year ended             Year ended
                                                                      30 June 2003          30 June 2002           30 June 2001

    Basic                                                                   65.8p                 53.7p                  35.3p
    Diluted                                                                 65.6p                 52.4p                  33.8p
                                                                 ------------------    ------------------     ------------------

      Weighted average number of shares in issue                       52,824,956            53,347,593             53,856,141
      Diluted weighted average number of shares                        55,197,631            54,659,952             54,267,114
                                                                 ---------------------------------------------------------------

Statement of comprehensive income
    Comprehensive income under US GAAP is as follows:

                                                                       Year ended             Year ended             Year ended
                                                                     30 June 2003           30 June 2002           30 June 2001
                                                                      (pound)'000            (pound)'000            (pound)'000

    Net income as adjusted to accord with US GAAP                       35,458                28,650                 18,635

    Currency translation differences                                    (3,617)               (2,337)                 1,397
    Minimum pension liability adjustment, net of tax                      (243)                  455                      -
                                                                 ------------------    -----------------------------------------
    Comprehensive income in accordance with US GAAP                     31,598                26,768                 20,032
                                                                 ------------------    -----------------------------------------


Shareholders' equity under US GAAP
     The following is a summary of the adjustments to shareholders' funds, which would be required if US GAAP were to be applied instead of UK GAAP:

                                                                                      30 June 2003          30 June 2002
                                                                            Notes      (pound)'000           (pound)'000

    Shareholders' funds in accordance with UK GAAP                                          186,271               163,808

    Adjustments:
    Intangible assets:
                               Cost                                          b)             (22,773)                    -
                               Cost                                          c)             (31,999)              (39,616)
                               Accumulated amortisation                      b)              30,618                     -
                               Accumulated amortisation                      c)                   -                 4,722

    Current assets:
                               Prepayments                                   c)                (134)                 (454)
                               Prepayments                                   g)                 443                   435
                               Deferred tax                                  h)                 196                 1,872
                               Other debtors due after one year              i)               9,348                 7,708

    Current liabilities:
                               Accrued expenses                              f)                (386)                  (48)
                               Deferred income                               a)              (4,088)              (23,660)

    Provisions for liabilities and charges:
                               Changeover                                    a)               2,920                16,900
                               Contingent consideration                      b)                   -                 2,895
                               Employee benefits and taxes                   e)                 128                    84
                               Employee benefits and taxes                   g)                 328                   500
                               Employee benefits and taxes                   i)              (9,348)               (7,708)

                                                                                    ------------------    -----------------
    Shareholders' equity as adjusted in accordance with US GAAP                             161,524               127,438
                                                                                    ------------------    -----------------

     Cash flow statement under US GAAP

     The consolidated statement of cash flows prepared in accordance with UK GAAP presents substantially the same information as that required under US GAAP. Under US GAAP however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

     Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure, acquisition or disposals, and financial investment. Under US GAAP however, only three categories are reported, being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would be included as operating activities under US GAAP.

     Under UK GAAP, bank deposits which are not available within one day are shown as a separate element of cash and the net movement of funds onto or off deposit is shown as cash outflow or inflow before arriving at the net increase or decrease in cash. Under US GAAP, cash and cash equivalents include bank deposits with less than three months to maturity. Restricted cash deposits are excluded from the definition of cash and cash equivalents under both UK GAAP and US GAAP. Under US GAAP, cash and cash equivalents do not include bank overdrafts repayable within three months from the date of advance. Under UK GAAP, cash includes cash in hand and deposits repayable on demand less overdrafts repayable on demand.

     The presentation of cash flows in accordance with US GAAP would be as follows:


                                                                         Year ended         Year ended          Year ended
                                                                       30 June 2003       30 June 2002        30 June 2001
                                                                        (pound)'000        (pound)'000         (pound)'000

    Cash inflow from operating activities                                    33,128             57,406             46,895
    Cash outflow from investing activities                                   (3,504)           (12,978)           (25,039)
    Cash inflow from financing activities                                       526                525              7,344
                                                                      --------------     ----------------------------------
    Increase in cash and cash equivalents                                    30,150             44,953             29,200
    Effect of exchange rate changes on cash and cash equivalents             (2,098)            (2,419)                 -
    Cash and cash equivalents at beginning of year                           93,468             50,934             21,734
                                                                      --------------     ----------------------------------
    Cash and cash equivalents at end of year                                121,520             93,468             50,934
                                                                      --------------     ----------------------------------

     Additional disclosures

     a) Stock options

     Under US GAAP, NDS has elected to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 ("APB 25") and adopt the disclosure only alternative provided under SFAS No. 123. For the year ended 30 June 2003, a charge for compensation cost of (pound)40,000 (2002: (pound)78,000; 2001: (pound)230,000) has been recorded under UK GAAP in respect of options and an additional charge of (pound)527,000 (2002: credit of (pound)86,000; 2001: charge of (pound)1,470,000) is required to accord with US GAAP, such that the total compensation cost in respect of options under APB 25 is (pound)567,000 (2002: credit of (pound)8,000; 2001: charge of (pound)1,700,000).

     The stock-based compensation for the year ended 30 June 2003, had it been determined under SFAS No. 123, would have been a credit of (pound)776,000 (2001: charge of (pound)8,714,000; 2001: charge of (pound)9,806,000).

     The pro forma impact of the compensation cost, had it been recorded as determined under SFAS No. 123 would have been as follows:


                                                                      Year ended          Year ended           Year ended
                                                                    30 June 2003        30 June 2002         30 June 2001
                                                                     (pound)'000         (pound)'000          (pound)'000
    Net income(US GAAP)
    As reported                                                        35,458                28,650               18,635
    Add back compensation cost (credit) under APB 25                      567                    (8)               1,700
    Compensation (cost) credit under SFAS 123                             776                (8,714)              (9,806)

                                                               ------------------    ----------------     ----------------
    Pro forma, as adjusted for SFAS 123                                36,801                19,928               10,529
                                                               ------------------    ----------------     ----------------



                                                                      Year ended          Year ended           Year ended
                                                                    30 June 2003        30 June 2002         30 June 2001
                                                                     (pound)'000         (pound)'000          (pound)'000

    Net income per share (US GAAP)
    As reported:
             - basic                                                      65.8p                 53.7p                35.3p
             - diluted                                                    65.3p                 52.4p                33.8p

    Pro forma, as adjusted for SFAS 123
             - basic                                                     68.3p                 37.4p                19.9p
             - diluted                                                   68.1p                 36.5p                19.1p
                                                               ------------------    ----------------     ----------------

    The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                    Year ended           Year ended          Year ended
                                                                  30 June 2003         30 June 2002        30 June 2001
                                                                   (pound)'000          (pound)'000         (pound)'000

    Risk free interest rate                                             3.15%                4.08%               5.37%
    Dividend yield                                                         0%                   0%                  0%
    Expected volatility                                                   93%                  64%                 50%
    Expected life of options                                         3.8 years            2.5 years           2.5 years

    Weighted average fair value of options granted in year               $5.14                $8.81              $20.13
                                                               ----------------     ----------------    ----------------



     The exercise price for all outstanding options at 30 June 2003 ranged from $6.50 to $60.00, with a weighted average exercise price of $14.06 and a remaining contractual life of 6.04 years. The weighted average fair value of those options granted during the year ended 30 June 2003 where the exercise price equalled the market price was $3.73; their weighted average exercise price was $6.91. The weighted average fair value of those options granted during the year ended 30 June 2003 where the exercise price was less than the market price was $6.18; their weighted average exercise price was $8.11. No options were granted in the year ended 30 June 2003 where the exercise price was more than the market price.

     The following table summarises information about the stock options outstanding 30 June 2003:

                                 Options outstanding as at 30 June 2003             Options exercisable as at 30 June 2003
                            ----------------------------------------------------    ----------------------------------------
    Range of exercise         Number      Weighted average     Weighted average        Number          Weighted average
    prices ($)                           exercise price ($)        remaining                           exercise price ($)
                                                               contractual life

    Up to $10.00             2,422,452           $8.30            5.03 years            1,550,529             $8.72
    $10.01 to $20.00           809,969          $19.86            6.50 years              586,637            $19.95
    $20.01 to $30.00           924,315          $21.90            8.27 years              227,892            $21.90
    $30.01 to $40.00             2,926          $34.50            1.34 years                    -              -
    $40.01 to $50.00            11,500          $43.00            6.58 years                8,625            $43.00
    $50.01 to $60.00            36,747          $58.87            7.22 years               16,249            $58.31

    All options              4,207,909          $14.06            6.04 years            2,389,932            $13.19
                           ------------- ------------------- ---------------------- -------------- ----------------------


     Pensions
     Information under US GAAP regarding the Group's defined benefit pension is as follows:

                                                                             Year ended             Year ended
                                                                           30 June 2003           30 June 2002
                                                                            (pound)'000            (pound)'000

     Service cost-                                                                   90                    131
     Interest cost                                                                  404                    231
     Expected return on Assets                                                     (346)                  (210)
     Net amortisation of loss                                                       152                      -
                                                                         ------------------     ------------------
     Net periodic pension expenses                                                  300                    152
                                                                         ------------------     ------------------

    The following assumptions were used in accounting for the Plan:

                                                                             Year ended             Year ended
                                                                           30 June 2003           30 June 2002

     Assumed discount rate                                                         5.30%                  6.00%
     Expected long-term rate of return on plan assets                              7.50%                  8.00%
     Rate of increase in pensions                                                  3.00%                  3.00%
     Rate of compensation increase                                                 4.50%                  4.75%
                                                                         ------------------     ------------------

    The following table is a reconciliation of the funded status:

                                                                           30 June 2003           30 June 2002
                                                                            (pound)'000            (pound)'000

    Funded status                                                                (4,217)                (2,512)
    Unrecognised net actuarial loss                                               4,660                  2,947
                                                                         ------------------     ------------------
    Prepaid pension expense                                                         443                    435
                                                                         ------------------     ------------------

    The following table is a reconciliation of projected benefit obligation (PBO):

                                                                             Year ended             Year ended
                                                                           30 June 2003           30 June 2002
                                                                            (pound)'000            (pound)'000

    PBO, beginning of year                                                        6,703                  6,164

    Interest on PBO:                                                                404                    231
    Service cost:                                                                    90                    131
     Benefits paid:                                                                (119)                  (121)
    Employee contributions:                                                          78                     52
    (Gains) Losses:                                                               1,095                    246
                                                                         ------------------     ------------------
    PBO, end of year                                                              8,251                  6,703
                                                                         ------------------     ------------------

    The following table is a reconciliation of the fair value of plan asset:

                                                                             Year ended             Year ended
                                                                           30 June 2003           30 June 2002
                                                                             (pound)000             (pound)000

     Plan assets at fair value, beginning of year                                 4,191                  4,463

     Employer contributions:                                                        308                    131
     Employee contributions:                                                         78                     52
     Benefits paid:                                                                (119)                  (121)
     Return on assets:                                                             (424)                  (334)
                                                                         ------------------     ------------------
     Plan assets at fair value, end of year                                       4,034                  4,191
                                                                         ------------------     ------------------

     Valuation reserves

o    Receivables

     The movement in the valuation reserve against trade accounts receivable is as follows:

                                                   (pound)'000

        Balance, 1 July 2000                           573
        Provision / expense                            1,484
                                                   -----------
        Balance, 30 June 2001                          2,057
        Provision / expense                            2,939
        Written off                                    (348)
                                                   -----------
        Balance, 30 June 2002                          4,648
        Provision / expense                            5,166
        Written off                                    (4,253)
                                                   -----------
        Balance, 30 June 2003                          5,561
                                                   -----------


Recent accounting pronouncements

In April 2003, the FASB issued SFAS 149: "Amendment of statement 133 on derivative instruments and hedging activities". SFAS149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133: "Accounting for derivative instruments and hedging activities". This statement is effective for contracts entered into or modified after 30 June 2003. The adoption of this statement is not expected to have a significant effect on the results of operations, financial condition or cash flows.

In January 2003, the FASB issued FIN 46: "Consolidation of variable interest entities", which requires variable interest entities to be consolidated by the primary beneficiary of the entity if various criteria are met. FIN 46 is effective immediately for all new variable interests created or acquired after 31 January 2003. For variable interest entities created or acquired prior to 1 February 2003, the provisions of FIN 46 applies to NDS from 1 July 2003. Under the provisions of FIN 46, the Fancy a Flutter joint venture is the only variable interest entity in which NDS has an interest. Fancy a Flutter Limited is currently consolidated due to NDS's equity interest and will be required to be consolidated as a variable interest entity in which NDS is the primary economic beneficiary under FIN 46 from 30 June 2004. Therefore this interpretation is not currently expected to have any impact on the group's financial statements.


In November 2002, the Emerging Issues Task Force reached a consensus on EITF 00-21: "Revenue arrangements with multiple deliverables". EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into by NDS from 1 July 2003. This new guidance is not expected to have a significant effect on the results of operations, financial condition or cash flows but all future revenue arrangements will be considered in light of this guidance.


32.  Subsequent events

a)   Litigation
     Note 26c includes a discussion of litigation matters that have occurred subsequent to 30 June 2003.

b)   Acquisition of MediaHighway

     On 13 September 2003, NDS entered into a series of agreements with subsidiaries of Thomson S.A (collectively, "Thomson") whereby a subsidiary company agreed to acquire the MediaHighway middleware business and license certain related patents for a total consideration of (euro)60 million in cash which we will be funded from existing cash reserves. The transaction is subject to regulatory approvals and certain other conditions and is expected to close by the end of calendar 2003 or early in calendar 2004. The acquisition will involve the addition of approximately 300 employees, based in Paris, France.