Form 20-F
period 2004-06-30
NDS GROUP PLC
filed 2004-10-22
CIK 1098074

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                    FORM 20-F

 |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                       OR
 |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934
                     For the fiscal year ended: 30 June 2004
                     ---------------------------------------
                                       OR
 |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                         Commission file number 0-30364
                         ------------------------------

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

                12,186,598 Series A ordinary shares of $0.01 each
                -------------------------------------------------
                42,001,000 Series B ordinary shares of $0.01 each
                -------------------------------------------------
                   42,000,002 deferred shares of (pound)1 each
                   -------------------------------------------


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

                                |_| Item 17 |X| Item 18

                                TABLE OF CONTENTS


                                                                                                       Page

                  Introduction.......................................................................... 1
                  Special Note Regarding Forward-Looking Statements..................................... 1

PART I
Item 1            Identity of Directors, Senior Management and Advisers................................. 2
Item 2            Offer Statistics and Expected Timetable............................................... 2
Item 3            Key Information....................................................................... 2
Item 4            Information on the Company............................................................ 7
Item 5            Operating and Financial Review and Prospects..........................................16
Item 6            Directors, Senior Management and Employees............................................29
Item 7            Major Shareholders and Related Party Transactions.....................................34
Item 8            Financial Information.................................................................35
Item 9            The Offer and Listing.................................................................36
Item 10           Additional Information................................................................37
Item 11           Quantitative and Qualitative Disclosures About Market Risk............................42
Item 12           Description of Securities Other Than Equity Securities................................42

PART II
Item 13           Defaults, Dividend Arrearages and Delinquencies.......................................42
Item 14           Material Modifications to the Rights of Security Holders and Use of Proceeds..........42
Item 15           Controls and Procedures...............................................................42
Item 16           [RESERVED]                                                                            43
Item 16A          Audit Committee Financial Expert......................................................43
Item 16B          Code of Ethics........................................................................43
Item 16C          Principal Accountant Fees and Services................................................43
Item 16D          Exemptions from the Listing Standards for Audit Committees............................43
Item 16E          Purchases of Equity Securities by the Issuer and Affiliated Purchasers................43

PART III
Item 17           Financial Statements..................................................................44
Item 18           Financial Statements..................................................................44
Item 19           Exhibits..............................................................................45

                  Signatures............................................................................46


INTRODUCTION
As used in this Annual Report on Form 20-F, references to the "Company" are to NDS Group plc. References to "NDS", "the Group", "NDS Group", "we" and "our" are to NDS Group plc and its subsidiaries.

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

NDS, VideoGuard, Value@TV, MediaHighway, XTV, Synamedia, OpenBet, Visionik Games, Streamserver, Provider and Streamshaper are either trademarks or registered trademarks of NDS Group plc and subsidiaries in one or more countries worldwide. This Annual Report on Form 20-F also includes trade names and trademarks of companies other than NDS.


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

                                     PART I
          ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS Not applicable.


                 ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.


                             ITEM 3. KEY INFORMATION
Selected financial data
The selected financial data presented below for each year in the three-year period ended 30 June 2004 and as at 30 June 2004 and 2003, have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F, and should be read in conjunction with those financial statements and related notes. The selected financial data presented below for the years ended 30 June 2001 and 2000 and as at 30 June 2002, 2001 and 2000 have been derived from our audited consolidated financial statements and the notes thereto for those years.

The consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. See Note 31 to our consolidated financial statements for a discussion of the principal differences between UK GAAP and US GAAP.

Profit and loss account information in accordance with UK GAAP



                                                          Year Ended 30 June
                                                          ------------------
                                           2004        2003        2002        2001          2000
                                           ----        ----        ----        ----          ----
                                        GBP '000    GBP '000    GBP '000    GBP '000      GBP '000

Revenue                                 220,533     237,237     240,788     215,628       160,214
Cost of sales                           (61,593)    (94,467)    (83,107)    (76,676)      (61,958)
                                    --------------------------------------------------------------
Gross profit                            158,940     142,770     157,681     138,952        98,256
Administrative expenses
 - trading expenses                    (114,357)    (96,365)   (107,636)    (95,182)      (72,415)
                                    --------------------------------------------------------------
                                         44,583      46,405      50,045      43,770        25,841
Administrative expenses
 - amortisation of intangible fixed
  assets                                (12,252)     (9,602)     (7,350)     (4,590)       (1,536)
 - goodwill impairment charge            (6,510)          -           -           -             -
                                    --------------------------------------------------------------
Operating profit                         25,821      36,803      42,695      39,180        24,305
Share of associate's operating
 profit (loss)                                -        (220)         21           5             -
Loss on disposal of associate                 -         (60)          -           -             -
Profit on sale of discontinued
 operations                                   -           -           -           -         5,192
Net interest income (expense)             4,214       2,887       2,513       2,098        (3,389)
                                    --------------------------------------------------------------
Profit on ordinary activities before
 taxation                                30,035      39,410      45,229      41,283        26,108
Taxation                                (12,038)    (13,472)    (14,551)    (12,154)       (6,498)
                                    --------------------------------------------------------------
Profit on ordinary activities after
 taxation                                17,997      25,938      30,678      29,129        19,610
Minority interests                          472         102           -           -          (218)
                                    --------------------------------------------------------------
Profit for the year attributable to
 members of the parent company           18,469      26,040      30,678      29,129        19,392
                                    --------------------------------------------------------------



Earnings and dividends per share in accordance with UK GAAP

                                                                                   Year Ended 30 June
                                                                                   ------------------
                                                                       2004       2003       2002       2001       2000
                                                                       ----       ----       ----       ----       ----

Basic earnings per share                                              34.1p      48.4p      57.5p      55.1p      40.1p
Diluted earnings per share                                            33.1p      48.0p      56.1p      52.8p      38.7p
                                                                 -------------------------------------------------------

Weighted average number of shares in issue                       54,093,083 53,856,141 53,347,593 52,824,956 48,309,178
Diluted weighted average number of shares                        55,715,566 54,267,114 54,659,952 55,197,631 50,044,537
                                                                 -------------------------------------------------------

No dividends have been paid or declared in any of the past five fiscal years.

Profit and loss account information in accordance with US GAAP

                                                          Year Ended 30 June
                                                          ------------------
                                           2004        2003        2002        2001          2000
                                           ----        ----        ----        ----          ----
                                        GBP '000    GBP '000    GBP '000    GBP '000      GBP '000

Revenues                                204,399     256,809     234,727     206,592       163,364
                                    --------------------------------------------------------------
Net income                               21,490      35,458      28,650      18,635         6,814
                                    --------------------------------------------------------------


Earnings per share in accordance with US GAAP

                                                                                   Year Ended 30 June
                                                                                   ------------------
                                                                       2004       2003       2002       2001       2000
                                                                       ----       ----       ----       ----       ----

Basic earnings per share                                              39.7p      65.8p      53.7p      35.3p      14.1p
Diluted earnings per share                                            38.2p      63.8p      52.4p      33.8p      13.6p

Continuing earnings per share - basic                                 39.7p      65.8p      53.7p      35.3p       3.4p
Continuing earnings per share - diluted                               38.2p      63.8p      52.4p      33.8p       3.3p
Discontinued earnings per share                                           -          -          -          -      10.7p
                                                                 -------------------------------------------------------

Weighted average number of shares in issue                       54,093,083 53,856,141 53,347,593 52,824,956 48,309,178
Diluted weighted average number of shares                        56,237,610 55,566,086 54,640,510 55,170,700 49,963,410
                                                                 -------------------------------------------------------

Balance sheet information in accordance with UK GAAP

                                                            As at 30 June
                                                            -------------
                                           2004        2003        2002        2001          2000
                                           ----        ----        ----        ----          ----
                                        GBP '000    GBP '000    GBP '000    GBP '000      GBP '000

Total assets                            322,224     248,271     284,490     230,436       124,096
Long-term liabilities                    (1,083)     (1,533)     (1,445)     (1,684)       (1,474)
Total other liabilities                (117,964)    (60,409)   (119,237)   (102,886)      (70,005)
Minority interests                            -         (58)          -           -             -
                                    --------------------------------------------------------------
Net assets                              203,177     186,271     163,808     125,866        52,617
                                    --------------------------------------------------------------

Equity shareholders' funds              161,177     144,271     121,808      83,866        10,617
Non-equity shareholders' funds           42,000      42,000      42,000      42,000        42,000
                                    --------------------------------------------------------------
                                        203,177     186,271     163,808     125,866        52,617
                                    --------------------------------------------------------------

Balance sheet information in accordance with US GAAP

                                                            As at 30 June
                                                            -------------
                                           2004        2003        2002        2001          2000
                                           ----        ----        ----        ----          ----
                                                  Restated (1) Restated (1)
                                                  ------------ ------------
                                        GBP '000    GBP '000    GBP '000    GBP '000      GBP '000

Total assets                            317,408     234,663     259,407     212,711       129,614
Long-term liabilities                    (1,083)     (1,533)     (1,445)     (1,684)       (1,474)
Total other liabilities                (133,941)    (74,200)   (132,121)   (115,036)      (77,371)
Minority interests                            -         (58)          -           -             -
                                    --------------------------------------------------------------
Net assets                              182,384     158,872     125,841      95,991        50,769
                                    --------------------------------------------------------------

(1) Restated to reflect the minimum pension liability and related deferred tax asset.


Equity share capital
                                                                             As at 30 June
                                                                             -------------
                                                       2004            2003           2002            2001           2000
                                                       ----            ----           ----            ----           ----
                                                     Number          Number         Number          Number         Number
                                                  of shares       of shares      of shares       of shares      of shares
Equity shares outstanding (number)
Series A ordinary shares of $0.01 each           12,186,598      11,983,681      11,677,033     11,243,400      10,539,126
Series B ordinary shares of $0.01 each           42,001,000      42,001,000      42,001,000     42,001,000      42,001,000
                                             -------------------------------------------------------------------------------

                                                    Nominal         Nominal        Nominal         Nominal        Nominal
                                                      Value           Value          Value           Value          Value
                                                   GBP '000         GBP '000      GBP '000        GBP '000       GBP '000
Equity shares outstanding (nominal value)
Series A ordinary shares of $0.01 each                   76              75              73             70              65
Series B ordinary shares of $0.01 each                  264             264             264            264             264
                                             -------------------------------------------------------------------------------
                                                        340             339             337            334             329
                                             -------------------------------------------------------------------------------


Exchange rates
Our reporting currency is pounds sterling. The following tables set out, for the periods and dates indicated, information concerning the noon buying rates in New York City for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes for pounds sterling expressed in US dollars per GBP 1.00.

As at 19 October 2004, the noon buying rate was US$1.8039 per GBP 1.00.

The highest and lowest exchange rates for each of the previous six months were:

Month                                          High             Low
-----                                          ----             ---

April 2004                                     1.8564           1.7674
May 2004                                       1.8369           1.7544
June 2004                                      1.8387           1.8090
July 2004                                      1.8734           1.8090
August 2004                                    1.8459           1.7921
September 2004                                 1.8105           1.7733

The average exchange rates (calculated by averaging the exchange rates on the last day of each month during the period) for each of the last five fiscal years were:

Year Ended 30 June                             Average
------------------                             -------

2000                                           1.5919
2001                                           1.4479
2002                                           1.4477
2003                                           1.5915
2004                                           1.7491


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

Our business will suffer if we do not respond to commercial and technological changes affecting our industry.
Our business and the market in which we operate is characterised by rapid commercial and technological change, evolving industry standards and frequent product enhancements. Many operators of digital broadcast platforms and broadband networks are seeking more sophisticated software which will afford them greater flexibility in delivering programming material such as news, films and sports events to viewers. They are also seeking to offer additional services such as electronic program guides ("EPGs"), games, gaming and other interactive applications, personal video recorder ("PVR") functionality and other services.

Our continued success will depend, in part, upon our ability to develop and market products and services that respond to technological changes and evolving industry standards in a timely and cost-effective manner. This in turn is dependent, in part, on our ability to attract and retain employees with the necessary skills. If the market in which we operate develops more slowly than we anticipate, or if we should fail to develop and introduce products and services that are compatible with industry standards, satisfy customer requirements and compete effectively with products and services offered by our competitors, our business, operating results and financial condition could be materially adversely affected.

Additionally, we may choose to develop proto-types and demonstrations of technologies for potential customers in advance of entering into binding contracts with those customers. Therefore we may incur costs which might ultimately not be recovered from our customers should they choose not to proceed or if our expectations of commercial terms and prices differ from those ultimately negotiated. As a consequence, our business, operating results and financial condition could be materially adversely affected.

Our operating results and growth could decline if our customers' subscriber bases decline or do not continue to increase.

A significant portion of our revenues is derived from the sale of smart cards to our platform operator customers, the receipt of monthly security fees and ongoing support and maintenance fees paid by our customers. These fees are frequently based upon the number of our customers' subscribers or the number of authorised smart cards in use in each period. We also receive royalties for each set-top box manufactured which incorporates our technology. Therefore, a significant portion of our revenues is dependent upon our customers' subscriber numbers and the growth in those numbers. If our customers' subscriber numbers decline or do not continue to increase, we are unlikely to be able to generate substantial revenue growth or sustain our current revenue levels and as a consequence our business, operating results and financial condition could be materially adversely affected.

Our business could be harmed if the security provided by our conditional access systems and products is compromised.

In common with all providers of conditional access systems, we face risks relating to the failure of those systems to protect pay-TV platform operators and content providers from signal theft. An important component of our conditional access systems is the smart cards we provide for the pay-TV platform operators' individual subscribers. Unauthorised viewing and use of content may be accomplished by counterfeiting the smart card or otherwise thwarting its security features. Any significant increase in the incidence of signal theft could require the replacement of a platform operator's smart cards sooner than otherwise planned. In those cases where we have accepted specific responsibilities for maintaining the security of a platform operator's conditional access system, significant costs could be imposed on us if a security breach requires an accelerated replacement of smart cards. To the extent that signal theft may result in the cessation of all, or some portion of the security fees paid to us by a platform operator while the security breach is being remedied or, in the event of termination by the broadcaster of our agreement if the breach is not satisfactorily remedied, the resultant loss of revenues could have a material adverse effect on our business, operating results and financial condition. A significant increase in the level of signal theft, whether or not resulting from a failure of our conditional access systems, could also injure the reputation of our conditional access systems among our customers and potential customers and as a consequence, our business, operating results and financial condition could be materially adversely affected.

Our business could be harmed if a defect in our software or technology interferes with, or causes any failure in, our customers' systems.

Our software and technology are integrated into the infrastructure of our customers' systems and the set-top boxes of their subscribers. Accordingly, a defect, error or performance problem with our software or technology could interfere with, or cause a critical component of, one or more of our customers' systems or the set-top boxes of their subscribers to fail for a period of time. This could result in claims for substantial damages against us, regardless of whether we are responsible for such failure. Any claim brought against us could be expensive to defend and require the expenditure of a significant amount of resources, regardless of whether we prevail. Any such problem could cause severe customer service and public relations problems for our customers and for us and as a consequence, our business, operating results and financial condition could be materially adversely affected.

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

Our growth has depended historically on a limited number of large digital pay-TV platform operators introducing, marketing and promoting products and services that utilise our technology. We currently derive, and we expect to continue to derive, a significant portion of our revenues from a limited number of large customers. Our two largest customers have been DIRECTV Operations, LLC ("DIRECTV") in the USA and British Sky Broadcasting Group plc ("BSkyB") in the UK. In 2004, these two customers accounted for approximately 48% of our total revenues. We expect that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues, although the particular customers may vary from period to period. If a large customer purchases significantly less of our products or services, defers or cancels orders, or terminates its relationship with us, our revenues could decline significantly and as a result, our business, operating results and financial condition could be materially adversely affected.

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

We rely primarily on a combination of patent, trademark and copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property rights and the obligations we have to third parties from whom we license intellectual property rights. Legal protection afforded to intellectual property rights vary from country to country and may be significantly less effective in certain countries than in, for example, the USA. We may not be able to detect unauthorised use of, or take appropriate steps to enforce, our intellectual property rights and this could have a material adverse effect on our business, operating results and financial condition.

Defending against intellectual property infringement claims could harm our business.

We may increasingly be subject to the risk of infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. It may be alleged that products that we have developed or technology that we have licensed from third parties, infringes the rights of others. Intellectual property claims could be time consuming to defend, result in costly litigation, divert management's attention and resources and cause delays in the release of new functionality for our systems. Such claims could also require us to seek to enter into royalty or licence agreements, redesign our products or potentially cease using aspects of technology, which could have a material adverse effect on our business, operating results and financial condition.

Political, regulatory and economic risks associated with our international customers could harm our business.

Our customers are located throughout the world, and we derived approximately 22% of our revenues during 2004 from outside of the UK, Europe and the USA. Inherent risks of doing business in international markets include changes in legal and regulatory requirements, export restrictions, exchange controls, tariffs and other trade barriers, longer payment cycles, political disruption, wars, acts of terrorism and civil unrest. We may incur substantial expense as a result of the imposition of new restrictions or changes in the existing legal and regulatory environments in the territories where we conduct our business or due to political and economic instability in these territories.

Fluctuations in foreign exchange rates could harm our financial condition.

A risk inherent in our international operations is the exposure to fluctuations in currency exchange rates. Our reporting currency and the functional currency of our principal operating subsidiary is sterling. However, certain of our customer contracts denominate prices in US dollars and also the functional currency of our operating subsidiaries in the USA and Israel is the US dollar. In 2004, approximately 48% of our revenues and 35% of our operating costs were denominated in US dollars and approximately 13% of our revenues and 16% of our operating costs were denominated in other currencies (mainly euros). As a result, we are exposed to fluctuations in exchange rates which may have a material adverse effect on our business, operating results and financial condition.

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

We are controlled by The News Corporation Limited ("News Corporation"), an Australian corporation which is a diversified international media company. As at the date hereof, News Corporation beneficially owns approximately 77.07% of our total issued and outstanding share capital. Because News Corporation beneficially owns 100% of our Series B ordinary shares, which have ten votes per share (as opposed to our Series A ordinary shares which have one vote per share), it controls approximately 97.11% of our voting power. By reason of such ownership, News Corporation is able to elect our entire board of directors and to control the votes on all other matters submitted to a vote of our shareholders. Three of our six current directors are directors of News Corporation. Additionally, Dr. Abe Peled, our President and Chief Executive, is a member of News Corporation's executive committee and from time to time is involved in matters pertaining to News Corporation's wider business interests.

Broadcasters and platform operators in which News Corporation has an interest currently account for, and are expected to continue to account for, a significant portion of our revenues. Such broadcasters are BSkyB, DIRECTV (from December 2003), DIRECTV Latin America (from December 2003), Sky Brasil, Sky Mexico, DTH TechCo, Sky Colombia, Sky Chile, Sky Italia, STAR TV, FOXTEL and Sky Network Television. During 2004, approximately 59% of our revenues were derived directly and indirectly from News Corporation-related broadcasters.

We conduct business transactions with News Corporation-related broadcasters and platform operators on normal commercial terms. Agreements covering these arrangements were entered into in the context of two entities over which a third entity exercises significant influence or control. There can be no assurance that each of the agreements, or the transactions provided for therein, or any amendments thereof will be effected on terms at least as favourable to NDS as could have been obtained from unaffiliated third parties.

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


                       ITEM 4. INFORMATION ON THE COMPANY

History and development of the company

NDS Group plc is a public limited company incorporated and operating under the laws of England and Wales. The company was incorporated in September 1985 and reorganised as a public limited company in October 1996. Our principal executive offices and our registered office are located at One London Road, Staines, Middlesex TW18 4EX, United Kingdom. Our main telephone number is +44 20 8476 8000.

We supply open end-to-end digital technology and services to digital pay television platform operators and content providers. Our technologies include conditional access and microprocessor security, broadcast stream management, set-top box middleware, program guides ("EPG"), personal video recorder ("PVR") technologies, and interactive applications. Our software systems, consultancy and systems integration services are focused on providing platform operators and content providers with technology to help them profit from the secure distribution of digital information and entertainment.

On 16 December 2003, we acquired the MediaHighway middleware business from a subsidiary of Thomson SA and licensed certain related patents from Thomson SA for a total consideration of (euro)60 million in cash (GBP 43 million, including costs). The acquisition involved the addition of approximately 300 employees, based in Paris, France. The MediaHighway technology includes "middleware" used in set-top boxes. The word "middleware" is an industry term which refers to software, similar to the operating system of a PC (such as Microsoft Windows), that is designed to be used in a set-top box and that enables the launch and operation of interactive applications. The MediaHighway middleware complements middleware previously developed by NDS. We are in the process of integrating the acquired business with our existing middleware operations and now offer a full range of middleware, from basic to the most advanced, all under the MediaHighway brand.

During fiscal 2004, we have spent GBP 10.6 million on capital expenditure in addition to the MediaHighway acquisition. The capital expenditure was driven by the increase in headcount and included the purchase of equipment from DIRECTV upon signing the new conditional access contract with them. We have also invested in additional laboratory facilities to assist in the development and testing of increasingly complex applications and systems provided to our customers. We have expanded our research and development facilities in all regions, including India and Korea. Our MediaHighway operations in France have relocated to new premises just outside Paris, having previously shared premises with Thomson. We have increased our smart card processing capacity in the USA. This investment in facilities and equipment will continue into fiscal 2005, when we expect to take possession of new leased premises in Jerusalem. Our capital expenditure, other than by way of a business combination, amounted to GBP 6.6 million in fiscal 2003 and GBP 7.7 million in fiscal 2002.

Our growth, including the acquisition of MediaHighway and our capital expenditure, has been financed by cash generated from operations. As at 30 June 2004 and as at the date hereof, we had no net debt.


Business overview

Our business is the supply of open end-to-end digital technology and services to digital pay television platform operators and content providers. Our technologies include conditional access and microprocessor security, broadcast stream management, set-top box middleware, EPGs, PVR systems and interactive applications, which are supplied to pay-TV platform operators and their content providers. We consider that we operate in a single market and we manage our business as a single segment. An analysis and discussion of our various revenue streams (as determined under UK GAAP) is given in Item 5: "Operating and financial review and prospects". A geographic analysis of the sources of our revenues (as determined under UK GAAP) for each of the last three fiscal years is given in Note 2b to our consolidated financial statements.

Our software systems and systems integration services are focused on providing platform operators and content providers with technology to help them profit from the secure distribution of digital information and entertainment, by allowing them to: gain new subscribers; provide new services and gain new revenue streams; increase revenue per subscriber; and, use software systems to operate more efficiently.

We have identified three main categories of customers for our technologies and services:

     o The platform operator or broadcaster who typically operates the broadcast infrastructure. The platform operator is a potential customer for all of our technologies and services; we support many delivery methods including satellite, cable, terrestrial, fixed telecom networks (including broadband internet) and mobile telecom networks;

     o The content provider or channel, who will purchase transmission capacity from the platform operator in order to broadcast its programs and information. These content providers or channels are potential buyers of our interactive television infrastructure and applications. Whilst these customers do not comprise a separate business segment, we consider them to provide a complementary route to market for some of our technologies and services. An application developed once for a channel on one platform, can be easily transferred to another platform and thereby provide the customer with some economies of scale; and

     o Set-top box manufacturers and suppliers of other elements of the broadcast infrastructure with whom we work to integrate those aspects of our technologies which reside in devices supplied by them. In some instances we receive payment from these customers; in other instances both parties work together for no immediate payment, but receive income as and when the device is sold.

Viewers of a digital television service, who are customers (subscribers) of the platform operator or the content provider, are users of our technology but are not considered customers of ours because we have no direct commercial relationship with them.

We are committed to developing industry co-operation by actively participating in over 35 key standards bodies, consortia and working groups. We use these forums proactively to promote open interfaces, which maximize interoperability and enable broadcasters and platform operators to meet the challenge of integrating broadcast, IT and telecommunications technology.

We consider that it is important for us and for platform operators that our technology is integrated into many different set-top boxes, chips incorporated in set-top boxes and other broadcast equipment. This is because the platform operator and the subscriber have greater choice and security of supply and because it aids price competition; ultimately it should lower the costs of the platform operator and the subscriber. Our technology is integrated into set-top boxes manufactured by over 48 consumer electronics manufacturers.

We compete in a number of business areas and no single company competes with us in all our product lines. Competition is intense and in addition to price and commercial terms, we consider the key differentiators to be:

     o the level of security that our technology offers to a platform operator and the ability to maintain it;

     o    the quality and ease of use of our systems;

     o the availability of other software elements like middleware, interactive software, EPG and PVR allowing the platform operators to provide additional services;

     o    the level of integration between the various elements;

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

     o the ability of our conditional access technology to work alongside that of a competitor's in a process known as "simulcrypt" which allows a platform operator to replace one conditional access system with another in a controlled manner without disabling a legacy population of set-top boxes; and

     o the ability to integrate our technology with broadcast equipment and related systems.

We have our own sales force operating in the UK, Europe and the Middle
East, USA, Latin America and the Asia-Pacific region. They are supported by regional marketing activity designed to promote awareness of our company and our technologies and services in each region. We may bid jointly for projects to implement a new platform with broadcast equipment manufacturers, system integrators and consumer electronics manufacturers.

We offer technologies and services in the following main areas:

     o    conditional access systems and services;

     o    middleware;

     o    EPGs;

     o new technologies, including interactive infrastructure, interactive applications and services and PVRs; and

     o    professional services.

Our customers may purchase technologies and services from us in one or more of these main areas. We consider that these technologies and services comprise a single business segment from which we derive a number of different revenue streams. A discussion of these revenue streams and a quantitative commentary on our business is given under Item 5: "Operating and Financial Review and Prospects".

Conditional access systems and services

Conditional access systems are an essential component of a pay-TV platform. Conditional access systems enable our customers to manage and control the secure distribution of entertainment and information over a variety of broadcasting media (such as cable, satellite, terrestrial, phone-line, internet, etc.), to protect content from unauthorised viewing and to enable them to charge their subscribers for viewing that content.

Our main conditional access systems are sold under the brand name
"VideoGuard". The VideoGuard family of systems is compatible with all internationally accepted digital television transmission standards. VideoGuard conditional access systems include:

     o software components that are installed on dedicated server systems at the platform operator's facilities (the "head-end") and which are responsible for interfacing with the platform operator's subscriber management system, back-office and billing systems and play-out and transmission management systems;

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

The components located at the platform operators' head-end generate the codes which are used by the transmission equipment to encrypt the content. The encrypted content together with information describing the content and information about the entitlement of each subscriber to view it based on his subscription package are combined into a single transmission stream which is received at the subscribers' homes. The conditional access software in the subscriber's set-top box passes the encrypted programme material from the transmission stream to the sub-system in the set-top box responsible for decrypting. In parallel the conditional access software in the subscriber's set-top box passes the information about the content and the information about the subscriber's entitlement to the smart card. The information is processed by the smart card which records any updates to the subscriber's viewing entitlement. When a subscriber selects content or a service which he wishes to view, the information about the content is checked against the subscriber's viewing entitlements. If the subscriber is entitled to view the content, the smart card generates the codes necessary to decrypt it and permit the subscriber to view it.

A key element of our conditional access technology is the smart card which is manufactured under strict security conditions by third party manufacturers, based on proprietary designs provided by us and is subsequently programmed in a secure manner at our facilities. The use of smart cards allows platform operators to separate the implementation of conditional access from the set-top box. This separation allows platform operators to introduce new features and services without requiring replacement of all of the subscribers' set-top boxes. New smart cards can be issued, or new security software can be downloaded to existing smart cards. The smart card also enables the platform operator to securely address a particular set-top box (or a sub-set of a population of set-top boxes) to allow the download of new applications or functionality in a controlled and targeted manner.

In order to maintain flexibility in the smart card procurement process and to improve our ability to meet customer requirements, we have contracted with multiple suppliers for smart card components. We generally negotiate with multiple sources and contract with a sole source supplier to provide a particular generation of smart card chip for each platform for the lifetime of the smart card generation, (typically two to five years).

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

All of our smart cards are tested, programmed and despatched from two facilities, one in the UK and one in the US, which together are capable of processing up to 40 million cards per year. In fiscal 2004, we distributed 8.0 million smart cards (which was significantly lower than the volumes processed in fiscal 2003 and the volumes expected to be processed in fiscal 2005 and subsequent years).

Implementations of VideoGuard range from multi-million subscriber digital broadcast platforms down to small regional broadcasters with a few thousand subscribers. VideoGuard is customisable and scaleable to a particular customer's requirements. Variants of VideoGuard include one where all of the software is securely embedded within the set-top box (dispensing with the separate smart card) and, at the other extreme, variants where more of the set-top box functionality is combined with that of the smart card and contained in a detachable point of deployment module or "pod".

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

We maintain a pro-active security policy by implementing electronic over-the-air countermeasures altering authorised smart cards in a manner which then renders counterfeit smart cards obsolete. We also provide our customers with periodic replacement smart cards. Because we use a unique smart card chip design for each of our large customers, a security failure affecting one of our large customers should not affect the security of another customer. We refine and update our technologies on a continuing basis as well as monitor signal theft activity, and work with platform operators and law enforcement agencies to detect and prosecute instances of unauthorised viewing and signal theft.

We negotiate individual agreements with each of our conditional access customers reflecting the level of services they require. We receive revenues from our conditional access systems and services by some combination of:

     o fees for signal and network security, typically on a per authorised smart card basis ("subscriber fees");

     o    licence fees for the use of our technologies;

     o fees for the ongoing maintenance, support and enhancement of the head-end components;

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

We consider our main conditional access competitors to be NagraVision, a division of Kudelski SA; DigiCypher, developed by Motorola, Inc.; Power Key, developed by Scientific-Atlanta, Inc.; Irdeto BV; and Viaccess, a division of France Telecom.

Middleware

Middleware is operating system software integrated in digital set-top boxes. The combination of our conditional access technologies and set-top box middleware enables applications to be run on the set-top box in a controlled and secure manner, allowing our customers to provide applications and secure interactive services to their subscribers.

Middleware receives information and applications from the broadcast stream and executes the instructions contained in it as an application on the television screen after receiving an input from the viewer by means of the remote control or other external devices. Middleware therefore creates the opportunity for a platform operator to enhance the subscriber's experience by providing an audio and video environment capable of supplying shopping, e-mail, games, banking and other interactive services.

Following the acquisition of the MediaHighway middleware business from Thomson, we now have a full range of middleware solutions from basic to the most advanced. Our entry-level solution, MediaHighway Core is an upgradeable middleware solution that allows platform operators to deploy a wide range of services, such as EPGs, interactive applications, and PVR capability, on low cost set top boxes. MediaHighway Advanced is a middleware solution that runs on high-end set-top boxes. MediaHighway Advanced complies with the major TV and web open standards, including DVB-MHP, HTML 4.0, and JavaScript.

Our middleware solutions support advanced graphics and complex character sets such as Chinese, Hebrew, Russian and Korean as well as supporting application development tools to ease the production of new applications, either by ourselves or by third parties.

We negotiate individual agreements with each of our middleware customers.
We receive revenues from our middleware systems and services by some combination of:

     o    licence fees for the use of our technologies;

     o royalties from set-top box manufacturers or platform operators, based upon the number of set-top boxes manufactured, sold or activated with our middleware;

     o    fees for ongoing maintenance, support and system enhancement;

     o fees for the design and adaptation of our systems to meet a customer's specific requirements;

     o integration fees from set-top box manufacturers to incorporate our middleware in their products; and

As at 30 June 2004, approximately 18 million set-top boxes had been shipped incorporating MediaHighway technology. MediaHighway is integrated with our VideoGuard conditional access technology and also with competitor conditional access technologies. Conversely, VideoGuard is integrated with competitor middleware. MediaHighway can also be used on "free to view" TV on platforms that do not have a conditional access system. MediaHighway's principal competitor products are OpenTV (developed by OpenTV Corp.), Alticast, Microsoft's TV Foundation and Scientific Atlanta's PowerTV. Each of these middleware products has different functionality and requires significantly different amounts of processing and memory capacity in the set-top box.

EPGs

The EPG software application in the set-top box processes the programme information contained in the transmission stream and provides an on-screen listing of content and functions available to the subscriber, together with details about individual programs. It is an essential component of any multi-channel platform operator's system and provides the subscriber with a logical, fast and easy-to-use means of selecting and changing channels. The subscriber navigates around the EPG by using the remote control unit to view program schedule information, change channels, store favourite channels, adjust set-top box settings and, in some applications, purchase current and future pay-per-view events.

Interactive infrastructure, applications and services

The ability of subscribers to interact with content creates opportunities for the platform operator or content provider to generate additional revenues by offering services designed to strengthen the relationship between the subscriber and the platform and content. A broadcast infrastructure that enables interactive services may aid the platform operator to win subscribers from rival platform operators who have a less sophisticated infrastructure. Interactive applications include voting applications, shopping applications and the mass customisation of content based upon subscribers' preferences. Revenues generated by these new technologies vary and include mainly development fees, license fees and royalties per subscriber or user. In some cases an ongoing fee is payable for support and maintenance which is dependent upon the number of subscribers having access to, or making use of, the enhanced functionality, and in some cases a fee based on a share of the revenues generated by our customers from these services based on our new technologies. The revenue models for these new technologies are in early stage of development and can therefore vary significantly from customer to customer.

Interactive applications require functions to be executed both at the platform operator's head-end and in the subscriber's set-top box. The more sophisticated applications may depend on the ability to conduct secure transactions between the subscriber and the platform operator via the return path (e.g., a telephone line). We have developed capabilities for applications to be downloaded into set-top boxes "over the air" quickly and securely.

Most companies compete with us only in certain aspects of interactive television technologies and applications. Our main competitors are Open TV Corp., Gemstar - TV Guide International, Inc. and many small software-authoring companies.

Value@TV

Value@TV is our suite of software tools and technologies used to develop interactive applications on various middleware systems. Value@TV allows subscribers to execute transactions off-line because transaction information is stored on the subscriber's smart card for later transmission to the broadcaster over the return path. Applications using this technology are operated by individual channels, but utilise the conditional access technology within the broadcast platform's infrastructure.

Examples include: sports applications (which allow subscribers to watch a sporting event while selecting from multiple camera angles, watching replays on demand and downloading statistics about that sporting event in graphic or text forms); shopping applications (such as those deployed by QVC: The Shopping Channel UK on the BSkyB platform); music channel applications; banking applications; and, voting applications.

Games

We have expertise in developing games and gaming applications for television. These have been implemented on various middleware products and are used by platform operators such as DIRECTV Latin America, BSkyB and Cablevision. The games range from amusements for children to more sophisticated games for adults. We believe that games provide content providers and platform operators for the opportunity to add value to traditional programming by generating new revenue streams, driving subscriber retention and acting as a showcase for the introduction of interactive TV services.

PVR Technology - XTV

We have developed a PVR technology called XTV which extends the television viewing experience by integrating mass-storage devices such as hard drives in set-top boxes. The XTV software in the set-top box offers the viewer simple ways to select viewing choices from the EPG. Subsequently, the XTV software accesses the content being transmitted and records it onto the disk. Stored content can then be viewed by the subscriber at his convenience. The technology also enables the viewer to "pause live TV". The XTV-enabled set-top boxes and head-end systems are tightly integrated with our conditional access technologies, ensuring that the content in the subscriber's set-top box is stored in encrypted form so that viewing, copying or distribution can be controlled by the platform operator or content owner.

We do not manufacture or market the XTV-enabled set-top box. We have worked with several set-top box manufacturers to develop XTV-enabled set-top boxes for BSkyB and Sky Latin America in Brazil and Mexico. We are now working on the implementation of XTV for four other platform customers.

Most of our competitors in PVR technologies are companies that market the set-top box as well as the software required to operate a PVR. These companies include Tivo, Inc. and Scientific Atlanta, Inc.

OpenBet

Our OpenBet software is used by licensed bookmakers and gaming organisations as a platform for internet and television-based bookmaking and gaming operations. Although such bookmaking and gaming operations are highly restricted in the US, their use is permitted in several jurisdictions including the UK. OpenBet allows a single operator to create multiple betting sites (e.g., retail locations, internet, TV) all powered by the same OpenBet server. It has two main elements: the OpenBet gambling engine and the OpenBet game framework. The OpenBet gambling engine is the core of the system. It contains all the central features required by any gambling site, including customer accounts, registration and identity validation, electronic payment, event management, liability management and monitoring, multi-currency and multi-lingual functions, regulatory compliance, administration and reports. The OpenBet game framework allows operators to develop their own games. Different types of games can be hosted by the OpenBet game framework, such as sports betting, casino games, lottery games and fantasy competitions. We are expanding the OpenBet product group to include our own casino-type games and person-to-person betting.

OpenBet is used by many of the major bookmakers in the UK and some companies in the Asia-Pacific region. It is the system that is used by several bookmakers and gaming companies that operate specialist channels or applications on the BSkyB platform.

Synamedia

Synamedia is our solution for distributing pay-TV content over broadband networks, which incorporates our technologies for content personalisation, content information, content protection, encryption and rights management. It provides a broadband network operator with the ability to offer services such as video-on-demand, multi-cast TV, video streaming, content guides, interactive applications, secure commerce and PVR-type functionality. The subscriber to a Synamedia platform may be using a PC or a set-top box, and the connection to the network operator will typically be via a high-speed phone line. We have worked closely with companies such as Alcatel to integrate Synamedia with other network components. Our Synamedia technology has been successfully deployed in Japan with BB Cable and is currently being deployed with four other customers.

Secure Video Processor - "SVP"

Unprotected digital content is a major issue for content owners because it can be copied, widely redistributed and consumed at its original quality without the content owners' ability to generate revenues out of it. Content protection mechanisms are an essential element for content owners and service providers to have in order to protect their business. The rights of content owners must be balanced with the consumer's expectation to enjoy the content they have purchased on different devices. Our SVP solution is designed to meet these requirements. SVP is created by adding a small number of electronic components into an existing video processor chip which can then be integrated into any consumer electronic device such as digital television, set-top boxes, PVRs, DVDs and portable devices. An SVP-enabled chipset manages both the content and the right to use the content and allows content owners and service providers new opportunities to distribute and package digital content while ensuring that content owners' copyright are protected.

We are promoting SVP as an open standard, available to a wide range of chipset developers, consumer electronics manufacturers and pay-TV operators to ensure that the distribution of content in home networks is secure, low cost, and meets the needs of consumers. We established the SVP alliance which is an industry grouping of interested parties committed to promoting widespread secure use of digital entertainment content in the home.

During 2004 we entered into a co-operation agreement with Thomson SA to promote jointly the development of SVP and to combine it with Thomson's technology for digital content protection. We also signed an agreement with ST Microelectronics, a global chip manufacturer, to adopt our SVP technology.

Mobile DRM

Our mobile digital rights' management ("DRM") solution is designed to leverage our technologies and expertise in content protection to deliver content to mobile users. This will allow our existing customers and new potential customers to benefit from the opportunities presented by the growing availability of sophisticated mobile networks and devices. Our mobile DRM solution is aimed at assisting companies who wish to distribute valuable content to mobile phones in protecting the content revenues from threats of piracy and providing flexible business models that raise revenues and increase network traffic. Our solutions comply with relevant standards such as OMA DRM and support multiple delivery mechanisms including downloading, streaming, unicasting, multicasting, broadcasting, and secure billing and payments.


Professional Services

We complement our technologies with a wide range of services, including consulting, broadcast system design and integration, support and maintenance and, in some cases, on-site operation and management of systems we have supplied to our customers.

Our experience in implementing large and complex systems has enabled us to sell services to assist companies in planning and designing new platforms. System integration involves both the selection of appropriate vendors and the integration of various components, including those of third party manufacturers, into a single operational broadcast system. Once our customers' systems are operational, we offer them after-sale services including ongoing support and maintenance. We also offer consulting services, including business consulting and technical assistance, as well as security design for interactive and other advanced services.

We charge one-time fees for our software and systems that vary depending on the scale and complexity of the implementation. We provide design, customisation and integration services for either a fixed price fee or on a time and materials basis.

In broadcast systems integration we compete with other TV platform suppliers such as Motorola, Inc., Scientific-Atlanta, Inc., Thomson and Philips Electronics.


Intellectual property

The technology on which our business is dependent is critical to our success. We need to protect our intellectual property rights, both in our proprietary technology and in technology which is licensed to us. We rely on a combination of patent, copyright and trademark laws, trade secrets, licences, confidentiality agreements and contractual provisions to protect our proprietary rights. We generally enter into confidentiality and non-disclosure agreements with our employees, customers and suppliers.

We are the exclusive worldwide licensee of various patents, patent applications and patentable inventions from Yeda Research & Development Company Limited in Israel in the area of digital identification and signature schemes, which have been invented by Professor Adi Shamir ("the Shamir Patents"). We pay a royalty to Yeda Research & Development Company based on a percentage of relevant revenues arising from our conditional access technologies.

We have a worldwide non-exclusive licence to use certain patents owned by Thomson SA which support the MediaHighway middleware technologies. The licence was entered into as part of the MediaHighway acquisition.

We are also a non-exclusive licensee of intellectual property rights owned by various third parties. These rights have been acquired by the payment of a fixed sum or royalty.

We have developed core competencies in advanced technologies that are incorporated in a number of our systems. These proprietary technologies address specific needs of our customers and help us establish and maintain a competitive advantage.

We work on the development of high security encryption algorithms. These are mathematical procedures implemented in software that are used to accomplish a specific function such as encrypting or decrypting data, messages or video signals by means of secret keys and code words. Our security research team has developed a number of proprietary high-security encryption algorithms used in our conditional access systems.

Our chip design team has developed a number of proprietary improvements to the security and functionality of chips that we integrate into our smart cards. Such improvements include, for example, functions that hinder the unauthorised duplication of our smart cards or the use of counterfeit smart cards in a set-top box.

We have developed a number of techniques that allow us to send specially disguised and encoded messages that disable or alter the operating characteristics of our smart cards. These technologies allow our customers to disable the smart cards of delinquent subscribers. In addition, they allow our customers to combat signal theft more effectively, by altering the operating characteristics of all valid smart cards in a way which makes counterfeit smart cards incompatible with the signals transmitted by our customers.

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


Regulation

We are not an operator of conditional access systems. However, our technology is used by broadcasters and operators of conditional access systems. Our customers may therefore be subject to regulation in the jurisdictions in which they offer their services. These regulations, which differ from jurisdiction to jurisdiction, and future changes or additions to such regulations, may affect our ability to sell our conditional access technologies and services.

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


Property, plants and equipment

We operate from a number of locations principally located in the UK, Israel, France and USA. All of our facilities are leased. A list of our main facilities is set out below.

                                                                                       Approximate
    Location                       Principal Use                                       Size (sq ft)

    Staines, UK                    Executive and administrative offices                       42,000
    Maidenhead, UK                 Smart card processing and distribution                     15,000
    Chandlers Ford, UK             Software development and system integration                29,000
    Chiswick, UK                   Development of betting applications                        15,000
    Jerusalem, Israel              Research and development, conditional access system       100,000
                                   support
    Newport Beach, CA, US          Executive offices of NDS Americas                          16,000
    Lake Forest, CA, US            Smart card processing and distribution                     29,000
    Issy-les-Moulineaux, France    Software development                                       66,000

In addition, we have leased premises in Hong Kong; Copenhagen, Denmark; Beijing, China; Bangalore, India; Seoul, South Korea; and Sydney, Australia.

During the year ended 30 June 2004, we incurred capital expenditure of GBP
1.9 million related to fixtures, fittings and other improvements to leasehold premises.

Our premises in Jerusalem, Israel are in a number of separate buildings. We have entered into a lease to occupy a single building of approximately 160,000 square feet in the same area of Jerusalem. We expect to take possession of the premises by the end of calendar 2004 and we have agreed to terminate our current leases thereafter. We will incur some capital expenditure in fitting out the new premises and have budgeted approximately GBP 1 million of such expenditure in fiscal 2005.

We also have identified some surplus property leases which we have either sub-let or are attempting to dispose of. We have a provision as at 30 June 2004 of GBP 4.8 million in respect of future rental costs on properties which we will probably be unable to sub-let and certain other costs relating to termination of contracts. The maximum potential liability is approximately GBP 9.4 million and extends to 2014. The provision is based on the net amount we expect to pay after recoveries from third parties.

Apart from office accommodation and equipment, we own laboratory, design, development and test equipment that is necessary in order to conduct our research and development activities and provide our customers with products and services. During 2004 we spent approximately GBP 8.6 million on such capital items. The nature of the equipment is such that it has a relatively short estimated useful life (typically three to five years) and we expect to incur capital expenditure in the future so that our facilities remain up-to-date.

We have received grants from the government of the State of Israel towards the cost of certain capital expenditure. If the conditions of the grants are not complied with, we may be required to refund the grants, in whole or in part, with interest from the date of receipt. The major conditions relating to a grant concern the maintenance of adequate non-distributable reserves and retention of the associated assets for a set period of time. The cumulative amount received and receivable to 30 June 2004 amounted to approximately GBP 6 million. It is not anticipated that any repayment will be required. The fixed assets of NDS Technologies Israel Limited, with a net book value of approximately GBP 5.4 million as at 30 June 2004, are the subject of a floating charge to secure compliance with the terms of the grants.

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

Overview

Our business is described in Item 4: "Information on the Company". The technology that we supply is a business-critical element of the broadcasting systems used by pay-TV platform operators and others involved in the distribution of entertainment and related content to multiple consumers. We have long-term contracts with many of our customers reflecting the fact that the technology choices made by our customers are major investment decisions which are not easy to change and which require on-going commitment from both parties. A significant proportion of our revenues is driven by the number of subscribers, and the growth in the number of subscribers, to a particular pay-TV platform. Certain of our new technologies may provide platform operators and content providers with additional revenue streams and may further drive subscriber growth or aid subscriber retention. Therefore, a key performance measure for our business is the number of subscribers to our platform customers and the potential of those platform customers to grow their subscriber bases. As of 30 June 2004, there were 44.0 million active set-top boxes using our conditional access technology, a rise of 9.3 million of the year. A cumulative 18 million set-top boxes had been distributed incorporating our middleware. We currently support 40 pay-TV platforms around the world in the UK, Europe and the Middle East, the USA, Latin America and the Asia-Pacific region

Until 13 August 2003, we provided conditional access services, including the supply of smart cards to DIRECTV in the USA. The contract came to an end on 13 August 2003 and subsequently we received payments under post-termination support arrangements. Additionally, we received payments from DIRECTV for the use of NDS technology contained within cards which DIRECTV had procured from a third party. In March 2004, NDS and DIRECTV signed a new six-year contract for conditional access services, which was effective from 1 March 2004. Under the new contract, we receive monthly fees for the provision of conditional access services, which includes NDS taking on the obligation to provide periodic replacement smart cards in the future as an integral part of the security maintenance activities. In June 2004, we also took on the supply of new smart cards. Therefore fiscal 2004 was a year of transition as we moved from the end of one DIRECTV contract to a new relationship with them.

During fiscal 2004, we have increased our headcount and purchased additional technical equipment for use by our research and development and operations staff. This has increased our operating cost base. Part of this increase is to support the new conditional access agreement with DIRECTV. We have also increased the number of employees involved in the development of applications which we characterise as new technologies. Much of this development has been in advance of signing contracts with customers for such new applications.

A further element of investment in fiscal 2004 was been the acquisition of the MediaHighway middleware business from Thomson SA in December 2003 for EUR 60 million. This has increased the range of middleware functionality that we can offer our customers.

During fiscal 2004, we worked on major delivery projects for Foxtel, Sky Italia, Sky Life, Sky Latin America, Galaxy, Cablevision and BSI. We also completed the conditional access conversion for Viasat from a competitor system to NDS VideoGuard, eliminating piracy and expanding functionality.

As a consequence of these factors our revenues were GBP 221 million in fiscal 2004 compared to GBP 237 million in fiscal 2004. Our net income was GBP 18 million in fiscal 2004 compared to GBP 26 million in fiscal 2003.

Explanation of revenues and expenses

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

Conditional access revenues

Conditional access revenues from a particular platform operator are generally related to the number of subscribers to that platform. Contracts with customers typically provide for the long-term supply of smart cards and the provision of conditional access services to preserve the security of the platform. The volume of smart cards supplied depends on demand by consumers for set-top boxes, which enable the subscriber to receive a broadcaster's programmes and services. The nature and extent of the security services vary by customer and are reflected in the fees paid, which are typically determined by the number of smart cards in use and authorised by the platform operator. Thus, a significant proportion of the growth in conditional access revenues is driven by the growth in the underlying subscriber bases of our pay-TV customers.

Conditional access revenues consist of sales of smart cards and the receipt of subscriber fees. Smart cards are sold to the broadcaster at an agreed unit price for use by their subscribers. In some circumstances, we receive fees from broadcasters for the maintenance of the security of conditional access systems for a specified duration which is typically between 24 and 48 months. Fees are received over the duration of the agreed service period and are related to the number of subscribers to the platform. In some instances, the maintenance of security requires us to replace a population of smart cards ("changeover cards"). In other cases, a broadcaster may purchase separately new cards for all its customers at an agreed price which may be discounted to reflect the size of an order and the fact that the development of the replacement cards has been paid for separately.

Integration, development and support revenues

Integration, development and support consists of activities such as software development and adaptation; design, implementation and project management of broadcasting systems; and, ongoing support and maintenance of software and broadcast systems. Integration, development and support fees are related to our ability to obtain new customers for systems and technology and to provide sufficient resources to accept a new contract. Such revenues depend on the amount of time required to manage the integration, customise or develop the software and also on the level of support and assistance required by the customer.

Contracts for development, integration and installation work are undertaken for customers on the basis of time and materials, or according to fixed price terms, or a combination of the two. The duration of such contracts has varied from a few weeks to approximately two years. Contracts for the initial supply of a system are typically followed by separate contracts for system enhancements and additional features. Support and maintenance contracts typically involve negotiation of a fixed periodic fee over the term of the contract.

Licence fees and royalties

We derive licence fees and royalties from licensing technology to broadcasters for use in their head-end and to set-top box manufacturers. Licence revenues are dependent upon our ability to obtain new customers and upon the ongoing needs of existing customers to expand their services or upgrade their systems to more sophisticated technology. Royalty income is typically receivable on the basis of the number of units manufactured or deployed by a licensee. Royalties are generally a function of the number of set-top boxes manufactured, which in turn is dependent upon the ability of the broadcaster or service provider to generate new subscribers.

New technologies

We have developed, and are marketing, new technologies which offer the platform operator or content provider the opportunity to increase the revenue per subscriber through enhancing the viewing experience and delivering more than just video. Examples include games and gaming, interactive applications, PVR technologies, OpenBet, and Synamedia (technology to manage and control the secure distribution of digital content via broadband networks). Revenues under this category are in the form of development fees, licence fees or royalties per subscriber or user. These are typically earned on the successful deployment of technology to a customer or on the manufacture of the set-top box or device containing the technology. In some instances, an ongoing fee is payable for support and maintenance which is dependent upon the number of subscribers having access to, or making use of, the enhanced functionality. We have entered into several revenue-share arrangements.

The new technologies revenue stream depends upon us developing and selling applications for use by platform operators and content providers, and the take-up by subscribers of new services, applications and functions offered by the service provider.

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

The physical costs of smart cards include the costs of the integrated circuits manufactured by third party suppliers, the micro-module which houses the computer chips and the plastic body of the smart cards. We do not manufacture smart cards, but our engineers design their embedded computer chips, arrange for their manufacture and assembly by third party suppliers and then program the smart cards with proprietary software. Component costs are dependent upon the costs of raw materials, including the cost of computer chips, plastic and assembly, and the volume of smart cards purchased and processed in any period.

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

Sales and marketing

Sales and marketing costs mainly consist of personnel and related costs of our sales and marketing staff in the UK, Europe and the Middle East, the USA and the Asia-Pacific region. Marketing costs also include advertising, exhibitions, marketing communications and demonstration activities.

Research and development

Research and development costs consist mainly of salary and related costs attributable to employees in Israel, the UK, France, Denmark, China and India who are developing our technology. Costs include consumables and the depreciation of equipment used in development and test activities and the benefit of grants which we have received from the government of the State of Israel. All research and development costs are written off in the period in which they are incurred.

General and administration

General and administration costs consist primarily of personnel, facilities, infrastructure, legal and administration costs. A separate element of operating costs is foreign exchange gains and losses. As an international business, NDS transacts with customers and suppliers in a number of currencies and is therefore exposed to gains and losses arising on the translation of monetary assets and liabilities denominated in currencies other than pounds sterling.

Amortisation of intangible fixed assets

Our assets include goodwill and other intangible assets arising on the acquisition of the businesses which together comprise NDS as it is now structured. This includes goodwill and other intangible assets recognised as part of the acquisitions of Orbis, Visionik and MediaHighway.


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

Results of operations

The results of our operations for the three years in the period ended 30
June 2004 are presented and analysed below according to the revenue streams and cost categories identified above. The measurement of revenues and costs is in accordance with our accounting policies under UK GAAP as described in detail in
Note 1 to our consolidated financial statements.

                                                           Year ended            Year ended            Year ended
                                                              30 June                30 June              30 June
                                                                 2004                   2003                 2002
                                                          GBP '000                  GBP '000             GBP '000
Revenues
Conditional access                                            118,880                144,789               125,068
Integration, development & support                             32,044                 33,234                43,737
Licence fees & royalties                                       29,101                 22,254                30,615
New technologies                                               36,950                 32,451                33,338
Other revenue                                                   3,558                  4,509                 8,030
                                                      ------------------     ------------------    ------------------
Total revenues                                                220,533                237,237               240,788
                                                      ------------------     ------------------    ------------------

Cost of sales
Smart card & changeover provisions                            (28,352)               (63,309)              (49,160)
Operations & support                                          (27,322)               (21,124)              (23,300)
Royalties                                                      (4,250)                (4,638)               (4,397)
Other                                                          (1,669)                (5,396)               (6,250)
                                                      ------------------     ------------------    ------------------
Total cost of sales                                           (61,593)               (94,467)              (83,107)
                                                      ------------------     ------------------    ------------------
Gross profit                                                  158,940                142,770               157,681
                                                      ------------------     ------------------    ------------------
Gross profit as % of revenue                                   72.1%                  60.2%                 65.5%

Operating expenses, excluding amortisation of
intangible fixed assets and exceptional items
Sales & marketing expenses                                    (14,445)               (14,208)              (15,876)
Research & development                                        (82,491)               (61,294)              (68,738)
General & administration                                      (18,252)               (21,528)              (21,619)
Foreign exchange gains (losses)                                 1,085                  1,130                (1,403)
Losses on investments                                            (244)                  (465)                    -
                                                      ------------------     ------------------    ------------------
Total                                                        (114,357)               (96,365)             (107,636)
                                                      ------------------     ------------------    ------------------
Operating income, before amortisation of intangible
fixed assets (EBITA)                                           44,585                 46,405                50,045
Operating income as % of revenue                               20.2%                  19.6%                 20.8%

Regular amortisation of intangibles                           (12,252)                (9,602)               (7,350)
Impairment charge                                              (6,510)                     -                     -
                                                      ------------------     ------------------    ------------------
Operating profit                                               25,821                 36,803                42,695

Share of associate's operating profit (loss)                        -                   (280)                   21
Net interest income                                             4,214                  2,887                 2,513
                                                      ------------------     ------------------    ------------------
Profit on ordinary activities before tax                       30,035                 39,410                45,229

Taxation                                                      (12,038)               (13,472)              (14,551)
                                                      ------------------     ------------------    ------------------
Profit on ordinary activities after tax                        17,997                 25,938                30,678

Equity minority interests                                         472                    102                     -

                                                      ------------------     ------------------    ------------------
Net profit                                                     18,469                 26,040                30,678
                                                      ------------------     ------------------    ------------------


Commentary on year ended 30 June 2004 compared to year ended 30 June 2003

The results of the year and the comparison with prior year are significantly affected by business conducted with DIRECTV. Until 13 August 2003, we provided conditional access services, including the supply of smart cards to DIRECTV in the United States. The contract came to an end on 13 August 2003 and subsequently we received payments under post-termination support arrangements. Additionally, we received payments from DIRECTV for the use of NDS technology contained within cards which DIRECTV had procured from a third party.

In March 2004, NDS and DIRECTV signed a new six-year contract for conditional access services, which was effective from 1 March 2004. Under the new contract, we receive monthly fees for the provision of conditional access services, which includes NDS taking on the obligation to provide periodic replacement smart cards in the future as an integral part of the security maintenance activities. In June 2004, we also took on the supply of new smart cards.

Comparisons are also affected by the results of the MediaHighway business which we acquired on 16 December 2003.

Revenues

Full year revenues were GBP 220.5 million, compared to GBP 237.2 million in the prior year. The reduction in revenues of 7% is due to the decrease in revenues from DIRECTV, off-set in part by the acquisition of the MediaHighway business; excluding DIRECTV and the acquisition of the MediaHighway business, underlying revenues have increased by 19%.

Conditional access revenues were GBP 118.9 million for the year, compared to GBP 144.8 million in the prior year, a reduction of 18%. In fiscal 2003, we shipped substantial volumes of smart cards to DIRECTV for their card changeover. These shipments ceased in May 2003 and resumed, following completion of transitional arrangements in the new contract, in June 2004. Conditional access services income from DIRECTV, based on the number of authorised cards and subscribers ceased on expiry of the old contract in August 2003 and resumed, at a higher level, in March 2004. We shipped a total of 8.0 million cards in the year across all our customers, compared to 19.3 million in fiscal 2003. Subscriber growth has continued across most platforms. As at June 2004, 44.0 million authorised smart cards containing NDS technology were in use, a rise of
9.6 million or 28% over the year. In addition to growth at DIRECTV, there has also been substantial shipment of cards and growth in subscribers at Sky Italia (which is in the process of switching all its subscribers to NDS technology), Viasat in Scandinavia (where NDS conditional access is replacing an incumbent supplier) and FOXTEL in Australia (which launched a full digital service in March 2004).

Integration, development and support revenues were GBP 32.0 million for the year, compared to GBP 33.2 million in the prior year, a decline of 4%. Major project deliveries in the year include FOXTEL, Sky Italia, Galaxy in Hong Kong, Viasat and Voom in the US. Additional system enhancements were provided to BSkyB in the UK, Cablevision in the US, Sky Life in Korea and our customers in Latin America and Israel. We have delivered change requests and routine maintenance services to existing pay-TV customers. We continue to earn revenues from integrating our technology with many different manufacturers of set-top boxes and components for use in consumer devices. We have earned revenues from several manufacturers who have brought out new set-top box models, particularly for use in the Asia-Pacific and European markets.

Licence fee and royalty income was GBP 29.1 million for the year, compared to GBP 22.3 million in the prior year, an increase of 30%. There has been a decline in licence fee income (i.e., fees paid on delivery of a system), reflecting the nature of systems delivered in the year and an evolution in our business model whereby a greater proportion of our revenues is dependent on subscriber growth. Royalty income (i.e. fees paid on deployment of set-top boxes) has increased. This is due to higher production volumes of set-top boxes reported by manufacturers across many platforms, reflecting the growth in subscribers. This revenue stream includes royalties from set-top box manufacturers in respect of MediaHighway middleware, arising principally from the Canal+ platform family.

Revenues from new technologies increased by 14% to GBP 37.0 million for the year, from GBP 32.5 million in the prior year. The increase reflects an increasing penetration of our MediaHighway advanced middleware and of our PVR technology into deployed set-top boxes. We continue to earn revenues for the authentication and authorisation of interactive services on the BSkyB and other platforms, which are driven by underlying subscriber numbers.

The comparison of reported revenues has been adversely affected by the relative weakness of the US dollar in the current year compared to the previous year. We estimate that the weaker US dollar reduced reported revenues in fiscal 2004 by about 4% in comparison to fiscal 2003.

Margins

Gross margin was 72.1%, compared to 60.2% in the prior year. As with revenues, comparative margins are materially affected by the DIRECTV contracts. In fiscal 2003, card sales to DIRECTV were very high and at a discounted price reflecting the size of the order. This lowered the margin over the year as a whole, but the effect was less marked in the fourth quarter as the order was completed. Margins in the first two quarters of fiscal 2004 were boosted by compensatory conditional access payments from DIRECTV which had no associated material cost of sales. Margins have been lower since March 2004 as the new DIRECTV contract has come into effect. A major component of cost of sales is now the provision for future DIRECTV card changeovers. Prior year numbers were also adversely affected by a bad debt charge, part of which was reversed in the current year on the partial payment of debts previously written off, due to two customers emerging from bankruptcy protection.

Operating Expenses

We made a decision to increase substantially the resources and capacity of the NDS business in fiscal 2004, as we believed that this would be fundamental to the positioning of NDS to take full advantage of renewed economic growth and the plans of our major customers further to develop their businesses. As a result, headcount has risen substantially. At June 2004 we employed just over 2,000 staff (including contractors). We have recruited 245 new employees since June 2003 and the MediaHighway acquisition added a further 300 employees, resulting in increased operating expenses. This has been especially marked in research and development where costs (including facilities and support costs) have increased from GBP 61.3 million to GBP 82.5 million for the year. This includes all of the costs of the MediaHighway operations in France. The increase in underlying costs is greater than the reported amounts would indicate, as the costs of our Israel facilities are denominated in US dollars and therefore reported sterling amounts have benefited from the weaker dollar / sterling exchange rate.

Sales and marketing costs have remained flat year-on-year. General and administrative expenses (which exclude foreign exchange gains and losses, and the amortisation of intangible fixed assets acquired as part of a business combination) have declined. The prior year included costs incurred in connection with litigation of GBP 3.8 million. Litigation costs have continued to be incurred in the current year, albeit it at a lower level.

Included within operating costs in the current quarter is a net amount of GBP 0.2 million related to the disposal of our 80% investment in Fancy a Flutter Limited, which operated a games and gaming channel on the BSkyB platform. Having invested in setting up the channel in May 2003, in partnership with the Rank Group, as a means of demonstrating how our technologies could be combined into an integrated way to offer a new gaming experience to the viewer, we decided to sell it as a going concern to a company that had the expertise in consumer marketing required to grow the business. Its results were not material to NDS.

We also incurred net foreign exchange gains resulting from the volatility in the currency exchange rates. Substantially all of the current year gain of GBP 1.1 million arose on a Euro forward purchase contract to fix the purchase price of the MediaHighway acquisition in the period between signing the acquisition agreement and the completion of the transaction. Other net gains and losses on currency revaluations broadly cancelled out, compared to a net gain of GBP 1.1 million in fiscal 2003 because we have had a "natural hedge" on various currency flows. We have not entered into any other free-standing derivative contracts during either of the two years ended 30 June 2004 to mitigate against currency risk, but we continue to monitor the situation.

EBITA

Our preferred operating measure of profitability, EBITA (defined as operating profit before amortisation of intangible fixed assets acquired as part of a business combination) was GBP 44.6 million, compared to GBP 46.4 million in the prior full year. We consider this to be a useful measure of profitability for investors and management in comparing results from different periods. Some of our intellectual property rights have been developed internally and are not recognised as assets; others have been purchased by way of a business combination and recognised as assets whose amortisation is an expense in subsequent periods. Therefore EBITA measures profitability before this distortion. Operating profit under UK GAAP is equal to EBITA less charges for amortisation of intangible fixed assets acquired as part of a business combination as shown below under "Operating profit". Operating profit as measured under UK GAAP was GBP 25.8 million for the year (being EBITA as defined above of GBP 44.6 million less amortisation and impairment charge totalling GBP
18.8 million), compared to GBP 36.8 million for the prior year (being EBITA of GBP 46.4 million less amortisation of GBP 9.6 million). The change in EBITA over the year reflects a combination of changed gross margins related primarily to the DIRECTV contracts and increased operating costs. Much of the increased operating cost has been devoted to new product development and has not yielded additional revenues in the current period. Additionally, the incremental operational costs resulting from the MediaHighway acquisition have, as expected, exceeded the incremental revenues. Together, all these factors have slightly increased the operating margin percentage in the current year.

Amortisation

The charge for the amortisation of intangible fixed assets acquired as part of a business combination includes amounts relating to the MediaHighway acquisition. Following the acquisition, we obtained an independent valuation of the separable intangible assets acquired. We also examined in detail the plans and projections of the acquired business and the way in which it has been integrated quickly into the rest of the NDS organisation. As a result of this assessment we have concluded that the values attributed to the intellectual property rights and products of the MediaHighway business (GBP 34.7 million at acquisition) are supported by our business plans and cash flow projections. However, the projections of the incremental future cash flows attributable to the acquired business do not support the value of goodwill acquired. Accordingly we have recorded an impairment charge to write down the acquired goodwill from its cost of GBP 6.5 million to nil.

Operating profit

As a result of the factors outlined above, operating profit as measured under UK GAAP was GBP 25.8 million for the year (being EBITA as defined above of GBP 44.6 million less amortisation and impairment charge totalling GBP 18.8 million), compared to GBP 36.8 million for the prior year (being EBITA of GBP
46.4 million less amortisation of GBP 9.6 million).

Interest

Interest income was higher in the current year due to higher average cash balances.

Taxation

Our effective tax rate has increased from 34.2% in fiscal 2003 to 40.0% in fiscal 2004. This is due to a greater proportion of disallowable amortisation charges and in particular, the goodwill impairment charge. We have also generated tax losses in certain subsidiaries for which no immediate relief is available and for part of which, no deferred tax asset has been recognised. This is partially off-set by the availability of certain research and development tax credits in the UK.

Profit for the year attributable to shareholders

The net profit attributable to shareholders was GBP 18.5 million for the full year, compared to GBP 26.0 million for the prior year.


Commentary on year ended 30 June 2003 compared to year ended 30 June 2002
Revenues

Revenues decreased by 1% to GBP 237.2 million in 2003 from GBP 240.8 million in 2002.

Conditional access revenues increased by 16% to GBP 144.8 million in 2003 from GBP 125.1 million in 2002. The bulk of the increase was attributable to DIRECTV. During the period commencing in February 2002 and finishing in May 2003, we supplied 20 million smart cards to DIRECTV as part of a planned card changeover programme. 14.1 million units were shipped in 2003 versus 5.9 million units in 2002. Demand for smart cards from customers in Europe and Latin America was at similar levels to 2002, but shipments to customers in Latin America were much lower in 2003. We recognised income on a total of 19.3 million units in 2003, compared to 14.7 million in 2002. A further 6.7 million units were supplied to BSkyB as part of the planned card changeover required to sustain the security of the system. BSkyB paid for these replacement cards as part of its monthly per-subscriber fee and therefore these units had no direct impact on reported revenues in the period. As at 30 June 2003, 34.4 million smart cards supplied by NDS were in use by our customers' subscribers, compared to 29.6 million at 30 June 2002. This represents a net increase of 4.8 million subscribers or 16% over the year.

Integration, development and support revenues declined by 24% to GBP 33.2 million in 2003 from GBP 43.7 million in 2002. During 2003, we delivered new systems to customers in Taiwan and China, but these projects were smaller than those completed in 2002, which included a major system for SkyLife in Korea. Income was also earned in the year from enhancements to major systems installed in previous periods, as well as from long-term ongoing support and maintenance contracts. The number of support and maintenance contracts increased as more broadcasters purchased these services. However gross revenues declined during 2003 because several customers purchased support for hardware directly from the supplier, rather than via NDS.

Licence fees and royalty income declined by 27% to GBP 22.3 million in 2003 from GBP 30.6 million in 2002. Licence fee income declined as a consequence of the low number of larger new systems supplied in 2003 compared to 2002. During the first half of 2003, we experienced a marked decline in set-top box royalties, which we attribute to manufacturers and distributors drawing down their inventories (on which we had been paid royalties in previous periods). This decline reversed in the second half of 2003. An increasing proportion of royalty income was derived from NDS Core and our EPGs.

Revenues from new technologies declined by 2% to GBP 32.5 million in 2003 compared to GBP 33.3 million in 2002. Several new licence agreements were signed during the year for our OpenBet software. During 2003, we delivered our Synamedia system for use over broadband networks to BB Cable in Japan. We continued to earn fees for the authentication and authorisation of interactive services on the BSkyB and other platforms, which are driven by underlying subscriber numbers. Revenues in this caption in 2002 included initial amounts received in respect of our XTV PVR technology which is being used by BSkyB and which is being marketed under the brand "Sky+", and additional but lower revenues were recognised in 2003.

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

Cost of sales and gross margin

Cost of goods sold increased to GBP 94.5 million in 2003 from GBP 83.1 million in 2002. Gross profit as a percentage of revenues declined to 60.2% in 2003 from 65.5% in 2002. The biggest cost increase was in smart card material costs, due to the high volumes of cards supplied during the year. Because of lower prices charged to DIRECTV, reflecting a volume discount because of the size of the order, gross margins from card sales were lower. Lower costs of operations and support, which are largely a function of staff costs, reflected the lower level of system deliveries in 2003. The higher charge for royalties was primarily due to revenue mix, as our conditional access revenues attract higher royalty payments. Other cost of sales was lower because of fewer purchases of hardware for supply to customers as part of a system delivery. Other cost of sales included a bad debt expense of GBP 1.6 million in 2003 and GBP 1.8 million in 2002. The charge in 2003 related to two customers who defaulted on agreed payment plans; the charge in 2002 related to three customers who entered bankruptcy.

Operating expenses

Sales and marketing expenses declined by 11% to GBP 14.2 million in 2003 from GBP 15.9 million in 2002. The decline was as a result of a more targeted approach to marketing, concentrating on key trade shows and audiences, combined with some redeployment of employees within our business. The weaker US dollar reduced sterling-reported costs of our US sales and marketing activities, where we increased headcount and activity.

Research and development expenditure decreased by 11% to GBP 61.3 million in 2003 from GBP 68.7 million in 2002. Average full-time headcount in research and development activities actually increased from 841 to 879. Most of the growth was in relatively low-cost regions, particularly in India. The main reason for the decline in research and development expenditure in 2003 was the weaker US dollar, which reduced the sterling-reported costs of our Israeli operations. In US dollar terms, the costs of our Israeli operations declined by about 10%, mainly through reduced use of contractors and lower discretionary expenditure, including travel, which is a consequence of the lower level of project deliveries in the year.

General and administration costs (which exclude foreign exchange gains and losses, losses on investments and charges for the amortisation of intangible fixed assets acquired as part of a business combination) decreased marginally to GBP 21.5 million in 2003 from GBP 21.6 million in 2002. During 2003 were incurred costs associated with litigation of GBP 3.8 million, compared to GBP
1.6 million in 2002. In 2002 we also recorded a charge of GBP 2.3 million in respect of onerous property leases identified as being surplus to our requirements.

During 2003 and following discussions with the fund manager, it became apparent that there was little prospect of realising value in the foreseeable future from an investment in a venture capital fund. Accordingly the investment with a cost of GBP 0.5 million was written-off.

During 2003 we recorded foreign exchange gains of GBP 1.1 million compared to losses of GBP 1.4 million in 2002. We estimate that foreign exchange gains reported in the profit and loss account, combined with the reduction in reported revenues and costs referred to above, have had a broadly neutral effect on reported operating profit and a negative affect on reported net assets (the latter showing in the accounts as a movement in reserves).

EBITA

The factors outlined above have resulted in a decrease in the EBITA measure of profitability to GBP 46.4 million in 2003 from GBP 50.0 million in 2002. As a percentage of revenues, this measure has decreased from 20.8% in 2002 to 19.6% in 2003. Operating profit under UK GAAP is equal to EBITA less charges for amortisation of intangible fixed assets acquired as part of a business combination as shown below under "Operating profit". Operating profit as measured under UK GAAP was GBP 25.8 million for the year (being EBITA as defined above of GBP 44.6 million less amortisation and impairment charge totalling GBP
18.8 million), compared to GBP 36.8 million for the prior year (being EBITA of GBP 46.4 million less amortisation of GBP 9.6 million).

Amortisation

Charges for the amortisation of intangible fixed assets acquired as part of a business combination rose from GBP 7.4 million in 2002 to GBP 9.6 million in 2003. This is due to the acquisition of certain intellectual property rights as part of the Visionik acquisition in May 2002 and the consequence of increasing (in March 2002) the amount of goodwill arising on the Orbis acquisition.

Operating profit

The factors outlined above have resulted in a decrease in operating profit under UK GAAP to GBP 36.8 million (being EBITA of GBP 46.4 million less amortisation of GBP 9.6 million) in 2003 from GBP 42.7 million in 2002 (being EBITA of GBP 50.0 million less amortisation of GBP 7.4 million).

Non-operating items

In 2003 we earned net interest income of GBP 2.9 million on cash balances compared to GBP 2.5 million in 2002. Our cash balances have increased in the year but this has been offset by reductions in interest rates.

During 2003 we terminated our relationship with ADSR Limited, a chip design and consultancy company in which we had a 40% equity interest. As part of the termination we received a rebate of certain fees paid to ADSR, we purchased certain of its fixed assets and obtained full repayment of loan financing provided to ADSR. We then sold our shares for a nominal sum. These transactions resulted in a net charge of GBP 0.3 million.

Taxation

The effective tax rate increased to 34.2% of profit before tax in 2003 from 32.2% of profit before tax in 2002. The increase in the effective tax rate was due to the increase in the proportion of non-deductible charges for the amortisation of goodwill and the generation of certain losses for which no effective relief is available as a result of the write-off of fixed asset investments and the disposal of our investment in ADSR.

Profit for the year attributable to shareholders

As a result of the factors outlined above, net profit attributable to the ordinary shareholders of NDS Group plc declined 15% from GBP 30.7 million to GBP
26.0 million.


Differences between UK GAAP and US GAAP

The financial information discussed in the preceding section has been prepared in accordance with UK GAAP, which differs in some respects from US GAAP. An explanation and reconciliations of the differences in net income between UK GAAP and US GAAP is given in Note 31 to our consolidated financial statements. None of the recent US GAAP pronouncements is expected to have a significant effect on reported income or net assets of NDS.


Liquidity and capital resources

Cash generated from operating activities amounted to GBP 62.4 million for the year ended 30 June 2004. The increase in business activity towards the end of the year has resulted in large movements in working capital. Receivables have increased by GBP 30 million over the year. This is due to higher billings, especially in the fourth quarter. Customer deposits and deferred income have increased by GBP 17 million over the year as a result of orders received and partially paid, for cards and services to be delivered in fiscal 2005. Inventory has increased by GBP 12 million over the year as a result of procuring smart cards to meet orders from Sky Italia and DIRECTV. Other liabilities and provisions have increased by GBP 34 million due to higher liabilities in respect of card changeover obligations, very large inventory purchases towards the end of the year (which were unpaid as at year end) and increases in other liabilities reflecting the growth in the number of employees and general trading activity. In particular, our obligations to DIRECTV to provide future changeover cards to ensure the security of the conditional access system will become very significant in the future and generate large movements in working capital.

After interest, tax and capital expenditure, we generated cash of GBP 42 million. Net cash generated in the year, after acquisition payments of GBP 38 million, was GBP 4 million and we ended the year with cash of GBP 125 million.

As at 30 June 2004, approximately GBP 18.6 million of our cash was held in US dollars and GBP 10.5 million in euros, with most of the remainder being held in sterling. To date, we have placed cash in excess of our immediate requirements on deposit with banks, typically with a term of between one day and three months. We have not invested in marketable securities. As at 30 June 2004, GBP 91.5 million was held on short-term deposit, with the remaining GBP 33.6 million being in immediately available funds.

As at 30 June 2004, and as of the date hereof, we have an unused facility to borrow up to GBP 30 million from a subsidiary of The News Corporation Limited. No amounts have been drawn under this facility during fiscal 2004 or subsequently.

Cash accumulated is being held with the intention of using it for the future development of the business and there are currently no plans to pay any dividends to shareholders, although this is regularly reviewed by the Directors. We expect that we have sufficient working capital resources for our present requirements.


Research and development, patents and licences, etc.

Expenditure on research and development in each of the three years ended 30
June 2004 is shown in Note 3a to our consolidated financial statements; the numbers of staff involved are disclosed in Note 6b to our consolidated financial statements. Software engineers and equipment are the biggest components of research and development expenditure. Most of our research and development activities are conducted either in our conditional access research and development facilities in Israel, or in our software development facilities in the UK, France, China, India, Korea and Denmark. The majority of our research and development activities are centred on enhancing and expanding the scope and functionality of our existing technologies.

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


Trend information

The results of fiscal 2004 and the comparison with fiscal 2003 are significantly affected by business conducted with DIRECTV. Until 13 August 2003, we provided conditional access services, including the supply of smart cards to DIRECTV in the United States. The contract came to an end on 13 August 2003 and subsequently we received payments under post-termination support arrangements. Additionally, we received payments from DIRECTV for the use of NDS technology contained within cards which DIRECTV had procured from a third party. In March 2004, NDS and DIRECTV signed a new six-year contract for conditional access services, which was effective from 1 March 2004. Under the new contract, we receive monthly fees for the provision of conditional access services, which includes NDS taking on the obligation to provide periodic replacement smart cards in the future as an integral part of the security maintenance activities. In June 2004, we also took on the supply of new smart cards.

A significant portion of our revenues is derived from our sale of smart cards, security fees paid by our customers based upon the number of their subscribers and royalties paid to us for each set-top box incorporating our technology which is manufactured or deployed. These revenues are largely dependent upon our customers' subscriber numbers, the growth in our customers' subscriber numbers and the number of smart cards required in any period by our customers. If our customers' subscriber numbers do not continue to increase, or if the number of smart cards required in any period by our customers decreases substantially, we are unlikely to be able to generate or sustain substantial revenue growth and our operating results will be seriously harmed.

Part of our approach to maintaining the security of a particular platform is to replace the population of smart cards from time to time. For some customers, we have not assumed any liabilities to replace a population of smart cards so that when this happens it significantly changes the number of smart cards shipped from period to period, with the associated effects on revenues, costs and inventory balances. Under the previous contract with DIRECTV, we earned revenues from the supply of changeover cards and this significantly boosted revenues in fiscal 2003. No such card changeovers occurred in fiscal 2004; two are currently expected to occur in fiscal 2005. For certain other customers (including DIRECTV under our new contract) we assume the liability for maintaining the security of their conditional access systems; we change over a population of smart cards from time to time as an integral part of our security maintenance obligations. Our assessment of the risks of security breach and the effect that assessment has on the timing of card changeovers significantly affects our margins and the liabilities recognised at any balance sheet date. This factor will become more significant in the future as a greater proportion of our customer base is covered by this type of security maintenance contract.

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

The largest element of our operating costs are employee costs and property costs incurred to provide the facilities in which our employees work. The number of employees has risen to reflect the increase in the number of platform customers and the increase in the complexity of our technologies. Our headcount increased significantly in fiscal 2004, both due to the MediaHighway acquisition and the growth in our research and development and customer operations groups. We are continuing to recruit additional employees and therefore we expect our operating costs to be higher in fiscal 2005 than in 2004.

Comparisons are also affected by the results of the MediaHighway business which we acquired on 16 December 2003. For the period from 16 December 2003 until 30 June 2004 the MediaHighway business contribution to our consolidated results was revenue of GBP 7.8 million, cost of sales of GBP 0.5 million, operating expenses of GBP 14.2 million, plus GBP 2.6 million of regular amortisation and GBP 6.5 million of goodwill impairment charge.

We have increased the number of employees working on development of new technologies, especially PVR and advanced middleware functionality. We have chosen to develop proto-types and demonstrations of technologies for potential customers in advance of entering into binding contracts with those customers (which may include DIRECTV). These costs, which will continue to be incurred in fiscal 2005, might ultimately not be recovered from our customers should they choose not to proceed or if our expectations of commercial terms and prices differ from those ultimately negotiated.

We are involved in a number of ongoing litigation matters, which are discussed more fully under Item 8: "Financial Information - Litigation". We may incur costs in the future in defending actions initiated against us and in pursuing matters initiated by us. This may have a materially adverse affect on our operating results.


Off-balance sheet arrangements

We do not have any off-balance sheet arrangements requiring disclosure under this section.


Tabular disclosure of contractual obligations

                                                                              Payments due by period
                                                   -----------------------------------------------------------------------------
                                                                       Less than                                      More than
Contractual obligations                                    Total          1 year       1-3 years      3-5 years         5 years
                                                        GBP '000        GBP '000        GBP '000       GBP '000        GBP '000
Long-term debt obligations                                     -              -               -               -              -
Capital (finance) lease obligations                            -              -               -               -              -
Operating lease obligations (1)                           63,414          8,027          14,855          12,443         28,089
Smart card purchase obligations (2)                       64,917         64,917               -               -              -
Capital expenditure purchase obligations (3)                 300            300               -               -              -
Changeover provisions (4)                                 15,975              -               -          15,975              -
Provisions for employee benefits and taxes (5)             2,054              -               -               -          2,054
Due in respect of acquisitions (6)                             9              9               -               -              -
                                                   -------------- --------------- --------------- -------------- ---------------
Total                                                    146,669         73,253          14,855          28,418         30,143
                                                   -------------- --------------- --------------- -------------- ---------------

(1) Operating lease obligations
This is as shown in Note 26b to our consolidated financial statements. GBP 4,775,000 of the total is provided for as at 30 June 2004, in respect of vacant leasehold premises as described in Note 17 to our consolidated financial statements. The provision is based on the net amount expected to be paid by NDS after recoveries from third parties.

(2) Smart card purchase obligations
This represents the value of binding orders placed on suppliers. The amount relates to the future purchase of stocks to be used in the ordinary course of business and is not provided for in the financial statements.

(3) Capital expenditure purchase obligations
This represents the value of binding orders placed on suppliers. The amount relates to the future purchase of capital equipment to be used in the ordinary course of business and is not provided for in the financial statements.

(4) Changeover provisions
The amount stated above is the amount provided for as at 30 June 2004, as determined using the accounting policy set out in Note 1m to our consolidated financial statements. We estimate that the total cost of providing changeover cards to satisfy our liabilities under the current cycle of our security maintenance obligations amounts to approximately GBP 100 million. The timing of the expenditure depends on our assessment of the security risk facing our customers and the timing of deliveries of smart cards from our suppliers, amongst other factors.

(5) Provisions for employee benefits and taxes
GBP 1,336,000 of this amount relates to employee severance pay obligations referred to in Note 26d to our consolidated financial statements. Amounts are only payable if employees cease to be in employment in certain circumstances and only to the extent that the amount due is not funded by insurance policies. GBP 478,000 of this amount relates to our liability to pay UK Employer's National Insurance on the exercise by employees of certain share options. The timing and amount actually payable depends on when the employees exercise the options and the share price prevailing on the date of exercise. GBP 240,000 of this amount relates to a UK defined benefit scheme. The actual deficit on the scheme as at 30 June 2004 was GBP 4,042,000, as set out in Note 27 to our consolidated financial statements.

(6) Due in respect of acquisitions
A final payment of GBP 9,000 is due to the vendors of Visionik, which we acquired in May 2002. The amount is included within current liabilities as at 30 June 2004.

               ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management

As of the date hereof, our directors are as follows:

Name                        Date of birth         Position                                 Position held since

David DeVoe                 5 January 1947        Non-Executive Director                   October 1996
Nathan Gantcher             17 July 1940          Non-Executive Director                   January 2004
Lachlan Murdoch             8 September 1971      Non-Executive Director                   February 2002
Dr. Abe Peled               21 September 1945     Executive Director, President and        July 1995
                                                  Chief Executive Officer
Peter Powers                9 April 1944          Non-Executive Director                   January 2000

Arthur Siskind              11 October 1938       Non-Executive Director                   October 1996

David DeVoe, Arthur Siskind and Lachlan Murdoch are directors of News Corporation, which beneficially owns approximately 77.1% of our total issued and outstanding share capital and controls approximately 97.1% of the voting power of the Company.

The sole executive officer of NDS (in addition to Dr. Peled) is Rick
Medlock, Chief Financial Officer and Company Secretary, whose date of birth is 1 April 1960 and who has held the position since July 1996. Rick Medlock will resign as Chief Financial Officer and Company Secretary upon the filing of this Annual Report.

The persons named above together comprise the body which exercises administrative, supervisory and management responsibility for our affairs. Set out below is further information with respect to these persons.

David DeVoe has been a non-executive director of NDS since October 1996 and is a member of the Audit and Remuneration Committees. Mr. DeVoe has also been an Executive Director of News Corporation since 1990, Senior Executive Vice President since 1996 and Chief Financial Officer and Finance Director since 1990. Mr. DeVoe served as an Executive Vice President of News Corporation from 1990 until 1996. He has been a director of News America Incorporated since 1991, Senior Executive Vice President since 1998 and Executive Vice President from 1991 to 1998. Mr. DeVoe has been a director of Fox Entertainment Group, Inc. since 1991, and Senior Executive Vice President and Chief Financial Officer since 1998. Mr DeVoe has been a director of STAR Group Limited since 1993. Mr. DeVoe has been a director of BSkyB since 1994, a director of Gemstar-TV Guide International, Inc. since 2001 and a director of DIRECTV since December 2003.

Nathan Gantcher joined the board as a non-executive director on 5 January
2004. He is a member of the Audit and Remuneration Committees. Mr Gantcher is a private investor and serves on several corporate boards. He was the Chief Executive Officer and co-chairman of Alpha Investment Management LLC and prior to that was the vice-chairman of CIBC World Markets Corporation.

Rick Medlock was appointed Chief Financial Officer and Company Secretary of
NDS in 1996. Mr. Medlock served as Finance Director of Creative Group Holdings Ltd. from April 1994 until its sale in December 1994 to Policy Management Systems Corporation ("PMSC"), at which time Mr. Medlock was appointed Chief Financial Officer, Europe of PMSC. He is currently a non-executive director of Mondiale Publishing Limited and until 12 February 2004 was a non-executive director of Logistics Technology Group Limited. He is a fellow of the Institute of Chartered Accountants in England and Wales. Mr. Medlock received an M.A. in Economics from the University of Cambridge in 1983. Rick Medlock will resign as Chief Financial Officer and Company Secretary upon the filing of this Annual Report.

Lachlan Murdoch has been a director of NDS since February 2002. Mr. Murdoch has been an Executive Director of News Corporation since 1996 and Deputy Chief Operating Officer since 2000. Mr. Murdoch served as a Senior Executive Vice President of News Corporation from 1999 to 2000. Mr. Murdoch has been a director of News Limited since 1995, Chairman since 1997 and served as Chief Executive from 1997 to 2000, Managing Director from 1996 to 1997 and Deputy Chief Executive from 1995 to 1996. He has been a director of News America Incorporated since 1999. Mr. Murdoch has been the Chairman of Queensland Press Limited since 1996 and a director since 1994. Mr. Murdoch has been Deputy Chairman of STAR Group Limited since 1995. Mr. Murdoch has been a director of FOXTEL Management since 1998 and a director of Gemstar-TV Guide International, Inc. since 2001. Mr. Murdoch is the son of Mr. K. Rupert Murdoch, Chairman and Chief Executive of News Corporation.

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

Peter Powers has been a non-executive director of NDS since January 2000.
He is chairman of the Remuneration and Audit Committees. Mr. Powers is President and Chief Executive Officer of Powers Global Strategies LLC and served as First Deputy Mayor of the City of New York from 1994 to 1996. He has served as a director of Fox Entertainment Group, Inc. since 2003. Mr Powers is a director of Partnership for New York City, Association for a Better New York, NYC&Co., Central Park Conservancy and Safe Horizons. He is also a director of International Steel Group where he serves on the Compensation Committee and the Nominating and Corporate Governance Committee.

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

The remuneration of the individuals identified above in respect of the year ended 30 June 2004 was as follows:

                          Salary or fees       Benefits          Bonus      Expense           Pension          Total
                                                                          allowance     contributions
                                     GBP            GBP            GBP          GBP                              GBP
 David DeVoe                           -              -              -            -                                -
 Nathan Gantcher                  25,427              -              -            -                -          25,427
 Rick Medlock                    190,000          5,181        120,000       11,580           14,878         341,639
 Lachlan Murdoch                       -              -              -            -                                -
 Abe Peled                       500,000        116,708        400,000       40,000           50,000       1,106,708
 Peter Powers                     43,707              -              -            -                -          43,707
 Arthur Siskind                        -              -              -            -                -               -
                         ---------------- -------------- -------------- ------------ ----------------- --------------
                                 759,134        121,889        520,000       51,580           64,878       1,517,481
                         ---------------- -------------- -------------- ------------ ----------------- --------------

Benefits comprise the provision of a company car and health insurance and, in respect of Abe Peled only, the provision of accommodation in London. Pension contributions are amounts paid by NDS in respect of a money purchase pension scheme. Fees paid in respect of Nathan Gantcher and Peter Powers were paid, at their request, to entities connected with them, rather than to the individuals personally.


Interests in options

David DeVoe, Nathan Gantcher, Lachlan Murdoch and Arthur Siskind have no interest in options over shares in the Company. Interests of the other directors and officers in options over Series A ordinary shares of US$0.01 each are set out below. All options have been granted under the employee share options schemes described in Note 19c to our consolidated financial statements. There are no performance criteria associated with vesting.



a)  Rick Medlock
Exercise            Held at      Exercised during   Granted during    Cancelled during            Held at
price          30 June 2003           fiscal 2004      fiscal 2004         fiscal 2004       30 June 2004
$8.14                 19,000                -                    -                 -              19,000
$8.14                 30,500                -                    -                 -              30,500
$9.85                 30,500                -                    -                 -              30,500
$20.00                60,000                -                    -                 -              60,000
$21.90                21,100                -                    -                 -              21,100
$8.096                 1,799                -                    -                 -               1,799
$6.50                 16,000                -                    -                 -              16,000
$17.12                     -                -               20,000                 -              20,000
             ---------------- -------------------- ----------------- ------------------- -----------------
                     178,899                -               20,000                 -             198,899
             ---------------- -------------------- ----------------- ------------------- -----------------

Subsequent to 30 June 2004, Rick Medlock exercised 10,000 options at an exercise price of $8.14. On 24 September 2004, his unvested options lapsed. As of 18 October 2004, he has the following options:

Exercise              Vested as at
price              18 October 2004
$8.14                       9,000
$8.14                      30,500
$9.85                      30,500
$20.00                     60,000
$21.90                     10,550
$6.50                       4,000
                 ------------------
                          144,550
                 ------------------

These options expire on 23 September 2005.

b)  Abe Peled
Exercise             Held at          Exercised   Granted during         Cancelled             Held at            Vested as at
price           30 June 2003      during fiscal      fiscal 2004     during fiscal    30 June 2004 and         18 October 2004
                                           2004                               2004       at 18 October
                                                                                                  2004
$8.14                132,500                 -                 -                 -           132,500                 132,500
$8.14                 88,000                 -                 -                 -            88,000                  88,000
$9.85                 88,000                 -                 -                 -            88,000                  88,000
$20.00               200,000                 -                 -                 -           200,000                 200,000
$21.90                56,000                 -                 -                 -            56,000                  42,000
$6.50                 40,000                 -                 -                 -            40,000                  10,000
$17.12                     -                 -            60,000                 -            60,000                       -
             ----------------- ----------------- ----------------- ----------------- ------------------     -------------------
                     604,500                 -            60,000           (40,000)          664,500                 560,500
             ----------------- ----------------- ----------------- ----------------- ------------------     -------------------

These options expire between 21 May 2007 and 5 November 2013.


c)  Peter Powers
Exercise             Held at          Exercised   Granted during         Cancelled             Held at            Vested as at
price           30 June 2003      during fiscal      fiscal 2004     during fiscal    30 June 2004 and         18 October 2004
                                           2004                               2004       at 18 October
                                                                                                  2004
$20.00                 5,000                 -                 -                 -             5,000                   5,000
$21.90                 5,000                 -                 -                 -             5,000                   3,750
$6.50                  5,000                 -                 -                 -             5,000                   1,250
$17.12                     -                 -             5,000                 -             5,000                       -
             ----------------- ----------------- ----------------- ----------------- ------------------     -------------------
                      15,000                 -             5,000                 -            20,000                  10,000
             ----------------- ----------------- ----------------- ----------------- ------------------     -------------------

These options expire between 24 January 2010 and 5 November 2013.

During the year ended 30 June 2001, Peter Powers was granted 5,000 options at an exercise price which was below their intrinsic value on the date of grant. The value of the discount is charged to the profit and loss account over the vesting period of the options as share-based compensation and the charge for 2004 was GBP 6,466, which is in addition to the amounts of remuneration disclosed above. Save for this item, all other options issued since our initial public offering have been granted at the closing price quoted on Nasdaq on the last trading day preceding the grant. Options granted prior to our initial public offering were granted based on the directors' estimate of the market value of the Company, having taken independent advice.

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

The Directors who served during the year and up to the date hereof were as follows:

 Julian Brodsky    Non-Executive Director; retired 3 November 2003
 David DeVoe       Non-Executive Director
 Nathan Gantcher   Non-Executive Director; appointed 5 January 2004
 James Murdoch     Non-Executive Director; resigned 4 November 2003
 Lachlan Murdoch   Non-Executive Director
 Abe Peled         Executive Director, President and Chief Executive Officer
 Peter Powers      Independent Non-Executive Director
 Arthur Siskind    Non-Executive Director

James Murdoch was, and David DeVoe, Lachlan Murdoch and Arthur Siskind are, Directors of The News Corporation Limited, the party which exercises ultimate control over the Company. Abe Peled is a member of The News Corporation Executive Committee.

In accordance with our Articles of Association, Nathan Gantcher will retire from office and Peter Powers will retire by rotation at the Annual General Meeting to be held on 3 November 2004, and will offer themselves for re-election.

Based on its current beneficial share ownership, News Corporation, through its subsidiary News Nominees Limited, has the power to appoint and remove any director.

Apart from Abe Peled, none of the directors has a service contract with the Company. Dr. Peled was employed by the Company pursuant to a service agreement dated 1 December 1999 for an original term of three years. On 30 November 2002, and again on 30 November 2003, the contract was automatically extended for a further year and will be extended for further one-year periods unless either party gives 12 months' written notice not to extend. As of the date hereof, no such notice has been received or given. On termination, one year's salary is payable to Dr. Peled if the Company terminates the contract for reasons other than cause or death. Dr. Peled's remuneration package consists of a basic salary, benefits and discretionary bonuses. He is also eligible to participate in the Group's share option schemes. There are no specific performance criteria attaching to the remuneration package.

Audit Committee

During fiscal 2004, the members of the Audit Committee were Peter Powers (chairman from 3 November 2003), Julian Brodsky (chairman until his retirement on 3 November 2003), Nathan Gantcher (from 5 January 2004) and David DeVoe. Peter Powers and Nathan Gantcher are, and Julian Brodsky was, deemed "independent" audit committee members under the SEC's and Nasdaq's rules. David DeVoe is not deemed to be "independent" under these rules due to his position as Senior Executive Vice President and Chief Financial Officer of The News Corporation Limited, which has a controlling interest in NDS.

The Audit Committee Charter specifies that the purpose of the Audit
Committee is to assist the Board of Directors in fulfilling its oversight of (i) the integrity of the Company's financial statements and the Company's financial reporting processes and systems of internal control, (ii) the qualifications, independence and performance of the Company's independent accountants and the performance of the Company's corporate auditors and corporate audit function, including the pre-approval of fees for audit and non-audit services, (iii) the Company's compliance with legal and regulatory requirements, and (iv) if requested by the Board of Directors, review potential conflicts of interest, and shall provide an open avenue of communication among management, the independent accountants, the corporate auditors, and the Board of Directors. The Audit Committee Charter is reviewed annually.

Remuneration Committee

During fiscal 2003, the members of the Remuneration Committee were Peter
Powers (chairman), Julian Brodsky (until his retirement on 3 November 2003), Nathan Gantcher (from 5 January 2004) and David DeVoe. The committee has the authority to review and approve on behalf of the Company the entire individual remuneration package for each executive director and senior executive, including approval of: any service contract; any benefit, pension or incentive scheme entitlement; any other fees and expenses; and any compensation payable on the termination of a service contract. It also exercises all the powers and discretions vested in the Board in respect of the Group's share option schemes. The committee is authorised to obtain outside legal advice or other independent professional advice, as well as information about remuneration practices in our industry.


Employees

An analysis of the average number of employees for each of the last three fiscal years, together with the actual numbers employed as at 30 June 2004, by category of activity and geographic location is as follows:

                                                 Actual              Average             Average              Average
                                                  As at           Year ended          Year ended           Year ended
                                           30 June 2004         30 June 2004        30 June 2003         30 June 2002
    Category of activity
    Operations                                       318                288                 253                  228
    Sales and marketing                               99                 98                 133                   92
    Research and development                       1,518              1,315                 879                  841
    General and administration                        77                 72                  63                   65
                                         ---------------     ----------------    ----------------     ----------------
                                                   2,012              1,773               1,328                1,226
                                         ---------------     ----------------    ----------------     ----------------

    Geographic location
    UK                                               643                600                 524                  495
    Israel                                           675                660                 546                  546
    USA                                              123                100                  75                   81
    Asia-Pacific                                      98                 87                  74                   56
    Europe                                           335                218                  42                    3
    India                                            138                109                  67                   45
                                         ---------------     ----------------    ----------------     ----------------
                                                   2,012              1,773               1,328                1,226
                                         ---------------     ----------------    ----------------     ----------------

The growth in the number of employees is due to the growth in the number and complexity of customer contracts and the need to provide an appropriate infrastructure to support the growth of our business. Employee numbers also increased as a result of the acquisition of the MediaHighway business. We use temporary labour from time to time to provide short-term increases in capacity as and when required. During the year ended 30 June 2004 we employed an average of 144 full time equivalent temporary staff (who are included in the totals shown above). Our employees in France are subject to a collective bargaining agreement, but this does not apply to any other employees. We believe that relations with our employees are satisfactory.

Share ownership

The only director or senior executive who owns shares in the company is Rick Medlock, who owns 3,600 Series A ordinary shares of $0.01 each.

We operate various share option schemes under which options are granted to employees and directors at the discretion of the Remuneration Committee. A description of our share option schemes is provided in Note 19c to our consolidated financial statements. Details of options held by directors and the senior executive are given above.

As of 18 October 2004, the number of options outstanding was as follows:

    Grant date                 Expiry date               Exercise Price               Number         Number
                                                                                 Outstanding         Vested

    01 May 2001                30 October 2004                  $34.500             3,001             3,001
    01 September 2002          30 April 2006                     $8.096           288,732                 -
    22 May 1997                21 May 2007                       $8.140           497,865           497,865
    06 April 1998              05 April 2008                     $8.140           370,113           370,113
    25 March 1999              24 March 2009                     $9.850           461,574           461,574
    05 May 1999                04 May 2009                       $9.850             4,000             4,000
    23 November 1999           22 November 2009                 $20.000           719,873           719,873
    25 January 2000            24 January 2010                  $43.000            11,500            11,500
    28 April 2000              27 April 2010                    $56.875            10,092            10,092
    25 September 2000          24 September 2010                $20.000             8,750             8,750
    05 December 2000           04 December 2010                 $60.000            19,067            14,300
    04 October 2001            03 October 2011                  $21.900           876,379           657,284
    13 March 2002              12 March 2012                    $16.950            23,600            11,800
    03 June 2002               02 June 2012                     $11.400             5,000             2,500
    21 November 2002           20 November 2012                  $6.500           204,658            51,164
    09 January 2003            08 January 2013                   $7.530           152,200            38,050
    10 February 2003           09 February 2013                  $7.490             4,000             1,000
    05 November 2003           04 November 2013                 $17.120           823,935                 -
    01 July 2004               30 June 2014                     $25.150            25,000                 -

                                                                            ----------------- --------------
                                                                                4,509,339         2,862,866
                                                                            ----------------- --------------


            ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

As at 18 October 2004, our outstanding voting securities consisted of 12,493,352 Series A ordinary shares of $0.01 each (having one vote per share) and 42,001,000 Series B ordinary shares of $0.01 each (having ten votes per share). All of the Series B ordinary shares are held by News Nominees Limited, an indirect subsidiary of News Corporation. As a consequence of its ownership of the Series B ordinary shares, News Corporation is entitled to approximately 97.11% of the aggregate voting power of NDS. News Corporation is a diversified international media company.

Approximately 30% of the voting stock of News Corporation is owned by (1)
Mr. K. Rupert Murdoch, (2) Telegraph Investment Co. Pty. Ltd., (3) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and certain charities and (4) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of shares of News Corporation owned by such persons and entities and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation and therefore also the Company. News Corporation has proposed to its shareholders a reorganization transaction that would change the place of incorporation of News Corporation to the United States. In connection with this reorganization, News Corporation would acquire from Murdoch family interests certain companies holding approximately 58% of Queensland Press Pty Ltd not already owned by News Corporation. This transaction is subject to shareholder and court approval and, if approved, is expected to be completed in November 2004. As a result of the proposed transaction, the Murdoch family interests will own approximately 29.47% of the voting shares of News Corporation, which is slightly less than the 29.86% of the voting shares of News Corporation that the Murdoch family interests currently control.

As at 18 October 2004, all but 16 of the 12,493,352 Series A ordinary shares in issue were held by The Bank of New York as custodian in respect of ADSs they have issued. We are informed by The Bank of New York that as at 30 September 2004, there were 8 holders of record in the US.

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

We conduct business transactions with entities which are subsidiaries or affiliates of News Corporation on normal commercial terms. These entities are considered to be related parties. Agreements covering these arrangements were entered into in the context of two entities over which a third entity exercises significant influence or control. There can be no assurance that each of the agreements, or the transactions provided for therein, or any amendments thereof will be effected on terms at least as favourable to NDS as could have been obtained from unaffiliated third parties. Such agreements and amendments thereto are approved by our Audit Committee.

These transactions are of two main types, which are the provision by NDS of technology and services for digital pay-TV systems and the receipt by NDS of administrative services from News Corporation. Information about such related party transactions is given in Note 28 to our consolidated financial statements.


                          ITEM 8. FINANCIAL INFORMATION

The financial statements filed as part of this Annual Report on Form 20-F are listed in Item 18 and begin on page F-1.

Export sales

Export sales, being sales to customers located outside the UK, are a significant proportion of our total sales. For the year ended 30 June 2004, export sales amounted to GBP 140.4 million (or 63.6% of our total sales); year ended 30 June 2003: GBP 162.3 million (or 68.4% of our total sales); year ended 30 June 2002: GBP 168.1 million (or 70.2% of our total sales).

Litigation

On 6 June 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (collectively, "Echostar") filed an action against NDS in the United States District Court for the Central District of California. Echostar filed an amended complaint on 8 October 2003. The amended complaint purported to allege claims for violation of the Digital Millennium Copyright Act ("DMCA"), the Communications Act of 1934 ("CA"), the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California's Unfair Competition statute and the federal RICO statute. The complaint also purported to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint sought injunctive relief, compensatory and exemplary damages and restitution. On 22 December 2003, all of the claims were dismissed by the court, except for the DMCA, CA and unfair competition claims, and the Court limited these claims to acts allegedly occurring within three years of the filing of the complaint. Echostar filed a second amended complaint. NDS filed a motion to dismiss the second amended complaint on 31 March 2004. The motion was scheduled to be heard by the Court on 23 July 2004. On 21 July 2004, the Court issued an order granting a motion for a more definite statement and gave Echostar 10 days in which to file a third amended complaint that corrects the deficiencies noted in the court's order. EchoStar filed a third amended complaint on 4 August 2004. NDS intends vigorously to defend the action and has filed a motion to dismiss the third amended complaint. A hearing has been set for 13 December 2004.

On 25 July 2003, Sogecable, S.A. and its subsidiary Canalsatellite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies SA (together, "Sogecable"), filed an action against NDS in the United States District Court for the Central District of California. Sogecable filed an amended complaint on 9 October 2003. The amended complaint purported to allege claims for violation of the DMCA and the federal RICO statute. The amended complaint also purported to allege claims for interference with contract and prospective business advantage. The complaint sought injunctive relief, compensatory and exemplary damages and restitution. On 22 December 2003, all of the claims were dismissed by the court. Sogecable filed a second amended complaint. NDS filed a motion to dismiss the second amended complaint on 31 March 2004. On 4 August 2004, the court issued an order dismissing the second amended complaint in its entirety. Sogecable has indicated its intention to appeal the court's order.

In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. and certain of its affiliates in the United States District Court for the Central District of California. At DIRECTV's request, the action was filed under seal. On 21 October 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer. In late April 2003, the parties agreed to stay proceedings pending efforts to resolve the disputes through mediation. In August 2003, the parties agreed to stay the litigation between them until the closing of The News Corporation Group's acquisition of a 34% interest in Hughes Electronics Corporation ("Hughes"), the parent company of DIRECTV. The closing of the acquisition of the Hughes interest occurred on 22 December 2003, and on 30 December 2003 the litigation and all claims and counterclaims alleged therein were dismissed with prejudice.

On 2 October 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney's office in San Diego, California, seeking documents apparently in connection with an investigation related to claims made in early 2002 by Canal+ Technologies SA (these claims having been dismissed) and the Echostar claims referred to below. NDS is co-operating with the investigation. NDS was advised by the U.S. Attorney's Office in San Diego that it was not currently considered either a target or a subject in the investigation. Lead responsibility for the investigation has been transferred to the U.S. Attorney's office for the Central District of California. On 3 February 2004, the U.S. Attorney's office notified NDS that it had completed its investigation and concluded that, based on information and evidence gathered, the claims against NDS did not warrant further investigation or action.

As a company operating within the European Union ("EU"), we are under an obligation to comply with applicable EU competition regulations. Currently we and our customer Viasat are the subject of a complaint filed with the Danish Competition Authority by a competitor of Viasat, Canal Digital Danmark A/S. The complaint alleges that Viasat is carrying out its business in a way that is anti-competitive and that we are complicit in this. A response to the complaint has been filed by each of NDS and Viasat, which strongly rebuts the allegation of anti-competitive behaviour. The Danish Competition Authority is reviewing the complaint and responses with a view to deciding on whether to institute a formal inquiry into the allegations. Prior to taking such a decision the matter will be referred to the European Competition Network for an assessment on whether there is an EU dimension, and if so, the matter will be taken on by the European Commission. We are confident that we are compliant with the applicable EU competition regulations and we do not undertake our business in any way that may be considered to be anti-competitive.


Dividends

It has been our policy to retain profits for the future development of the business and accordingly no dividends have been paid or are proposed. We intend to keep this policy under review and will consider whether it is appropriate to pay dividends in the future.

Changes in financial condition

There has been no significant change in our financial condition since 30 June 2004.


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

Since 13 November 2003, our ADSs have also been listed on the First Market
- Continuous of the Euronext Brussels exchange in Belgium. Prior to 28 November 2003, our ADSs were listed on Nasdaq Europe in Belgium. The volume of ADSs traded on Euronext (and previously, on Nasdaq Europe) has been negligible.

The high and low closing prices for our ADSs as reported on Nasdaq for each period since their listing were:

Period                                                              High Price                   Low Price
------                                                              ----------                   ---------
                                                                       per ADS                     per ADS
                                                                       -------                     -------

Most recent fiscal years (since listing)
22 November 1999 to 30 June 2000                                     $102.000                      $28.000
1 July 2000 to 30 June 2001                                           $82.250                      $33.100
1 July 2001 to 30 June 2002                                           $37.350                       $8.450
1 July 2002 to 30 June 2003                                           $16.700                       $5.000
1 July 2003 to 30 June 2004                                           $32.030                      $13.751

Most recent quarter and two most recent fiscal years
1 July 2002 to 30 September 2002                                      $11.900                       $6.710
1 October 2002 to 31 December 2002                                     $8.750                       $5.000
1 January 2003 to 31 March 2003                                        $8.500                       $6.420
1 April 2003 to 30 June 2003                                          $16.700                       $5.000
1 July 2003 to 30 September 2003                                      $18.310                      $13.751
1 October 2003 to 31 December 2003                                    $23.190                      $17.120
1 January 2004 to 31 March 2004                                       $32.020                      $22.050
1 April 2004 to 30 June 2004                                          $27.610                      $23.100
1 July 2004 to 30 September 2004                                      $27.680                      $19.950

Most recent six months
April 2004                                                            $27.560                      $25.150
May 2004                                                              $27.610                      $23.100
June 2004                                                             $25.460                      $23.100
July 2004                                                             $25.230                      $22.750
August 2004                                                           $23.900                      $19.950
September 2004                                                        $27.680                      $22.490


                         ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association
General information

Clause 4 of our Memorandum of Association defines our objects as being to carry on business as a general commercial company and states that the clause shall be interpreted in the widest and most general manner. We are registered under the Companies Act 1985 of Great Britain in England and Wales under number 1950497.

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

At our Annual General Meeting to be held on 3 November 2004, shareholders are to be asked to amend our Articles of Association, to increase the amounts which may be paid as remuneration to non-executive directors to a maximum total annual amount of $1 million. The proposed change is to be effective from 1 January 2004. It is considered necessary in order more properly to reflect the duties and responsibilities of the non-executive directors.

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

Provisions discriminating against the owning of a substantial number of shares

Except where a shareholder fails to disclose its holding as requested by the Company there are no provisions in the Articles of Association that discriminate against an existing or prospective member as a result of that member owning a substantial number of shares. The board has the power to suspend certain rights in respect of the shares held for so long as the shareholder remains in default of its failure to give the information required by statute.

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


Material contracts

One material contract has been entered into by the Group, other than in the ordinary course of business, in the past two years, as follows:

Acquisition of MediaHighway

On 16 December 2003, we acquired the MediaHighway middleware business from a subsidiary of Thomson SA and licensed certain related patents from Thomson SA for a total consideration of EUR 60 million in cash. Further information is given in Note 9a to our consolidated financial statements.

Exchange controls

There are currently no UK laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of our shares or ADSs, although from time to time UK government sanctions may restrict our ability to sell securities, pay dividends or make other distributions to the governments of certain countries, persons associated with those governments or residents of those countries.

There are no restrictions under our Memorandum and Articles of Association that limit the right of non-UK residents or citizens to hold our securities, including our ordinary shares and ADSs.


Taxation

The following discussion summarises certain UK and US tax consequences of the acquisition, ownership and disposition of shares and shares represented by ADSs by a US Holder. For the purposes of this discussion, a US Holder is a beneficial owner of shares or ADSs who is (i) an individual who is a citizen or resident of the US for US income tax purposes, (ii) a corporation or partnership organised under the laws of the US or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to US federal income taxation regardless of its source, or (iv) a trust, if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust. If a partnership (including any entity treated as a partnership for US federal income tax purposes), estate or trust holds the ADSs, the US federal income tax consequences to the partners or beneficiaries of such partnership will depend on the activities of the partnership, estate or trust and the status of the partners or beneficiaries.

This summary is based (i) upon current UK law and UK Inland Revenue practice, (ii) upon the US Internal Revenue Code, Treasury Regulations, case law and Internal Revenue Service rulings, all of which are subject to change, possibly with retro-active effect, (iii) upon the UK-US Income Tax Convention that entered into force on 31 March 2003 (the "Treaty"'), and (iv) in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms. For withholding tax purposes, the Treaty applies to payments made on or after 1 May 2003. For other income and corporation tax purposes, the Treaty applies to US taxable years beginning on or after 1 January 2004, and to UK taxable years beginning on or after 1 April 2003. Persons entitled to greater benefits under the old treaty may elect to apply the old treaty, in its entirety, for the first 12 months during which the Treaty otherwise would apply.

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

The summary of US tax consequences may not completely or accurately describe tax consequences to all US Holders. For example, special rules may apply to US expatriates, insurance companies, tax-exempt organisations, banks and other financial institutions, real estate investment trusts, regulated investment companies, grantor trusts, US Holders that have a "functional currency" other than the US dollar, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market, traders in currencies, and persons holding their ordinary shares or ADSs as part of a straddle, hedging or conversion transaction, among others.

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

Taxation of distributions

Under current UK tax legislation, no tax is withheld from dividend payments by the Company and generally no UK tax is payable by eligible US Holders on dividends declared on the shares. US Holders who are not resident or ordinarily resident for tax purposes in the UK with no other source of UK income are not required to file a UK income tax return.

For US federal income tax purposes, the gross amount of any distribution made by the Company to a US Holder with respect to any shares or ADSs held by the US Holder will generally be included in a US Holder's gross income as dividend income when payment is actually or constructively received by the US Holder in the case of ordinary shares or the Depositary in the case of ADSs, to the extent they are paid out of the Company's current or accumulated earnings and profits as calculated for US federal income tax purposes (subject to the discussion below under "- US passive foreign investment company rules"). Such dividends generally will not be eligible for the dividends received deduction allowed to corporations. Dividends will generally constitute foreign source "passive" income for foreign tax credit purposes. If the amount of any distribution exceeds the Company's current and accumulated earnings and profits as calculated for US federal income tax purposes, such excess first will be treated as a tax-free return of capital to the extent of the US Holder's tax basis in its shares or ADSs, and thereafter as gain from the sale or exchange of property.

Dividends received by an individual US Holder before 1 January 2009 with respect to such US Holder's shares or ADSs will generally be subject to a reduced rate of US federal taxation, provided that certain holding period and other requirements are met, and provided the Company is a qualified foreign corporation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of certain comprehensive income tax treaties with the US. The US Treasury Department guidance indicates that a foreign corporation organised in the UK, such as the Company, will qualify. US Holders should consult their own tax advisors regarding the application of these rules.

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

US passive foreign investment company rules

The Company believes that it will not be treated as a passive foreign investment company ("PFIC") for US federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is factual and cannot be made until the close of the applicable taxable year. The Company will be a PFIC for any taxable year in which either:

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

If the Company was, or were to become a PFIC, the tax applicable to distributions on ordinary shares or ADSs and any gains a US Holder recognises on disposition of ordinary shares or ADSs may be less favourable to such US Holder. Accordingly, each investor should consult with his own professional advisor regarding the PFIC rules.

US controlled foreign corporation rules for 10% shareholders

The Company is a controlled foreign corporation ("CFC") for US federal income taxes. In general, a foreign corporation will constitute a CFC if more than 50% of its shares, measured by reference to combined voting power or value, is held, directly or indirectly, by "US Shareholders". A US Shareholder, for this purpose, is any US person that owns constructively, directly or indirectly 10% or more of the combined voting power of all classes of shares of a corporation. A foreign corporation is not a PFIC with respect to a shareholder for any period after 1997 during which the shareholder was a US Shareholder and the corporation was a CFC.

As long as the Company is a CFC, each US Shareholder possessing 10% of the combined voting power of the Company is treated, subject to certain exceptions, as receiving a dividend at the end of the Company's taxable year in an amount equal to that person's pro-rata share of "subpart F income" and certain earnings invested in US property of the Company (or any foreign affiliate that is a CFC), whether or not such income is actually distributed. Among other items, and subject to certain exceptions, "subpart F income" includes dividends, interest, rents, royalties, annuities, gains from the sale of shares and securities, certain gains from commodities transactions, certain types of insurance income and income from certain transactions with related parties.

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

UK Stamp Duty/Stamp Duty Reserve Tax

(a) Any conveyance or transfer on sale of the ordinary shares will usually be subject to stamp duty on the instrument of transfer, generally at a rate of 0.5% of the amount or value of the consideration rounded up (if necessary) to the nearest multiple of GBP 5. A charge to stamp duty reserve tax ("SDRT") at the rate of 0.5% of the amount or value of the consideration will arise in relation to an agreement to transfer such ordinary shares. However, where within 6 years of the date of the agreement (or, if the agreement is conditional, the date on which it becomes unconditional) an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, any liability to stamp duty reserve tax will be cancelled and any such tax which has been paid will be repaid.

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

(e) Any transfer for value of the underlying ordinary shares represented by ADSs (which will exclude a transfer from the Custodian of the Depositary or the Depositary to an ADS holder on a cancellation of the ADSs), may give rise to a liability to UK stamp duty. The amount of UK stamp duty payable is generally calculated at the rate of 0.5% of the amount or value of the consideration for the transfer of the ordinary shares rounded up (if necessary) to the nearest multiple of GBP 5. However, on a transfer from the Custodian of the Depositary to a US Holder or registered Holder of an ADS upon cancellation of the ADS, only a fixed UK stamp duty of GBP 5 per instrument of transfer will be payable.

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


Documents on display

It is possible to read and copy documents referred to in this Annual Report on Form 20F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Where required, from 4 November 2002, we have filed or furnished documents on the SEC's Electronic Data Gathering and Retrieval ("EDGAR") system and these may be accessed via the SEC's website at www.sec.gov.


       ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The only significant market risk to which we are exposed is to changes in foreign exchange rates. We operate in international markets and have operational presence in several countries. Accordingly, a significant proportion of our costs and revenues are denominated in currencies other than sterling, principally US dollars and euros. Historically, we have not entered into free-standing derivative contracts to hedge foreign exchange exposure from trading transactions. We expect to review this policy from time to time as circumstances change.

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

There has been no change in our internal control over financial reporting that occurred during our fiscal year ended 30 June 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

                   ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We are considered to be a "foreign private issuer" under the rules of the Securities and Exchange Commission (the "SEC"). None of the Audit Committee members are deemed to be "audit committee financial experts" as that term is defined under the rules of the SEC with respect to foreign private issuers. However, the Board has determined that the members of the Audit Committee have the appropriate financial expertise to serve in that capacity, and that such financial expertise meets the audit committee membership requirements of the NASDAQ listing standards.


                            ITEM 16B. CODE OF ETHICS

We have adopted "Standards if Business Conduct", a code issued by News Corporation for use by all its subsidiaries. It includes a specific code of ethics for the Chief Executive and senior financial officers. It is published on our website, www.nds.com.


                 ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICE

Fees billed by Ernst & Young LLP, in each of the last two fiscal years were as follows:

                                                                                    Year ended            Year ended
                                                                                  30 June 2004          30 June 2003
                                                                                      GBP '000              GBP '000

Audit fees                                                                                250                   200
Audit-related fees                                                                         42                     -
Tax fees                                                                                    7                     -
All other fees                                                                              9                     4
                                                                             ------------------    ------------------
                                                                                          308                   204
                                                                             ------------------    ------------------

Audit-related fees comprise fees for local statutory audits of certain overseas subsidiaries. Tax fees comprise fees for tax compliance in certain overseas countries. Other fees comprise miscellaneous fees related to pensions, expatriate employees, statutory reports and publications.

The Audit Committee has established policies and procedures under which all audit and non-audit services performed by the Company's principal accountants must be approved in advance by the Audit Committee. The Audit Committee's policy provides for pre-approval of audit, audit-related, tax and certain other services specifically described by the Audit Committee on an annual basis. In addition, individual engagements anticipated to exceed pre-established thresholds, as well as certain other services, must be separately approved. The policy also requires specific approval by the Audit Committee if total fees for tax services would exceed total fees for audit and audit-related services in any given fiscal year. The policy also provides that the Audit Committee can delegate pre-approval authority to the Audit Committee Chairman provided that the decision to pre-approve is communicated to the full Audit Committee at the next meeting. As provided in the Sarbanes-Oxley Act of 2002, all audit and non-audit services provided after May 6, 2003 have been pre-approved by the Audit Committee in accordance with these policies and procedures. The Audit Committee reviewed the non-audit services provided by Ernst & Young LLP during the fiscal years ended 30 June 2004 and 2003, and determined that the provision of such non-audit services was compatible with maintaining the accountants' independence.


      ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not applied for any exemptions from the listing standards for audit committees.


 ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                                   PURCHASERS

Not applicable.

                                    PART III
                          ITEM 17. FINANCIAL STATEMENTS

We have elected to respond to Item 18 in lieu of responding to this Item.


                          ITEM 18. FINANCIAL STATEMENTS

Our financial statements, together with the related reports of independent registered public accounting firms, filed as part of this Annual Report are as follows:


Index to consolidated financial statements

                                                                                                                  Page
Reports of Independent Registered Public Accounting Firms:
       Ernst & Young LLP.......................................................................................   F-1
       Somekh Chaikin..........................................................................................   F-2

Audited Financial Statements
       Consolidated Profit and Loss Accounts for the years ended 30 June 2004, 2003 and 2002...................   F-3
       Consolidated Statements of Total Recognised Gains and Losses for the years ended 30 June 2004, 2003 and
       2002....................................................................................................   F-4
       Consolidated Balance Sheets as at 30 June 2004 and 2003.................................................   F-5
       Consolidated Statements of Cash Flows for the years ended 30 June 2004, 2003 and 2002...................   F-6
       Notes to the Consolidated Financial Statements..........................................................   F-7


                                ITEM 19. EXHIBITS
Index to exhibits
                                                                                                         Exhibit number in
                                                                                                         -----------------
                                                                                             Page    document incorporated by
                                                                                             ----    ------------------------
                                                                                                             reference
                                                                                                             ---------
1          Memorandum and Articles of Association(1)......................................                          3.1
2.1        Specimen Series A ordinary share certificate(1)................................                          4.1
2.2        Form of American Depositary Receipt(1).........................................                          4.3
4.1        Master Intercompany Agreement(1)...............................................                         10.1
4.2        Group Relief Agreement(1)......................................................                         10.2
4.3        Deposit agreement(1)...........................................................                          4.2
4.4        Agreement between the Company and Abe Peled, dated 1 December 1999.............    E-1
4.5        Agreement between the Company and Rick Medlock, dated 23 November 1999.........   E-10
8          Subsidiaries...................................................................   E-15
12.1       Certification by the Chief Executive Officer pursuant to SEC Rule 13a-14(a) /
           15d-14(a), as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002
                                                                                             E-16
12.2       Certification by the Chief Financial Officer pursuant to SEC Rule 13a-14(a) /
           15d-14(a), as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002
                                                                                             E-17
13.1       Certification of the Chief Executive Officer pursuant to U.S.C section 1350,
           as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002...........   E-18
13.2       Certification of the Chief Financial Officer pursuant to U.S.C section 1350,
           as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002...........   E-19

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

                                                                  NDS Group plc





                                                              By /s/ CRK Medlock
                                                               -----------------
                                                                     CRK Medlock
                                                         Chief Financial Officer


                                                           Date: 21 October 2004

             Report of Independent Registered Public Accounting Firm

To: The Board of Directors
NDS Group plc

We have audited the accompanying consolidated balance sheets of NDS Group plc as of 30 June 2004 and 2003, and the related consolidated profit and loss accounts and consolidated statements of total recognised gains and losses and cash flows for each of the three years in the period ended 30 June 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of NDS Technologies Israel Limited, a wholly-owned subsidiary, which statements reflect total assets of GBP 38 million and GBP 35 million as of 30 June 2004 and 2003, respectively, and total cost of sales of GBP 35 million, GBP 35 million and GBP 40 million and total administrative expenses - trading expenses of GBP 11 million, GBP 11 million and GBP 13 million for years ended 30 June 2004, 2003 and 2002, respectively. Those financial statements, presented in accordance with accounting principles generally accepted in Israel, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts utilised by the Company's management (before conversion to accounting principles generally accepted in the United Kingdom) so as to include NDS Technologies Israel Limited in the consolidated financial statements of NDS Group plc, is based solely on the report of the other auditors.

We conducted our audits in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the Company's conversion of the financial statements of NDS Technologies Israel Limited to accounting principles generally accepted in the United Kingdom) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NDS Group plc at 30 June 2004 and 2003, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended 30 June 2004, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 31 of Notes to the Consolidated Financial Statements).



                                ERNST & YOUNG LLP

London, England
21 October 2004

             Report of Independent Registered Public Accounting Firm

Auditor's Report to the Shareholders of
NDS Technologies Israel Limited

We have audited the balance sheets of NDS Technologies Israel Limited ("the Company") as at 30 June 2004 and 2003, and the related statements of income, changes in shareholder's equity and cash flows for each of the years then ended [not separately included herein]. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a fair basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at 30 June 2004 and 2003 and the results of its operations, changes in shareholder's equity and cash flows for each of the years then ended in conformity with generally accepted accounting principles in Israel.

As explained in Note 1B1, the above mentioned financial statements are stated in US dollar values adjusted for the changes in the US dollar / New Israeli Shekels exchange rate, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

Somekh Chaikin
Certified Public Accountants (Isr.)

Jerusalem, Israel
25 July 2004


                                  NDS Group plc
                      Consolidated Profit and Loss Accounts

                                                         Notes         Year ended          Year ended          Year ended
                                                                     30 June 2004        30 June 2003        30 June 2002
                                                                         GBP '000            GBP '000            GBP '000

Revenue
Existing operations                                                      212,709              237,237             240,788
Acquisitions                                                               7,824                    -                   -
                                                                  ----------------     ---------------     ---------------
                                                           2             220,533              237,237             240,788

Cost of sales                                                            (61,593)             (94,467)            (83,107)
                                                                  ----------------     ---------------     ---------------
Gross profit                                                             158,940              142,770             157,681

Administrative expenses - trading expenses                 3a           (114,357)             (96,365)           (107,636)
                                                                  ----------------     ---------------     ---------------
                                                                          44,583               46,405              50,045
Administrative expenses - amortisation of intangible
fixed assets                                               3b            (18,762)              (9,602)             (7,350)
                                                                  ----------------     ---------------     ---------------
Operating profit                                                          25,821               36,803              42,695

------------------------------------------------------- --------- ---------------- --- --------------- --- ---------------
Comprising:
Operating profit from existing operations                                 41,846               36,803              42,695
Operating loss from acquisitions                                         (16,025)                   -                   -
------------------------------------------------------- --------- ---------------- --- --------------- --- ---------------

Share of associate's operating (loss) profit, net of
goodwill amortisation                                      4                   -                 (220)                 21
Loss on disposal of associate                              4                   -                  (60)                  -
                                                                  ----------------     ---------------     ---------------
Profit on ordinary activities before interest                             25,821               36,523              42,716

Net interest income                                        5               4,214                2,887               2,513
                                                                  ----------------     ---------------     ---------------
Profit on ordinary activities before taxation              6              30,035               39,410              45,229

Taxation                                                   7             (12,038)             (13,472)            (14,551)
                                                                  ----------------     ---------------     ---------------
Profit on ordinary activities after taxation                              17,997               25,938              30,678

Equity minority interests                                  18                472                  102                   -
                                                                  ----------------     ---------------     ---------------
Profit for the year attributable to members of the
parent company                                                            18,469               26,040              30,678
                                                                  ----------------     ---------------     ---------------


Earnings per share                                         8
Basic earnings per share                                                   34.1p                 48.4p              57.5p
Diluted earnings per share                                                 33.1p                 48.0p              56.1p
                                                                  ----------------     ---------------     ---------------

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


                                  NDS Group plc
          Consolidated Statements of Total Recognised Gains and Losses

                                                                       Year ended          Year ended          Year ended
                                                                     30 June 2004        30 June 2003        30 June 2002
                                                                         GBP '000            GBP '000            GBP '000

Profit for the year, excluding share of profits of
associate                                                                 18,469               26,185              30,605
Share of associate's profit (loss) for the year                                -                 (145)                 73
                                                                  ----------------     ---------------     ---------------
Profit for the year attributable to members of the
parent company                                                            18,469               26,040              30,678
Foreign exchange loss on translation of net assets of
subsidiary undertakings                                                   (2,780)              (3,617)             (2,338)
                                                                  ----------------     ---------------     ---------------
Total recognised gains relating to the year                               15,689               22,423              28,340
                                                                  ----------------     ---------------     ---------------



The statement of comprehensive income required under United States generally accepted accounting principles is set out in Note 31.

The accompanying notes form an integral part of these consolidated statements of total recognised gains and losses.


                                  NDS Group plc
                           Consolidated Balance Sheets

                                                             Notes           30 June 2004          30 June 2003
                                                                                 GBP '000              GBP '000

Fixed assets
Intangible fixed assets                                        10                 86,321                64,049
Tangible fixed assets                                          11                 17,749                14,697
                                                                        ------------------    ------------------
                                                                                 104,070                78,746
                                                                        ------------------    ------------------

Current assets
Investments                                                    9c                    414                     -
Stocks                                                         12                 19,682                 7,617
Deferred tax asset                                             7c                  3,081                 4,273
Debtors                                                        13                 69,891                36,115
Cash                                                           14                125,086               121,520
                                                                        ------------------    ------------------
                                                                                 218,154               169,525
Creditors
Amounts falling due within one year                            15                (95,160)              (54,081)

                                                                        ------------------    ------------------
Net current assets                                                               122,994               115,444
                                                                        ------------------    ------------------

Total assets less current liabilities                                            227,064               194,190

Creditors
Amounts falling due after one year                             16                 (1,083)               (1,533)

Provision for liabilities and charges                          17                (22,804)               (6,328)
                                                                        ------------------    ------------------
                                                                                 203,177               186,329
Equity minority interests                                      18                      -                   (58)
                                                                        ------------------    ------------------
Net assets                                                                       203,177               186,271
                                                                        ------------------    ------------------


Equity capital and reserves
Equity share capital                                           19                    340                   339
Share premium                                                  20                129,025               127,777
Merger reserve                                                 20                 49,816                49,816
Profit and loss account                                        20               (151,269)             (166,926)
Capital contribution                                           20                133,265               133,265
                                                                        ------------------    ------------------
Total equity shareholders' funds                                                 161,177               144,271

Non-equity share capital                                       19                 42,000                42,000

                                                                        ------------------    ------------------
Total shareholders' funds                                                        203,177               186,271
                                                                        ------------------    ------------------



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


                                  NDS Group plc
                      Consolidated Statements of Cash Flows

                                                          Notes        Year ended          Year ended          Year ended
                                                                     30 June 2004        30 June 2003        30 June 2002
                                                                         GBP '000            GBP '000            GBP '000

Net cash inflow from operating activities                   22            62,448               44,797              67,916

Returns on investments and servicing of finance             23             3,942                2,922               2,565
Taxation                                                    23           (14,103)             (14,591)            (13,075)
Capital expenditure and financial investment                23           (10,245)              (5,175)             (6,417)
Acquisitions and disposals                                  23           (38,012)               1,671              (6,561)

                                                                  ----------------     ---------------     ---------------
Cash inflow before management of liquid resources and
financing                                                                  4,030               29,624              44,428

Management of liquid resources                                            (3,589)             (25,637)            (62,482)
Financing                                                   23             1,273                  526                 525

                                                                  ----------------     ---------------     ---------------
Increase (decrease) in cash                                 24             1,714                4,513             (17,529)
                                                                  ----------------     ---------------     ---------------


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

                                  NDS Group plc
                 Notes to the Consolidated Financial Statements

1.  Accounting policies and principal activity

NDS Group plc (the "Company") is incorporated in Great Britain. The
Company, together with its subsidiaries ("NDS" or the "Group"), is engaged in the business of supplying digital technology and services, enabling and supporting digital pay-TV platform operators and content providers.

The principal accounting policies, all of which have been applied consistently throughout the year and the preceding periods, are summarised below.

a)  Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable UK financial reporting and accounting standards.

These financial statements do not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain (the "Act"). Statutory accounts for each of the three years in the period ended 30 June 2004 have been delivered to the Registrar of Companies in England and Wales. The auditors' reports on those accounts were unqualified and did not contain a statement under section 237(2) or 237(3) of the Act.

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

c)  Goodwill

Goodwill arising on the acquisition of subsidiary undertakings or businesses represents the excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired. Goodwill is capitalised and amortised on a straight-line basis over its useful economic life. Provision is made for any impairment. The useful life of goodwill is considered by the Directors on a case by case basis. The Directors' estimates of the periods over which benefits will accrue to the Group in respect of goodwill have ranged from seven to twenty years.

d)  Intellectual property rights

Intellectual property rights purchased by the Group are included at cost as intangible fixed assets and depreciated on a straight-line basis over their useful economic lives. Provision is made for any impairment. The useful life of purchased intellectual property rights is considered by the Directors on a case by case basis. The Directors' estimates of the periods over which benefits will accrue to the Group in respect of purchased intellectual property rights have ranged from three to ten years.

e)  Investments

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

h)  Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost net of depreciation and any provision for impairment. They are depreciated on a straight-line basis over their expected useful economic lives or anticipated length of use by NDS. Leasehold improvements are depreciated over the lesser of their useful life or period of lease. The expected useful life of equipment and furniture is between two and five years.

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

l)  Taxation

Corporation tax and its overseas equivalents are provided on the taxable profits for the year at the rate prevailing during the year.

Full provision is made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition for tax purposes, measured using tax rates that have been enacted or substantively enacted. Deferred tax assets and liabilities are not discounted to reflect the time value of money. The recoverability of deferred tax assets is considered and a provision is made if it is considered more likely than not that the asset will not be recoverable. No deferred tax is recorded in respect of tax that would be payable on the remittance by way of dividend of the past earnings of overseas subsidiaries until such time as the remittance becomes binding on the subsidiary.

m)  Revenue

Revenue represents amounts receivable by the Group for goods and services provided in the ordinary course of business, net of trade discounts, value added tax and other sales-related taxes.

NDS derives revenues from the provision of conditional access, broadcast control, interactive software, systems and other services to pay-TV platform operators and content providers. Conditional access systems enable such customers to manage and control the distribution of content and to protect such content from signal theft. Other software and systems provide platform operators and content providers with additional functionality and enable them to offer additional services. The Group's systems include software that is installed at the platform operators' facilities as well as software and smart cards in set-top boxes, digital televisions and PCs. The Group's business gives rise to a number of revenue streams for which accounting policies are applied as follows:

Smart cards

Smart cards are sold to platform operators for distribution to and use by their subscribers. The revenues derived from these sales are recognised upon delivery of the cards in accordance with the customers' instructions. Appropriate provision is made for warranty and similar arrangements agreed with customers.

Subscriber fees

For some contracts, NDS receives fees from broadcasters for the maintenance of security of conditional access systems for a specified duration which is typically between 24 and 48 months. Fees are received over the duration of the agreed service period and are related to the number of subscribers that the broadcasters have. These revenues are recognised over the term of the security contract in the period in which the security services are performed.

In some instances, the maintenance of security requires NDS to replace a population of smart cards ("changeover cards"). This is an integral part of the wider security maintenance activities and the subscriber fees continue to be recognised as the services are performed. Costs associated with such arrangements include, therefore, the production of changeover cards to be provided. In these circumstances, the liability is recognised by way of a provision in the financial statements. The value of this liability at each balance sheet date is calculated as the total anticipated cost of providing changeover cards multiplied by the proportion of revenues recognised to date as compared with total security fees expected over the duration of the maintenance agreement. Movement in the provision is included within the profit and loss account as part of cost of sales. Amounts provided for as at each balance sheet date are included in provisions for liabilities and charges. The provision is utilised by the supply of smart cards from stock. The liability is not extinguished until the necessary cards have been supplied. Accordingly, it is appropriate to recognise separate assets and liabilities until that event occurs.

Development, integration and installation contracts

Contracts for development, integration and installation work are undertaken for customers on the basis of time and materials or according to fixed price terms, or a combination of the two. The duration of such contracts has varied from a few weeks to approximately two years. Revenue for contracts negotiated on a time and materials basis is recognised as costs are incurred. Where there is uncertainty as to the scope of work or the fee payable, revenue is deferred until any uncertainties are resolved. For fixed price contracts involving significant adaptation of software, revenue and profit are recognised according to the proportion of the estimated contract value completed, ascertained by reference to percentage of technical completion, having regard to any customer acceptance provisions in the contract. Where a contract has not sufficiently progressed for the outcome to be seen with reasonable certainty, but no loss is expected, then revenue is deferred until any uncertainties are resolved. All losses are recognised as soon as incurred or reasonably foreseen. Total contract revenue and profitability to date are reviewed periodically and the cumulative effects of changes are recognised in the period in which they are identified. Revenue from the supply of hardware and other items procured from third party suppliers, which are an integral part of an overall system, is recognised once customer acceptance is achieved, where this is a critical element of the contractual arrangements with the customer.

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

Certain current and former US employees are members of a defined benefit pension scheme operated for the benefit of certain US employees of The News Corporation Group. As such it is a multi-employer defined benefit scheme. It is not possible to determine the assets and liabilities of the scheme relating to the obligations of NDS to current and former employees. Accordingly, the amounts recorded in the profit and loss account are the contributions payable in the year, as determined by third party actuaries. Differences between contributions payable in the year and contributions actually paid are shown either as accruals or as prepayments in the balance sheet.

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

p)  National Insurance on share options and similar items

UK law levies Employer's National Insurance contributions on the gains made by employees upon exercise of options issued under certain share option schemes. Similarly, a charge to Employer's National Insurance arises when vested assets held in an employee benefit trust are distributed. Provision is made over the vesting period, based on the prevailing National Insurance rate and the market value of the underlying assets as at the balance sheet date.

q)  Leases

Amounts payable under operating leases, net of any incentives, are charged on a straight-line basis over the term of the lease.

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


2.  Segment information

a)  Business segment

NDS operates through a number of subsidiaries. There is a common management structure across the Group, which ensures that the various subsidiary companies operate in a co-ordinated and complementary manner. The business is managed as a single operating unit or segment, being the supply of digital technology and services enabling and supporting digital pay-TV platform operators and content providers. The segment has associated with it a number of revenue streams.

The accounting policies of the segment are those described in Note 1. All revenues, costs, cash flows, assets and liabilities relate to the continuing operations of the Group. The MediaHighway acquisition (see Note 9a) generated revenue of GBP 7,824,000, cost of sales of GBP 467,000, operating expenses of GBP 14,321,000, plus GBP 2,641,000 of regular amortisation and GBP 6,510,000 of goodwill impairment charge. The revenues and expenses contributed by Visionik (see Note 9b) in the year ended 30 June 2002 (the year of acquisition) were not material.

b)  Revenue by geographical destination

Turnover may be analysed by geographical destination as follows:

                                                                  Year ended          Year ended          Year ended
                                                                30 June 2004        30 June 2003        30 June 2002
                                                                    GBP '000            GBP '000            GBP '000

    UK                                                               80,175              74,892              71,654
    Europe and the Middle East                                       36,451              17,463              20,981
    USA                                                              60,609             110,584              98,793
    Latin America                                                    19,706              14,538              24,521
    Asia-Pacific                                                     23,592              19,760              24,839
                                                             ----------------    ----------------    ----------------
                                                                    220,533             237,237             240,788
                                                             ----------------    ----------------    ----------------

c)  Geographical origin

The Group's operations are situated in the UK, Europe, Israel, the US and the Asia-Pacific region. Most of the Group's contracts with customers are entered into with the Group's principal operating company, NDS Limited, a UK subsidiary. Many of the costs of the overseas operations are recharged to UK subsidiaries. The contribution of each region to the consolidated results and net assets is as follows:

    Year ended 30 June 2004
                                                 UK       Europe      Israel          USA    Asia-Pacific    Total
     Year ended 30 June 2004                GBP '000     GBP '000     GBP '000    GBP '000       GBP '000   GBP '000

     Revenue                                 197,597       9,312             -     13,596             28     220,533
                                          ------------ ------------ ----------- ------------ ------------ -----------

     Operating profit (loss)                  30,827     (11,448)        4,970        850            622      25,821
                                          ------------ ------------ ----------- ------------ ------------ -----------


     Fixed assets acquired as part of
     a business combination                   33,165      10,138             -          -              -      43,303
     Other capital expenditure                 2,749       1,906         2,871      2,513            533      10,572
                                          ------------ ------------ ----------- ------------ ------------ -----------
     Total capital expenditure                35,914      12,044         2,871      2,513            533      53,875
                                          ------------ ------------ ----------- ------------ ------------ -----------

     Depreciation and amortisation            16,436       6,440         3,305        607            459      27,247
                                          ------------ ------------ ----------- ------------ ------------ -----------

                                                 UK       Europe      Israel          USA    Asia-Pacific    Total
     As at 30 June 2004                     GBP '000     GBP '000     GBP '000    GBP '000      GBP '000    GBP '000

     Intangible fixed assets                  84,045        2,276            -           -            -       86,321
     Tangible fixed assets                     5,765        3,078        5,406       2,568          932       17,749
                                          ------------ ------------ ----------- ------------ ------------ -----------
     Total long-lived assets                  89,810        5,354        5,406       2,568          932      104,070
     Other net assets (liabilities)           85,234      (16,683)      25,412       3,806        1,338       99,107
                                          ------------ ------------ ----------- ------------ ------------ -----------
     Net assets (liabilities)                175,044      (11,329)      30,818       6,374        2,270      203,177
                                          ------------ ------------ ----------- ------------ ------------ -----------


    Year ended 30 June 2003
                                                 UK       Europe      Israel          USA    Asia-Pacific    Total
     Year ended 30 June 2003                GBP '000     GBP '000     GBP '000    GBP '000      GBP '000    GBP '000

     Revenue                                 156,438          980            -      79,763           56      237,237
                                          ------------ ------------ ----------- ------------ ------------ -----------

     Operating profit (loss)                  28,635         (375)       5,033       3,006          504       36,803
                                          ------------ ------------ ----------- ------------ ------------ -----------

     Adjustment to fixed assets
     acquired as part of a business                -       (3,189)           -           -            -       (3,189)
     combination
     Other capital expenditure                 3,910           52        1,929         228          483        6,602
                                          ------------ ------------ ----------- ------------ ------------ -----------
     Total capital expenditure                 3,910       (3,137)       1,929         228          483        3,413
                                          ------------ ------------ ----------- ------------ ------------ -----------

     Depreciation and amortisation            13,309           20        3,504         853          130       17,816
                                          ------------ ------------ ----------- ------------ ------------ -----------

                                                 UK       Europe      Israel          USA    Asia-Pacific    Total
     As at 30 June 2003                     GBP '000     GBP '000     GBP '000    GBP '000      GBP '000    GBP '000

     Intangible fixed assets                  64,049            -            -           -            -       64,049
     Tangible fixed assets                     6,419           52        6,443         845          938       14,697
                                          ------------ ------------ ----------- ------------ ------------ -----------
     Total long-lived assets                  70,468           52        6,443         845          938       78,746
     Other net assets                         80,064           70       22,481       3,834        1,076      107,525
                                          ------------ ------------ ----------- ------------ ------------ -----------
     Net assets                              150,532          122       28,924       4,679        2,014      186,271
                                          ------------ ------------ ----------- ------------ ------------ -----------

    Year ended 30 June 2002
                                                 UK       Europe      Israel          USA    Asia-Pacific    Total
     Year ended 30 June 2002                GBP '000     GBP '000     GBP '000    GBP '000      GBP '000    GBP '000

     Revenue                                 182,612          107            -      58,069            -      240,788
                                          ------------ ------------ ----------- ------------ ------------ -----------

     Operating profit (loss)                  34,644         (299)       6,360       1,597          393       42,695
                                          ------------ ------------ ----------- ------------ ------------ -----------

     Fixed assets acquired as part of a
     business combination, including          13,497        3,260            -           -            -       16,757
     adjustments thereto
     Other capital expenditure                 3,521            -        3,570         406          239        7,736
                                          ------------ ------------ ----------- ------------ ------------ -----------
     Total capital expenditure                17,018        3,260        3,570         406          239       24,493
                                          ------------ ------------ ----------- ------------ ------------ -----------

     Depreciation and amortisation            11,403           40        4,030       1,190          141       16,804
                                          ------------ ------------ ----------- ------------ ------------ -----------

                                                 UK       Europe      Israel          USA    Asia-Pacific    Total
     As at 30 June 2002                     GBP '000     GBP '000     GBP '000    GBP '000      GBP '000    GBP '000

     Investments                               2,337            -            -           -            -        2,337
     Intangible fixed assets                  73,312        3,180            -           -            -       76,492
     Tangible fixed assets                     6,835           40        8,613       1,560          646       17,694
                                          ------------ ------------ ----------- ------------ ------------ -----------
     Total long-lived assets                  82,484        3,220        8,613       1,560          646       96,523
     Other net assets (liabilities)           50,948       (2,968)      17,497         739        1,069       67,285
                                          ------------ ------------ ----------- ------------ ------------ -----------
     Net assets                              133,432          252       26,110       2,299        1,715      163,808
                                          ------------ ------------ ----------- ------------ ------------ -----------


d)  Principal customers

Substantial revenues are derived from businesses in which The News
Corporation Group has an equity interest. Revenue from related parties is disclosed in Note 28a. There are two principal customers (defined as a customer accounting for greater than 10% of total turnover), DIRECTV, which generated revenue of GBP 40.6 million (2003: GBP 89.4 million; 2002: GBP 69.4 million; 2001: GBP 57.4 million) and BSkyB, which generated revenue of GBP 64.3 million (2003: 59.1 million; 2002: GBP 50.6 million).

3.  Administrative expenses

a)  Trading expenses

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2004        30 June 2003         30 June 2002
                                                                     GBP '000             GBP '000             GBP '000

    Sales and marketing                                                14,455              14,208               15,876
    Research and development                                           82,491              61,294               68,738
    General and administration                                         18,252              21,528               21,619
    Foreign exchange losses (gains)                                    (1,085)             (1,130)               1,403
    Losses on investments                                                 244                 465                    -
                                                               ----------------    ----------------     ----------------
                                                                      114,357              96,365              107,636
                                                               ----------------    ----------------     ----------------

General and administrative expenses include costs incurred in connection with the litigation referred to in Note 26c. In the year ended 30 June 2003, such costs amounting to GBP 3,809,000 (2002: GBP 1,558,000) were previously shown as exceptional costs. General and administrative costs for the year ended 30 June 2002 included a charge of GBP 2,268,000 in respect of a provision for onerous leases, which was previously shown as an exceptional cost. The losses on investments in the year ended 30 June 2003 were previously shown as exceptional.

b)  Amortisation of intangible fixed assets

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2004        30 June 2003         30 June 2002
                                                                      GBP '000            GBP '000             GBP '000

    Amortisation of goodwill                                            7,854               7,845                7,109
    Amortisation of intellectual property rights                        4,587               1,891                  241
                                                               ----------------    ----------------     ----------------
                                                                       12,441               9,736                7,350
    Less amounts charged in cost of sales                                (189)               (134)                   -
                                                               ----------------    ----------------     ----------------
    Amortisation of intangible fixed assets acquired as
    part of a business combination                                     12,252               9,602                7,350
    Goodwill impairment charge                                          6,510                   -                    -
                                                               ----------------    ----------------     ----------------
                                                                       18,762               9,602                7,350
                                                               ----------------    ----------------     ----------------

    The goodwill impairment charge is explained in Note 9a.

c)  Losses on investments

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2004        30 June 2003         30 June 2002
                                                                      GBP '000            GBP '000             GBP '000

    Profit on disposal of Fancy a Flutter Limited                         223                   -                    -
    Write-down of listed investments to market value                     (467)                  -                    -
    Write-off of fixed asset investments                                    -                (465)                   -
                                                               ----------------    ----------------     ----------------
                                                                         (244)               (465)                   -
                                                               ----------------    ----------------     ----------------

On 5 April 2004, NDS sold its 80% interest in Fancy a Flutter Limited to Yoomedia plc. Fancy a Flutter Limited was incorporated in Great Britain and its business was the provision of technical services to support a games and gaming channel on the BSkyB platform. The consideration was in the form of shares in Yoomedia plc. The transaction yielded a profit of GBP 223,000. Subsequent to the transaction, the share price of Yoomedia plc has declined and a charge of GBP 467,000 has been recorded to write the value of the investment down to its year end market price, as the Directors consider this to be a permanent (other than temporary) diminution in value. The results and liabilities of Fancy a Flutter Limited were not material to the Group.

During the year ended 30 June 2003 and following discussions with the fund manager, it became apparent that there was little prospect of realising value in the foreseeable future from an investment in a venture capital fund. Accordingly the investment was written-off. The charge was previously shown as an exceptional item.

d)  Total administrative expenses

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2004        30 June 2003         30 June 2002
                                                                      GBP '000            GBP '000            GBP '000

    Sales and marketing                                                14,455              14,208               15,876
    Research and development                                           82,491              61,294               68,738
    General and administration                                         36,173              30,465               30,372
                                                               ----------------    ----------------     ----------------
    Total administrative expenses                                     133,119             105,967              114,986
                                                               ----------------    ----------------     ----------------


4.  Associate

a)  Share of associate's operating profit

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2004        30 June 2003         30 June 2002
                                                                      GBP '000            GBP '000            GBP '000

    Share of operating profit (loss)                                        -                (220)                 141
    Amortisation of goodwill                                                -                   -                 (120)
                                                               ----------------    ----------------     ----------------
                                                                            -                (220)                  21
                                                               ----------------    ----------------     ----------------

b)  Loss on disposal of associate

A subsidiary of the Company owned 40% of the share capital of ADSR Limited ("ADSR"), a company incorporated in Great Britain whose business was the provision of services connected with electronic chip design and security. The Directors considered that NDS exercised significant influence over, but not control of, the management of ADSR and accordingly regarded ADSR as an associated undertaking. During the year ended 30 June 2003, the arrangements with ADSR were terminated. NDS purchased certain specialist equipment and facilities from ADSR and received repayment of loan finance advanced to ADSR. The shares were then sold for a nominal sum, realising a loss of GBP 60,000.


5. Net interest income

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2004        30 June 2003         30 June 2002
                                                                      GBP '000            GBP '000             GBP '000

    Interest payable on Series A Loan Notes                                 -                   -                 (529)
    Bank interest income                                                3,826               2,923                3,047
    Other interest receivable                                             416                   7                    -
    Other interest payable                                                (28)                (43)                  (7)
                                                               ----------------    ----------------     ----------------
                                                                        4,214               2,887                2,511
    Share of associate's interest income                                    -                   -                    2
                                                               ----------------    ----------------     ----------------
                                                                        4,214               2,887                2,513
                                                               ----------------    ----------------
                                                                                                        ----------------

    Total interest receivable                                           4,242               2,930                3,049
    Total interest payable                                                (28)                (43)                (536)
                                                               ----------------    ----------------     ----------------
                                                                        4,214               2,887                2,513
                                                               ----------------    ----------------     ----------------

The Series A Loan Notes ("the Notes") were issued by the Company in connection with the acquisition of Orbis. Interest was payable on the Notes on 15 December and 15 June each year. The Notes bore interest at a rate of 52.5 basis points below the quoted London Interbank rate for each six-month period, which the Directors considered to be a market rate for similar types of debt. The Notes were repaid in full on 15 June 2002. The effective annual rate of interest applied during the year ended 30 June 2002 was 3.797%.

6.  Profit on ordinary activities before taxation

a)  Elements of operating expenses

The profit on ordinary activities before taxation is stated after charging (crediting):

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2004        30 June 2003         30 June 2002
                                                                     GBP '000             GBP '000            GBP '000

    Depreciation of tangible fixed assets                               8,296               8,080                9,454
    Regular amortisation of goodwill                                    7,854               7,845                7,109
    Goodwill impairment charge                                          6,510                   -                    -
    Amortisation of intellectual property rights                        4,587               1,891                  241
    Foreign exchange losses (gains)                                    (1,085)             (1,130)               1,403
    Primary auditors' remuneration:
             - Audit services                                             250                 200                  186
             - Non-audit services                                          58                   4                    -
    Secondary auditors' remuneration:
             - Audit services                                              17                  19                   29
             - Non-audit services                                          32                  32                   39
    Release of deferred capital government grants                        (562)               (644)                (879)
    Operating lease costs in respect of buildings                       8,389               6,882                6,547
                                                               ----------------    ----------------     ----------------

Ernst & Young LLP have been the primary auditors since 23 April 2002; prior to that date, the primary auditors were Arthur Andersen. In the year ended 30 June 2002, audit fees of GBP 81,000 and non-audit fees of GBP 178,000 (mainly related to taxation matters) were paid to Arthur Andersen and charged to the profit and loss account for services provided up to the date of their resignation as auditors. In the year ended 30 June 2002, additional fees of GBP 48,000 were paid to Arthur Andersen in connection with the acquisition of Visionik and have been included as part of the cost of the investment.

b)  Staff costs

The average monthly number of employees (including directors) was as follows:

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2004        30 June 2003         30 June 2002
                                                                        number              number               number

    Operations                                                            288                 253                  228
    Sales and marketing                                                    98                 133                   92
    Research and development                                            1,315                 879                  841
    General and administration                                             72                  63                   65
                                                               ----------------    ----------------     ----------------
                                                                        1,773               1,328                1,226
                                                               ----------------    ----------------     ----------------

    Their aggregate remuneration comprised:
                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2004        30 June 2003         30 June 2002
                                                                     GBP '000            GBP '000             GBP '000

    Wages, salaries and benefits                                       77,487              65,943               70,545
    Social security costs                                               7,216               3,338                1,830
    Other pension costs                                                 2,069               1,560                1,829
    Share-based compensation                                              101                 361                  398
                                                               ----------------    ----------------     ----------------
                                                                       86,873              71,202               74,602
                                                               ----------------    ----------------     ----------------

c)  Pension costs
                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2004        30 June 2003         30 June 2002
                                                                     GBP '000            GBP '000             GBP '000

    Defined contribution schemes                                        1,674               1,261                1,069
    US multi-employer defined benefit scheme                              161                 149                  129
    UK defined benefit scheme                                             234                 150                  631
                                                               ----------------    ----------------     ----------------
                                                                        2,069               1,560                1,829
                                                               ----------------    ----------------     ----------------

Most UK employees are eligible for membership of the News International
Pension Plan, a defined contribution scheme operated for the benefit of certain UK employees of The News Corporation Group. There were no pension contributions to the defined contribution scheme which were unpaid or prepaid as at 30 June 2004 or 30 June 2003.

Most US employees are eligible for membership of the News America
Incorporated Employees' Pension and Retirement Plan which is operated for the benefit of certain US employees of The News Corporation Group. As such, and so far as it relates to NDS, it is a multi-employer defined benefit scheme. It is not possible to determine the assets and liabilities of this scheme relating to the obligations of NDS to current and former employees. Accordingly, the amounts recorded in the profit and loss account are the contributions payable in the year, as determined by third party actuaries. No contributions to this scheme were unpaid or prepaid as at 30 June 2004 or 30 June 2003.

Further information about the UK defined benefit pension scheme is given in
Note 27.


7.  Taxation
a)  Analysis of tax charge

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2004        30 June 2003         30 June 2002
                                                                      GBP '000            GBP '000             GBP '000

    Current tax
    UK Corporation tax on profits for the year                         11,370              12,595               13,882
    Adjustments in respect of prior periods                            (1,963)                200                  435
    Double tax relief                                                  (1,882)             (2,227)              (3,000)
                                                               ----------------    ----------------     ----------------
    UK current tax charge                                               7,525              10,568               11,317
    Overseas taxation on profits for the year                           3,411               3,437                4,234
    Adjustments to overseas taxation in respect of prior
    periods                                                                 -                (121)                   -
                                                               ----------------    ----------------     ----------------
    Group current tax charge                                           10,936              13,884               15,551
    Share of associate's tax charge (credit)                                -                 (75)                  68
                                                               ----------------    ----------------     ----------------
    Total current tax charge                                           10,936              13,809               15,619
                                                               ----------------    ----------------     ----------------

    Deferred tax
    Origination and reversal of timing differences                      1,907                (695)                (134)
    Adjustments in respect of prior periods                              (805)                358                 (934)
                                                               ----------------    ----------------     ----------------
    Group deferred tax charge (credit)                                  1,102                (337)              (1,068)
                                                               ----------------    ----------------     ----------------

    Total tax charge                                                   12,038              13,472               14,551
                                                               ----------------    ----------------     ----------------

b)  Factors affecting tax charge

NDS is subject to taxation on the profits of its overseas subsidiaries. Substantially all such profits arise on transactions with UK Group companies. It is also subject to taxation on certain remittances from overseas customers, for which UK double taxation relief is substantially available. The tax rate differs from the statutory UK tax rate of 30% as a consequence of different overseas tax rates. Additionally, there are material differences between profits recognised in the financial statements of group companies and profits calculated for tax purposes. Certain charges, primarily goodwill amortisation, are disallowable for tax purposes, certain UK expenditure on research and development is eligible for additional relief and transactions involving employee share options give rise to deductible benefits. Other charges are recognised for tax purposes in periods different from those in which they are recognised in the financial statements. These latter timing differences give rise to deferred tax assets, the potential benefit of which is recognised unless the asset is not expected to be recovered.

    A reconciliation of the tax charge is as follows:

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2004        30 June 2003         30 June 2002
                                                                     GBP '000             GBP '000            GBP '000

     Profit on ordinary activities before taxation                     30,035              39,410               45,229
             UK statutory tax rate                                      30.0%               30.0%                30.0%
                                                               ----------------    ----------------     ----------------
     Prima facie tax charge at the UK statutory rate of
     30%                                                                9,011              11,823               13,569

     Effect of different tax rates on profits earned
     outside of the UK                                                   (977)             (1,300)                (966)
     Permanent differences:
     - Non-deductible goodwill                                          4,310               2,353                2,133
     - Other permanent differences                                        (75)               (258)                 256
     Losses for which no effective relief is available                  2,537                 417                    -
     Tax under- (over-) provided in prior years                        (2,768)                437                 (441)
                                                               ----------------    ----------------     ----------------
     Total tax charge                                                  12,038              13,472               14,551
                                                               ----------------    ----------------     ----------------

     Effective tax rate                                                  40.0%               34.2%                32.2%
                                                               ----------------    ----------------     ----------------

     Total tax charge, as above                                        12,038              13,472               14,551
     Add back:
     Adjustments in respect of prior periods:
             Benefit of losses not previously recognised                1,645                   -                    -
             Transfer to current tax                                     (840)               (358)                 934
     Origination and reversal of timing differences
             Fixed asset timing differences                               (24)                318                  329
             Timing differences relating to accrued
             expenses                                                  (1,647)                377                 (195)
             Use of losses                                               (236)                  -                    -
     Share of associate's tax credit (charge)                               -                  75                  (68)
                                                               ----------------    ----------------     ----------------
     Group current tax charge                                          10,936              13,884               15,551
                                                               ----------------    ----------------     ----------------

As a consequence of the factors noted above, the future tax charge may differ from the statutory UK tax rate of 30%.

c)  Deferred tax
    Deferred tax assets relate to:

                                                                             30 June 2004          30 June 2003
                                                                                GBP '000              GBP '000

     Short-term timing differences on accrued expenses                               888                 2,972
     Long-term timing differences on fixed assets                                    851                 1,301
     Benefit of losses carried forward                                             1,342                     -
                                                                        ------------------    ------------------
                                                                                   3,081                 4,273
                                                                        ------------------    ------------------

Substantially all of the deferred tax asset is expected to be recovered after more than one year. There are no deferred tax liabilities.

There is an unrecognised deferred tax asset as at 30 June 2004 of approximately GBP 2 million in respect of operating losses carried forward, whose recoverability is not probable but which may be used against certain future taxable profits without time limitation. As a result of a tax audit during the year a deferred tax asset of GBP 1,645,000 was recognised for operating losses existing at 30 June 2003 which had not previously been recognised because their recoverability had not been considered to be probable. These losses may be used against future taxable profits through to 2015.

The movement in deferred tax balances during the two years ended 30 June 2004 is as follows:

                                                                               Year ended            Year ended
                                                                             30 June 2004          30 June 2003
                                                                                GBP '000              GBP '000

    Beginning of year                                                              4,273                 3,951
    Adjustments in respect of prior periods:
             Benefit of losses not previously recognised                           1,645                     -
             Transfer to current tax                                                (840)                 (358)
    Origination and reversal of timing differences:
             Fixed asset timing differences                                          (24)                  318
             Timing differences relating to accrued expenses                      (1,647)                  377
             Use of losses                                                          (236)                    -
    Foreign exchange movements                                                       (90)                  (15)
                                                                        ------------------    ------------------
    End of year                                                                    3,081                 4,273
                                                                        ------------------    ------------------


8.  Earnings per share

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2004        30 June 2003         30 June 2002

    Basic earnings per share                                              34.1p               48.4p                57.5p
    Diluted earnings per share                                            33.1p               48.0p                56.1p

    Adjusted basic earnings per share                                     66.4p               65.2p                71.1p
    Adjusted diluted earnings per share                                   64.4p               64.7p                69.4p
                                                               ----------------    ----------------     ----------------

Basic earnings per share is calculated as the profit attributable to equity shareholders divided by the weighted average number of shares in issue. Equity shareholders' interests may be diluted due to the existence of share options granted to employees (see Note 19c). The dilutive effect of potential shares has been calculated in the manner prescribed by FRS 14: "Earnings per share", and as such, is a function of the average share price in each period. The weighted average numbers of shares used in the calculations is as follows:

                                                                    Year ended          Year ended           Year ended
                                                                  30 June 2004        30 June 2003         30 June 2002

    Weighted average number of shares in issue                     54,093,083          53,856,141           53,347,593

    Diluted weighted average number of shares                      55,715,566          54,267,114           54,659,952
                                                               ----------------    ----------------     ----------------

    Average share price                                                $21.73                $9.52             $20.77
                                                               ----------------    ----------------     ----------------


9.  Investments
a)  Acquisition of MediaHighway

On 16 December 2003, a subsidiary, NDS Limited, acquired the MediaHighway middleware business from a subsidiary of Thomson SA and licensed certain related patents from Thomson SA for a total consideration of EUR 60 million in cash. The Directors commissioned an independent valuation of the separable intangible fixed assets acquired, together with an assessment of their expected useful lives.

As a result of this assessment and following agreement with Thomson SA on the accounts of the acquired business as at completion, the following assets and liabilities have been recognised in the consolidated balance sheet as at acquisition:

                                                                        Book values        Fair value      Fair value
                                                                           prior to       adjustments          to NDS
                                                                        acquisition
                                                                          GBP '000          GBP '000         GBP '000

    Separable intangible fixed assets, other than goodwill                   1,969            32,776           34,745
    Goodwill                                                                 5,339             1,171            6,510
    Tangible fixed assets                                                    2,048                 -            2,048
    Stock                                                                       31                 -               31
    Debtors and prepayments                                                  6,067            (1,433)           4,634
    Cash                                                                     5,882                 -            5,882
    Current liabilities                                                    (10,234)             (583)         (10,817)
                                                                     ---------------   ---------------  ----------------
    Net assets                                                              11,102            31,931           43,033
                                                                     ---------------   ---------------  ----------------

    Consideration, including costs, settled in cash                                                            43,033
                                                                                                        ----------------

The fair value adjustments to intangible fixed assets, including goodwill, represent the difference between the book values at historic cost as shown in the accounts of the acquired business and the values at acquisition as determined by NDS's independent valuers. The adjustment to debtors is to re-state amounts at their realisable value. The adjustment to current liabilities is in respect of contractual liabilities not recognised under the accounting policies adopted by the acquired business.

The Directors have examined in detail the plans and projections of the acquired business and the way in which it has been integrated into the rest of the NDS organisation. As a result of this assessment the Directors have concluded that the values attributed to the intellectual property rights and products of the MediaHighway business are supported by the business plans and cash flow projections. However, the projections of the incremental future cash flows attributable to the acquired business do not support the value of the goodwill acquired. Accordingly an impairment charge has been recorded to write down the acquired goodwill from its cost of GBP 6,510,000 to nil.

The accounts of the acquired business for the period from 1 August 2003 to 16 December 2003 show revenue of GBP 9.1 million, operating loss of GBP 1.0 million, loss before tax of GBP 1.1 million, tax of GBP nil and loss after tax of GBP 1.1 million. There were no recognised gains or losses other than the loss for the period. The business did not exist as a separate entity prior to 1 August 2003 and accordingly it is not possible to present the results of the business for its previous financial year. For the period from 16 December 2003 until 30 June 2004 the MediaHighway business contribution to the consolidated results of the Group was revenue of GBP 7,824,000, cost of sales of GBP 467,000, operating expenses of GBP 14,231,000, plus GBP 2,641,000 of regular amortisation and GBP 6,510,000 of goodwill impairment charge.


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

Following determination of the revenues and profitability of Visionik for the year ended 31 May 2003 and consideration of the budgets for the period ending 31 May 2004, the Directors concluded that it was unlikely that further amounts would become payable. Accordingly, the estimated fair value of the goodwill acquired was adjusted during the year ended 30 June 2003. No further adjustments were necessary following the determination of the revenues and profitability for the year ended 31 May 2004.

The Directors undertook an impairment review and a re-appraisal of the fair values of the assets acquired as at 30 June 2003 and, except for the adjustment to goodwill referred to above, concluded that no further adjustments were required.

                                                                                            GBP '000

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
                                                                                   -------------------

The contribution of Visionik to the revenues, costs and cash flows in the year ended 30 June 2002 was not material. The revenues, profits and assets of Visionik for the period prior to acquisition equate to less than 10% of the equivalent quantities of the pre-existing and enlarged NDS.

c)  Acquisition of Orbis

On 1 December 2000 the Company acquired the entire share capital of Orbis Technology Limited ("Orbis"), a company incorporated in Great Britain whose principal activity is the provision of software and services for use as betting applications. The consideration payable was dependent on the revenues and profitability of Orbis in the two years ended 31 March 2002 and certain other factors and is payable in instalments. The amounts recognised as at 30 June 2001 were an estimate of the amounts expected to be paid, as adjusted after determining the actual revenues and profitability for the year ended 31 March 2001. Following determination of the revenues and profitability of Orbis for the year ended 31 March 2002, the Directors undertook an impairment review and a re-appraisal of the fair values of the assets acquired and consideration given. Accordingly, the following adjustment to the fair value of the goodwill acquired was made during the year ended 30 June 2002.

                                                                                            GBP '000

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

d)  Investments

Investments comprise shares listed on the Alternative Investment Market in London, are stated at their market value as at 30 June 2004 and were acquired in connection with the transaction referred to in Note 3c.


10.  Intangible fixed assets

The movement in intangible fixed assets in the year ended 30 June 2004 was as follows:

                                                                           Intellectual
                                                        Goodwill        property rights                 Total
                                                       GBP '000               GBP '000              GBP '000
    Cost
    Beginning of year                                   91,045                   5,754                96,799
    Acquisition of MediaHighway                          6,510                  34,745                41,255
    Other additions                                          -                     104                   104
    Foreign exchange adjustment                              -                    (141)                 (141)
                                              -------------------     ------------------    ------------------
    End of year                                         97,555                  40,462               138,017
                                              -------------------     ------------------    ------------------

    Accumulated amortisation
    Beginning of year                                   30,618                   2,132                32,750
    Regular charge for the year                          7,854                   4,587                12,441
    Impairment charge                                    6,510                       -                 6,510
    Foreign exchange adjustment                              -                      (5)                   (5)
                                              -------------------     ------------------    ------------------
    End of year                                         44,982                   6,714                51,696
                                              -------------------     ------------------    ------------------

    Net book value
    Beginning of year                                   60,427                   3,622                64,049
                                              -------------------     ------------------    ------------------
    End of year                                         52,573                  33,748                86,321
                                              -------------------     ------------------    ------------------

The movement in intangible fixed assets in the year ended 30 June 2003 was as follows:

                                                                           Intellectual
                                                        Goodwill        property rights                Total
                                                       GBP '000               GBP '000              GBP '000
    Cost
    Beginning of year                                   94,234                   5,272                99,506
    Additions                                                -                     482                   482
    Adjustment to Visionik acquisition                  (3,189)                      -                (3,189)
                                              -------------------     ------------------    ------------------
    End of year                                         91,045                   5,754                96,799
                                              -------------------     ------------------    ------------------

    Accumulated amortisation
    Beginning of year                                   22,773                     241                23,014
    Charge for the year                                  7,845                   1,891                 9,736
                                              -------------------     ------------------    ------------------
    End of year                                         30,618                   2,132                32,750
                                              -------------------     ------------------    ------------------

    Net book value
    Beginning of year                                   71,461                   5,031                76,492
                                              -------------------     ------------------    ------------------
    End of year                                         60,427                   3,622                64,049
                                              -------------------     ------------------    ------------------


11.  Tangible fixed assets

The movement in tangible fixed assets in the year ended 30 June 2004 was as follows:

                                              Leasehold             Equipment &
                                           improvements               furniture                 Total
                                               GBP '000                GBP '000              GBP '000
      Cost
      Beginning of year                          9,882                   49,319                59,201
      Acquisition of MediaHighway                    -                    2,048                 2,048
      Other additions                            1,880                    8,588                10,468
      Disposals                                    (87)                  (3,168)               (3,255)
      Foreign exchange adjustment                 (558)                  (3,260)               (3,818)
                                   --------------------     -------------------   -------------------
      End of year                                11,117                  53,527                64,644
                                   --------------------     -------------------   -------------------

      Depreciation
      Beginning of year                          6,400                   38,104                44,504
      Charge for the year                        1,580                    6,716                 8,296
      Disposals                                    (75)                  (2,958)               (3,033)
      Foreign exchange adjustment                 (457)                  (2,415)               (2,872)
                                   --------------------     -------------------   -------------------
      End of year                                7,448                   39,447                46,895
                                   --------------------     -------------------   -------------------

      Net Book Value
      Beginning of year                          3,482                   11,215                14,697
                                  --------------------      -------------------   -------------------
      End of year                                3,669                   14,080                17,749
                                  --------------------      -------------------   -------------------

The movement in tangible fixed assets in the year ended 30 June 2003 was as follows:


                                              Leasehold            Equipment &
                                           improvements              furniture                 Total
                                              GBP '000                 GBP '000              GBP '000
      Cost
      Beginning of year                          9,406                   47,516                56,922
      Additions                                    970                    5,150                 6,120
      Disposals                                     (5)                    (551)                 (556)
      Foreign exchange adjustment                 (489)                  (2,796)               (3,285)
                                   --------------------     -------------------   -------------------
      End of year                                9,882                   49,319                59,201
                                   --------------------     -------------------   -------------------

      Depreciation
      Beginning of year                          5,242                   33,986                39,228
      Charge for the year                        1,560                    6,520                 8,080
      Disposals                                     (5)                    (485)                 (490)
      Foreign exchange adjustment                 (397)                  (1,917)               (2,314)
                                  --------------------      -------------------   -------------------
      End of year                                6,400                   38,104                44,504
                                  --------------------      -------------------   -------------------

      Net Book Value
      Beginning of year                          4,164                   13,530                17,694
                                  --------------------      -------------------   -------------------
      End of year                                3,482                   11,215                14,697
                                  --------------------      -------------------   -------------------


12.  Stocks

                                                                             30 June 2004          30 June 2003
                                                                                 GBP '000             GBP '000

    Smart cards and their components                                              19,266                 6,308
    Contract work-in-progress                                                        416                 1,309
                                                                        ------------------    ------------------
                                                                                  19,682                 7,617
                                                                        ------------------    ------------------

Smart cards and their components are considered to be in the state of work-in-progress. There is no material difference between the balance sheet value of stock and its replacement cost.


13.  Debtors
    Amounts falling due within one year:

                                                                             30 June 2004          30 June 2003
                                                                                GBP '000              GBP '000

    Trade debtors                                                                 46,121                26,765
    Accrued income                                                                11,952                 4,322
    Corporate tax recoverable                                                         69                   984
    Value Added Tax and similar taxes recoverable                                  1,909                   473
    Other debtors                                                                  1,172                   326
    Prepaid expenses                                                               8,668                 3,245
                                                                        ------------------    ------------------
                                                                                  69,891                36,115
                                                                        ------------------    ------------------

Trade debtors are stated net of a provision for doubtful debts of GBP
1,653,000 (2003: GBP 5,561,000). Trade debtors include amounts due from related parties arising out of trading transactions, as disclosed in Note 28a.

14.  Cash

                                                                             30 June 2004          30 June 2003
                                                                                GBP '000              GBP '000

    Short-term deposits                                                           91,523                88,103
    Freely available cash at bank and in hand                                     33,563                33,417
                                                                        ------------------    ------------------
                                                                                 125,086               121,520
                                                                        ------------------    ------------------
    Short-term deposits have maturities between 1 and 20 days.


15.  Creditors - Amounts falling due within one year

                                                                             30 June 2004          30 June 2003
                                                                                GBP '000              GBP '000

    Amounts due in respect of the acquisition of Visionik                              9                   390
    Trade creditors                                                               26,506                 6,357
    Due to The News Corporation Group                                              1,700                 1,579
    Corporate tax payable                                                          3,727                 7,745
    Payroll taxes and social security                                              3,444                 1,604
    Value Added Tax and similar taxes payable                                      2,204                 1,950
    Other creditors                                                                2,765                 3,091
    Customer deposits and deferred income                                         33,323                14,137
    Accrued expenses                                                              20,941                16,644
    Deferred government grants                                                       541                   584
                                                                        ------------------    ------------------
                                                                                  95,160                54,081
                                                                        ------------------    ------------------


16.  Creditors - Amounts falling due after one year

                                                                             30 June 2004          30 June 2003
                                                                                 GBP '000             GBP '000

    Loan finance                                                                       -                   366
    Deferred government grants                                                     1,083                 1,167
                                                                        ------------------    ------------------
                                                                                   1,083                 1,533
                                                                        ------------------    ------------------

Interest-free loan finance was provided by the minority shareholder of Fancy a Flutter Limited. The Group's interest in Fancy a Flutter Limited was sold during the year ended 30 June 2004, as described in Note 3c.


17.  Provision for liabilities and charges

The movement in provisions for liabilities and charges during the two years ended 30 June 2004 was as follows:

                                                          Contingent    Changeover       Employee      Onerous     Total
                                                       consideration     provision   benefits and       leases
                                                                                            taxes
                                                         GBP '000         GBP '000       GBP '000     GBP '000     GBP '000

    As at 1 July 2002                                       2,895           16,900          1,993        1,903    23,691

    Adjustment to goodwill arising on acquisition
    of Visionik                                            (2,895)               -              -            -    (2,895)
    Charged (credited) to profit and loss account               -            3,810           (604)       1,831     5,037
    Used                                                        -          (17,790)          (217)      (1,409)  (19,416)
    Foreign exchange movements                                  -                -            (79)         (10)      (89)
                                                    ----------------------------------------------------------------------
    As at 30 June 2003                                          -            2,920          1,093        2,315     6,328

    Charged to profit and loss account                          -           13,825          1,324        3,340    18,489
    Used                                                        -             (770)          (268)        (877)   (1,915)
    Foreign exchange movements                                  -                -            (95)          (3)      (98)
                                                    ----------------------------------------------------------------------
    As at 30 June 2004                                          -           15,975          2,054        4,775    22,804
                                                    ----------------------------------------------------------------------

The basis for the estimate of the changeover provision is set out in Note
1m under the discussion of subscriber fees. The provision is expected to be used over the next four years. The provision for employee benefits and taxes relates to severance pay (see Note 26d), National Insurance (see Note 1p and Note 26g) and the UK defined benefit pension scheme (see Note 27). The provision for onerous leases is in respect of leased properties which are surplus to the Group's requirements. The maximum potential liability is approximately GBP 9.4 million and extends to June 2014. The provision is based on the net amount expected to be paid by the Group after recoveries from third parties and is expected to be used over the next four years.

18.  Minority interests

The movement in equity minority interests in Fancy a Flutter Limited is as follows:

                                                                             30 June 2004         30 June 2003
                                                                                GBP '000              GBP '000

     Beginning of year                                                                58                     -
     Equity capital contributed by minority shareholder                                -                   160
     Share of losses attributable to minority shareholder                           (472)                 (102)
     Disposal                                                                        414                     -
                                                                        ------------------    ------------------
     End of year                                                                       -                    58
                                                                        ------------------    ------------------


19.  Share capital and reserves
a)   Called-up equity share capital of the Company

                                                               30 June 2004         30 June 2003        30 June 2002
                                                                    US$'000              US$'000             US$'000
    Authorised:

    48,000,000 Series A ordinary shares of $0.01 each                   480                 480                  480

    52,000,000 Series B ordinary shares of $0.01 each                   520                 520                  520
                                                            ----------------    -----------------    ----------------
                                                                      1,000               1,000                1,000
                                                            ----------------    -----------------    ----------------

                                                                   GBP '000            GBP '000             GBP '000
    Allotted, issued and fully paid:
    12,186,598 (2003: 11,983,681; 2002: 11,677,033)
    Series A ordinary shares of $0.01 each                               76                  75                   73

    42,001,000 Series B ordinary shares of $0.01 each                   264                 264                  264
                                                            ----------------    -----------------    ----------------
                                                                        340                 339                  337
                                                            ----------------    -----------------    ----------------

During the year ended 30 June 2002, 69,878 Series A ordinary shares were issued on the exercise of employee share options for cash consideration of GBP 525,000. A further 363,755 Series A ordinary shares were issued in connection with the acquisition of Orbis at a fair value of GBP 17,000,000, being the fair value of the shares as at the date of acquisition. During the year ended 30 June 2003, 306,648 Series A ordinary shares with a fair value of GBP 14,333,000 were issued as the final instalment due in respect of the acquisition of Orbis. During the year ended 30 June 2004, 202,917 Series A ordinary shares were issued on the exercise of employee share options for cash consideration of GBP 1,249,000.

The two classes of ordinary shares entitle the holder to the same rights except that the Series A and Series B ordinary shares are entitled to one vote and ten votes per share, respectively. The Series B ordinary shares may be converted by the shareholder into Series A ordinary shares, at the instigation of the shareholder at any time. Automatic conversion will occur if any sale, transfer or other disposal results in the cessation of the ultimate beneficial ownership of the Series B ordinary shares being retained by entities controlled by The News Corporation Group.

b)   Non-equity share capital

Non-equity share capital comprises 42,000,002 Deferred Shares of GBP 1 each, all authorised, issued and fully paid. The Deferred Shares do not entitle the holders thereof to receive notice of, or attend or vote at, meetings of shareholders of the Company, or to receive dividends. Upon liquidation of the Company, the Deferred Shares entitle the holders to repayment of the capital paid up on those shares, but only after each holder of ordinary shares has received (i) the amount paid up on his shares and (ii) an additional sum of $1 million per share.

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

The schemes provide for the grant of options to purchase Series A ordinary shares in NDS Group plc with a maximum term of 10 years. Options granted under the schemes vest over a four-year period. The schemes authorise options to be granted subject to a maximum of 10% of the ordinary shares of the Company in issue at the date of grant. Options granted prior to the Initial Public Offering were granted at the Directors' estimate of the market value of the Company, as supported by independent advice. Vested options became exercisable following the Initial Public Offering of the Series A ordinary shares on 22 November 1999. With the exception of the matter referred to below, all options granted on, and subsequent to, the Initial Public Offering have been granted at an exercise price equal to the quoted closing price of the Series A ordinary shares on the Nasdaq Exchange on the last trading day before the date of grant. On 5 September 2000, options over 10,000 shares were granted at an exercise price of $20 per share. The intrinsic value of these options as at the date of grant was GBP 362,000 (determined using the exchange rate as of the date of grant). This amount has been charged to the profit and loss account over the vesting period of the options. A net compensation credit of GBP 32,000 has been recorded in the year ended 30 June 2004 as a result of invested options lapsing (2003: compensation cost of GBP 40,000; 2002: GBP 78,000). No charge for compensation cost arises in respect of any other options granted under these schemes.

In addition, NDS operates employee share ownership schemes in UK, Israel and the USA. These enable employees to enter into a fixed-term savings contract with independent financial institutions linked to an option to subscribe for Series A ordinary shares in the Company. The option price is set at a discount of between 15% and 20% of the quoted closing price of the Series A ordinary shares on the Nasdaq Exchange on the last trading day before the announcement of the schemes. The UK scheme is approved as an SAYE scheme by the UK Inland Revenue; the schemes available to Israeli and US employees have equivalent terms. Accordingly, no charge for compensation costs arises in respect of options granted under these schemes.

The option prices have been determined in US dollars because that is the denomination of the market in which the shares are most easily traded. The exchange rate as at 30 June 2004 was GBP 1=US$1.8277 and the Company's closing share price was $24.500. The number and weighted average exercise prices of options are as follows:

                                                                             Number            Weighted average
                                                                                                 exercise price

    Options outstanding, 1 July 2001                                     3,752,943                 $26.550
    Granted                                                              1,021,638                 $21.734
    Forfeited                                                             (199,135)                $37.308
    Exercised                                                              (69,878)                $10.660
                                                                  ------------------
    Options outstanding, 30 June 2002                                    4,505,568                 $25.229
    Granted                                                                960,927                  $7.601
    Cancelled                                                             (951,815)                $56.919
    Forfeited                                                             (306,771                 $24.833
    Exercised                                                                    -                   -
                                                                  ------------------
    Options outstanding, 30 June 2003                                    4,207,909                 $14.065
    Granted                                                                863,616                 $17.120
    Forfeited                                                              (25,151)                $39.659
    Exercised                                                             (202,917)                $11.014
                                                                  ------------------
    Options outstanding, 30 June 2004                                    4,843,457                 $14.604
                                                                  ------------------

    Options vested, 30 June 2003                                         2,389,932                 $13.192
                                                                  ------------------

    Options vested, 30 June 2004                                         2,728,529                 $14.533
                                                                  ------------------



    Options outstanding as at 30 June 2004 expire as follows:
    Expiry date                                                              Number            Exercise price

    31 August 2004                                                          17,278                 $8.600
    30 September 2004                                                      201,120                 $8.096
    30 October 2004                                                          3,001                $34.500
    30 April 2006                                                          290,618              GBP 5.280
    21 May 2007                                                            523,565                 $8.140
    5 April 2008                                                           406,113                 $8.140
    24 March 2009                                                          474,580                 $9.850
    4 May 2009                                                               4,000                 $9.850
    22 November 2009                                                       729,534                $20.000
    24 January 2010                                                         11,500                $43.000
    27 April 2010                                                           11,312                $56.875
    24 September 2010                                                        8,750                $20.000
    4 December 2010                                                         20,439                $60.000
    3 October 2011                                                         892,869                $21.900
    12 March 2012                                                           23,600                $16.950
    2 June 2012                                                              5,000                $11.400
    20 November 2012                                                       216,658                 $6.500
    8 January 2013                                                         152,450                 $7.530
    9 February 2013                                                          5,000                 $7.490
    4 November 2013                                                        846,070                $17.120

                                                                  ------------------
                                                                         4,843,457
                                                                  ------------------


20.  Reserves

Movements in the Group's reserves for the three years in the period ended 30 June 2004 are as follows:

                                         Share      Merger      Shares to         Capital      Profit and
                                         -----      ------      ---------         -------      ----------
                                        premium     reserve     be issued    contribution     loss account           Total
                                        -------     -------     ---------    ------------     ------------           -----
                                       GBP '000    GBP '000      GBP '000        GBP '000        GBP '000           GBP '000

    As at 1 July 2001                   127,049      18,485        22,336         133,265        (217,603)           83,532

    Profit for the financial year             -           -             -               -          30,678            30,678
    Issue of shares for cash                728           -             -               -            (204)              524
    Acquisition of Orbis                      -      17,000        (8,003)              -               -             8,997
    Share options                             -           -             -               -              78                78
    Foreign exchange movement                 -           -             -               -          (2,338)           (2,338)
                                    -----------------------------------------------------------------------------------------
    As at 30 June 2002                  127,777      35,485        14,333         133,265        (189,389)          121,471

    Profit for the financial year             -           -             -               -          26,040            26,040
    Acquisition of Orbis                      -      14,331       (14,333)              -               -                (2)
    Share options                             -           -             -               -              40                40
    Foreign exchange movement                 -           -             -               -          (3,617)           (3,617)
                                    -----------------------------------------------------------------------------------------
    As at 30 June 2003                  127,777      49,816             -         133,265        (166,926)          143,932

    Profit for the financial year             -           -             -               -          18,469            18,469
    Issue of shares for cash              1,248           -             -               -               -             1,248
    Share options                             -           -             -               -             (32)              (32)
    Foreign exchange movement                 -           -             -               -          (2,780)           (2,780)
                                    -----------------------------------------------------------------------------------------
    As at 30 June 2004                  129,025      49,816             -         133,265        (151,269)          160,837
                                    -----------------------------------------------------------------------------------------

21.  Reconciliation of movements in shareholders' funds

A reconciliation of movements in shareholders' funds for the three years in the period ended 30 June 2004 is as follows:

                                                                    Year ended             Year ended            Year ended
                                                                  30 June 2004           30 June 2003          30 June 2002
                                                                     GBP '000               GBP '000               GBP '000

     Profit for the financial year                                     18,469                 26,040                30,678
     Other recognised gains and losses relating to the year            (2,780)                (3,617)               (2,338)
                                                             ------------------     ------------------    ------------------
                                                                       15,689                 22,423                28,340
     Issue of shares for cash                                           1,249                      -                   525
     Acquisition of Orbis                                                   -                      -                 8,999
     Share options                                                        (32)                    40                    78
                                                             ------------------     ------------------    ------------------
                                                                       16,906                 22,463                37,942
    Opening shareholders' funds                                       186,271                163,808               125,866
                                                             ------------------     ------------------    ------------------
    Closing shareholders' funds                                       203,177                186,271               163,808
                                                             ------------------     ------------------    ------------------


22.  Reconciliation of operating profit to operating cash flows

A reconciliation of operating profit to net cash flow from operating activities is as follows:

                                                                    Year ended             Year ended            Year ended
                                                                  30 June 2004           30 June 2003          30 June 2002
                                                                     GBP '000               GBP '000              GBP '000

     Operating profit                                                  25,821                 36,803                42,695
     Depreciation                                                       8,296                  8,080                 9,454
     Amortisation of intangible fixed assets                           18,951                  9,736                 7,350
     Losses on investment                                                 244                    465                     -
     Share-based compensation                                             101                    361                   398
     Release of deferred capital government grants                       (562)                  (644)                 (879)
     Decrease (increase) in stocks                                    (12,035)                29,448               (14,592)
     Decrease (increase) in debtors                                   (29,688)                11,480                   478
     Increase (decrease) in creditors                                  34,746                (36,464)               15,622
     Increase (decrease) in provisions                                 16,574                (14,468)                7,390
                                                             ------------------     ----------------------------------------
     Net cash inflow from operating activities                         62,448                 44,797                67,916
                                                             ------------------     ----------------------------------------


23.  Analysis of cash flows
a)  Returns on investments and servicing of finance

                                                                    Year ended             Year ended            Year ended
                                                                  30 June 2004           30 June 2003          30 June 2002
                                                                      GBP '000              GBP '000               GBP '000

    Interest received                                                   3,970                  2,930                 3,122
    Interest paid                                                         (28)                    (8)                 (557)
                                                             ------------------     ------------------ -- ------------------
    Net cash inflow                                                     3,942                  2,922                 2,565
                                                             ------------------     ------------------ -- ------------------

b)  Taxation
                                                                    Year ended             Year ended            Year ended
                                                                  30 June 2004           30 June 2003          30 June 2002
                                                                     GBP '000               GBP '000              GBP '000

    UK tax paid                                                       (11,577)               (10,889)               (9,317)
    Overseas tax paid                                                  (2,526)                (3,702)               (3,758)
                                                             ------------------     ------------------ -- ------------------
    Net cash outflow                                                  (14,103)               (14,591)              (13,075)
                                                             ------------------     ------------------ -- ------------------

c)  Capital expenditure and financial investment

                                                                    Year ended             Year ended            Year ended
                                                                  30 June 2004           30 June 2003          30 June 2002
                                                                      GBP '000               GBP '000              GBP '000

    Purchase of tangible fixed assets                                 (10,468)                (6,120)               (7,736)
    Purchase of intangible fixed assets                                  (104)                  (482)                    -
    Proceeds from sale of tangible fixed assets                           105                     66                    39
    Capital grants received                                               222                    861                 1,280
    Proceeds from sale of investments                                       -                    500                     -
                                                             ------------------     ------------------ -- ------------------
    Net cash outflow                                                  (10,245)                (5,175)               (6,417)
                                                             ------------------     ------------------ -- ------------------

d)  Acquisitions and disposals
                                                                    Year ended             Year ended            Year ended
                                                                  30 June 2004           30 June 2003          30 June 2002
                                                                      GBP '000               GBP '000              GBP '000

    Cash payments in connection with acquisition of
    Visionik                                                             (385)                (4,856)                 (300)
    Cash balances acquired with Visionik                                    -                      -                   123
    Cash payments in connection with acquisition of
    MediaHighway                                                      (43,033)                     -                     -
    Cash balances acquired with MediaHighway                            5,882                      -                     -
    Cash of Fancy a Flutter Limited at disposal                          (476)                     -                     -
    Restricted cash taken off (placed on) deposit in
    connection with acquisitions                                            -                  4,860                (5,339)
    Loans repaid by (advanced to) associated undertaking                    -                  1,667                (1,045)
                                                             ------------------     ------------------ -- ------------------
    Net cash inflow (outflow)                                         (38,012)                 1,671                (6,561)
                                                             ------------------     ------------------ -- ------------------

e)  Management of liquid resources

During the year ended 30 June 2004, a net amount of GBP 3,589,000 cash was placed on short-term deposit with banks (2003: GBP 25,637,000; 2002: GBP 62,482,000). Notice periods for withdrawal are between 1 and 20 days.

f)  Financing

                                                                    Year ended             Year ended            Year ended
                                                                  30 June 2004           30 June 2003          30 June 2002
                                                                     GBP '000               GBP '000              GBP '000

    Proceeds from issue of shares                                       1,249                      -                   525
    Equity capital contributed by minority interests                        -                    160                     -
    Loan finance provided by minority interests                            24                    366                     -
    Restricted cash taken off deposit                                       -                      -                14,403
    Repayment of Series A Loan Notes                                        -                      -               (14,403)
                                                             ------------------     ------------------ -- ------------------
    Net cash inflow (outflow)                                           1,273                    526                   525
                                                             ------------------     ------------------ -- ------------------

g)  Effect of acquisitions

In the year ended 30 June 2004, the MediaHighway business used net cash from operating activities of GBP 4,262,000 and incurred capital expenditure cash payments of GBP 1,651,000. In the year ended 30 June 2002, the contribution of Visionik to the Group's consolidated cash flows was not material.

24.  Analysis and reconciliation of net funds
a)  Analysis of movements in net funds

    Year ended 30 June 2004
                                          1 July      Cash flow             Foreign          Other       30 June
                                             2003                          exchange       non-cash          2004
                                                                          movements        changes
                                            GBP '000     GBP '000          GBP '000       GBP '000      GBP '000

    Available cash                            33,417        1,714          (1,568)               -        33,563
    Short-term deposits                       88,103        3,589            (169)               -        91,523
                                         ------------ ------------- ---------------- --------------- -------------
    Net cash                                 121,520        5,303          (1,737)               -       125,086
    Loan finance                                (366)         (24)              -              390             -
    Due in respect of Visionik
    acquisition                                 (390)         385              (4)               -            (9)

                                         ------------ ------------- ---------------- --------------- -------------
    Net funds                                120,764        5,664          (1,741)             390       125,077
                                         ------------ ------------- ---------------- --------------- -------------

    Year ended 30 June 2003
                                          1 July      Cash flow             Foreign          Other       30 June
                                             2002                          exchange       non-cash          2003
                                                                          movements        changes
                                            GBP '000     GBP '000          GBP '000       GBP '000      GBP '000

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
                                         ------------ ------------- ---------------- --------------- -------------

    Year ended 30 June 2002
                                          1 July      Cash flow             Foreign          Other       30 June
                                             2001                          exchange       non-cash          2002
                                                                          movements        changes
                                        GBP '000         GBP '000          GBP '000       GBP '000      GBP '000

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
                                         ------------ ------------- ---------------- --------------- -------------


b)  Reconciliation of net funds

                                                                      Year ended            Year ended             Year ended
                                                                    30 June 2004          30 June 2003           30 June 2002
                                                                       GBP '000               GBP '000               GBP '000

    Increase (decrease) in cash in year                                   1,714                 4,513                (17,529)
    Cash placed on short-term deposit                                     3,589                25,637                 62,482
    Cash withdrawn from restricted deposit                                    -                (4,860)                (9,064)
    Loan finance received                                                   (24)                 (366)                     -
    Paid in respect of Visionik acquisition                                 385                 4,856                      -
    Repayment of Series A Loan Notes                                          -                     -                 14,403
                                                               ------------------    ------------------ --- ------------------
    Change in net cash resulting from cash flows                          5,664                29,780                 50,292
    Non-cash transactions                                                   390                   263                 (5,321)
    Foreign currency translation differences                             (1,741)               (2,622)                (2,562)
                                                               ------------------
                                                               ------------------    ------------------ --- ------------------
    Movement in net funds in year                                         4,313                27,421                 42,409
    Net funds, beginning of year                                        120,764                93,343                 50,934
                                                               ------------------    ------------------ --- ------------------
    Net funds, end of year                                              125,077               120,764                 93,343
                                                               ------------------    ------------------ --- ------------------


25.  Non-cash transactions

The loan finance ceased to be a liability of the Group during the year on the disposal of Fancy a Flutter Limited for non-cash consideration as described in Note 3c. Adjustments in the year ended 30 June 2003 to the consideration payable in respect of the acquisition of Visionik and the issue of shares in respect of the Orbis acquisition are non-cash transactions.


26.  Commitments and contingencies
a)  Financial commitments

Capital expenditure contracted for but not provided in the financial statements amounted to GBP 0.3 million (2003: GBP 0.1 million; 2002: GBP 0.9 million).

b)  Lease commitments

The Company and certain subsidiary undertakings occupy buildings held on short-term leases. The annual rentals paid on these leases during the year ended 30 June 2004 were GBP 8,389,000 (2003: GBP 6,882,000; 2002: GBP 6,547,000). The
rents payable under these leases are subject to renegotiation at various intervals specified in the leases. Certain of the leases are held by companies within The News Corporation Group. NDS has entered into indemnity agreements whereby it will be liable for all amounts due relating to the leases. Minimum annual commitments under operating leases are as follows:

                                                                    30 June 2004          30 June 2003
                                                                       GBP '000               GBP '000
    Expiry date of lease:
             - Within one year                                              862                   351
             - In two to five years inclusive                             3,055                 2,945
             - Over five years                                            4,110                 2,701
                                                               ------------------    ------------------
                                                                          8,027                 5,997
                                                               ------------------    ------------------

The future minimum rental commitments as of 30 June 2004 fall due in the following periods:

    Year ending 30 June                                                    GBP '000

    2005                                                                     8,027
    2006                                                                     7,740
    2007                                                                     7,115
    2008                                                                     6,591
    2009                                                                     5,852
    Thereafter                                                              28,089
                                                                  ------------------
                                                                            63,414
                                                                  ------------------

GBP 4,775,000 of these amounts is included within the provision for onerous leases shown in Note 17.

c)  Litigation

On 6 June 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (collectively, "Echostar") filed an action against NDS in the United States District Court for the Central District of California. Echostar filed an amended complaint on 8 October 2003. The amended complaint purported to allege claims for violation of the Digital Millennium Copyright Act ("DMCA"), the Communications Act of 1934 ("CA"), the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California's Unfair Competition statute and the federal RICO statute. The complaint also purported to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint sought injunctive relief, compensatory and exemplary damages and restitution. On 22 December 2003, all of the claims were dismissed by the court, except for the DMCA, CA and unfair competition claims, and the Court limited these claims to acts allegedly occurring within three years of the filing of the complaint. Echostar filed a second amended complaint. NDS filed a motion to dismiss the second amended complaint on 31 March 2004. The motion was scheduled to be heard by the Court on 23 July 2004. On 21 July 2004, the Court issued an order granting a motion for a more definite statement and gave Echostar 10 days in which to file a third amended complaint that corrects the deficiencies noted in the court's order. EchoStar filed a third amended complaint on 4 August 2004. NDS intends vigorously to defend the action and has filed a motion to dismiss the third amended complaint. A hearing has been set for 13 December 2004.

On 25 July 2003, Sogecable, S.A. and its subsidiary Canalsatellite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies SA (together, "Sogecable"), filed an action against NDS in the United States District Court for the Central District of California. Sogecable filed an amended complaint on 9 October 2003. The amended complaint purported to allege claims for violation of the DMCA and the federal RICO statute. The amended complaint also purported to allege claims for interference with contract and prospective business advantage. The complaint sought injunctive relief, compensatory and exemplary damages and restitution. On 22 December 2003, all of the claims were dismissed by the court. Sogecable filed a second amended complaint. NDS intends vigorously to defend the action, and filed a motion to dismiss the second amended complaint on 31 March 2004. On 4 August 2004, the court issued an order dismissing the second amended complaint in its entirety. Sogecable has indicated its intention to appeal the court's order.

In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. and certain of its affiliates in the United States District Court for the Central District of California. At DIRECTV's request, the action was filed under seal. On 21 October 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer. In late April 2003, the parties agreed to stay proceedings pending efforts to resolve the disputes through mediation. In August 2003, the parties agreed to stay the litigation between them until the closing of The News Corporation Group's acquisition of a 34% interest in Hughes Electronics Corporation ("Hughes"), the parent company of DIRECTV. The closing of the acquisition of the Hughes interest occurred on 22 December 2003, and on 30 December 2003 the litigation and all claims and counterclaims alleged therein were dismissed with prejudice.

On 2 October 2002, NDS Americas, Inc. was served with subpoenas by the US Attorney's office in San Diego, California, seeking documents apparently in connection with an investigation related to claims made in early 2002 by Canal+ Technologies SA (these claims having been dismissed) and the Echostar claims referred to below. NDS is co-operating with the investigation. NDS was advised by the US Attorney's Office in San Diego that it was not currently considered either a target or a subject in the investigation. Lead responsibility for the investigation has been transferred to the US Attorney's office for the Central District of California. On 3 February 2004, the US Attorney's office notified NDS that it had completed its investigation and concluded that, based on information and evidence gathered, the claims against NDS did not warrant further investigation or action.

The costs of dealing with these matters have been expensed as incurred. Any further costs incurred will be recorded in financial statements for future periods.

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

The gross liability and the amount funded by insurance policies are:

                                                                             30 June 2004          30 June 2003
                                                                                 GBP '000                 GBP '000

    Gross severance pay                                                           10,717                 9,985
    Amounts funded by insurance policies                                          (9,381)               (9,348)
                                                                        ------------------    ------------------
    Net provision                                                                  1,336                   637
                                                                        ------------------    ------------------

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

e)  Government grants

A subsidiary company, NDS Technologies Israel Limited, has received government grants towards the cost of certain capital expenditure. If the conditions of the grants are not complied with, the grants may be required to be refunded, in whole or in part, with interest from the date of receipt. The major conditions relating to a grant concern the maintenance of adequate non-distributable reserves and retention of the associated assets for a set period of time. The cumulative amount received and receivable to 30 June 2004 amounted to approximately GBP 6 million. It is not anticipated that any repayment will be required. The fixed assets of NDS Technologies Israel Limited, with a net book value of approximately GBP 5.4 million as at 30 June 2004, are the subject of a floating charge to secure compliance with the terms of the grants.

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

g)  National Insurance on share options

The Company has granted options to certain UK employees under unapproved share option schemes. UK law levies Employer's National Insurance contributions on the gains made by employees upon exercise of certain options. Provision is made over the vesting period of relevant options based on the prevailing National Insurance rate and the difference between the market value of the underlying shares at the balance sheet date (being $24.500 per share) and the option exercise price. A similar liability to National Insurance arises on undistributed, fully vested assets held by an employee benefits trust, which will crystallise when the assets are distributed. The amount provided as at 30 June 2004 and included within provision for employee benefits and taxes in Note 17 is GBP 478,000 (2003: GBP 128,000; 2002: GBP 84,000). The provision is expected to be utilised over the life of the options as set out in Note 19c. The provision would have been GBP 147,000 higher had the share price been 10% higher than that prevailing on 30 June 2004. The provision would have been GBP 151,000 higher if all relevant options extant at 30 June 2004 had been capable of being exercised on that date.

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


27.  UK defined benefit pension obligations

NDS has certain liabilities to a small number of current and former employees who are members of a UK defined benefit pension scheme. An actuarial valuation using the projected unit method as at 30 June 2004 showed an excess of liabilities over assets of approximately GBP 4 million, which equates to a funding level of 54%. Under the Group's current accounting policy, the charge for the year in respect of the defined benefit scheme was GBP 136,000 (2003: GBP 150,000; 2002: GBP 631,000). No contributions were unpaid or prepaid as at 30 June 2004 or 30 June 2003.

As at 30 June 2001, the scheme was a multi-employer plan and the previous actuarial valuation and contribution rates were such that there was no material difference between the contributions paid by NDS and the cumulative costs charged to the profit and loss account. The scheme was split during the year ended 30 June 2002 and as a result of the latest actuarial valuation the amount charged to the profit and loss account currently exceeds the contribution rate. As at 30 June 2004, provisions for employee benefits and taxes in Note 17 includes an amount of GBP 240,000 (2003: GBP 327,000; 2001: GBP 500,000) in
respect of the difference between cash payments and cumulative costs charged to the profit and loss account. The scheme is closed and the age profile of the active membership is rising significantly and therefore the current service cost is likely to increase over the coming years. The trustees of the scheme, the actuaries and the Directors have agreed to make additional lump sum payments into the scheme and the contribution rates of employed members have been set individually.

The actuarial valuation has been updated to 30 June 2004 using the following assumptions:

                                                                         As at                  As at                 As at
                                                                  30 June 2004           30 June 2003          30 June 2002

    Rate of increase in salaries                                         4.50%                  4.50%                 4.70%
    Rate of increase in pensions in payment                              3.00%                  3.20%                 3.20%
    Discount rate                                                        5.75%                  5.30%                 5.80%
    Inflation assumption                                                 3.00%                  2.50%                 2.70%
                                                             ------------------     ------------------    ------------------

    The assets in the scheme and the expected rate of return were as follows:

                                      Long-term                    Long-term                   Long-term        Value at
                                    rate of return                  rate of                  rate of return 30 June 2002
                                     expected at       Value at     return         Value at   expected at
                                     30 June 2004  30 June 2004   expected at  30 June 2003   30 June 2002
                                                                 30 June 2003
                                                       GBP '000                    GBP '000                     GBP '000
    Equities                            8.50%             2,814      6.50%            2,435      7.00%             3,259
    Bonds                               5.50%             1,802      4.90%            1,571      5.40%               741
    Other                               4.00%                61      4.00%               28      4.00%               191
                                                   --------------              --------------               --------------
    Total market value of assets                          4,677                       4,034                        4,191
    Present value of liabilities                         (8,719)                     (8,309)                      (7,144)
                                                   --------------              --------------               --------------
    Deficit in the scheme                                (4,042)                     (4,275)                      (2,953)
    Related deferred tax asset                            1,213                       1,283                          886
                                                   --------------              --------------               --------------
    Net pension liability                                (2,829)                     (2,992)                      (2,067)
                                                   --------------              --------------               --------------

The amounts have not been recognised in these financial statements because
NDS has elected to provide only the disclosures required by FRS 17 until its full adoption becomes mandatory. Had FRS 17 been adopted, the effect would have been as follows:

                                                                    Year ended             Year ended            Year ended
                                                                  30 June 2004           30 June 2003          30 June 2002
                                                                      GBP '000               GBP '000             GBP '000
    Analysis of amount charged to operating profit
    Current service cost                                                   94                     90                   111
    Past service cost                                                       -                      -                     -
                                                             ------------------     ------------------    ------------------
    Total operating charge                                                 94                     90                   111
                                                             ------------------     ------------------    ------------------

    Analysis of amount charged to other finance income
    Expected return on pension scheme assets                              243                    285                   305
    Interest on pension scheme liabilities                               (442)                  (416)                 (382)
                                                             ------------------     ------------------    ------------------
    Net finance cost                                                     (199)                  (131)                  (77)
                                                             ------------------     ------------------    ------------------



                                                                    Year ended             Year ended            Year ended
                                                                  30 June 2004           30 June 2003          30 June 2002
                                                                      GBP '000               GBP '000              GBP '000
    Analysis of amount recognised in statement of total
    recognised gains and losses
    Actual return less expected return on pension scheme
    assets                                                                180                   (712)                (1,110)
    Experience gains arising on the scheme liabilities                      -                     50                    599
    Changes in assumptions underlying the present value of
    the scheme liabilities                                                105                   (747)                  (684)
                                                             ------------------     ------------------      ----------------
    Actuarial loss recognised in statement of total
    recognised gains and losses                                        (1,409)                (1,409)                (1,195)
                                                             ------------------     ------------------      ----------------

    Movement in deficit during the year
    Deficit in scheme, beginning of year                               (4,275)                (2,953)                (1,701)
    Movement in year:
             Current service cost                                         (94)                   (90)                  (111)
             Contributions                                                241                    308                    131
             Past service costs                                             -                      -                      -
             Other finance charges                                       (199)                  (131)                   (77)
             Actuarial gain (loss)                                        285                 (1,409)                (1,195)
                                                             ------------------     ------------------      ----------------
    Deficit in scheme, end of year                                     (4,042)                (4,275)                (2,953)
                                                             ------------------     ------------------      ----------------

                                                                                           Year ended            Year ended
                                                                                         30 June 2004          30 June 2003
    History of experience gains and losses
    Difference between expected and actual return on scheme assets
    -        Amount (GBP '000)                                                                   180                  (712)
    -        As a percentage of scheme assets                                                     4%                   -18%
                                                                                    ------------------    ------------------

    Experience gains and losses on scheme liabilities
    -        Amount (GBP '000)                                                                    -                     50
    -        As a percentage of scheme liabilities                                                0%                     1%
                                                                                    ------------------    ------------------

    Total amount recognised in statement of total recognised gains and losses
    -        Amount (GBP '000)                                                                  285                 (1,409)
    -        As a percentage of scheme liabilities                                                3%                   -17%
                                                                                    ------------------    ------------------


                                                                                               As at                   As at
                                                                                          30 June 2004           30 June 2003
                                                                                            GBP '000                GBP '000
    Balance sheet presentation
    Net assets as reported                                                                   203,177                 186,271
    Effect of SSAP 24, net of tax                                                                168                     229
                                                                                    -------------------     ------------------
    Net assets excluding pension deficit                                                     203,345                 186,500
    Pension deficit                                                                           (2,829)                 (2,992)
                                                                                    -------------------     ------------------
    Net assets including pension deficit                                                     200,516                 183,508
                                                                                    -------------------     ------------------

    Reserves note
    Profit and loss account as reported                                                     (151,269)               (166,926)
    Effect of SSAP 24, net of tax                                                                168                     229
                                                                                    -------------------     ------------------
    Profit and loss account excluding pension deficit                                       (151,101)               (166,697)
    Pension reserve                                                                           (2,829)                 (2,992)
                                                                                    -------------------     ------------------
    Profit and loss account                                                                 (153,930)               (169,689)
                                                                                    -------------------     ------------------


28.  Related party transactions

NDS conducts business transactions with The News Corporation Group on normal commercial terms. These entities are considered to be related parties. Agreements covering these arrangements were entered into in the context of two entities over which a third entity exercises significant influence or control. There can be no assurance therefore, that each of the agreements, or the transactions provided for therein, or any amendments thereof will be effected on terms at least as favourable to NDS as could have been obtained from unaffiliated third parties.

These transactions are of two main types, which are the provision by NDS of technology and services for digital pay-TV systems and the receipt by NDS of administrative services from The News Corporation Group.

a)  Provision of integrated broadcast systems

Technology and services for digital pay-TV systems are supplied to both associated and subsidiary undertakings of The News Corporation Limited. The principal related parties supplied by NDS are BSkyB, DIRECTV (from December
2003), DIRECTV Latin America (from December 2003), Sky Brasil, Sky Mexico, DTH TechCo, Sky Colombia, Sky Chile, Sky Italia, STAR TV, FOXTEL and Sky Network Television. For the year ended 30 June 2004, revenue included GBP 131 million (2003: GBP 79 million; 2002: GBP 87 million) from such related parties. As at 30 June 2004, trade debtors included GBP 33 million (2003: GBP 13 million) from such related parties for goods and services supplied. No bad debt provisions are associated with such amounts.

b)  Administration and finance services

The News Corporation Group provides services under a Master Intercompany Agreement which provides, among other things, for arrangements governing the relationship between NDS and The News Corporation Group. The consideration for each of the services and other arrangements set forth in the Master Intercompany Agreement is mutually agreed and based upon allocated costs. All such consideration and any material arrangements are subject to the approval of the Audit Committee of NDS Group plc. The services covered by the Master Intercompany Agreement include cash management and financing, services of Group employees, facility arrangements, employee matters, including pensions and certain other services. Amounts charged in respect of these services amounted to GBP 132,000 (2003: GBP 124,000; 2002: GBP 119,000). As at 30 June 2004, GBP 1.7
million (2003: GBP 1.6 million) was owed to The News Corporation Group in respect of administrative services and operating costs paid on behalf of NDS.

NDS has a short-term loan facility of GBP 30 million from The News Corporation Group. The facility has no expiry date and no amounts were drawn down as at 30 June 2004 or 30 June 2003. The facility is considered to be adequate for the NDS's needs.

The Company and certain subsidiaries have entered into cross-guarantees with HSBC Bank plc providing mutual guarantees with other companies within The News Corporation Group for amounts owed to the bank.

c)  UK Corporation Tax

NDS Group plc entered into a Group Relief Agreement, with a UK member of The News Corporation Group, which provides for the mutual surrender of losses and other allowances by group relief. Subject to the terms of the agreement, the party accepting such surrender shall pay or cause to be paid to the surrendering party an amount equal to the amount of tax such accepting party would have paid but for such surrender. The Group tax charge includes such amounts and part of the corporate tax liability included in these financial statements may be settled by payments to The News Corporation Group, rather than the Inland Revenue.


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

Foreign exchange

NDS operates in international markets and has operational presence in several countries. Accordingly it has substantial transactions which are denominated in US dollars and euros, as well as its main functional currency of pounds sterling. All material contracts with customers in Latin America and the Asia-Pacific region are denominated in US dollars. Operating costs are also incurred in the currencies of the various countries in which he Group operates.

Gains or losses arising on the realisation or revaluation of monetary assets and liabilities are included within administrative expenses, as explained more fully in Note 1k. Movements in foreign exchange rates generated net foreign exchange gains of approximately GBP nil (2003: gains of GBP 1.1 million; 2002: losses of GBP 1.4 million) recognised in the profit and loss account. Differences arising on the re-translation of the opening net assets and results of overseas operations resulted in losses of GBP 2.8 million (2003: losses of GBP 3.6 million; 2002: losses of GBP 2.3 million) being recognised as a movement in consolidated reserves.

Inflation

Inflation has not had any significant impact on the results of operations during either of the three years ended 30 June 2004.

Credit risk

NDS is exposed to the risk that a customer may default on payment of amounts due under contracts. A substantial proportion of revenues is derived from large corporations with substantial assets, but many customers are in the early stages of their business cycle when they are investing heavily to build their businesses which increases credit risk. Additionally, a number of customers are located in countries subject to exchange control regulations, which may restrict their ability to settle debts on a timely basis. The Directors' policy is to reduce credit risk by close monitoring of trade receivables and, if necessary, requiring payment of at least part of amounts due under contracts in advance. Potential customers who are in early stages of development are investigated before orders are accepted to ensure that their business plans appear reasonable and that their investors are credible. During the year, there was a net release of bad debt provisions of GBP 0.9 million, primarily as a result of two customers emerging from bankruptcy protection and a third customer resuming a payment plan, having previously defaulted. Bad debt provisions at 30 June 2004 amounted to GBP 1,653,000 (2003: GBP 5,561,000).

Interest rate risk

NDS has entered into no fixed rate borrowings. As at 30 June 2004, NDS had cash of GBP 125 million. Cash in excess of immediate requirements is placed on short-term deposit, earning variable-rate interest. Accordingly NDS is not currently exposed to fixed interest rate risk. Investments and provisions are non-interest bearing.

Investment risk

NDS has a current asset equity investment in listed securities with a market value of GBP 414,000. Accordingly it is exposed to investment risk on this item.

b)  Liquidity and interest rate risks

As at 30 June 2004 the NDS Group had no net debt and cash balances of GBP
125 million. The average interest rate applied to cash balances during the year was 3.9%.

NDS has a short-term loan facility of GBP 30 million from a subsidiary of The News Corporation Limited, which is considered to be adequate for the Group's needs. The facility has no expiry date and has not been used during the year. The News Corporation Group operates collective sterling overdraft facilities with its bankers which allows individual companies in that group to become overdrawn subject to an agreed limit not being exceeded in aggregate. Interest is paid by NDS on sterling overdrafts and is received on sterling cash balances. NDS had no overdraft during the year.

The Company has non-equity capital in the form of deferred shares with a book value of GBP 42 million as set out in Note 19b. Given the terms of the deferred shares, their fair value is assumed to be zero.

c)  Currency risks

The Group's policy is to monitor currency risks associated with projected cash flows and to consider using financial instruments to mitigate that risk. During the year, NDS entered into a EUR -forward purchase contract to fix the purchase price of the MediaHighway acquisition in the period between signing the acquisition agreement and the completion of the transaction. The contract yielded a gain of GBP 1.1 million on maturity, which has been recognised in the profit and loss account. NDS has not entered into any other free-standing derivative contracts during either of the three years ended 30 June 2004. All monetary assets and liabilities as at 30 June 2004 have been stated in sterling at their re-valued amounts using year end exchange rates.

The table below analyses the net monetary assets or liabilities as at 30 June 2004 that are denominated in currencies that are not the functional currency of the operating unit concerned:


    Net foreign currency assets (liabilities)              Functional currency of operating unit
                                                     --------------------------------------------------
                                                            Sterling             Euro        US dollar              Total
                                                            GBP '000          GBP '000        GBP '000           GBP '000

    Sterling                                                       -               (1)          21,385             21,384
    US dollar                                                 13,583              696                -             14,279
    Israeli shekel                                                 -                -            8,893              8,893
    Australian dollar                                           (400)               -                -               (400)
    Euro                                                      16,585                -              167             16,752
    Other                                                       (195)               -                -               (195)
                                                     ---------------- ---------------- ----------------     ---------------
                                                              29,573              695           30,445             60,713
                                                     ---------------- ---------------- ----------------     ---------------

 The table below analyses the net monetary assets or liabilities as at 30 June 2003 that are denominated in currencies that are not the functional currency of the operating unit concerned:

    Net foreign currency assets (liabilities)              Functional currency of operating unit
                                                     --------------------------------------------------
                                                                  Sterling                US dollar               Total
                                                                  GBP '000                 GBP '000               GBP '000

    Sterling                                                            -                     15,133               15,133
    US dollar                                                      18,662                          -               18,662
    Israeli shekel                                                      -                      9,710                9,710
    Australian dollar                                                (321)                         -                 (321)
    Euro                                                            3,103                          -                3,103
    Other                                                            (385)                       (19)                (404)
                                                     -------------------------    ---------------------     ---------------
                                                                   21,059                     24,824               45,883
                                                     -------------------------    ---------------------     ---------------

d)  Fair values of financial assets and liabilities

The Group's financial assets and liabilities comprise cash and short-term deposits, investments, debtors, creditors and provisions, for which the fair value is equal to the book value.


30.  Controlling party

Throughout the period covered by these financial statements, NDS Group plc has been under the control of The News Corporation Limited, a company registered in Australia. As at 30 June 2004, The News Corporation Limited owned approximately 77.51% of the Company's equity share capital and 100% of the Company's non-equity share capital; its interest in the overall voting capacity of the Company's equity was approximately 97.18%. The News Corporation Limited's interest in the Company's shares is held by its wholly owned subsidiary, News Nominees Limited.

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

a) De-recognition of liability for card changeovers

Under UK GAAP, subscriber fees are recognised over the term of the contract as the security services are performed. In some instances, the maintenance of security requires NDS to replace a population of smart cards ("changeover cards"). This is an integral part of the wider security maintenance activities and the subscriber fees continue to be recognised as the services are performed. Costs associated with such arrangements include, therefore, the production of changeover cards to be provided. This liability is recognised by way of a provision in the financial statements. The value of his liability at each balance sheet date is calculated as the total expected cost of providing changeover cards multiplied by the proportion of revenues recognised to date as compared with total security fees expected over the duration of the maintenance agreement.

Under US GAAP, the liability to provide changeover cards is not recognised.
The cost of providing changeover cards is recognised upon shipment of the smart cards to the platform operator. A portion of the subscriber fee revenue is deferred, equivalent to the estimated fair value of the cards, which has been calculated based on an estimate of the revenue that NDS might expect to earn in supplying an equivalent volume of cards in a stand-alone arrangement. This revenue is recognised upon eventual shipment of the smart cards to the platform operator.

In 2004, this had the effect on the profit and loss account of decreasing revenue by GBP 16,134,000 (2003: increasing revenue by GBP 19,572,000; 2002: reducing revenue by GBP 6,061,000) and of decreasing cost of sales by GBP 13,055,000 (2003: increasing cost of sales by GBP 13,980,000; 2002: reducing cost of sales by GBP 4,329,000). On the balance sheet, this resulted in an increase in deferred revenue of GBP 20,222,000 (2003: GBP 4,088,000) and a reduction in provisions of GBP 15,975,000 (2003: GBP 2,920,000).

b) Non-amortisation of goodwill

Under UK GAAP, goodwill is amortised over the period over which benefits are expected to accrue to the Group. Under US GAAP from 1 July 2002, goodwill and identifiable intangible assets that have indefinite useful lives are not amortised. However, such assets are tested for impairment at least annually using guidance specifically provided in SFAS 142: "Goodwill and other intangible assets". The Directors concluded that no impairment charge was required at 1 July 2002 or 30 June 2003.

In the profit and loss account, this has the effect of reducing goodwill amortisation by GBP 7,854,000 (2003: GBP 7,845,000). The impairment charge of GBP 6,510,000 recorded under UK GAAP in the year ended 30 June 2004 is the same as would be applied under US GAAP. In the balance sheet, the effect of presenting goodwill as a single line item is to decrease the cost of goodwill by GBP 29,283,000 (2003: GBP 22,773,000) and accumulated amortisation of GBP 44,982,000 (2003: GBP 30,618,000) is eliminated.

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

Under UK GAAP, NDS has accounted for an allocation of the additional share payments as part of staff costs; the amount was determined by estimating the value to the Company of the employment lock-in clauses for former shareholders and amortising that amount over the relevant period. The remaining value of the additional share payments was accounted for as contingent consideration and the fair value of consideration payable in shares was determined by reference to the market price of Series A ordinary shares at the time the transaction was completed. To the extent that shares had not been issued as at 30 June 2002, the estimated fair value of such shares was shown as a separate element of shareholders' funds. All remaining shares due as a result of this acquisition were issued during the year ended 30 June 2003.

Under US GAAP, the contractual terms relating to the additional share payments cause all, rather than just part, of the additional share payments to be treated as compensation cost for post-acquisition services, which is accrued over the relevant service period. To the extent that the cumulative compensation cost incurred as at the balance sheet date differed from the estimated fair value of the shares issued, the difference was accounted for within stockholders' equity. Where the number of shares to be issued was determinable as at the acquisition date, the fair value of those shares was determined by reference to the market price at the time of the acquisition. Where the number of shares was not determinable as at the acquisition date, the fair value of those shares was determined by reference to the market price when the contingencies were resolved. To the extent that compensation cost payable in shares was accrued in advance of the contingencies being resolved, the fair value of those shares was estimated by reference to the market price as at the balance sheet date.

This has the effect of increasing compensation costs in the profit and loss account by GBP 977,000 (2003: GBP 1,601,000; 2002: GBP 3,794,000), reducing the cost of goodwill by GBP 31,999,000 and reducing prepaid compensation on the balance sheet by GBP nil (2003: GBP 134,000). In the year ended 30 June 2002, this had the additional effect of reducing amortisation of goodwill by GBP 3,025,000.

(ii) Visionik

Under the agreement for the acquisition of Visionik, the total purchase price was dependent on the revenues and profitability of the business for the two years ending 31 May 2004 exceed certain thresholds.

Under UK GAAP, where the consideration paid for an acquisition includes a contingent payment, the best estimate of the amount likely to be payable in respect of such consideration is accrued within provisions for liabilities and charges and included within goodwill from date of acquisition. During 2003, the estimate was revised downwards. No further adjustments were required following the final determination of the revenues and profitability of the business for the two years ending 31 May 2004.

Under US GAAP, contingent consideration is only recognised when the contingencies are resolved.

This has no effect in 2004 or 2003. The effect in 2002 was to decrease amortisation of goodwill by GBP 34,000.

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

Under US GAAP, NDS has elected to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 ("APB 25"). Under APB 25, the measurement date was the date of the Initial Public Offering and a compensation cost was charged to the profit and loss account equal to the difference between the exercise price and the market price of the shares as set by the Initial Public Offering. The compensation cost was charged over the vesting period of the options. Options granted under employee share ownership schemes fail to meet the US GAAP definition of non-compensatory plans and a compensation cost is charged to the profit and loss account equal to the difference between the option price and the market price of the shares on the date the option was granted. The compensation cost is charged over the term of the associated savings contract. Further, variable accounting is required for certain options granted during 2003 which were deemed to be a re-pricing of subsequently cancelled unrelated options.

These items have the effect of decreasing net income in the year ended 30
June 2004 by GBP 1,706,000 (2003: decrease by GBP 527,000; 2002: increase by GBP 86,000). The item has no effect on shareholders' equity.

e) National Insurance on share options

Under UK GAAP, the liability to pay UK employers' National Insurance on gains made by employees on the exercise of certain share options granted is accrued over the vesting period and is based on the market price of the Company's shares at the balance sheet date. Under US GAAP, the recognition point for liabilities for UK employers' National Insurance is when the relevant options are exercised.

The effect is to increase operating income by GBP 350,000 (2003: increase by GBP 44,000; 2002: decrease by GBP 430,000) and to reduce the provision in the balance sheet by GBP 478,000 to nil (2003: from GBP 128,000 to GBP nil).

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

The adjustment for the year ended 30 June 2004 decreases operating income by GBP 274,000 (2003: GBP 338,000; 2002: 215,000), with an increase in current assets of GBP 176,000 (2003: GBP nil) and an increase in current liabilities of GBP 836,000 (2003: GBP 386,000).

g) Pension costs

Under UK GAAP, provision is made for the cost of retirement benefits payable by the Group's UK defined benefit pension scheme as assessed by external professional actuaries and is charged to the profit and loss account so as to spread the cost over the period during which the employer derives benefit from the employee's services.

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

The effect of these differences is to decrease operating income by GBP
70,000 (2003: decrease of GBP 12,000; 2002: increase of GBP 480,000), and to generate other comprehensive income of GBP 1,096,000 (2003: other comprehensive losses of GBP 1,658,000; 2002: other comprehensive losses of GBP 1,847,000). Provisions increase by GBP 1,991,000 (2003: GBP 3,107,000).

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

This results in a reduction in the tax charged to the profit and loss account of GBP nil (2003: GBP nil; 2002: reduction of GBP 50,000).

(ii) Consequential adjustments

As a consequence of the adjustments under a), d), e), f) and g) above, additional temporary differences arise which have the effect of decreasing the tax charged in the profit and loss account by GBP 923,000 (2003: increase by GBP 1,585,000; 2002: decrease by GBP 568,000), generating an additional other comprehensive losses of GBP 328,000 (2003: other comprehensive income of GBP 360,000; 2002: other comprehensive income of GBP 685,000) and increasing the deferred tax asset by GBP 1,927,000 (2003: GBP 1,332,000).

i) Severance pay

Under UK GAAP, the provision for severance pay referred to in Note 26d is shown net of the amount funded by insurance policies. Under US GAAP, the liability and asset should be shown gross. The effect is to increase other debtors due after one year and provisions by GBP 9,381,000 (2003: GBP 9,348,000). There is no affect on net income or shareholders' equity.

Net income under US GAAP

The following is a summary of the adjustments to profit attributable to shareholders (net income) which would be required if US GAAP were to be applied instead of UK GAAP:

                                                                        Year ended            Year ended             Year ended
                                                                      30 June 2004          30 June 2003           30 June 2002
                                                                          GBP '000              GBP '000              GBP '000

    Profit for the year in accordance with UK GAAP                         18,469                26,040                 30,678
    Adjustments:
        a) De-recognition of liability for card changeovers                (3,079)                5,592                 (1,732)
        b) Non-amortisation of goodwill                                     7,854                 7,845                      -
        c) Purchase accounting
            (i) Orbis                                                        (977)               (1,601)                  (769)
            (ii) Visionik                                                       -                     -                     34
        d) Stock-based compensation                                        (1,706)                 (527)                    86
        e) National insurance on share options                                350                    44                   (430)
        f) Fair valuation of currency derivatives                            (274)                 (338)                  (215)
        g) Pension costs                                                      (70)                  (12)                   480
        h) Taxation
            (i)On above adjustments                                           923                (1,585)                   568
            (ii)      Methodology                                               -                     -                    (50)
                                                                 ------------------    ------------------ --- ------------------
    Net income as adjusted to accord with US GAAP                          21,490                35,458                 28,650
                                                                 ------------------    ------------------ --- ------------------


A condensed income statement presented under US GAAP would be as follows:

                                                                        Year ended            Year ended             Year ended
                                                                      30 June 2004          30 June 2003           30 June 2002
                                                                         GBP '000              GBP '000               GBP '000

    Revenues                                                              204,399               256,809                234,727
    Cost of goods sold                                                    (48,538)             (108,447)               (78,778)
    Selling, general and administrative expenses                         (127,942)             (100,556)              (115,800)
                                                                 ------------------    ------------------     ------------------
    Operating income                                                       27,919                47,806                 40,149

    Other income (expense)                                                      -                  (280)                    21
    Interest income                                                         4,214                 2,887                  2,513
                                                                 ------------------    ------------------     ------------------
    Income before income tax expense                                       32,133                50,413                 42,683

    Income tax expense                                                    (11,115)              (15,057)               (14,033)
                                                                 ------------------    ------------------     ------------------
    Income after taxation income tax expense                               21,018                35,356                 28,650

    Minority interests in losses of consolidated subsidiary                   472                   102                      -

                                                                 ------------------    ------------------ --- ------------------
    Net income                                                             21,490                35,458                 28,650
                                                                 ------------------    ------------------ --- ------------------

Net income per share
                                                                        Year ended            Year ended             Year ended
                                                                      30 June 2004          30 June 2003           30 June 2002

    Basic                                                                   39.7p                 65.8p                  53.7p
    Diluted                                                                 38.2p                 63.8p                  52.4p
                                                                 ------------------    ------------------     ------------------

      Weighted average number of shares in issue                      54,093,083            53,856,141             53,347,593
      Diluted weighted average number of shares                       56,237,610            55,566,086             54,640,510
                                                               -----------------------------------------------------------------

Statement of comprehensive income
    Comprehensive income under US GAAP is as follows:
                                                                       Year ended             Year ended             Year ended
                                                                     30 June 2004          30 June 2003            30 June 2002
                                                                                           Restated (1)            Restated (1)
                                                                         GBP '000              GBP '000               GBP '000

    Net income as adjusted to accord with US GAAP                          21,490                35,458                 28,650

    Currency translation differences (nil tax effect)                      (2,780)               (3,617)                (2,337)
    Pension liability adjustment                                            1,096                (1,658)                (1,847)
    Tax effect of pension liability adjustment                               (328)                  360                    685
                                                                 ------------------    ------------------ --- ------------------
    Comprehensive income in accordance with US GAAP                        19,478                30,543                 25,151
                                                                 ------------------    ------------------     ------------------

(1) Restated to reflect the minimum pension liability and related deferred tax asset.

Movement in accumulated other comprehensive income (loss) under US GAAP is as follows:

                                                                                                                Minimum pension
                                                                                               Currency               liability
                                                                                            translation              adjustment
                                                                                            differences
                                                                                           GBP '000                   GBP '000

    As at 1 July 2001                                                                             1,870                      -
    Movement in the year (1)                                                                     (2,337)                (1,162)
                                                                                       ------------------     ------------------
    As at 30 June 2002 (1)                                                                         (467)                (1,162)
    Movement in the year (1)                                                                     (3,617)                (1,298)
                                                                                       ------------------     ------------------
    As at 30 June 2003 (1)                                                                       (4,084)                (2,460)
    Movement in the year                                                                         (2,780)                   768
                                                                                       ------------------     ------------------
    As at 30 June 2004                                                                           (6,864)                (1,692)
                                                                                       ------------------     ------------------

(1) Restated to reflect the minimum pension liability and related deferred tax asset.


Shareholders' equity under US GAAP

The following is a summary of the adjustments to shareholders' funds, which would be required if US GAAP were to be applied instead of UK GAAP:


                                                                                      30 June 2004             30 June 2003
                                                                                                               Restated (1)
                                                                            Notes         GBP '000                 GBP '000

    Shareholders' funds in accordance with UK GAAP                                          203,177               186,271

    Adjustments:
    Intangible fixed assets:
                               Cost                                          b)             (29,283)              (22,773)
                               Cost                                          c)             (31,999)              (31,999)
                               Accumulated amortisation                      b)              44,982                30,618

    Current assets:
                               Prepayments                                   c)                   -                  (134)
                               Deferred tax                                  h)               1,927                 1,332
                               Other debtors due after one year              i)               9,381                 9,348
                               Other current assets                          f)                 176                     -

    Current liabilities:
                               Accrued expenses                              f)                (836)                 (386)
                               Deferred income                               a)             (20,222)               (4,088)

    Provisions for liabilities and charges:
                               Changeover                                    a)              15,975                 2,920
                               Employee benefits and taxes                   e)                 478                   128
                               Employee benefits and taxes                   g)              (1,991)               (3,107)
                               Employee benefits and taxes                   i)              (9,381)               (9,348)
                                                                                    ------------------    --------------------
    Shareholders' equity as adjusted in accordance with US GAAP                             182,384               158,872
                                                                                    ------------------    --------------------

(1) Restated to reflect the minimum pension liability and related deferred tax asset.

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

The presentation of cash flows in accordance with US GAAP would be as follows:

                                                                         Year ended         Year ended          Year ended
                                                                       30 June 2004       30 June 2003        30 June 2002
                                                                           GBP '000           GBP '000            GBP '000

    Cash inflow from operating activities                                    52,287             33,128             57,406
    Cash outflow from investing activities                                  (48,257)            (3,504)           (12,978)
    Cash inflow from financing activities                                     1,273                526                525
                                                                      --------------     --------------     ---------------
    Increase in cash and cash equivalents                                     5,303             30,150             44,953
    Effect of exchange rate changes on cash and cash equivalents             (1,737)            (2,098)            (2,419)
    Cash and cash equivalents at beginning of year                          121,520             93,468             50,934
                                                                      --------------     --------------     ---------------
    Cash and cash equivalents at end of year                                125,086            121,520             93,468
                                                                      --------------     --------------     ---------------

Additional disclosures

a) Stock options

Under US GAAP, NDS has elected to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 ("APB 25") and adopt the disclosure only alternative provided under SFAS No. 123. For the year ended 30 June 2004, a compensation credit of GBP 32,000 (2003: compensation cost of GBP 40,000; 2002: GBP 78,000) has been recorded under UK GAAP in respect of options and an additional charge of GBP 1,706,000 (2003: GBP 527,000; 2002: credit of GBP 86,000) is required to accord with US GAAP, such that the total compensation cost in respect of options under APB 25 is GBP 1,674,000 (2003: GBP 567,000; 2002: credit of GBP 8,000).

The stock-based compensation for the year ended 30 June 2004, had it been determined under SFAS No. 123, would have been GBP 5,477,000 (2003: credit of GBP 776,000; 2001: charge of GBP 8,714,000).

The pro forma impact of the compensation cost, had it been recorded as determined under SFAS No. 123 would have been as follows:

                                                                     Year ended          Year ended           Year ended
                                                                   30 June 2004        30 June 2003         30 June 2002
                                                                      GBP '000             GBP '000            GBP '000
    Net income (US GAAP)
    As reported                                                        21,490                35,458               28,650
    Add back compensation cost (credit) under APB 25                    1,674                   567                   (8)
    Compensation (cost) credit under SFAS 123                          (5,355)                  776               (8,714)
                                                               ------------------    ----------------     ----------------
    Pro forma, as adjusted for SFAS 123                                17,809                36,801               19,928
                                                               ------------------    ----------------     ----------------

    Net income per share (US GAAP)
    As reported:
             - basic                                                      39.7p                 65.8p                53.7p
             - diluted                                                    38.2p                 65.3p                52.4p

    Pro forma, as adjusted for SFAS 123
             - basic                                                      32.9p                68.3p                37.4p
             - diluted                                                    31.7p                66.2p                36.5p
                                                               ------------------    ----------------     ----------------



The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                    Year ended           Year ended          Year ended
                                                                  30 June 2004         30 June 2003        30 June 2002
                                                                      GBP '000             GBP '000            GBP '000

    Risk free interest rate                                             4.38%                3.15%               4.08%
    Dividend yield                                                         0%                   0%                  0%
    Expected volatility                                                   87%                  93%                 64%
    Expected life of options                                         5.0 years            3.8 years           2.5 years

    Weighted average fair value of options granted in year              $11.94                $5.14               $8.81
                                                               ----------------     ----------------    ----------------

The exercise price for all outstanding options at 30 June 2004 ranged from $6.50 to $60.00, with a weighted average exercise price of $14.604 and a remaining contractual life of 5.8 years. The weighted average fair value of those options granted during the year ended 30 June 2004 where the exercise price equalled the market price was $11.94; their weighted average exercise price was $17.12. No options were granted during the year ended 30 June 2004 where the exercise price was less than or greater than the market price.

The following table summarises information about the stock options outstanding 30 June 2004:

                                   Options outstanding as at 30 June 2004            Options exercisable as at 30 June 2004
                                   --------------------------------------            --------------------------------------
    Range of exercise         Number      Weighted average     Weighted average        Number      Weighted average exercise
    prices ($)                           exercise price ($)        remaining                               price ($)
                                                               contractual life

    Up to $10.00             2,291,382           $8.294            3.9 years            1,491,905             $8.624
    $10.01 to $20.00         1,612,954          $18.418            7.5 years              752,584            $19.924
    $20.01 to $30.00           892,869          $21.900            7.3 years              444,630            $21.900
    $30.01 to $40.00             3,001          $34.500            0.3 years                3,001            $34.500
    $40.01 to $50.00            11,500          $43.000            5.8 years               11,500            $43.000
    $50.01 to $60.00            31,751          $58.887            6.2 years               24,909            $58.581

    All options              4,843,457          $14.604            5.8 years            2,728,529            $14.533
                           ------------- ------------------- ---------------------- -------------- ---------------------------


b) Pensions

Information under US GAAP regarding the Group's defined benefit pension is as follows:

                                                                 Year ended           Year ended           Year ended
                                                                30 June 2004        30 June 2003         30 June 2002
                                                                    GBP '000            GBP '000             GBP '000

     Service cost                                                        94                   90                  131
     Interest cost                                                      439                  404                  231
     Expected return on assets                                         (310)                (346)                (210)
     Net amortisation of loss                                           256                  152                    -
                                                             -----------------    ----------------     ----------------
     Net periodic pension expenses                                      479                  300                  152
                                                             -----------------    ----------------     ----------------

The following assumptions were used in accounting for the plan:

                                                                   Year ended            Year ended           Year ended
                                                                 30 June 2004          30 June 2003         30 June 2002

     Assumed discount rate                                               5.75%                5.30%                6.00%
     Expected long-term rate of return on plan assets                    7.50%                7.50%                8.00%
     Rate of increase in pensions                                        3.00%                3.00%                3.00%
     Rate of compensation increase                                       4.50%                4.50%                4.75%
                                                             -----------------    ----------------     ----------------

The funding of the Company's defined benefit pension plan is as follows:

                                                                30 June 2004        30 June 2003         30 June 2002
                                                                    GBP '000             GBP '000            GBP '000

    Fair value of plan assets                                          4,677                4,034               4,191
    Projected benefit obligation                                      (8,719)              (8,251)             (6,703)
                                                             -----------------    ----------------     ----------------
    Projected benefit obligation in excess of plan assets             (4,042)              (4,217)             (2,512)
    Unrecognised net loss                                              4,247                4,660               2,947
    Recognition of additional minimum liability                       (2,436)              (3,788)             (2,282)
                                                             -----------------    ----------------     ----------------
    Net amount recognised in the balance sheet                        (2,231)              (3,345)             (1,847)
                                                             -----------------    ----------------     ----------------

The following table is a reconciliation of projected benefit obligation (PBO):

                                                                  Year ended          Year ended            Year ended
                                                                30 June 2004        30 June 2003          30 June 2002
                                                                    GBP '000            GBP '000              GBP '000

    PBO, beginning of year                                            8,251                6,703                6,164

    Interest on PBO:                                                    439                  404                  231
    Service cost:                                                        94                   90                  131
     Benefits paid:                                                     (98)                (119)                (121)
    Employee contributions:                                              77                   78                   52
    (Gains) losses:                                                     (44)               1,095                  246
                                                             -----------------    ----------------     ----------------
    PBO, end of year                                                  8,719                8,251                6,703
                                                             -----------------    ----------------     ----------------

The following table is a reconciliation of the fair value of plan assets:

                                                                  Year ended          Year ended           Year ended
                                                                30 June 2004        30 June 2003         30 June 2002
                                                                     GBP 000             GBP 000              GBP 000

     Plan assets at fair value, beginning of year                     4,034                4,191                4,463

     Employer contributions:                                            241                  308                  131
     Employee contributions:                                             77                   78                   52
     Benefits paid:                                                     (98)                (119)                (121)
     Return on assets:                                                  423                 (424)                (334)
                                                             -----------------    ----------------     ----------------
     Plan assets at fair value, end of year                           4,677                4,034                4,191
                                                             -----------------    ----------------     ----------------

The following table is the accumulated benefit obligation (ABO) at the end of each period:
                                                             30 June 2004        30 June 2003         30 June 2002
                                                                  GBP 000             GBP 000              GBP 000

     ABO, end of year                                            (6,908)              (7,379)              (6,038)
                                                             -----------------    ----------------     ----------------

c) Valuation reserves

The movement in the valuation reserve against trade accounts receivable is as follows:

                                                            Year ended           Year ended           Year ended
                                                          30 June 2004         30 June 2003         30 June 2002
                                                               GBP 000              GBP 000              GBP 000

     Balance, beginning of year                                  5,561                4,648                2,057
     Charged (released) during the year                           (926)               5,166                2,939
     Written off                                                (2,982)              (4,253)              (348)
                                                      -----------------    ----------------     ----------------
     Balance end of year                                         1,653                5,561                4,648
                                                      -----------------    ----------------     ----------------



d) Additional information required by US GAAP in respect of deferred taxation

                                                                              30 June 2004         30 June 2003
                                                                                   GBP 000              GBP 000
     Deferred tax liabilities                                                            -                    -
                                                                             --------------     ----------------

     Deferred tax assets:
     Short term timing differences on accrued expenses                                  888                2,972
     Long term timing differences on fixed assets                                       851                1,301
     Other long-term timing differences                                               1,927                1,332
     Tax losses carried forward                                                       3,342                1,645
                                                                           ----------------      ----------------
                                                                                      7,008                7,250
                                                                           ----------------      ----------------
     Valuation allowance
     Valuation allowance in respect of tax losses                                   (2,000)              (1,645)
                                                                          ----------------       ----------------

     Net deferred tax asset                                                          5,008                5,605
                                                                          ----------------       ----------------

     Of which:
     Current                                                                            -                     -

     Non-current                                                                    5,008                 5,605
                                                                         ----------------       ----------------
                                                                                    5,008                 5,605

e) Recent accounting pronouncements

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

None of the recent US GAAP pronouncements is expected to have a significant effect on reported income or net assets of NDS.